As filed with the Securities and Exchange Commission on January 12, 2007.

Registration No. 333-139806

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IBERIABANK Corporation

(Exact name of each registrant as specified in its charter)

Louisiana	72-1280718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West Congress Drive

Lafayette, Louisiana 70501

(337) 521-4003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copy to: Edward B. Crosland, Jr. Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. 2600 Virginia Avenue, Suite 1113 Washington, DC 20037-1992 (202) 944-1100

Daryl G. Byrd

President and Chief

Executive Officer

IBERIABANK Corporation

200 West Congress Drive

Lafayette, Louisiana 70501

(337) 521-4003

(Name, address, including zip code,

and telephone number, including

area code, of agent for service)

Copy to: Walter M. Ebel III Friday, Eldredge & Clark, LLP 400 West Capitol, Suite 2000 Little Rock, Arkansas 72201 (501) 370-1557

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the information statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

To the Stockholders of Pulaski Investment Corporation:

A Merger Proposal—Your Vote Is Very Important

On August 9, 2006, the board of directors of Pulaski Investment Corporation unanimously approved an Agreement and Plan of Merger between Pulaski Investment Corporation and IBERIABANK Corporation pursuant to which Pulaski Investment Corporation will be merged with and into IBERIABANK Corporation. Pulaski Investment Corporation is sending you this document to ask you to vote on the adoption of the merger agreement with IBERIABANK Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pulaski Investment Corporation Class A voting common stock and Class B nonvoting common stock will be converted into (i) cash (without interest) equal to $26.6464 per share (approximately $65,000,000 in the aggregate), (ii) 0.2274 share of IBERIABANK Corporation common stock for each share of Class A voting common stock and Class B nonvoting common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per share), and (iii) the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value).

In lieu of each individual share of Pulaski Investment Corporation common stock being converted in the merger on the effective date into IBERIABANK Corporation common stock and cash, each Pulaski Investment Corporation stockholder will be entitled to specifically designate particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into IBERIABANK Corporation common stock and particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into cash.

IBERIABANK Corporation common stock trades on the Nasdaq Global Market under the symbol “IBKC”.

Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of Pulaski Investment Corporation and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement. The merger cannot be completed unless a majority of the issued and outstanding shares of both Class A and Class B common stock of Pulaski Investment Corporation vote to adopt the merger agreement.

This information statement-prospectus gives you detailed information about the special meeting of stockholders to be held on January 29, 2007 the merger and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 24.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

James C. East

Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated January 12, 2007, and is first being mailed on or about January 16, 2007.

ADDITIONAL INFORMATION

A copy of IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 (excluding certain exhibits) is attached as Appendix C to this information statement-prospectus. A copy of IBERIABANK Corporation’s Proxy Statement for the 2006 Annual Meeting of Stockholders is attached as Appendix D to this information statement-prospectus. A copy of IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 is attached as Appendix E to this information statement-prospectus.

If you have any questions, you may contact Pulaski Investment Corporation at the following address and telephone number:

Pulaski Investment Corporation

5800 R Street

Little Rock, Arkansas 72207

Attention: Dan Boland, Secretary

Telephone: (501) 661-7712

See “Where You Can Find More Information” on page 163.

(ii)

PULASKI INVESTMENT CORPORATION

5800 R Street

LITTLE ROCK, ARKANSAS 72207

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 29, 2007

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Pulaski Investment Corporation will be held at the offices of Pulaski Investment Corporation, 5800 R Street, Little Rock, Arkansas, at 10:00 a.m., Arkansas time, on January 29, 2007, for the following purposes:

1. To adopt the Agreement and Plan of Merger dated as of August 9, 2006, as amended, by and between IBERIABANK Corporation and Pulaski Investment Corporation, pursuant to which Pulaski Investment Corporation will merge with and into IBERIABANK Corporation, and each of the outstanding shares of Pulaski Investment Corporation will be converted into the right to receive cash and shares of common stock of IBERIABANK Corporation, as more fully described in the attached information statement-prospectus.

2. To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements of the special meeting. We are not aware of any other business to come before the special meeting.

The proposed merger is described in more detail in this information statement-prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this document. Only Pulaski Investment Corporation stockholders of record as of the close of business on January 15, 2007, are entitled to notice of and to vote at the special meeting of stockholders.

Pursuant to a resolution of the Board of Directors of Pulaski Investment Corporation, both stockholders owning Class A voting common stock and stockholders owning Class B nonvoting common stock shall be entitled to vote on the proposed merger. A majority vote of both stockholders owning Class A voting common stock, voting as a class, and stockholders owning Class B nonvoting common stock, voting as a class, shall be required to adopt the merger agreement.

We are not soliciting proxies in connection with the special meeting and request that you not send us a proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Little Rock, Arkansas	James C. East Chairman of the Board
January 12, 2007

PULASKI INVESTMENT CORPORATION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

	Page
ADDITIONAL INFORMATION	(ii	)
QUESTIONS AND ANSWERS ABOUT VOTING AT THE SPECIAL MEETING OF STOCKHOLDERS	1
SUMMARY	3
SELECTED HISTORICAL FINANCIAL DATA FOR IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND POCAHONTAS BANCORP	8
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	14
RISK FACTORS	24
PULASKI INVESTMENT CORPORATION SPECIAL MEETING	31
THE PROPOSED MERGER	32
COMPARISON OF STOCKHOLDERS’ RIGHTS	59
DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK	67
CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION	68
CERTAIN INFORMATION CONCERNING PULASKI INVESTMENT CORPORATION	70
PULASKI INVESTMENT CORPORATION AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005 AND 2004	73
PULASKI INVESTMENT CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS—FISCAL YEARS ENDED DECEMBER 31, 2003-2005	93
PULASKI INVESTMENT CORPORATION UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND 2005	111
PULASKI INVESTMENT CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS—NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005	118
POCAHONTAS BANCORP AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND 2005 AND FOR THE THREE YEARS IN THE PERIOD ENDED SEPTEMBER 30, 2006	124
EXPERTS	159
LEGAL OPINIONS	159
STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PULASKI INVESTMENT CORPORATION	160
STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IBERIABANK CORPORATION	162
OTHER MATTERS	163
WHERE YOU CAN FIND MORE INFORMATION	163
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	165

APPENDICES

A. Agreement and Plan of Merger by and between IBERIABANK Corporation and Pulaski Investment Corporation, dated August 9, 2006, as amended (excluding certain exhibits)	A-1

B. Opinion of Stifel, Nicolaus & Company, Incorporated	B-1

C. IBERIABANK Corporation’s Annual Report on Form 10-K (excluding certain exhibits) for the year ended December 31, 2005	C-1

D. IBERIABANK Corporation’s Proxy Statement for Annual Meeting of Stockholders held on May 3, 2006	D-1

E. IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006	E-1

F. Provisions of Arkansas Business Corporation Act of 1987 relating to dissenters’ rights	F-1

QUESTIONS AND ANSWERS ABOUT THE

SPECIAL MEETING OF STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the proposed merger being voted upon at the special meeting of the stockholders of Pulaski Investment Corporation.

Q:	WHY IS A SPECIAL MEETING BEING CALLED?

A:	Pulaski Investment Corporation’s board of directors is calling the special meeting to allow stockholders to consider and vote on a proposed merger of Pulaski Investment Corporation with and into IBERIABANK Corporation, with IBERIABANK Corporation as the corporation surviving the merger. Pulaski Investment Corporation’s board of directors believes that a combined entity of Pulaski Investment Corporation and IBERIABANK Corporation would have better future prospects than Pulaski Investment Corporation and its subsidiaries would likely achieve going forward on a stand-alone basis, and that the proposed merger with IBERIABANK Corporation presents the best opportunity for enhancing Pulaski Investment Corporation’s stockholder value.

Q:	WHO IS IBERIABANK CORPORATION?

A:	IBERIABANK Corporation, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation. As of September 30, 2006, IBERIABANK Corporation had consolidated assets of $3.1 billion, total deposits of $2.4 billion and stockholders’ equity of $280.3 million.

Q:	WHY IS MY VOTE IMPORTANT?

A:	The merger agreement must be adopted by a majority of the issued and outstanding shares of Pulaski Investment Corporation Class A common stock and Class B common stock, with each class voting as a separate voting group. A failure to vote will have the same effect as a vote against the merger agreement. See “Pulaski Investment Corporation—Special Meeting”, on page 31.

Q:	SHOULD I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	We encourage all stockholders to attend the special meeting and vote his, her or its shares. No party is soliciting proxies in connection with the special meeting, and we request that you do not submit proxies to Pulaski Investment Corporation. You are, however, entitled under Arkansas law to grant your proxy to any third party. In the event that you are unable to attend the special meeting and intend to submit a proxy, please contact Dan Boland at Pulaski Investment Corporation to ensure that your proxy is properly received by Pulaski Investment Corporation. Mr. Boland may be reached at (501) 661-7712. Representatives of Pulaski Investment Corporation may attempt to obtain the written consent of all of the corporation’s stockholders to the merger agreement prior to the special meeting, which action is permitted by Pulaski Investment Corporation’s bylaws. The special meeting will not be held in the event this unanimous consent of all stockholders is obtained prior to the scheduled date of the special meeting.

Q:	DO I HAVE THE RIGHT TO DISSENT FROM THE MERGER?

A:

Holders of Pulaski Investment Corporation common stock who properly exercise their dissenters’ rights in accordance with Sections 4-27-1301 to 1331 of the Arkansas Business Corporation Act of 1987 are entitled to dissenters’ rights under that Act. By resolution, the board of directors of Pulaski Investment Corporation has determined that both Class A and Class B shares of common stock will be entitled to vote on the merger agreement. Thus, holders of each class will have the ability to exercise dissenters’ rights. Any stockholder of Pulaski Investment Corporation may exercise dissenters’ rights only by delivering to Pulaski Investment Corporation, before the vote of the Pulaski Investment Corporation stockholders is taken on the proposed merger, written notice of the stockholder’s intent to demand payment for the stockholder’s shares if the proposed merger is approved and effectuated, and the stockholder must not vote his or her shares in favor of the proposed merger, either in person at the Pulaski Investment Corporation special meeting or by proxy. A stockholder of Pulaski Investment Corporation who does not satisfy these requirements as well as the other requirements of Sections 4-27-1301 to -1331 of the Arkansas Business Corporation Act is not entitled to payment for his or her shares as a dissenting stockholder under the Arkansas Business Corporation Act, and would be entitled to the consideration for his or her shares as provided in the merger agreement. See “The Proposed Merger-Dissenters’ Rights” beginning on page 57.

Q:	WHAT WILL STOCKHOLDERS OF PULASKI INVESTMENT CORPORATION RECEIVE IN THE MERGER?

A:	If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pulaski Investment Corporation common stock will be converted into (i) cash (without interest) equal to $26.6464 per share (approximately $65,000,000 in the aggregate), (ii) 0.2274 shares of IBERIABANK Corporation common stock for each share of common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per shares), and (iii) the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of the IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value).

Q:	WHERE WILL THE IBERIABANK CORPORATION SHARES THAT I RECEIVE IN THE MERGER BE LISTED?

A:	IBERIABANK Corporation common stock trades on the Nasdaq Global Market under the symbol “IBKC”.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	Please DO NOT send in your stock certificates to Pulaski Investment Corporation or IBERIABANK Corporation. Instructions for surrendering your Pulaski Investment Corporation stock certificates in exchange for the merger consideration will be sent to you later.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	IBERIABANK Corporation and Pulaski Investment Corporation currently expect to complete the merger in the first quarter of 2007, assuming all of the conditions to completion of the merger have been satisfied.

Q:	BY WHAT DATE MUST THE MERGER BE COMPLETED?

A:	Under the terms of the merger agreement, the merger must be completed by August 9, 2007, unless extended by agreement of Pulaski Investment Corporation and IBERIABANK Corporation.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of stockholders or the merger to Dan Boland, Secretary of Pulaski Investment Corporation, at (501) 661-7712.

PULASKI INVESTMENT CORPORATION

INFORMATION STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. Each item in this summary includes a page reference directing you to a more complete description of that item.

THE MERGER

The Agreement and Plan of Merger, as amended, is attached to this document as Appendix A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Pulaski Investment Corporation with and into IBERIABANK Corporation.

Parties to the Merger

IBERIABANK Corporation (page 33)

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation. As of September 30, 2006, IBERIABANK Corporation had consolidated assets of $3.1 billion, total deposits of $2.4 billion and stockholders’ equity of $280.3 million.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501, and the telephone number is (337) 521-4003.

Other Pending Acquisition

On July 26, 2006, IBERIABANK Corporation executed a definitive agreement to acquire Pocahontas Bancorp, Inc., Jonesboro, Arkansas. Pocahontas Bancorp is the savings and loan holding company for First Community Bank, a federal savings association. The exchange ratio to be used for the acquisition consideration will be 0.2781 shares of IBERIABANK Corporation common stock for each share of Pocahontas Bancorp common stock. Assuming the exercise of all outstanding Pocahontas Bancorp stock options, the number of shares of IBERIABANK Corporation common stock to be issued to Pocahontas Bancorp stockholders would be approximately 1,343,932 shares. If no Pocahontas Bancorp stock options are exercised, approximately 1,290,861 shares of IBERIABANK Corporation common stock would be issued.

Pulaski Investment Corporation (page 33)

Pulaski Bank and Trust Company and Other Subsidiaries

Pulaski Investment Corporation, an Arkansas corporation, is the holding company for Pulaski Bank and Trust Company, an Arkansas state bank. Pulaski Bank and Trust Company owns the following active, wholly-owned subsidiaries: (i) Pulaski Mortgage Company, (ii) Lenders Title Company, and (iii) Pulaski Insurance Agency, Inc. As of September 30, 2006, Pulaski Investment Corporation had total consolidated assets of $503.4 million, total deposits of $406.6 million and stockholders’ equity of $41.5 million.

Pulaski Investment Corporation’s principal executive office is located at 5800 R Street, Little Rock, Arkansas 72207, and the telephone number is (501) 661-7700.

What Pulaski Investment Corporation Stockholders Will Receive In the Merger (page 34)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pulaski Investment Corporation common stock will be converted into the right to receive:

•	cash (without interest) equal to $26.6464 per share (approximately $65,000,000 in the aggregate);

•	0.2274 shares of IBERIABANK Corporation common stock for each share of Class A voting common stock and Class B nonvoting common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per share); and

•	the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value).

In lieu of each individual share of Pulaski Investment Corporation common stock being converted in the merger on the effective date into IBERIABANK Corporation common stock and cash, each Pulaski Investment Corporation stockholder will be entitled to specifically designate particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into IBERIABANK Corporation common stock and particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into cash; provided the total aggregate shares of IBERIABANK Corporation common stock and total aggregate cash to be received by the stockholder in the merger on the effective date will be the same as the total aggregate shares of IBERIABANK Corporation common stock and total aggregate cash as the stockholder is otherwise entitled to receive under the merger agreement.

IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash equal to the fractional share multiplied by $58.60.

Material United States Federal Income Tax Consequences of the Merger (page 54)

IBERIABANK Corporation and Pulaski Investment Corporation will not be required to complete the merger unless they receive a legal opinion to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of Pulaski Investment Corporation common stock for shares of IBERIABANK Corporation common stock in the merger. You will, however, have to recognize gain in connection with any cash received in exchange for your shares of Pulaski Investment Corporation common stock and cash received in lieu of a fractional share interest in IBERIABANK Corporation common stock. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page      for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Stockholder Approval of the Merger (page 37)

The board of directors of Pulaski Investment Corporation believes that the merger presents an attractive opportunity to merge with a leading community financial institution that will have significantly greater financial strength and earning power than Pulaski Investment Corporation would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

As a result, Pulaski Investment Corporation’s board of directors unanimously approved the merger agreement. Pulaski Investment Corporation’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of Pulaski Investment Corporation and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.

Opinion of Pulaski Investment Corporation’s Financial Advisor (page 39 and Appendix B)

In connection with the merger, the board of directors of Pulaski Investment Corporation received the written opinion of Stifel, Nicolaus & Company, Incorporated, Pulaski Investment Corporation’s financial advisors, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Pulaski Investment Corporation common stock (other than shares as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited under the Arkansas Business Corporation Act and shares held by Pulaski Investment Corporation or any Pulaski Investment Corporation subsidiary (other than shares held in a fiduciary capacity)). The full text of the opinion of Stifel, Nicolaus & Company, dated August 8, 2006, is included in this document as Appendix B. Pulaski Investment Corporation encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Stifel, Nicolaus & Company. The opinion of Stifel, Nicolaus & Company, is directed to Pulaski Investment Corporation’s board of directors and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction. Stifel, Nicolaus & Company, will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Special Meeting of Stockholders of Pulaski Investment Corporation (page 31)

Pulaski Investment Corporation will hold a special meeting of its stockholders on January 29, 2007, at 10:00 a.m., Arkansas time, at the offices of the corporation located at 5800 R Street, Little Rock, Arkansas. At the special meeting of stockholders, you will be asked to vote to adopt the merger agreement.

You may vote at the special meeting of stockholders if you owned shares of either Pulaski Investment Corporation Class A voting common stock or Class B nonvoting common stock at the close of business on the record date, January 15, 2007. On that date, there were 121,414 shares of Pulaski Investment Corporation Class A voting common stock outstanding and entitled to vote as a class at the special meeting of stockholders and 2,317,942 shares of Pulaski Investment Corporation Class B nonvoting common stock outstanding and entitled to vote as a class at the special meeting of stockholders. You may cast one vote for each share of Pulaski Investment Corporation Class A common stock you owned on the record date and one vote for each share of Pulaski Investment Corporation Class B common stock you owned on the record date.

Representatives of Pulaski Investment Corporation may attempt to obtain the written consent of all of the corporation’s stockholders to the merger agreement prior to the special meeting, which action is permitted by Pulaski Investment Corporation’s bylaws. The special meeting will not be held in the event this unanimous consent of all stockholders is obtained prior to the scheduled date of the special meeting.

Stockholder Vote Required (page 31)

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Pulaski Investment Corporation Class A voting common stock issued and outstanding on the record date, voting as a class, and a majority of the shares of Pulaski Investment Corporation Class B nonvoting common stock issued and outstanding on the record date, voting as a class. A failure to vote or an abstention will have the same effect as a vote against the merger.

Directors and Executive Officers of Pulaski Investment Corporation Will Vote “FOR” and Can Approve the Merger

As of the record date, directors and executive officers of Pulaski Investment Corporation beneficially owned 118,474 shares of Pulaski Investment Corporation Class A voting common stock entitled to vote at the special meeting of stockholders and 2,251,006 shares of Pulaski Investment Corporation Class B nonvoting common stock entitled to vote at the special meeting of stockholders. This represents approximately 97.6% of the total Class A voting common stock entitled to be cast at the special meeting of stockholders and 97.1% of the total Class B nonvoting common stock entitled to vote at the special meeting of stockholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

Dissenters’ Rights

Consummation of the merger creates dissenters’ rights under Arkansas law to the shareholders of Pulaski Investment Corporation owning shares entitled to vote on the merger. This means that if you are not satisfied with what you are receiving as consideration in the merger, you may be legally entitled to have the value of your interests independently determined and receive payment based on that valuation. Exercising your dissenters’ rights requires that you follow certain procedures prescribed by the Arkansas Business Corporation Act of 1987. See “The Proposed Merger-Dissenters’ Rights”, on page 57.

Interests of Pulaski Investment Corporation’s Directors and Executive Officers In the Merger (page 46)

Certain Pulaski Investment Corporation directors and officers have various interests in the merger besides being Pulaski Investment Corporation stockholders (or beneficial stockholders). These interests include:

•	the payment of certain benefits under the Pulaski Investment Corporation Amended and Restated Phantom Stock Option Plan;

•	the payment of salary, bonuses and benefits under various employment agreements and fees under various non-compete agreements following the closing date of the merger;

•	the election of James C. East to IBERIABANK Corporation’s board of directors; and

•	the agreement by IBERIABANK Corporation to indemnify and to provide directors and officers insurance for directors and officers of Pulaski Investment Corporation and any subsidiary of Pulaski Investment Corporation.

Regulatory Approvals Required For the Merger (page 52)

We cannot complete the merger without the prior approval of the Board of Governors of the Federal Reserve System and the Arkansas State Bank Department. We have received the required approvals. Approval by the Board of Governors of the Federal Reserve System and the Arkansas State Bank Department does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Pulaski Investment Corporation stockholders.

Conditions to the Merger (page 51)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Pulaski Investment Corporation stockholders must have adopted the merger agreement;

•	all required regulatory requirements have been attained, and all waiting periods required by law have expired; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties and the compliance with all agreements.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 53)

Pulaski Investment Corporation has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with the other party while the merger with IBERIABANK Corporation is pending.

Termination of the Merger Agreement (page 53)

IBERIABANK Corporation and Pulaski Investment Corporation may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Pulaski Investment Corporation stockholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by August 9, 2007, if the required regulatory approvals are not received or if the other party breaches its agreements.

Termination Fee (page 54)

If the merger is terminated pursuant to specified situations in the merger agreement (and Pulaski Investment Corporation accepts a superior acquisition proposal), Pulaski Investment Corporation may be required to pay a termination fee to IBERIABANK Corporation of $6.4 million. Pulaski Investment Corporation agreed to this termination fee arrangement in order to induce IBERIABANK Corporation to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Pulaski Investment Corporation before the merger is completed.

Differences in Rights of Stockholders (page 59)

The rights of Pulaski Investment Corporation stockholders after the merger who continue as IBERIABANK Corporation stockholders will be governed by Louisiana law and the articles of incorporation and bylaws of IBERIABANK Corporation rather than by Arkansas law and the articles of incorporation and bylaws of Pulaski Investment Corporation.

SELECTED HISTORICAL FINANCIAL DATA FOR IBERIABANK CORPORATION,

PULASKI INVESTMENT CORPORATION AND POCAHONTAS BANCORP

IBERIABANK Corporation Selected Consolidated Historical Financial and Other Data

The following tables set forth selected consolidated historical financial and other data of IBERIABANK Corporation for the periods and at the dates indicated. The information in the tables is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto included in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, which is attached as Appendix C to this information statement—prospectus. Financial data at September 30, 2006 and for the nine months ended September 30, 2006 and 2005 are derived from unaudited financial data included in IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2006, which is attached as Appendix E to this information statement—prospectus. See “Where You Can Find More Information.” IBERIABANK Corporation believes that the interim financial data reflects all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. The results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.

(dollars in thousands, except per share data)	September 30, 2006	December 31,
		2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$3,112,264	$2,852,592	$2,448,602	$2,115,811	$1,570,588	$1,426,825
Cash and cash equivalents	71,066	126,800	53,265	69,521	63,775	51,681
Loans receivable	2,173,484	1,918,516	1,650,626	1,412,349	1,044,492	956,015
Investment securities	600,657	572,582	566,955	479,622	368,122	321,907
Goodwill and acquisition intangibles	99,727	100,576	68,310	62,786	35,401	35,644
Deposit accounts	2,405,837	2,242,956	1,773,489	1,589,114	1,242,232	1,237,394
Borrowings	403,592	319,061	442,542	318,881	172,261	43,776
Shareholders’ equity	280,259	263,569	220,162	195,169	139,598	134,417

Book value per share (1)	$28.90	$27.60	$25.62	$23.43	$19.90	$18.42
Tangible book value per share (1) (2)	18.62	17.07	17.67	15.89	14.86	13.54

(dollars in thousands, except per share data)	For Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$121,026	$99,513	$135,249	$108,610	$96,508	$87,552	$100,368
Interest expense	51,924	36,648	50,451	33,982	28,875	27,958	46,018

Net interest income	69,102	62,865	84,798	74,628	67,633	59,594	54,350
Provision for loan losses	(3,856)	16,444	17,069	4,041	6,300	6,197	5,046

Net interest income after provision for loan losses	72,958	46,421	67,729	70,587	61,333	53,397	49,304
Noninterest income	18,800	19,467	26,141	23,217	23,064	17,866	15,144
Noninterest expense	54,169	47,495	64,438	54,897	50,629	44,032	41,711

Income before income taxes	37,589	18,393	29,432	38,907	33,768	27,231	22,737
Income taxes	10,809	4,306	7,432	11,568	10,216	8,778	8,229

Net income	$26,780	$14,087	$22,000	$27,339	$23,552	$18,453	$14,508

Earnings per share—basic	$2.87	$1.54	$2.40	$3.26	$2.97	$2.61	$1.98
Earnings per share—diluted	2.70	1.44	2.24	3.01	2.74	2.42	1.89
Cash dividends per share	0.90	0.72	1.00	0.85	0.72	0.61	0.56

	At or For Nine Months Ended September 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Key Ratios (3)
Return on average assets	1.21%	0.70%	0.81%	1.17%	1.20%	1.26%	1.02%
Return on average equity	13.24	7.19	8.41	12.98	13.05	13.12	10.83
Return on average tangible equity (2)	21.45	11.95	13.96	19.52	19.57	17.78	17.51
Equity to assets at end of period	9.00	9.29	9.24	8.99	9.22	8.89	9.42
Earning assets to interest-bearing liabilities	116.02	114.25	114.92	112.82	113.87	116.35	116.83
Interest rate spread (4)	3.09	3.24	3.23	3.40	3.67	4.19	3.54
Net interest margin (4) (5)	3.50	3.52	3.54	3.60	3.89	4.53	4.12
Noninterest expense to average assets	2.45	2.35	2.37	2.35	2.58	3.01	2.94
Efficiency ratio (6)	61.62	57.69	58.08	56.11	55.82	56.85	60.02
Tangible efficiency ratio (2) (5)	58.39	54.46	54.85	53.16	52.96	55.03	55.03
Dividend payout ratio	32.55	49.04	43.56	26.55	25.37	23.68	28.71

Asset Quality Data
Nonperforming assets to total assets at end of period (7)	0.19	0.20	0.21	0.25	0.34	0.42	0.91
Allowance for loan losses to nonperforming loans at end of period (7)	710.77	751.06	659.29	355.17	355.92	301.64	159.86
Allowance for loan losses to total loans at end of period	1.56	2.03	1.98	1.22	1.29	1.25	1.16

Consolidated Capital Ratios
Tier 1 leverage capital ratio	7.63	7.45	7.65	7.63	7.50	7.62	6.95
Tier 1 risk-based capital ratio	10.16	10.56	10.70	11.13	10.94	10.66	9.96
Total risk-based capital ratio	11.41	11.82	11.96	12.36	12.20	11.89	11.09

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the IBERIABANK Corporation Employee Stock Ownership Plan at the end of the period.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods. Ratios for the nine months ended September 30, 2006 and 2005 are annualized.
(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(5)	Fully taxable equivalent calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(6)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(7)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

Pulaski Investment Corporation Selected Consolidated Historical Financial And Other Data

The following tables set forth selected consolidated historical financial and other data of Pulaski Investment Corporation for the periods and at the dates indicated. The information at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Pulaski Investment Corporation included in this information statement—prospectus. The information at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 was derived in part from audited consolidated financial statements which are not included or incorporated by reference in this information statement-prospectus. The financial data at September 30, 2006 and for the nine months ended September 30, 2006 and 2005 are derived from unaudited financial data included in this information statement—prospectus. Pulaski Investment Corporation believes that the interim financial data reflects all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. The results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.

(dollars in thousands, except per share data)	September 30, 2006	December 31,
		2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$503,413	$471,817	$419,286	$366,357	$368,514	$332,814
Cash and cash equivalents	22,623	28,117	18,114	21,110	23,095	16,970
Loans receivable, net including loans held for sale	385,037	328,330	320,190	254,868	259,430	266,582
Investment securities	54,891	76,475	44,106	63,163	62,052	25,889
Goodwill	613	613	555	555	557	557
Deposit accounts	406,611	395,771	318,305	308,212	310,521	281,309
Borrowings	49,439	26,680	58,475	18,191	23,500	25,015
Shareholders’ equity	41,458	40,021	35,381	32,150	28,237	21,302
Book value per share	$17.00	$16.41	$14.50	$13.24	$11.63	$8.77
Tangible book value per share (1)	16.55	15.94	14.06	12.77	11.23	8.28

(dollars in thousands, except per share data)	For Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$24,324	$20,126	$27,618	$21,846	$23,542	$23,371	$25,662
Interest expense	9,379	5,497	7,820	4,229	5,086	6,625	9,835

Net interest income	14,945	14,629	19,798	17,617	18,456	16,746	15,827
Provision for loan losses	299	903	1,783	838	720	400	1,310

Net interest income after provision for loan losses	14,646	13,726	18,015	16,779	17,736	16,346	14,517
Noninterest income	23,833	24,721	39,166	30,941	37,520	34,505	24,701
Noninterest expense	34,205	34,062	46,985	39,883	43,658	37,241	32,161

Income before income taxes	4,274	4,385	10,196	7,837	11,598	13,610	7,057
Income taxes	1,710	1,745	3,867	3,101	4,516	5,218	2,758

Net income	$2,564	$2,640	$6,329	$4,736	$7,082	$8,392	$4,299

Earnings per share—basic	$1.05	$1.08	$2.59	$1.95	$2.92	$3.46	$1.77
Earnings per share—diluted	1.05	1.08	2.59	1.95	2.92	3.46	1.77
Cash dividends per share	0.46	0.46	0.62	0.62	1.00	0.83	0.69

	At or For Nine Months Ended September 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Key Ratios (2)
Return on average assets	0.69%	0.90%	1.41%	1.23%	1.86%	2.43%	1.39%
Return on average equity	8.39	9.75	17.49	14.13	22.34	32.10	21.32
Return on average tangible equity (1)	8.62	10.03	17.31	14.49	24.37	35.26	23.00
Equity to assets at end of period	8.24	7.89	8.48	8.44	8.78	7.66	6.40
Earning assets to interest-bearing liabilities	114.74	117.45	120.46	125.46	126.33	121.69	121.03
Interest rate spread (3)	3.97	4.59	4.60	4.80	4.85	4.93	5.03
Net interest margin (3) (4)	4.55	4.98	5.01	5.12	5.26	5.39	5.78
Noninterest expense to average assets	9.26	11.59	10.44	10.36	11.46	10.75	10.34
Efficiency ratio (5)	88.21	85.56	79.68	82.13	77.99	72.66	79.36
Tangible efficiency ratio (1) (4)	88.08	86.45	79.58	82.02	77.89	72.23	78.91
Dividend payout ratio	43.99	42.73	23.76	31.72	34.34	24.02	39.05

Asset Quality Data
Nonperforming assets to total assets at end of period (6)	0.75	0.19	0.32	0.15	0.11	0.15	0.78
Allowance for loan losses to nonperforming loans at end of period (6)	118.05	454.69	371.37	678.59	1,045.02	758.53	143.42
Allowance for loan losses to total loans at end of period	1.15	1.02	1.31	1.04	1.18	1.10	1.12

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.87	9.05	9.69	9.68	9.98	8.72	8.10
Tier 1 risk-based capital ratio	11.79	11.97	13.59	12.85	14.09	13.41	10.41
Total risk-based capital ratio	12.91	13.05	14.84	13.91	15.25	14.59	11.60

(1)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(2)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods. Ratios for the nine months ended September 30, 2006 and 2005 are annualized.
(3)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(4)	Fully taxable equivalent calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(5)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(6)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

Pocahontas Bancorp Selected Consolidated Historical Financial and Other Data

The following tables set forth selected consolidated historical financial and other data of Pocahontas Bancorp for the periods and at the dates indicated. The information in the tables at September 30, 2006 and 2005 and for the years ended September 30, 2006, 2005 and 2004 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto of Pocahontas Bancorp included in this information statement—prospectus. The information at September 30, 2004, 2003 and 2002 and for the years ended September 30, 2003 and 2002 was derived in part from audited consolidated financial statements which are not included or incorporated by reference in this information statement-prospectus.

(dollars in thousands, except per share data)	September 30,
	2006	2005	2004	2003	2002
Balance Sheet Data
Total assets	$738,454	$741,264	$719,908	$763,488	$617,016
Cash and cash equivalents	23,825	23,411	35,218	22,020	34,037
Loans receivable, net, including loans held for sale	435,012	429,596	383,810	389,002	408,081
Investment securities	226,681	229,412	246,834	298,973	125,465
Goodwill and acquisition intangibles	13,198	14,171	15,145	16,728	17,932
Deposit accounts	557,788	514,044	491,079	586,092	520,032
Borrowings	104,398	148,645	153,897	100,694	22,137
Shareholders’ equity	52,956	52,368	52,501	52,997	47,493

Book value per share (1)	$11.41	$11.28	$11.31	$11.65	$10.85

(dollars in thousands, except per share data)	Years Ended September 30,
	2006	2005	2004	2003	2002
Income Statement Data
Interest income	$39,182	$35,632	$36,080	$37,044	$34,107
Interest expense	24,131	18,942	16,658	19,241	17,200

Net interest income	15,051	16,690	19,422	17,803	16,907
Provision for loan losses	845	525	3,900	2,595	900

Net interest income after provision for loan losses	14,206	16,165	15,522	15,208	16,007
Noninterest income	5,022	5,676	5,672	10,552	5,196
Noninterest expense	17,104	17,505	16,274	18,079	14,780

Income before income taxes	2,124	4,336	4,920	7,681	6,423
Income taxes	(90)	1,097	1,463	2,387	2,188

Net income	$2,214	$3,239	$3,457	$5,294	$4,235

Earnings per share—basic	$0.49	$0.72	$0.77	$1.22	$0.96
Earnings per share—diluted	0.48	0.71	0.75	1.20	0.96
Cash dividends per share	0.32	0.32	0.32	0.32	0.29

	At or For the Years Ended September 30,
	2006	2005	2004	2003	2002
Key Ratios (2)
Return on average assets	0.30	0.44%	0.47%	0.77%	0.80%
Return on average equity	4.24	6.16	6.63	10.72	9.15
Earning assets to interest-bearing liabilities	98.72	96.80	98.24	97.74	99.27
Interest rate spread (3)	2.28	2.64	2.97	2.98	3.59
Net interest margin (3) (4)	2.23	2.55	2.93	2.91	3.56
Noninterest expense to average assets	2.31	2.38	2.22	2.64	2.79
Efficiency ratio (5)	88.96	80.15	76.79	70.18	69.86
Dividend payout ratio	67.10	44.41	41.74	26.43	29.95

Asset Quality Data
Nonperforming assets to total assets at end of period (6)	0.29	0.58	0.74	0.85	0.80
Allowance for loan losses to nonperforming loans at end of period (6)	145.41	81.53	80.69	72.51	100.69
Allowance for loan losses to total loans at end of period	0.67	0.73	0.96	1.03	0.77

Bank Only Capital Ratios
Tangible/Core capital ratio	7.51	6.80	6.88	6.40	6.40
Tier 1 risk-based capital ratio	11.74	10.80	11.68	10.92	9.91
Total risk-based capital ratio	12.39	11.50	12.59	11.85	10.74

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the First Community Bank Amended and Restated 401(k) Savings and Employee Stock Ownership Plan at the end of the period.
(2)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(3)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(4)	Fully taxable equivalent calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(5)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(6)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following tables show information about the financial condition and operations of IBERIABANK Corporation after giving effect to the acquisition of Pulaski Investment Corporation and Pocahontas Bancorp, and the $30 million private placement of IBERIABANK Corporation common stock, the $15 million trust preferred securities offering and the $20 million in long-term borrowings to fund the cash portion of the Pulaski Investment Corporation acquisition. The preliminary unaudited pro forma condensed combined financial information shows the impact of the acquisitions as well as the securities offerings and borrowings on the combined balance sheets and the combined statements of income under the purchase method of accounting with IBERIABANK Corporation treated as the acquirer. Under this method of accounting, the assets and liabilities of Pulaski Investment Corporation and Pocahontas Bancorp are recorded by us at their estimated fair values as of the date the respective acquisitions are completed. The preliminary unaudited pro forma condensed combined balance sheets as of September 30, 2006 assume the acquisitions were completed on that date. The private placement of IBERIABANK Corporation common stock, the trust preferred securities offering and the long-term borrowings are included in the pro forma adjustments column for the Pulaski Investment Corporation acquisition. The preliminary unaudited pro forma income statements for the nine months ended September 30, 2006 and for the year ended December 31, 2005 were prepared assuming the acquisitions were completed on the first day of each respective period.

It is anticipated that Pulaski Investment Corporation and Pocahontas Bancorp will provide IBERIABANK Corporation with financial benefits such as expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that such benefits will be fully achieved. These benefits have not been reflected in the preliminary unaudited pro forma financial information. As required, the preliminary unaudited pro forma condensed combined financial information includes adjustments, which give effect to events that are directly attributable to the transaction and factually supportable; as such, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed acquisition completion date are not included. The preliminary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented.

In addition, the allocation of the purchase price reflected in the preliminary pro forma condensed combined financial information is subject to adjustment. The preliminary purchase price allocation for the acquisitions will vary from the actual purchase price allocation that will be recorded upon the completion of the acquisitions based upon changes in the estimated fair value of the assets and liabilities acquired from Pulaski Investment Corporation and Pocahontas Bancorp. In addition, subsequent to the acquisition completion dates, there may be further refinements of the purchase price allocation as additional information becomes available.

The preliminary unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and related notes, which are included elsewhere in this information statement-prospectus.

The acquisition of Pulaski Investment Corporation is not contingent upon the completion of the acquisition of Pocahontas Bancorp.

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition

As of September 30, 2006

(dollars in thousands)

	IBERIABANK Corporation	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pocahontas Bancorp	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$71,066	$22,623	$(4,640	)(10)	$89,049	$23,825	$(5,037	)(j)	$107,837
Securities available for sale, at fair value	576,634	54,741	(52,800	)(5)	578,575	93,561	—		672,136
Securities held to maturity	24,023	150	(3	)(5)	24,170	133,120	(2,933	)(e)	154,357
Mortgage loans held for sale	20,055	40,368	—		60,423	3,244	—		63,667
Loans, net	2,139,530	344,669	(2,383	)(2),(3),(4)	2,481,816	431,768	3,084	(b),(c),(d)	2,916,668
Premises and equipment, net	68,231	24,398	12,867	(1)	105,496	15,876	2,789	(a)	124,161
Goodwill	93,167	613	78,037	(13)	171,817	8,848	19,157	(m)	199,822
Other assets	119,558	15,851	12,643	(7)	148,052	28,212	8,020	(g),(l)	184,284

Total Assets	$3,112,264	$503,413	$43,721		$3,659,398	$738,454	$25,080		$4,422,932

Liabilities
Deposits	$2,405,837	$406,611	$(530	)(6)	$2,811,918	$557,788	$(1,504	)(f)	$3,368,202
Short-term borrowings	169,327	26,000	—		195,327	12,000	—		207,327
Long-term debt	234,265	23,439	(17,195	)(8),(12)	240,509	109,381	215	(h)	350,105
Other liabilities	22,576	5,905	8,067	(11)	36,548	6,329	3,745	(k)	46,622

Total Liabilities	2,832,005	461,955	(9,658)		3,284,302	685,498	2,456		3,972,256

Shareholders’ Equity
Common stock	11,802	610	1,054		13,466	76	1,215		14,757
Additional paid-in-capital	198,533	699	92,474		291,706	57,135	17,154		365,995
Retained earnings	168,169	40,569	(40,569)		168,169	24,784	(24,784)		168,169
Unearned compensation	(13,928)	—	—		(13,928)	(1,799)	1,799		(13,928)
Accumulated other comprehensive income	(6,335)	(420)	420		(6,335)	(2,837)	2,837		(6,335)
Treasury stock at cost	(77,982)	—	—		(77,982)	(24,403)	24,403		(77,982)

Total Shareholders’ Equity	280,259	41,458	53,379	(9)	375,096	52,956	22,624	(i)	450,676

Total Liabilities and Shareholders’ Equity	$3,112,264	$503,413	$43,721		$3,659,398	$738,454	$25,080		$4,422,932

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Nine Months ended September 30, 2006

(in thousands, except per share data)

	IBERIABANK Corporation	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pocahontas Bancorp	Pro Forma Adjustments		Pro Forma Combined
Interest and Dividend Income
Loans, including fees	$97,319	$21,765	$491	(2)	$119,575	$21,871	$(1,376	)(b)	$140,070
Investment securities	21,663	2,117	(2,126	)(5)	21,654	7,859	341	(e)	29,854
Other	2,044	442	—		2,486	—	—		2,486

Total interest and dividend income	121,026	24,324	(1,635)		143,715	29,730	(1,035)		172,410

Interest Expense
Deposits	41,218	7,543	530	(6)	49,291	13,276	735	(f),(g)	63,302
Borrowings	10,706	1,836	(61	)(8),(10),(12)	12,481	5,357	542	(h),(j)	18,380

Total interest expense	51,924	9,379	469		61,772	18,633	1,277		81,682

Net interest income	69,102	14,945	(2,104)		81,943	11,097	(2,312)		90,728
Provision for loan losses	(3,856)	299	—		(3,557)	845	—		(2,712)

Net interest income after provision for loan losses	72,958	14,646	(2,104)		85,500	10,252	(2,312)		93,440

Noninterest income	18,800	23,833	—		42,633	3,567	—		46,200
Noninterest expense	54,169	34,205	1,173	(1),(7)	89,547	12,787	892	(a),(g)	103,226

Income (loss) before income tax expense	37,589	4,274	(3,277)		38,586	1,032	(3,204)		36,414
Income tax expense (benefit)	10,809	1,710	(1,147	)(11)	11,372	(325)	(1,121	)(k)	9,926

Net Income (Loss)	$26,780	$2,564	$(2,130)		$27,214	$1,357	$(2,083)		$26,488

Earnings (loss) per share—basic	$2.87	$1.05			$2.48	$0.30			$2.16

Earnings (loss) per share—diluted	$2.70	$1.05			$2.35	$0.29			$2.06

Average shares outstanding	9,328	2,439	(775	)(14)	10,992	4,529	(3,238	)(n)	12,283
Average shares outstanding—diluted	9,919	2,439	(775	)(14)	11,583	4,598	(3,307	)(n)	12,874

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Year ended December 31, 2005, except as noted below (A)

(in thousands, except per share data)

	IBERIABANK Corporation	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pocahontas Bancorp (A)	Pro Forma Adjustments		Pro Forma Combined
Interest and Dividend Income
Loans, including fees	$109,201	$25,854	$655	(2)	$135,710	$23,805	$(1,835	)(b)	$157,680
Investment securities	24,192	1,243	(2,834	)(5)	22,601	11,827	454	(e)	34,882
Other	1,856	521	—		2,377	—	—		2,377

Total interest and dividend income	135,249	27,618	(2,179)		160,688	35,632	(1,381)		194,939

Interest Expense
Deposits	36,597	6,058	530	(6)	43,185	12,232	531	(f),(g)	55,948
Borrowings	13,854	1,762	(82	)(8),(10),(12)	15,534	6,710	759	(h),(j)	23,003

Total interest expense	50,451	7,820	448		58,719	18,942	1,290		78,951

Net interest income	84,798	19,798	(2,627)		101,969	16,690	(2,671)		115,988
Provision for loan losses	17,069	1,783	—		18,852	525	—		19,377

Net interest income after provision for loan losses	67,729	18,015	(2,627)		83,117	16,165	(2,671)		96,611

Noninterest income	26,141	39,166	—		65,307	5,676	—		70,983
Noninterest expense	64,438	46,985	1,564	(1),(7)	112,987	17,505	1,189	(a),(g)	131,681

Income (loss) before income tax expense	29,432	10,196	(4,191)		35,437	4,336	(3,860)		35,913
Income tax expense (benefit)	7,432	3,867	(1,467	)(11)	9,832	1,097	(1,351	)(k)	9,578

Net Income (Loss)	$22,000	$6,329	$(2,724)		$25,605	$3,239	$(2,509)		$26,335

Earnings (loss) per share—basic	$2.40	$2.59			$2.37	$0.72			$2.17

Earnings (loss) per share—diluted	$2.24	$2.59			$2.23	$0.71			$2.06

Average shares outstanding	9,155	2,444	(780	)(14)	10,819	4,492	(3,201	)(n)	12,110
Average shares outstanding—diluted	9,813	2,444	(780	)(14)	11,477	4,571	(3,280	)(n)	12,768

(A)	The Pocahontas Bancorp, Inc. historical numbers are for its fiscal year ended September 30, 2005.

Pulaski Investment Corporation

1)	Adjustment to fair value Pulaski Investment Corporation’s fixed assets. The adjustment reflected, which totals $12.9 million, is based upon currently available fair value information. The adjustment will be depreciated over the estimated remaining life of the adjusted fixed assets using the straight-line method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to depreciation expense of $0.2 million and $0.3 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
2)	Adjustment to fair value Pulaski Investment Corporation’s loan portfolio. The adjustment reflected, which totals $1.3 million, is based upon currently available fair value information. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to interest income of $0.5 million and $0.7 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
3)	Adjustment to the allowance for loan losses for certain loans for which IBERIABANK Corporation’s plans for ultimate recovery differ from those of Pulaski Investment Corporation. IBERIABANK Corporation intends to dispose of these loans through sales or other means. The adjustment, which totals $0.5 million, is based upon a partial review of the Pulaski Investment Corporation loan portfolio. As IBERIABANK Corporation obtains additional information on the Pulaski Investment Corporation loan portfolio, the final adjustment may be significantly different from the adjustment reflected herein.

4)	Adjustment to reflect the estimated discount on impaired loans of $0.7 million in accordance with AICPA Statement of Position 03-3. The final adjustment may be significantly different.
5)	Adjustment to recognize securities classified as held to maturity by Pulaski Investment Corporation at fair value. The adjustment, which totals $3.0 thousand, is based upon currently available fair value information. Adjustments to securities also include the sale of $52.8 million of available for sale securities subsequent to the acquisition of Pocahontas Bancorp. The preliminary pro forma combined income statement impact of the sale of securities is a decrease in interest income of $2.1 million and $2.8 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The proceeds from the securities sale will be used to pay down Pocahontas Bancorp long-term debt. The final adjustment may be significantly different.
6)	Adjustment to fair value Pulaski Investment Corporation’s interest-bearing deposits. The adjustment of $0.5 million will be recognized over the estimated remaining life of the respective deposits using the effective yield method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to interest expense of $0.5 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
7)	Adjustment to recognize core deposit intangibles of $12.6 million associated with the acquisition, and the related preliminary pro forma combined income statement impact resulting from the acquisition. Core deposit intangibles will be amortized over a ten-year period using the straight-line method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to other non-interest expense of $0.9 million and $1.3 million for the core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
8)	Adjustment to fair value Pulaski Investment Corporation’s borrowings. The adjustment of $0.6 million will be recognized over the estimated remaining life of the respective borrowings using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $0.2 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
9)	Adjustment to eliminate Pulaski Investment Corporation’s historical stockholders’ equity. In addition to the cash consideration, the acquisition will result in the issuance of approximately 1.7 million shares of IBERIABANK Corporation common stock of which 0.6 million will be issued in the private placement. The issuance of IBERIABANK Corporation common stock in the acquisition is recognized in the preliminary pro forma balance sheets at a value of $61.00 per share, which was the closing price of IBERIABANK Corporation common stock on September 30, 2006. The issuance of IBERIABANK Corporation common stock under the private placement is recognized in the preliminary pro forma balance sheets at a value of $52.00. Of the assumed purchase price of $131.0 million, $30.0 million will be raised from the private placement. The final adjustment may be significantly different.
10)	Adjustment to cash consists of cash consideration of $65.0 million paid to complete the acquisition, cash received of $30.0 million in the private placement, cash received from the $15.0 million in trust preferred borrowing, cash received from $20.0 million of long-term borrowings, acquisition related costs of $0.5 million in costs related to investment banking, legal, and consulting fees to be incurred directly in connection with the acquisition, an estimated $2.7 million in after tax costs related to change-in-control and other agreements that exist prior to the acquisition consummation date and $1.5 million for private placement underwriting fees. The preliminary pro forma combined income statement impact of the reduction in cash resulted in pre-tax increases to interest expense of $0.1 million and $0.2 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, due to additional borrowings needed as a result of the cash payments.
11)	Adjustment to recognize deferred tax liabilities at 35% resulting from the fair value adjustments in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” (“SFAS 109”).
12)	Adjustment to recognize the $15.0 million trust preferred borrowings and $20.0 million of long-term borrowings undertaken to complete the acquisition as well as the reduction of $52.8 million in long-term debt resulting in the above-mentioned Pocahontas Bancorp available for sale securities sale. The adjustments resulted in pre-tax decreases to interest expense of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively.
13)	Adjustment to eliminate Pulaski Investment Corporation’s historical goodwill and recognize goodwill resulting from the acquisition of $79.0 million. See purchase price allocation table in Note 3 for more information.
14)	The pro forma basic and diluted potential common shares for the incremental shares issued in connection with the Pulaski Investment Corporation acquisition, assuming the transaction occurred at the beginning of the periods presented.

Pocahontas Bancorp, Inc.

a)	Adjustment to fair value Pocahontas Bancorp’s fixed assets. The adjustment reflected, which totals $2.8 million, is based upon currently available fair value information. The adjustment will be depreciated over the estimated remaining life of the adjusted fixed assets using the straight-line method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to depreciation expense of $0.1 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustment may be significantly different.
b)	Adjustment to fair value Pocahontas Bancorp’s loan portfolio. The adjustment reflected, which totals $4.9 million, is based upon currently available fair value information. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax decreases to interest income of $1.4 million and $1.8 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.

c)	Adjustment to the allowance for loan losses for certain loans for which the Company’s plans for ultimate recovery differ from those of Pocahontas Bancorp. IBERIABANK Corporation intends to dispose of these loans through sales or other means. The adjustment, which totals $1.0 million, is based upon a partial review of the Pocahontas Bancorp loan portfolio. As IBERIABANK Corporation obtains additional information on the Pocahontas Bancorp loan portfolio, the final adjustment may be significantly different from the adjustment reflected herein.
d)	Adjustment to reflect the estimated discount on impaired loans of $0.8 million in accordance with AICPA Statement of Position 03-3. The final adjustment may be significantly different.
e)	Adjustment to recognize securities classified as held to maturity by Pocahontas Bancorp at fair value. The adjustment reflected which totals $2.9 million, is based upon currently available fair value information. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to interest income of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
f)	Adjustment to fair value Pocahontas Bancorp’s interest-bearing deposits. The adjustment of $1.5 million will be recognized over the estimated remaining life of the respective deposits using the effective yield method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to interest expense of $1.5 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
g)	Adjustment to eliminate Pocahontas Bancorp’s historical core deposit intangibles and recognize core deposit intangibles of $10.8 million associated with the acquisition, and the related preliminary pro forma combined income statement impact resulting from the acquisition. Core deposit intangibles will be amortized over a ten-year period using the straight-line method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to other non-interest expense of $0.8 million and $1.1 million for the core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The preliminary pro forma combined income statement impact for the adjustment also resulted in decreases to interest expense of $0.7 million and $1.0 million to eliminate the historical core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
h)	Adjustment to fair value Pocahontas Bancorp’s borrowings. The adjustment of $0.2 million will be recognized over the estimated remaining life of the respective borrowings using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
i)	Adjustment to eliminate Pocahontas Bancorp’s historical stockholders’ equity. The acquisition will result in the issuance of approximately 1.3 million shares of IBERIABANK Corporation common stock. The issuance of IBERIABANK Corporation common stock is recognized in the preliminary pro forma balance sheet at a value of $58.55 per share, which was the average closing price per share of IBERIABANK Corporation common stock for the five-day period surrounding the date the acquisition was announced.
j)	Adjustment to cash for acquisition related costs. Adjustment includes an estimated $1.3 million in costs related to investment banking, legal, and consulting fees to be incurred directly in connection with the acquisition and an estimated $3.7 million in costs related to change-in-control, stock option exercises and other agreements that existed prior to the acquisition consummation date. The preliminary pro forma combined income statement impact of the reduction in cash resulted in pre-tax increases to interest expense of $0.2 million and $0.3 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, due to additional borrowings needed as a result of the cash payments. The final adjustments may be significantly different.
k)	Adjustment to recognize deferred tax liabilities at 35% resulting from the fair value adjustments in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” (“SFAS 109”).
l)	Adjustment to recognize the cancellation of Pocahontas Bancorp’s ESOP. The adjustment reflected, which totals $1.5 million, is based upon currently available fair value information. The final adjustment may be significantly different.
m)	Adjustment to eliminate historical Pocahontas Bancorp’s goodwill and recognize goodwill resulting from the acquisition of $28.0 million. See purchase price allocation table in Note 3 for more information.
n)	The pro forma basic and diluted potential common shares for the incremental shares issued in connection with the Pocahontas Bancorp acquisition, assuming the transaction occurred at the beginning of the periods presented.

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

NOTES TO PRELIMINARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRELIMINARY PRO FORMA PRESENTATION

The acquisitions will be accounted for as acquisitions by IBERIABANK Corporation of Pulaski Investment Corporation and Pocahontas Bancorp, Inc. using the purchase method of accounting. Accordingly, the assets and liabilities of Pulaski Investment Corporation and Pocahontas Bancorp will be recorded at their respective fair values on the date the acquisitions are completed. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after the acquisitions are completed and additional analyses are performed to determine the fair values of Pulaski Investment Corporation’s and Pocahontas Bancorp’s tangible and identifiable intangible assets and liabilities as of the dates the acquisitions are completed. Changes in the fair value of the net assets of Pulaski Investment Corporation and Pocahontas Bancorp as of the dates of the acquisitions will change the amount of purchase price allocable to excess purchase price. The further refinement of transaction costs will change the amount of excess purchase price recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the acquisitions is included only as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the acquisitions been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. The historical data presented for Pocahontas Bancorp are for its fiscal year ended September 30, 2005 and for the nine months ended September 30, 2006.

NOTE 2—PURCHASE PRICES

The purchase price of Pulaski Investment Corporation is based on exchanging 0.2274 shares (fixed portion) of IBERIABANK Corporation common stock for each outstanding Pulaski Investment Corporation share at the closing price per share of IBERIABANK Corporation common stock on September 30, 2006, the date of the pro forma balance sheet, as well as issuing shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of the IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (variable portion) for each outstanding share of Pulaski Investment Corporation common stock.

Based upon values as of September 30, 2006, the total market value of the IBERIABANK Corporation common stock to be issued in connection with the Pulaski Investment Corporation acquisition is calculated as follows:

Pulaski Investment Corporation common shares outstanding on September 30, 2006	2,439,356
Exchange ratio (fixed portion)	0.2274
Exchange ratio (variable portion)	0.2184

IBKC common stock to be issued	1,087,489
Market price per share of IBKC common stock at September 30, 2006	$61.00

Total market value of IBKC common stock to be issued	$66,336,829

The actual value per share of IBERIABANK Corporation common stock cannot be determined until the date that the number of shares to be issued under the variable portion is fixed. In addition to the IBERIABANK Corporation common stock issued in connection with the Pulaski Investment Corporation acquisition, $65.0 million in cash will be paid to complete the acquisition.

The purchase price of Pocahontas Bancorp is based on exchanging 0.2781 shares of IBERIABANK Corporation common stock for each outstanding Pocahontas Bancorp share at the average closing price per share of IBERIABANK Corporation common stock for the five- day period surrounding the date the acquisition was announced.

The total market value of the IBERIABANK Corporation common stock to be issued in connection with the Pocahontas Bancorp acquisition is calculated as follows:

Pocahontas Bancorp, Inc. common shares outstanding on September 30, 2006	4,641,717
Exchange ratio	0.2781

IBKC common stock to be issued	1,290,861
Value of IBKC common stock	$58.55

Total market value of IBKC common stock to be issued	$75,579,912

In addition to the above market value of the IBERIABANK Corporation common stock to be issued in both acquisitions, the total purchase prices will include other direct acquisition costs of IBERIABANK Corporation, such as legal, investment banking and other professional fees.

NOTE 3—PRIVATE PLACEMENT

We intend to use the proceeds of $30 million we have received from the private placement (together with the proceeds from the sale of $15 million of trust preferred securities and $20 million of to-be-financed long-term debt) to fund the cash portion of our acquisition of Pulaski Investment Corporation. Pending this use, we may invest all or a portion of the net proceeds in short-term financial instruments. The proceeds are based on a sale price of $52.00 per share and 576,923 shares.

NOTE 4—PURCHASE PRICE ALLOCATIONS

The preliminary unaudited pro forma condensed combined financial statements reflect the following purchase price allocations for Pulaski Investment Corporation and Pocahontas Bancorp (in thousands):

Pulaski Investment Corporation
Historical net assets applicable to Pulaski Investment Corporation’s common stock at September 30, 2006		$41,458
After tax merger related charges, severance payments and contract termination cost		(3,140)

Increase (decrease) to Pulaski Investment Corporation’s net asset value at September 30, 2006 as a result of estimated fair value adjustments:
Investment securities	$(3)
Loans	(2,383)
Fixed assets	12,867
Core deposit intangibles	12,643
Other assets	—
Deposits	530
Borrowings	(605)
Deferred taxes on fair value adjustments	(8,067)

Net estimated fair value adjustments		14,982
Elimination of Pulaski Investment Corporation’s existing intangibles		(613)

Total preliminary allocation of purchase price		52,687
Goodwill due to the merger		78,650

Total purchase price, including cash		$131,337

Pocahontas Bancorp, Inc.
Historical net assets applicable to Pocahontas Bancorp Inc.’s common stock at September 30, 2006		$52,956
After tax merger related charges, severance payments and contract termination cost		(5,037)

Increase (decrease) to Pocahontas Bancorp Inc.’s net asset value at September 30, 2006 as a result of estimated fair value adjustments:
Investment securities	$(2,933)
Loans	3,084
Fixed assets	2,789
Core deposit intangibles	10,824
Other assets	1,546
Deposits	1,504
Borrowings	(215)
Deferred taxes on fair value adjustments	(3,745)

Net estimated fair value adjustments		12,854
Elimination of Pocahontas Bancorp Inc.’s existing intangibles		(13,198)

Total preliminary allocation of purchase price		47,575
Goodwill due to the merger		28,005

Total purchase price		$75,580

Comparative Pro Forma Per Share Data

The table below summarizes selected per share information about IBERIABANK Corporation, Pulaski Investment Corporation and Pocahontas Bancorp. The IBERIABANK Corporation per share information is presented on a pro forma basis to reflect the mergers with Pulaski Investment Corporation and Pocahontas Bancorp. The Pulaski Investment Corporation per share information is presented both historically, and on a pro forma basis to reflect the merger.

The data in the table should be read together with the financial information and the financial statements of IBERIABANK Corporation, Pulaski Investment Corporation and Pocahontas Bancorp included elsewhere in this information statement-prospectus. The pro forma per common stock data is presented as an illustration only. The data do not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor are the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect the potential effects of cost savings or synergies which may be obtained by combining the operations of IBERIABANK Corporation, Pulaski Investment Corporation and Pocahontas Bancorp or the costs of combining the companies and their operations.

As noted above, the acquisition of Pulaski Investment Corporation is not contingent upon the completion of the acquisition of Pocahontas Bancorp.

	Historical			Pro Forma
Per Share Data	IBERIABANK Corporation	Pulaski Investment Corporation	Pocahontas Bancorp	Pro Forma Combined	Pro Forma Per Equivalent Pulaski Investment Corporation Share (0.4458 shares)
Net Income
Nine Months Ended September 30, 2006
Basic	$2.87	$1.05	$0.30	$2.16	$0.96
Diluted	2.70	1.05	0.29	2.06	0.92
Year Ended December 31, 2005 (1)
Basic	2.40	2.59	0.72	2.17	0.97
Diluted	2.24	2.59	0.71	2.06	0.92
Cash Dividends
Nine Months Ended September 30, 2006	0.90	0.46	0.24	0.90	0.40
Year Ended December 31, 2005 (1)	1.00	0.62	0.32	1.00	0.45
Shareholders’ Equity
Nine Months Ended September 30, 2006	28.90	17.00	11.41	35.62	15.88
Year Ended December 31, 2005 (1)	27.60	16.41	11.28	N/A	N/A

(1)	Pocahontas Bancorp historical data are for the year ended September 30, 2005.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this information statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Risks Related to the Merger

Because the market price of IBERIABANK Corporation common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

Upon completion of the merger, shares of Pulaski Investment Corporation common stock will be converted into merger consideration consisting of shares of IBERIABANK Corporation common stock pursuant to the terms of the merger agreement. The market value of the stock portion of the merger consideration may vary from the closing price of IBERIABANK Corporation common stock on the date we announced the merger, on the date that this information statement-prospectus was mailed to Pulaski Investment Corporation stockholders, on the date of the special meeting of the Pulaski Investment Corporation stockholders and on the date we complete the merger and thereafter. Any change in the market value of IBERIABANK Corporation common stock prior to completion of the merger will affect the value of the merger consideration that Pulaski Investment Corporation stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Pulaski Investment Corporation stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in IBERIABANK Corporation’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond IBERIABANK Corporation’s control. You should obtain current market quotations for shares of IBERIABANK Corporation common stock. Shares of Pulaski Investment Corporation common stock do not trade on any established securities market, and no current price quotations are readily available.

IBERIABANK Corporation may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, IBERIABANK Corporation’s ability to realize anticipated cost savings and revenue enhancements, to combine the businesses of IBERIABANK Corporation and Pulaski Investment Corporation in a manner that does not materially disrupt the existing customer relationships of Pulaski Bank and Trust nor result in decreased revenues resulting from a material loss of customers. Pulaski Bank and Trust represents a new market area for IBERIABANK Corporation. If IBERIABANK Corporation is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

IBERIABANK Corporation and Pulaski Investment Corporation have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Pulaski Investment Corporation’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of IBERIABANK Corporation to maintain relationships with Pulaski Investment Corporation customers and employees or to achieve the anticipated benefits of the merger.

Pulaski Investment Corporation directors and officers have interests in the merger besides those of a stockholder.

Certain Pulaski Investment Corporation directors and officers have various interests in the merger besides being Pulaski Investment Corporation stockholders (or beneficial stockholders). These interests include:

•	the payment of certain benefits under the Pulaski Investment Corporation Amended and Restated Phantom Stock Option Plan;

•	the payment of salary, bonuses and benefits under various employment agreements and fees under various non-compete agreements following the closing date of the merger;

•	the election of James C. East to IBERIABANK Corporation’s board of directors; and

•	the agreement by IBERIABANK Corporation to indemnify and to provide directors and officers insurance for directors and officers of Pulaski Investment Corporation and any subsidiary of Pulaski Investment Corporation.

Certain officers and directors own more than a majority of the outstanding shares of Pulaski Investment Corporation’s Class A voting common stock and Class B nonvoting common stock and have agreed to vote “FOR” adoption of the merger agreement

As of the record date, James C. East, J. Hunter East and Mark V. Williamson, through individual ownership and ownership through a partnership and certain trusts affiliated with each respective individual, beneficially owned 118,474 shares of Pulaski Investment Corporation Class A voting common stock and 2,251,006 shares of Class B non-voting common stock entitled to vote at the special meeting of the stockholders. This represents approximately 97.6% of the total vote of the Class A shares and 92.3% of the total vote of the Class B shares. These individuals have agreed to vote “FOR” adoption of the merger agreement and have a sufficient number of votes to approve the merger agreement. In considering the recommendation of the board of directors of Pulaski Investment Corporation to approve the merger, you should be aware that following the merger James C. East will have a non-compete agreement and J. Hunter East will have an employment agreement and a non-compete agreement. Simultaneous with the consummation of the merger, J. Hunter East will also receive certain payments under the Pulaski Investment Corporation Phantom Stock Option Plan that are in addition to his interest as a Pulaski Investment Corporation stockholder.

Risks About IBERIABANK Corporation

(references to “our,” “we” or similar terms under this subheading refer to IBERIABANK Corporation)

Our recent growth and financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our stated growth strategy is to grow through organic growth and supplement that growth with select acquisitions. Over the last few years we have continued to fill out our Louisiana franchise by adding de novo branches in attractive markets where we believe we have a competitive advantage and will continue to do so. Most recently, in the wake of Hurricanes Rita and Katrina, we have implemented a branch expansion initiative whereby we have opened seven low-cost modular banking offices in various southern Louisiana communities. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our organic, or internal, growth strategy, however, since it depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at reasonable cost, sufficient capital, competitive factors, banking laws, and other factors described in this prospectus.

Supplementing our internal growth through acquisitions is an important part of our strategic focus. Since 1995, approximately half of our asset growth has been through acquisitions, or external growth. Our acquisition efforts focus on select markets and targeted entities in Louisiana and most recently in selected markets we consider to be contiguous, or natural extensions, to our current markets including Arkansas where we currently have pending acquisitions of Pocahontas Bancorp and Pulaski Investment Corporation. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. We compete with other banking companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. Our issuance of additional securities will dilute your equity interest in us and may have a dilutive effect on our earnings per share. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of our common stock.

Acquisitions or mergers entail risks which could negatively affect our operations.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	our ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, we may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. Prior to the completion of the pending acquisitions, we, Pulaski Investment Corporation and Pocahontas Bancorp operated as separate entities. Our failure to successfully integrate these and future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

Like most banking organizations, our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results.

As of September 30, 2006, our total loan portfolio was approximately $2.1 billion or 68.8% of our total assets. The major components of our loan portfolio include 51.7% of commercial loans, both real estate and business, 23.5% of mortgage loans comprised primarily of residential 1-4 family mortgage loans, and 24.8% consumer loans. Consumer loans are primarily comprised of $233.3 million of home equity and $227.3 million of indirect automobile loans. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market area. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In addition, due to the unprecedented devastation caused by Hurricanes Katrina and Rita in August and September 2005, respectively, we performed an extensive review of the loan portfolios impacted by these storms. As a result of this analysis, we recorded hurricane-related loan loss provisions of $12.8 million and $1.6 million for Hurricanes Katrina and Rita, respectively. In the second and third quarters of 2006 we reversed substantially all of the Hurricane Rita reserves and a portion of the Hurricane Katrina reserves. At September 30, 2006, the remaining reserves associated with Hurricane Katrina was approximately $9 million.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of our classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on our financial statements. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses could have an adverse effect on our operating results and financial condition.

Our loan portfolio is representative of a commercial bank. Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans, an increase in the provision for loan losses or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, the money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

Based on our interest rate risk model, as of September 30, 2006, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	(1.8)%
+100	(0.9)
-100	1.9
-200	0.6

Management believes competitive deposit pricing pressures may make IBERIABANK Corporation slightly more liability sensitive than indicated by the model.

The impact of yield curve changes, as anticipated in the forward curve as of September 30, 2006, would approximate a 2.0% decrease in net interest income over the next 12 months. The computations of interest rate risk shown above do not necessarily include certain actions we may undertake to manage this risk in response to anticipated changes in interest rates. In addition, the results of our interest rate sensitivity simulation model depend upon a number of assumptions which may not prove to be accurate. There can be no assurance that we will be able to successfully manage our interest rate risk.

We rely heavily on our management and other key personnel, and the loss of key members may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. The unexpected loss of key senior managers, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

Competition may decrease our growth or profits.

We compete for loans, deposits, and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Changes in government regulations and legislation could limit our future performance and growth.

The banking industry is heavily regulated and we are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

The geographic concentration of our markets makes our business highly susceptible to local economic conditions.

Unlike larger banking organizations that are more geographically diversified, IBERIABANK branch offices are currently concentrated in 15 parishes in Louisiana, and upon completion of our pending acquisitions, will also include 11 counties in Arkansas, one county in Tennessee and one county in Oklahoma. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. A deterioration in economic conditions in our market could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Like other coastal areas, some of our markets in Louisiana are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In August and September 2005, Hurricanes Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused substantial damage to residential and commercial properties in our market areas. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or tropical storms.

We cannot guarantee that we will pay dividends to stockholders in the future.

Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid to us from IBERIABANK, our bank subsidiary. In the future, our dividends may be derived from other bank subsidiaries which we may choose to operate separately from IBERIABANK. The ability of our subsidiary banks to pay dividends to us as well as our ability to pay dividends to our shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. We may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends. For instance, we are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made. There can be no assurance of whether or when we may pay dividends in the future.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on Nasdaq Global Market. Over the past three months, the average daily trading volume of our common stock was approximately 26,000 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, stockholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

We may issue additional securities, which could dilute your ownership percentage.

In many situations, our board of directors has the authority, without any vote of our stockholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Any such issuance would dilute the ownership of current holders of our common stock.

PULASKI INVESTMENT CORPORATION

SPECIAL MEETING

Pulaski Investment Corporation is mailing this information statement-prospectus to you as a Pulaski Investment Corporation stockholder on or about January 16, 2007. With this document, Pulaski Investment Corporation is sending you a notice of the Pulaski Investment Corporation special meeting of stockholders. The special meeting will be held on January 29, 2007 at 10:00 a.m., Arkansas time, at the offices of Pulaski Investment Corporation located at 5800 R Street, Little Rock, Arkansas.

Matters to be Considered

The purpose of the special meeting of stockholders is to vote on the adoption of the Agreement and Plan of Merger dated as of August 9, 2006, as amended, by and between Pulaski Investment Corporation and IBERIABANK Corporation, pursuant to which Pulaski Investment Corporation will be acquired by IBERIABANK Corporation. You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders, if necessary.

Voting at the Special Meeting

At the special meeting all stockholders owning Pulaski Investment Corporation’s Class A and Class B common stock will be asked to vote on and approve the proposed merger with IBERIABANK Corporation, with each class voting as a separate voting group. You are encouraged to attend the special meeting and vote your shares in person. Pulaski Investment Corporation will give you a ballot to be completed at the special meeting.

Representatives of Pulaski Investment Corporation may attempt to obtain the written consent of all of the corporation’s stockholders to the merger agreement prior to the special meeting, which action is permitted by Pulaski Investment Corporation’s bylaws. The special meeting will not be held in the event this unanimous consent of all stockholders is obtained prior to the scheduled date of the special meeting.

No Solicitation of Proxies

Neither Pulaski Investment Corporation nor any other party on its behalf is soliciting proxies with respect to the special meeting. We are not asking you for a proxy, and you are requested not to send us a proxy. You are, however, entitled under Arkansas law to grant your proxy to any person. In the event that you are unable to attend the special meeting and intend to submit a proxy, please contact Mr. Dan Boland, the Secretary of Pulaski Investment Corporation, to ensure that your proxy is properly received by Pulaski Investment Corporation. Mr. Boland may be reached at (501)661-7712.

Record Date

The close of business on January 15, 2007 has been fixed as the record date for determining the Pulaski Investment Corporation stockholders entitled to receive notice of the special meeting of stockholders. At that time 121,414 shares of Pulaski Investment Corporation Class A voting common stock were outstanding and held by approximately 14 holders of record and 2,317,942 shares of Pulaski Investment Corporation Class B nonvoting common stock were outstanding and held by approximately 19 holders of record.

Vote Required; Voting Agreements

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of both Pulaski Investment Corporation’s Class A common stock and Class B common stock as issued and outstanding on the record date, with each class voting as a separate voting group. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement.

As of the record date, James C. East, J. Hunter East and Mark V. Williamson, through individual ownership and ownership through a partnership and certain trusts affiliated with each respective individual, beneficially owned 118,474 shares of Pulaski Investment Corporation Class A voting common stock and 2,251,006 shares of Class B non-voting common stock entitled to vote at the special meeting of the stockholders. This represents approximately 97.6% of the total vote of the Class A shares and 97.1% of the total vote of the Class B shares. These individuals have agreed to vote “FOR” adoption of the merger agreement.

In considering the recommendation of the board of directors of Pulaski Investment Corporation to approve the merger, you should be aware that following the merger James C. East will have a non-compete agreement and J. Hunter East will have an employment agreement and a non-compete agreement. In addition, J. Hunter East will, simultaneous with the consummation of the merger, receive certain payments under the Pulaski Investment Corporation Phantom Stock Option Plan that are in addition to his interest as a Pulaski Investment Corporation stockholder.

Recommendation of the Board of Directors

The Pulaski Investment Corporation board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement, as amended, is fair to Pulaski Investment Corporation stockholders and is in the best interest of Pulaski Investment Corporation and its stockholders and recommends that you vote “FOR” the approval of the merger agreement. See “The Proposed Merger—Recommendation of the Pulaski Investment Corporation Board of Directors and Reasons for the Merger.”

THE PROPOSED MERGER

The description of the merger and the merger agreement contained in this information statement-prospectus describes the material terms of the merger agreement, as amended; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, as amended. We have attached a copy of the merger agreement, as amended, as Appendix A. References herein to the “merger agreement” include the amendment of the merger agreement as of December 28, 2006.

General

Pursuant to the merger agreement, as amended, Pulaski Investment Corporation will merge into IBERIABANK Corporation, with IBERIABANK Corporation as the surviving entity. Each outstanding share of Pulaski Investment Corporation common stock will be converted into the right to receive:

•	cash equal to $26.6464 per share (approximately $65,000,000 in the aggregate);

•	0.2274 shares of IBERIABANK Corporation common stock for each share of Class A voting common stock and Class B nonvoting common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per share); and

•	the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value).

In lieu of each individual share of Pulaski Investment Corporation common stock being converted in the merger on the effective date into IBERIABANK Corporation common stock and cash, each Pulaski Investment Corporation stockholder will be entitled to specifically designate particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into IBERIABANK Corporation common stock and particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into cash; provided the total aggregate shares of IBERIABANK Corporation common stock and total aggregate cash to be received by the stockholder in the merger on the effective date will be the same as the total aggregate shares of IBERIABANK Corporation common stock and total aggregate cash as the stockholder is otherwise entitled to receive under the merger agreement.

Cash will be paid in lieu of any fractional share of Pulaski Investment Corporation common stock. See “Merger Consideration” below. As a result of the merger, the separate corporate existence of Pulaski Investment Corporation will cease and IBERIABANK Corporation will succeed to all the rights and be responsible for all the obligations of Pulaski Investment Corporation. In the merger, IBERIABANK Corporation will acquire all of the outstanding shares of common stock of Pulaski Bank and Trust, which will operate as a subsidiary of IBERIABANK Corporation.

The Parties

IBERIABANK Corporation

IBERIABANK Corporation, a Louisiana corporation, is the bank holding company for IBERIABANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of IBERIABANK Corporation is conducted through IBERIABANK. IBERIABANK operates 49 bank branch offices in its market areas including New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. IBERIABANK provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. IBERIABANK also offers discount brokerage services through a wholly owned subsidiary. IBERIABANK Corporation’s common stock trades on the NASDAQ Global Market under the symbol “IBKC.” At September 30, 2006, IBERIABANK Corporation had total assets of $3.1 billion, total deposits of $2.4 billion and stockholders’ equity of $280.3 million.

Other Pending Acquisition

On July 26, 2006, IBERIABANK Corporation executed a definitive agreement to acquire Pocahontas Bancorp, Inc., Jonesboro, Arkansas. Pocahontas Bancorp is the savings and loan holding company for First Community Bank, a federal savings association. The exchange ratio to be used for the acquisition consideration will be 0.2781 shares of IBERIABANK Corporation common stock for each share of Pocahontas Bancorp common stock. Assuming the exercise of all outstanding Pocahontas Bancorp stock options, the number of shares of IBERIABANK Corporation common stock to be issued to Pocahontas Bancorp stockholders would be approximately 1,343,932 shares. If no Pocahontas Bancorp stock options are exercised, approximately 1,290,861 shares of IBERIABANK Corporation common stock would be issued.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501 and the telephone number is (337) 521-4003.

Pulaski Investment Corporation

Pulaski Investment Corporation, headquartered in Little Rock, Arkansas is a diversified bank holding company engaged in commercial banking, mortgage banking, credit cards, title insurance services and trust services. Pulaski Investment Corporation conducts its business through its wholly-owned subsidiary, Pulaski Bank and Trust Company, and the following wholly-owned subsidiaries of Pulaski Bank and Trust Company: Pulaski Mortgage Company, Lenders Title Company, Pulaski Building, Inc., Directors Properties, Inc., Pulaski Insurance Agency, Inc., Pulaski Services, Inc. and two third-tier wholly-owned subsidiaries, PMC Mortgage Company and Asset Exchange, Inc.

Pulaski Bank and Trust Company is a full service community bank engaged in a variety of commercial and retail banking activities through eleven full service offices in greater Little Rock, Arkansas, two full service offices in Memphis, Tennessee, one loan production office in Fayetteville, Arkansas and one loan production office in South Haven, Mississippi, a southern suburb of Memphis.

Pulaski Mortgage Company is a wholly-owned subsidiary of Pulaski Bank and Trust Company and operates 19 branches throughout Arkansas, and in Illinois, Mississippi, Oklahoma, Tennessee and Texas. In addition, Pulaski Mortgage Company operates one branch in Missouri under the d/b/a Bankers Home Lending.

Lenders Title Company is the largest independent title agency in Arkansas. Lenders Title Company is headquartered in Little Rock, Arkansas and operates 21 branches throughout Arkansas. Lenders provides a full line of title insurance and loan closing services for both residential and commercial closings. Lenders Title Company conducts all like kind exchange operations through its wholly-owned subsidiary, Asset Exchange, Inc.

Merger Consideration

Under the terms of the merger agreement, as amended, each outstanding share of Pulaski Investment Corporation common stock will be converted into the right to receive

•	cash equal to $26.6464 per share (approximately $65,000,000 in the aggregate);

•	0.2274 shares of IBERIABANK Corporation common stock for each share of Class A voting common stock and Class B nonvoting common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per share); and

•	the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value).

In lieu of each individual share of Pulaski Investment Corporation common stock being converted in the merger on the effective date into IBERIABANK Corporation common stock and cash, each Pulaski Investment Corporation stockholder will be entitled to specifically designate particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into IBERIABANK Corporation common stock and particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into cash; provided the total aggregate shares of IBERIABANK Corporation common stock and total aggregate cash to be received by the stockholder in the merger on the effective date will be the same as the total aggregate shares of IBERIABANK Corporation common stock and total aggregate cash as the stockholder is otherwise entitled to receive under the merger agreement.

Instead of issuing any fractional shares of IBERIABANK Corporation common stock, each shareholder of Pulaski Investment Corporation who would otherwise be entitled to a fractional share will receive a cash payment, without interest, equal to the fraction multiplied by $58.60, which is equal to the market value of a share of IBERIABANK Corporation common stock on August 8, 2006.

The market price of IBERIABANK Corporation common stock will fluctuate. Because a portion of the number of shares of IBERIABANK Corporation common stock to be received by Pulaski Investment Corporation’s stockholders in the merger is fixed, and because the market price of the IBERIABANK Corporation common stock will fluctuate, the value of the shares of IBERIABANK Corporation common stock that Pulaski Investment Corporation stockholders would receive in the merger may increase or decrease prior to and after the merger. For further information concerning the market prices of IBERIABANK Corporation common stock and Pulaski Investment Corporation common stock, see “Stock Trading and Dividend

Information.” No assurance can be given as to what the market price of IBERIABANK Corporation common stock will do before or after the merger closes.

Based on the closing price of IBERIABANK Corporation common stock on January 10, 2006, each share of Pulaski Investment Corporation common stock that is exchanged for IBERIABANK Corporation common stock would have been converted into 0.4622 shares of IBERIABANK Corporation common stock having a value of $26.2299 and cash equal to $26.6464 per share. We cannot give you any assurance as to whether or when the merger will be completed, and you are advised to obtain current market quotations for IBERIABANK Corporation common stock.

Procedure for Exchanging Certificates

At or prior to the effective date, IBERIABANK Corporation will deposit with an exchange agent certificates representing the shares of IBERIABANK Corporation common stock and the estimated amount of cash comprising the merger consideration, and cash to be paid in lieu of fractional shares of IBERIABANK

Corporation common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of Pulaski Investment Corporation common stock.

On the effective date of the merger, each Pulaski Investment Corporation stockholder will cease to have any rights as a stockholder of Pulaski Investment Corporation, and his or her sole rights will be to receive the combination of cash and IBERIABANK Corporation common stock comprising the merger consideration, and cash in lieu of any fractional shares, into which his or her shares of Pulaski Investment Corporation common stock have been converted pursuant to the merger agreement.

Prior to the effective date, IBERIABANK Corporation or the exchange agent will mail a letter of transmittal, together with instructions for the exchange of certificates representing shares of Pulaski Investment Corporation common stock for the merger consideration, to each person who is a stockholder of record of Pulaski Investment Corporation. Stockholders are requested not to send in their Pulaski Investment Corporation common stock certificates until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation common stock certificates and cash payments will be sent as promptly as practicable after the effective date and receipt of a properly completed letter of transmittal accompanied by the appropriate Pulaski Investment Corporation common stock certificates.

IBERIABANK Corporation, at its option, may decline to pay former stockholders of Pulaski Investment Corporation who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date until they have surrendered their certificates for Pulaski Investment Corporation common stock.

If your Pulaski Investment Corporation stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. If your Pulaski Investment Corporation stock certificates have been lost, stolen or destroyed, you may be required to make an affidavit and post a bond in an amount sufficient to protect IBERIABANK Corporation against claims related to your common stock.

Background of the Merger

During the last several years, Pulaski Investment Corporation’s board of directors has periodically reviewed and compared Pulaski Investment Corporation’s performance with that of relatively comparable financial institutions and has reviewed with management the financial service environment at such times along with strategic options available to Pulaski Investment Corporation and its subsidiaries, including strategies for continuing as an independent entity and strategies for undertaking a strategic business combination with another financial institution. From time to time during such period, the board of directors, on an informal basis and during various strategic discussions, would periodically review merger and acquisition activity within the banking industry with representatives from Stifel, Nicolaus & Company, Incorporated.

In the first quarter of 2006, the board of directors contacted Stifel, Nicolaus & Company to update its periodic exploration of value and merger and acquisition activity in general. As a result of such discussions, the board deemed the merger and acquisition market to be advantageous and preliminarily determined that a business combination with another financial institution was likely to present the best prospect for enhancing stockholder value. The board of directors engaged Stifel, Nicolaus & Company on June 2, 2006 to represent Pulaski Investment Corporation stockholders in a bid process to determine value and to make preliminary contacts with strategic partners.

During June, 2006, a confidential memorandum was sent to a select list of potential strategic partners both within the Arkansas market and surrounding states. Several institutions submitted bids which were summarized and analyzed by Stifel, Nicolaus & Company on July 14, 2006. The board of directors considered Stifel, Nicolaus & Company’s summary and analysis of all submitted bids during the next week. On July 25, 2006, IBERIABANK Corporation submitted a draft of an agreement and plan of merger to Pulaski Investment Corporation. After considering the initial draft of the agreement and plan of merger and comparing the terms therein to other submitted bids, the board decided to pursue a possible transaction with IBERIABANK Corporation. In its analysis of all bids summarized, the board of directors determined that the combination of stock and cash as consideration to be paid to stockholders of Pulaski Investment Corporation by IBERIABANK Corporation to be the most advisable, fair to, and in the best interest of Pulaski Investment Corporation and its stockholders. The board authorized management to permit a due diligence review of Pulaski Investment Corporation and its subsidiaries by IBERIABANK Corporation and authorized management’s continued discussion with IBERIABANK Corporation and to begin a due diligence review of IBERIABANK Corporation. The board also authorized management and Pulaski Investment Corporation’s legal counsel to proceed to negotiate the terms of the plan and agreement of merger submitted by IBERIABANK Corporation.

During the next approximately 20 days, IBERIABANK Corporation conducted extensive due diligence of Pulaski Investment Corporation, including on-site due diligence. During such period, Pulaski Investment Corporation and its representatives conducted their due diligence review of IBERIABANK Corporation, including on-site due diligence. Meetings and discussions were held between the two institutions and their respective legal representatives to discuss other issues relating to the acquisition transaction. During such approximate 20 day period, legal counsel to IBERIABANK Corporation and Pulaski Investment Corporation negotiated the definitive plan and agreement of merger and other related agreements with respect to the proposed merger.

On August 8, 2006, the board of directors of Pulaski Investment Corporation held a special meeting. The directors discussed the merger consideration to be paid under the agreement and plan of merger and discussed conversations that had been held with representatives of Stifel, Nicolaus & Company regarding the proposed merger and the fairness of the merger consideration to the holders of Pulaski Investment Corporation common stock from a financial point of view (other than shares as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited under the Arkansas Business Corporation Act and shares held by Pulaski Investment Corporation or any Pulaski Investment Corporation subsidiary (other than shares held in a fiduciary capacity)). The board of directors had been informed by Stifel, Nicolaus & Company that in the opinion of Stifel, Nicolaus & Company the merger consideration was fair to the stockholders of Pulaski Investment Corporation from a financial point of view. Following discussion of the matter, including the directors’ review of IBERIABANK Corporation and its business, the planned continuity of the business and the employees of Pulaski Investment Corporation and its subsidiaries following the merger and taking into consideration the factors described under “Pulaski Investment Corporation Reasons for the Merger; Recommendation of Pulaski Investment Corporation’s Board of Directors,” the board determined that a combined entity would have better future prospects than Pulaski Investment Corporation and its subsidiaries would be likely to achieve on a stand-alone basis, and that the proposed merger with IBERIABANK Corporation presented the best opportunity for enhancing Pulaski Investment Corporation’s stockholder value.

Accordingly, Pulaski Investment Corporation’s board determined that the IBERIABANK Corporation transaction was advisable and in the best interest of Pulaski Investment Corporation and its stockholders, and the board unanimously approved the merger with IBERIABANK Corporation. The board of directors next reviewed the plan and agreement of merger and all related documents and the actions to be taken with respect to the proposed merger and approved the plan and agreement of merger and all related documents presented.

Following the approval of both IBERIABANK Corporation’s and Pulaski Investment Corporation’s board of directors, the parties executed the plan and agreement of merger on August 9, 2006 and publicly announced the transaction by issuing a joint press release.

Pulaski Investment Corporation’s Reasons for the Merger; Recommendation of Pulaski Investment Corporation’s Board of Directors

The Pulaski Investment Corporation board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interests of Pulaski Investment Corporation and its stockholders. In reaching its conclusion to approve the merger agreement, the Pulaski Investment Corporation board of directors considered a number of factors, including the following:

1. Information concerning the business, earnings, operations, financial condition, future prospects, capital adequacy, asset quality, business philosophy and overall reputation of IBERIABANK Corporation individually and as combined with Pulaski Investment Corporation.

2. The opinion of Pulaski Investment Corporation’s financial advisor, Stifel, Nicolaus & Company, Incorporated, as of the date of the opinion and subject to various assumptions made and limitations stated in the opinion that the merger consideration was fair from a financial point of view to the holders of Pulaski Investment Corporation common stock (other than shares as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited under the Arkansas Business Corporation Act and shares held by Pulaski Investment Corporation or any Pulaski Investment Corporation subsidiary (other than shares held in a fiduciary capacity)). The opinion of Stifel, Nicolaus & Company, Incorporated is attached as Appendix B and should be reviewed for the assumptions made in connection with, and limitations of, such opinion.

3. The terms of the merger agreement and other documents executed in connection with the merger.

4. The current and prospective economic, competitive and regulatory environment facing each institution and financial institutions in general.

5. The results of the investigation and review of IBERIABANK Corporation conducted by the management of Pulaski Investment Corporation including, but not limited to, assessment of credit policies, asset quality at the time of the review, interest rate risk, litigation, adequacy of loan loss reserves and general operating policies and procedures.

6. The review by Pulaski Investment Corporation’s board of IBERIABANK Corporation’s business operations, earnings, prospects for future operations, financial condition, asset quality and capital levels.

7. The possible opportunities for expense reductions, operating efficiencies and revenue enhancements in the combined entity noting that with no market overlap the post-merger displacement of Pulaski Investment Corporation’s subsidiaries’ employees would be minimized.

8. The nature of and likelihood of obtaining regulatory approvals that would be required for the merger.

9. The liquidity provided by IBERIABANK Corporation’s common stock which is traded on the NASDAQ Global Market compared to Pulaski Investment Corporation’s common stock which is not traded on any established basis.

10. Results that might be expected to be obtained by Pulaski Investment Corporation if it continued to operate independently and the likely benefits to stockholders of such course, as compared with the value of the merger consideration being offered by IBERIABANK Corporation.

11. The ability of Pulaski Bank and Trust Company, Pulaski Mortgage Company and Lenders Title Company to maintain their current names and presence in current and future markets.

12. The additional resources offered by IBERIABANK Corporation to assist with Pulaski Bank and Trust Company’s continued expansion in Memphis and other Tennessee markets.

13. The competitiveness of the central Arkansas banking market and IBERIABANK Corporation’s larger legal lending limit and therefore ability to further expand in this and other markets, increasing its loan and deposit seeking opportunities without necessarily the addition of physical branches.

The Pulaski Investment Corporation board of directors also considered potential risks associated with the merger in connection with its deliberation of the proposed transaction, including:

•	The challenges of combining the businesses, assets and workforces of the two companies, which could affect the post-merger success of the combined company, and the ability to achieve anticipated cost savings and other potential synergies.

•	That the fixed exchange ratio of the merger consideration would not adjust to compensate for changes in the stock price of IBERIABANK Corporation or Pulaski Investment Corporation prior to completion of the merger.

•	The interests of Pulaski Investment Corporation’s executive officers and directors with respect to the merger apart from their interests as holders of Pulaski Investment Corporation common stock, and the risk that these interests might influence their decision with respect to the merger.

•	The risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by IBERIABANK Corporation as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Pulaski Investment Corporation from proposing such a transaction.

The discussion of the information and factors considered by the Pulaski Investment Corporation board of directors is not exhaustive, but includes all material factors considered by the Pulaski Investment Corporation board of directors. In view of the wide variety of factors considered by the Pulaski Investment Corporation board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pulaski Investment Corporation board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Pulaski Investment Corporation and its stockholders. In considering the factors described above, individual members of the Pulaski Investment Corporation board of directors may have given different weights to different factors. The Pulaski Investment Corporation board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the Pulaski Investment Corporation board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Pulaski Investment Corporation board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Pulaski Investment Corporation and its stockholders. The board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, Pulaski Investment Corporation’s business strategies. Accordingly, the board of directors unanimously approved the merger agreement and unanimously recommends that Pulaski Investment Corporation stockholders vote “FOR” approval of the merger agreement.

Opinion of Pulaski Investment Corporation’s Financial Advisor

Stifel, Nicolaus & Company, Incorporated acted as Pulaski Investment Corporation’s financial advisor in connection with the merger. Stifel, Nicolaus & Company is a nationally recognized investment banking firm with substantial expertise in transactions similar to the merger. Stifel, Nicolaus & Company is an investment banking and securities firm with membership on all the principal United States’ securities exchanges. As part of its investment banking activities, Stifel, Nicolaus & Company is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On August 8, 2006, Stifel, Nicolaus & Company rendered its oral opinion, which was subsequently confirmed in writing, to the board of directors of Pulaski Investment Corporation that, as of such date, the per share consideration to be paid to the holders of Pulaski Investment Corporation common stock (other than shares as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited under the Arkansas Business Corporation Act and shares held by Pulaski Investment Corporation or any Pulaski Investment Corporation subsidiary (other than shares held in a fiduciary capacity)) by IBERIABANK Corporation pursuant to the merger agreement was fair to such holders, from a financial point of view.

The full text of Stifel, Nicolaus & Company’s written opinion dated August 8, 2006, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix B to this information statement/prospectus and is incorporated herein by reference. Holders of Pulaski Investment Corporation common stock are urged to, and should, read this opinion carefully and in its entirety in connection with this information statement/prospectus. The summary of the opinion of Stifel, Nicolaus & Company set forth in this information statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of Stifel, Nicolaus & Company will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Stifel, Nicolaus & Company has no obligation to update, revise or reaffirm its opinion, and Pulaski Investment Corporation does not currently expect that it will request an updated opinion from Stifel, Nicolaus & Company.

No limitations were imposed by Pulaski Investment Corporation on the scope of Stifel, Nicolaus & Company’s investigation or the procedures to be followed by Stifel, Nicolaus & Company in rendering its opinion. In arriving at its opinion, Stifel, Nicolaus & Company did not ascribe a specific range of values to Pulaski Investment Corporation. Its opinion is based on the financial and comparative analyses described below. Stifel, Nicolaus & Company’s opinion was directed solely to Pulaski Investment Corporation’s board of directors for its use in connection with its consideration of the financial terms of the merger. Stifel, Nicolaus & Company’s opinion addressed only the fairness of the per share consideration to the holders of Pulaski Investment Corporation common stock from a financial point of view and did not address any other aspect of the merger, including without limitation the tax consequences of the merger on Pulaski Investment Corporation or any of its shareholders. Stifel, Nicolaus & Company’s opinion was not intended to be and does not constitute a recommendation to Pulaski Investment Corporation’s Board of Directors or any shareholder of Pulaski Investment Corporation as to how the Board or any such shareholder should vote with respect to the merger, or whether or not any Pulaski Investment Corporation shareholder should enter into a voting or shareholders’ agreement with respect to the merger. Stifel, Nicolaus & Company was not requested to opine as to, and its opinion does not address, Pulaski Investment Corporation’s underlying business decision to proceed with or effect the merger or the relative merits of the merger compared to any alternative transaction that might be available to Pulaski Investment Corporation.

In connection with its opinion, Stifel, Nicolaus & Company, among other things:

•	reviewed and analyzed a draft copy of the merger agreement dated August 8, 2006;

•	reviewed and analyzed the audited consolidated financial statements of Pulaski Investment Corporation for the five years ended December 31, 2005, unaudited consolidated financial statements of Pulaski Investment Corporation contained it its quarterly report for the second quarter ended June 30, 2006, and consolidated financial statements prepared by Pulaski Investment Corporation for the quarter ended June 30, 2006;

•	reviewed and analyzed the audited consolidated financial statements of IBERIABANK included in its Annual Reports on Form 10-K for the five years ended December 31, 2005, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and its quarterly earnings press release on Form 8-K dated July 13, 2006 for the quarter ended June 30, 2006;

•	reviewed the agreement and plan of merger dated July 26, 2006 between IBERIABANK Corporation and Pocahontas Bancorp, Inc.;

•	reviewed the reported prices and trading activity of the publicly traded common equity securities of IBERIABANK Corporation;

•	reviewed and analyzed certain other publicly available information concerning Pulaski Investment Corporation and IBERIABANK Corporation;

•	held discussions with IBERIABANK’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact on IBERIABANK Corporation;

•	reviewed certain non-publicly available information concerning Pulaski Investment Corporation, including internal financial analyses and forecasts prepared by its management and held discussion with Pulaski Investment Corporation’s senior management regarding the financial forecasts and recent developments;

•	participated in certain discussions and negotiations between representatives of Pulaski Investment Corporation and IBERIABANK Corporation;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel, Nicolaus & Company considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel, Nicolaus & Company deemed relevant to its analysis;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel, Nicolaus & Company deemed necessary or appropriate for purposes of its opinion; and

•	took into account Stifel, Nicolaus & Company’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the banking industry generally.

In rendering its opinion, Stifel, Nicolaus & Company relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel, Nicolaus & Company, by or on behalf of Pulaski Investment Corporation and IBERIABANK Corporation, or that was otherwise reviewed by Stifel, Nicolaus & Company and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel,

Nicolaus & Company by Pulaski Investment Corporation and IBERIABANK Corporation (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel, Nicolaus & Company assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Pulaski Investment Corporation and IBERIABANK Corporation as to the future operating and financial performance of Pulaski Investment Corporation and IBERIABANK Corporation, that cost saving and operating synergies would be realized in the amounts and time periods estimated by IBERIABANK Corporation and that they provided a reasonable basis upon which Stifel, Nicolaus & Company could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel, Nicolaus & Company has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel, Nicolaus & Company also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Pulaski Investment Corporation or IBERIABANK Corporation since the date of the last financial statements made available to it. Stifel, Nicolaus & Company has also assumed, without independent verification and with Pulaski Investment Corporation’s consent, that the aggregate allowances for loan losses set forth in the financial statements of Pulaski Investment Corporation and IBERIABANK Corporation are in the aggregate adequate to cover all such losses. Stifel, Nicolaus & Company did not make or obtain any independent evaluation, appraisal or physical inspection of Pulaski Investment Corporation’s or IBERIABANK Corporation’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of Pulaski Investment Corporation or IBERIABANK Corporation. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel, Nicolaus & Company assumes no responsibility for their accuracy. Stifel, Nicolaus & Company relied on advice of Pulaski Investment Corporation’s counsel as to certain legal matters with respect to Pulaski Investment Corporation, the merger agreement and the merger and other transactions and other matters contained or contemplated therein. Stifel, Nicolaus & Company has assumed, with Pulaski Investment Corporation’s consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived. In addition, Stifel, Nicolaus & Company assumed that the definitive merger agreement would not differ materially from the draft it reviewed. Stifel, Nicolaus & Company has also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by Pulaski Investment Corporation, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on Pulaski Investment Corporation or IBERIABANK Corporation. In connection with Stifel, Nicolaus & Company’s opinion, we further assumed that: (i) IBERIABANK Corporation will consummate its pending acquisition of Pocahontas Bancorp, Inc. on the terms and conditions set forth in the Pocahontas Merger Agreement and (ii) IBERIABANK Corporation will successfully raise equity financing, on favorable terms to IBERIABANK Corporation, in order to finance the cash portion of the per share consideration to be paid to holders of shares in the merger pursuant to the Merger Agreement.

Stifel, Nicolaus & Company’s opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel, Nicolaus & Company’s opinion and that Stifel, Nicolaus & Company does not have any obligation to update, revise or reaffirm its opinion.

In connection with rendering its opinion, Stifel, Nicolaus & Company performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel, Nicolaus & Company believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Stifel, Nicolaus & Company considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Stifel, Nicolaus & Company’s view of the actual value of Pulaski Investment Corporation. In its analyses, Stifel, Nicolaus & Company made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Pulaski Investment Corporation or IBERIABANK Corporation. Any estimates contained in Stifel, Nicolaus & Company’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel, Nicolaus & Company’s analyses was identical to Pulaski Investment Corporation or IBERIABANK Corporation or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel, Nicolaus & Company was assigned a greater significance by Stifel, Nicolaus & Company than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel, Nicolaus & Company. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which Pulaski Investment Corporation common stock or IBERIABANK Corporation common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Stifel, Nicolaus & Company employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stifel, Nicolaus & Company used in providing its opinion on August 8, 2006. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Stifel, Nicolaus & Company more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel, Nicolaus & Company’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel, Nicolaus & Company . The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Stifel, Nicolaus & Company with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel, Nicolaus & Company made its determination as to the fairness to the shareholders of Pulaski Investment Corporation of the per share merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for Pulaski Investment Corporation should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel, Nicolaus & Company .

In connection with rendering its opinion and based upon the terms of the draft merger agreement reviewed by it, Stifel Nicolaus & Company assumed the aggregate consideration to be $130.0 million, and at the time of the opinion, the per share consideration to be $53.29.

Pro Forma Effect of the Merger. Stifel, Nicolaus & Company reviewed certain estimated future operating and financial information developed by Pulaski Investment Corporation, publicly available financial estimates of IBERIABANK Corporation (including its recently announced agreement to acquire Pocahontas Bancorp, Inc.) and certain estimated future operating and financial information for the pro forma combined entity resulting from the merger for the twelve month periods ended December 31, 2006 and December 31, 2007. Based on this analysis, Stifel, Nicolaus & Company compared certain of Pulaski Investment Corporation’s estimated future per share results with such estimated figures for the pro forma combined entity. Based on this analysis on a pro forma basis, the merger is forecast to be accretive to Pulaski Investment Corporation’s earnings per share for the twelve month period ended December 31, 2007. Stifel, Nicolaus & Company also reviewed certain financial information in order to determine the estimated effect of the merger on Pulaski Investment Corporation’s book value, tangible book value and dividend. Based on this analysis on a pro forma basis, the merger is forecasted to be accretive to Pulaski Investment Corporation’s book value per share and dilutive to Pulaski Investment Corporation’s tangible book value per share. Based on historical dividend rates, Stifel, Nicolaus & Company believed that Pulaski Investment Corporation’s shareholders who receive IBERIABANK Corporation shares would likely receive an increase in their dividends.

Analysis of Bank Merger Transactions. Stifel, Nicolaus & Company analyzed certain information relating to recent transactions in the banking industry, consisting of (1) 193 U.S. bank acquisitions announced since August 4, 2005, with announced transaction values and excluding merger of equals transactions, referred to below as Group A, (2) 18 selected U.S. bank acquisitions announced since August 4, 2005, involving sellers headquartered in the Central U.S. with total assets between $250 million and $750 million and excluding merger of equals transactions, referred to below as Group B, and (3) 18 selected metropolitan bank acquisitions announced since November 17, 2003, involving acquisitions with deal values less than $500 million and headquartered in Arkansas, Kansas, Louisiana, Missouri, Oklahoma and Tennessee and excluding merger of equals transactions, referred to below as Group C. Stifel, Nicolaus & Company calculated the following ratios with respect to the merger and the selected transactions:

IBERIABANK Corporation/ Pulaski Investment Corporation	Median Statistics for Selected Transactions
Ratios	Group A	Group B	Group C
Price Per Share/ Book Value Per Share	320%	225%	241%	245%
Price Per Share/Tangible Book Value Per Share	329%	235%	272%	263%
Adjusted Deal Price/6.50% Equity	379%	276%	270%	270%
Price Per Share/Last 12 Months Earnings Per Share	19.5	x	23.4	x	20.4	x	27.7	x
Price Per Share / Current EPS	32.5	x	NA	19.5	x	26.3	x
Price Per Share / Forward EPS	26.8	x	NA	17.6	x	23.4	x
Price/Assets	27.6%	22.0%	18.2%	19.9%
Premium over Tangible Book Value/Deposits	23.0%	14.7%	13.8%	13.9%
Price/Deposits	34.6%	26.3%	23.4%	24.8%

This analysis resulted in a range of imputed values for Pulaski Investment Corporation common stock of between $37.40 and $64.17 per share based on the median multiples for Group A, between $31.98 and $55.85 for Group B, and between $37.49 and $75.69 per share based on the median multiples for Group C.

Present Value Analysis. Applying present value analysis to the theoretical future earnings and dividends of Pulaski Investment Corporation, Stifel, Nicolaus & Company compared the per share consideration to the calculated present value of one share of Pulaski Investment Corporation’s common stock on a stand-alone basis. The analysis was based upon Pulaski Investment Corporation’s management’s projected earnings growth, a range of assumed price/earnings ratios, and a 13.6%, 16.8% and 18.6% discount rate. Stifel, Nicolaus & Company selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly-traded comparable banks. The stand-alone present value of Pulaski Investment Corporation’s common stock calculated on this basis ranged from $23.85 to $32.70 per share.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Stifel, Nicolaus & Company estimated the net present value of the future streams of after-tax cash flow that Pulaski Investment Corporation could produce for dividends to a potential acquiror, referred to below as dividendable net income. In this analysis, Stifel, Nicolaus & Company assumed that Pulaski Investment Corporation would perform in accordance with management’s estimates and calculated assumed after-tax distributions to a potential acquiror such that Pulaski Investment Corporation’s tangible common equity ratio would be maintained at 6.5% of assets. Stifel, Nicolaus & Company calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2006 discounted to present values at assumed discount rates ranging from 12.5% to 17.5%, reflecting the general range for the bank industry based on Stifel, Nicolaus & Company’s historical experience, and based upon estimated cost savings of 0% and 16.2% of Pulaski Investment Corporation’s non-interest expense. This discounted cash flow analysis indicated an implied equity value reference range of $18.84 to $89.22 per share of Pulaski Investment Corporation’s common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of Pulaski Investment Corporation’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including estimated cost savings and operating synergies, earnings growth rates, dividend payout rates and discount rates.

Comparison of Selected Companies. Stifel, Nicolaus & Company reviewed and compared certain multiples and ratios for the merger with a peer group of 28 selected banks in the Central U.S. with assets less than $2.5 billion. In order to calculate a range of imputed values for a share of Pulaski Investment Corporation common stock, Stifel, Nicolaus & Company applied a 33% control premium to the trading prices of the selected group of comparable companies and compared the resulting theoretical offer price to each of the following categories: book value, tangible book value, adjusted 6.5% equity, latest 12 months earnings, estimated 2006 earnings as provided by First Call, estimated 2007 earnings as provided by First Call, assets, tangible book value to deposits and deposits. Stifel, Nicolaus & Company then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of Pulaski Investment Corporation. This analysis resulted in a range of imputed values for Pulaski Investment Corporation common stock of between $36.71 and $65.01 per share based on the median multiples and ratios for the peer group. The 33% control premium selected by Stifel, Nicolaus & Company was based on a 10 year analysis of one month market premiums paid in bank and thrift merger transactions.

Additionally, Stifel, Nicolaus & Company calculated the following ratios with respect to the 28 selected comparable companies after application of the 33% control premium:

	IBERIABANK Corporation/ Pulaski Investment Corporation		Trading Multiples for Selected Peer Group With Control Premium Applied (1)
Ratios			10th Percentile		Median		90th Percentile
Price Per Share/ Book Value Per Share	320%		194%		301%		421%
Price Per Share/Tangible Book Value Per Share	329%		233%		342%		502%
Adjusted Price/6.50% Equity	379%		210%		337%		469%
Price Per Share/Latest 12 Months Earnings	19.5	x	17.5	x	23.7	x	33.8	x
Price Per Share/Estimated 2006 Earnings Per Share (2)	32.5	x	16.8	x	22.4	x	30.5	x
Price Per Share/Estimated 2007 Earnings Per Share (2)	26.8	x	15.4	x	19.1	x	24.1	x
Price/Assets	27.6%		16.1%		24.8%		36.2%
Premium over Tangible Book Value/Deposits	23.0%		10.5%		21.1%		38.2%
Price/Deposits	34.6%		20.9%		31.1%		48.7%

(1)	Based on prices as of market close on August 4, 2006.
(2)	Projected EPS estimates based on First Call consensus.

Also, Stifel, Nicolaus & Company reviewed and compared certain multiples and ratios for the merger with the same peer group of 28 selected banks in the Central U.S. with assets less than $2.5 billion without applying the control premium of 33%. Stifel, Nicolaus & Company then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of Pulaski Investment Corporation. This analysis resulted in a range of imputed values for Pulaski Investment Corporation common stock of between $27.60 and $48.88 per share based on the median multiples and ratios for the peer group.

Additionally, Stifel, Nicolaus & Company calculated the following ratios with respect to the 28 selected comparable companies without application of the control premium:

	IBERIABANK Corporation/ Pulaski Investment Corporation		Trading Multiples for Selected Peer Group Without Control Premium Applied (1)
Ratios			10th Percentile		Median		90th Percentile
Price Per Share/ Book Value Per Share	320%		146%		226%		317%
Price Per Share/Tangible Book Value Per Share	329%		175%		257%		377%
Adjusted Price/6.50% Equity	379%		154%		251%		351%
Price Per Share/Latest 12 Months Earnings	19.5	x	13.1	x	17.9	x	25.4	x
Price Per Share/Estimated 2006 Earnings Per Share (2)	32.5	x	12.6	x	16.8	x	23.0	x
Price Per Share/Estimated 2007 Earnings Per Share (2)	26.8	x	11.6	x	14.4	x	18.1	x
Price/Assets	27.6%		12.5%		19.2%		27.9%
Premium over Tangible Book Value/Deposits	23.0%		5.8%		13.7%		26.3%
Price/Deposits	34.6%		16.2%		24.0%		37.1%

(1)	Based on prices as of market close on August 4, 2006.
(2)	Projected EPS estimates based on First Call consensus.

As described above, Stifel, Nicolaus & Company’s opinion was among the many factors taken into consideration by the Pulaski Investment Corporation board of directors in making its determination to approve the merger.

Stifel, Nicolaus & Company has acted as financial advisor to Pulaski Investment Corporation in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent upon the completion of the merger. Stifel, Nicolaus & Company has also acted as financial advisor to Pulaski Investment Corporation’s board of directors and received a fee upon the delivery of its opinion that is not contingent upon consummation of the merger, provided that such opinion fee is creditable against any advisory fee. Pulaski Investment Corporation has also agreed to reimburse Stifel, Nicolaus & Company for certain out-of-pocket expenses and has agreed to indemnify Stifel, Nicolaus & Company, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Stifel, Nicolaus & Company makes a market in IBERIABANK Corporation’s equity securities and actively trades equity securities of IBERIABANK Corporation for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Stifel, Nicolaus & Company has provided investment banking and other brokerage services to Pulaski Investment Corporation and IBERIABANK Corporation for which Stifel, Nicolaus & Company received customary fees for its services. Stifel, Nicolaus & Company may seek to provide investment banking and other brokerage services to IBERIABANK Corporation in the future. For example, Stifel, Nicolaus & Company served as IBERIABANK Corporation’s placement agent in connection with a private placement of IBERIABANK Corporation’s common stock in November 2006, the proceeds of which are currently anticipated to be used to finance the cash portion of the per share consideration to be paid to holders of Pulaski Investment Corporation shares in the merger pursuant to the merger agreement. Stifel, Nicolaus & Company received customary compensation from IBERIABANK Corporation upon the closing of the private placement financing. Pulaski Investment Corporation has received full disclosure of, and waived, any potential conflict of interest resulting from Stifel, Nicolaus & Company representing Pulaski

Investment Corporation in connection with the merger and representing IBERIABANK Corporation in connection with a related financing. Stifel, Nicolaus & Company has obtained a similar waiver from IBERIABANK Corporation in connection with its engagement regarding a financing.

Employee Matters

The Pulaski Bank and Trust Company Profit Sharing and 401(k) Plan will be terminated upon consummation of the merger. The assets of the Plan will be allocated and distributed to the Plan participants upon receipt of a favorable determination letter from the IRS on the Plan’s termination.

All employees of Pulaski Investment Corporation or any subsidiary of Pulaski Investment Corporation who remain employed after the merger will be given credit for service at Pulaski Investment Corporation or any subsidiary of Pulaski Investment Corporation for eligibility to participate in and the satisfaction of vesting requirements, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing conditions limitations (but not for pension benefit accrual purposes) under IBERIABANK Corporation’s compensation and benefit plans. Any employee of Pulaski Investment Corporation or its subsidiaries who is terminated after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment as if he or she were an employee of IBERIABANK Corporation for the entire time he or she was employed by Pulaski Investment Corporation or its subsidiaries.

See “Interests of Directors and Executive Officers In the Merger” below for a discussion of employment agreements and certain other matters.

Interests of Directors and Executive Officers in the Merger

Our directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of Pulaski Investment Corporation, including, but not limited to, payments under their existing employment agreements, and indemnification and insurance coverage provided by IBERIABANK Corporation. Our board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Employment Agreements. In connection with the execution of the merger agreement certain executives of subsidiaries of Pulaski Investment Corporation have entered into an employment agreement with each such executive’s respective subsidiary employer as follows:

J. Hunter East and Pulaski Bank and Trust Company entered into an employment agreement with an initial term of three years, to be effective upon the consummation of the merger. Pursuant to the employment agreement, J. Hunter East will be paid a base salary each year of $25,000, will be entitled to participate in the discretionary bonus program of Pulaski Bank and Trust Company and will be given certain other fringe benefits. In addition, the employment agreement provides that if J. Hunter East’s employment is terminated without just cause (as defined in the employment agreement) prior to the end of the three year term, Pulaski Bank and Trust Company shall be obligated to continue to pay J. Hunter East his base salary for the remainder of the three year term and shall be required to reimburse J. Hunter East the cost of obtaining all health, life, disability and other benefits which J. Hunter East would be eligible to participate in through the remainder of the three year term based upon the benefit levels substantially equal to those being provided to J. Hunter East at the date of termination of employment.

Robert C. Magee and Pulaski Bank and Trust Company entered into an employment agreement with an initial term of three years, to be effective upon the consummation of the merger. Pursuant to the employment agreement, Robert C. Magee will be paid a base salary each year of $220,000, will be entitled to participate in the discretionary bonus program of Pulaski Bank and Trust Company and will be given certain other fringe benefits.

In addition, the employment agreement provides that if Robert C. Magee’s employment is terminated without just cause (as defined in the employment agreement) prior to the end of the three year term, Pulaski Bank and Trust Company shall be obligated to continue to pay Robert C. Magee his base salary for the remainder of the three year term and shall be required to reimburse Robert C. Magee the cost of obtaining all health, life, disability and other benefits which Robert C. Magee would be eligible to participate in through the remainder of the three year term based upon the benefit levels substantially equal to those being provided to Robert C. Magee at the date of termination of employment.

Charles Quick and Pulaski Mortgage Company entered into an employment agreement with an initial term of three years, to be effective upon the consummation of the merger. Pursuant to the employment agreement,

Charles Quick will be paid a base salary each year of $205,000, will be entitled to participate in the discretionary bonus program of Pulaski Mortgage Company and will be given certain other fringe benefits. In addition, the Employment Agreement provides that if Charles Quick’s employment is terminated without just cause (as defined in the employment agreement) prior to the end of the three year term, Pulaski Mortgage Company shall be obligated to continue to pay Charles Quick his base salary for the remainder of the three year term and shall be required to reimburse Charles Quick the cost of obtaining all health, life, disability and other benefits which Charles Quick would be eligible to participate in through the remainder of the three year term based upon the benefit levels substantially equal to those being provided to Charles Quick at the date of termination of employment.

Michael B. Pryor and Lenders Title Company entered into an employment agreement with an initial term of three years, to be effective upon the consummation of the merger. Pursuant to the employment agreement, Michael B. Pryor will be paid a base salary each year of $205,000, will be entitled to participate in the discretionary bonus program of Lenders Title Company and will be given certain other fringe benefits. In addition, the employment agreement provides that if Michael B. Pryor’s employment is terminated without just cause (as defined in the employment agreement) prior to the end of the three year term, Lenders Title Company shall be obligated to continue to pay Michael B. Pryor his base salary for the remainder of the three year term and shall be required to reimburse Michael B. Pryor the cost of obtaining all health, life, disability and other benefits which Michael B. Pryor would be eligible to participate in through the remainder of the three year term based upon the benefit levels substantially equal to those being provided to Michael B. Pryor at the date of termination of employment.

Limited Agreement Not to Compete. In connection with the execution of the merger agreement, James C. East entered into a limited agreement not to compete with IBERIABANK Corporation pursuant to which Mr. East has agreed not to compete with IBERIABANK Corporation for a period of 36 months commencing at the effective time of the merger in (i) Baxter, Benton, Boone, Crittenden, Faulkner, Garland, Lonoke, Marion, Pope, Pulaski, Saline, St. Francis and Washington Counties in Arkansas, (ii) Carter County, in Oklahoma, (iii) Shelby County in Tennessee, (iv) Desoto County in Mississippi, (v) Saint Claire County in Illinois, (vi) Saint Charles County in Missouri and (vii) Denton, Tarrant and Dallas County in Texas. Mr. East has also agreed that commencing at the effective time of the merger and for a period of three consecutive years thereafter, he will not (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of Pulaski Bank and Trust Company, (ii) solicit, divert or entice away any customer of Pulaski Bank and Trust Company or otherwise disrupt a previous banking relationship between such person and Pulaski Bank and Trust Company or (iii) solicit, induce or attempt to influence any person who has a business relationship with Pulaski Bank and Trust Company, or who is engaged in discussions to enter into a business relationship with Pulaski Bank and Trust Company, to discontinue, reduce or limit the extent of such relationship with Pulaski Bank and Trust Company. In consideration for Mr. East entering into the limited agreement not to compete, IBERIABANK Corporation will pay Mr. East $75,000 per annum during the term of the Limited Agreement Not To Compete.

In connection with the execution of the merger agreement, J. Hunter East entered into a Limited Agreement Not To Compete with IBERIABANK Corporation pursuant to which Mr. East has agreed not to compete with

IBERIABANK Corporation for a period of 36 months commencing at the effective time of the merger in (i) Baxter, Benton, Boone, Crittenden, Faulkner, Garland, Lonoke, Marion, Pope, Pulaski, Saline, St. Francis and Washington Counties in Arkansas, (ii) Carter County, in Oklahoma, (iii) Shelby County in Tennessee, (iv) Desoto County in Mississippi, (v) Saint Claire County in Illinois, (vi) Saint Charles County in Missouri and (vii) Denton, Tarrant and Dallas County in Texas. Mr. East has also agreed that commencing at the effective time of the merger and for a period of three consecutive years thereafter, he will not (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of Pulaski Bank and Trust Company, (ii) solicit, divert or entice away any customer of Pulaski Bank and Trust Company or otherwise disrupt a previous banking relationship between such person and Pulaski Bank and Trust Company or (iii) solicit, induce or attempt to influence any person who has a business relationship with Pulaski Bank and Trust Company, or who is engaged in discussions to enter into a business relationship with Pulaski Bank and Trust Company, to discontinue, reduce or limit the extent of such relationship with Pulaski Bank and Trust Company. In consideration for Mr. East entering into the limited agreement not to compete, IBERIABANK Corporation will pay Mr. East $350,000 per annum during the term of the limited agreement not to compete.

Executive Phantom Ownership Plan. Pursuant to the Amended and Restated Pulaski Investment Corporation Phantom Stock Option Plan and pursuant to the approval of the stockholders of Pulaski Investment Corporation at a special stockholders meeting held December 8, 2006, upon the consummation of the merger, all phantom stock options and dividend equivalents previously awarded to J. Hunter East pursuant to the phantom stock option plan shall immediately vest and J. Hunter East shall be paid $2,226,248 upon the consummation of the merger for such vested phantom stock options and dividend equivalents.

Pursuant to the phantom stock option plan and pursuant to the approval of the stockholders of Pulaski Investment Corporation at a special stockholders meeting held December 8, 2006, upon the consummation of the merger, all phantom stock options and dividend equivalents previously awarded to Robert C. Magee pursuant to the phantom stock option plan shall immediately vest and Robert C. Magee shall be paid $1,621,080 upon the consummation of the merger for such vested phantom stock options and dividend equivalents.

Various other lower level executives of Pulaski Bank and Trust Company and its subsidiaries will receive smaller payments upon the consummation of the merger for their vested phantom stock options and dividend equivalents.

Retention Agreements. Upon the consummation of the merger, Charles Quick shall be paid an incentive payment of $500,000 pursuant to a retention agreement with Pulaski Mortgage Company and Michael B. Pryor will be paid an incentive payment of $500,000 pursuant to a retention agreement with Lenders Title Company. Various other lower-level executives of Pulaski Bank and Trust Company and its subsidiaries will receive payments from their respective retention agreements upon the consummation of the merger.

Deferred Compensation Agreements. Upon the consummation of the merger, Charles Quick will be paid approximately $167,675 pursuant to a deferred compensation agreement with Pulaski Mortgage Company, and Michael B. Pryor will be paid $73,566 pursuant to a deferred compensation agreement with Lenders Title Company. Various other lower-level executives of Pulaski Bank and Trust Company and its subsidiaries will receive payments from their respective deferred compensation agreements upon the consummation of the merger.

Indemnification. Pursuant to the merger agreement, IBERIABANK Corporation has agreed that for a period of six years after the effective time of the merger, it will indemnify, defend and hold harmless each present and former director and officer of Pulaski Investment Corporation or any of its subsidiaries against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative in which such officer or director is, or is threatened to be made, a party or witness, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Pulaski Investment Corporation or a subsidiary of Pulaski Investment Corporation, if such claim pertains to any matter arising, existing or occurring before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger.

Directors and Officers Insurance. IBERIABANK Corporation and Pulaski Investment Corporation have agreed that for a period of three years after the effective time of the merger they will, for total premiums not to exceed $161,000, maintain the current directors’ and officers’ liability insurance policy, provided that if the amount of annual premiums necessary to maintain or procure such coverage exceed $161,000, IBERIABANK Corporation shall maintain the most advantageous directors’ and officers’ insurance obtainable for an annual premium not to exceed $161,000.

Appointment to IBERIABANK Corporation Board. Pursuant to the merger agreement, as of the effective time of the merger, IBERIABANK Corporation will elect James C. East to IBERIABANK Corporation’s Board of Directors to serve until its 2008 annual meeting of shareholders. At that time, the IBERIABANK Corporation Board will nominate Mr. East for an additional three-year term.

James C. East, 68, currently serves as chairman of the board of directors of both Pulaski Investment Corporation and Pulaski Bank and Trust. Mr. East acquired a controlling interest in Pulaski Investment Corporation in 1973 and has served as its chairman and as a member of the board of directors since that time. Mr. East is currently serving a one year term as chairman expiring in 2007. Mr. East is the father of J. Hunter East, the current vice chairman and chief executive officer of Pulaski Investment Corporation.

Management and Operations After the Merger

Upon closing of the merger between Pulaski Investment Corporation and IBERIABANK Corporation, the separate existence of Pulaski Investment Corporation will cease. The directors and officers of IBERIABANK Corporation immediately prior to the merger will continue as directors and officers of IBERIABANK Corporation after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of IBERIABANK Corporation will be the articles of incorporation and bylaws of the combined entity which will retain the name of IBERIABANK Corporation. IBERIABANK Corporation, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Pulaski Investment Corporation will become immediately the property of IBERIABANK Corporation. IBERIABANK Corporation currently is considering whether to close any branches of Pulaski Bank and Trust Company subsequent to the merger. After the closing, the directors and officers of Pulaski Bank and Trust Company will consist of persons designated by IBERIABANK Corporation.

Effective Date of Merger

The parties expect that the merger will be effective in early 2007, or as soon as possible after the receipt of all regulatory and stockholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the necessary filings with the Louisiana Secretary of State and the Arkansas Secretary of State. If the merger is not consummated by August 9, 2007, the merger agreement may be terminated by either Pulaski Investment Corporation or IBERIABANK Corporation.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Pulaski Investment Corporation before the effective time of the merger. In general, the merger agreement obligates Pulaski Investment Corporation to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Pulaski Investment Corporation has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of IBERIABANK Corporation, it will not, among other things:

•	Amend its articles of incorporation or by-laws;

•	Permit any lien or encumbrance on any share of capital stock held by it or by one of its subsidiaries;

•	Repurchase or acquire any shares of its capital stock;

•	Acquire direct or indirect control over any corporation or organization, other than in connection with, among other things, good faith foreclosures in the ordinary course of business;

•	Issue, sell, pledge, or otherwise dispose of any shares of its capital stock, any substantial part of its assets or earning power, or any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	Incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices;

•	Grant any increase in compensation or benefits to its officers or other employees, pay any bonus except as contemplated by the merger agreement, enter into any severance agreements with any of its directors or officers, grant any increase in compensation or other benefits to any of its present or former directors, or effect any change in retirement benefits;

•	Amend any existing employment, severance or similar contract, or enter into any new such contract;

•	Adopt any new employee benefit plan or make any material change to any existing employee benefit plan, other than any such change that is required by law or that is necessary or advisable to maintain the tax qualified status of any such plan;

•	Place on any of it assets any mortgage, lien, or other encumbrance, other than in the ordinary course of business consistent with past practices, or cancel any material indebtedness;

•	Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to IBERIABANK Corporation;

•	Reduce its reserve for loan losses below $4,000,000, except as may be required by law, regulatory authority or GAAP; or

•	Other than in the normal course of its banking business, enter into any contract or series of related contracts involving a payment of more than $50,000.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to obtain all required covenants.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by IBERIABANK Corporation and Pulaski Investment Corporation regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities;

•	the absence of adverse material litigation;

•	accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of IBERIABANK Corporation and Pulaski Investment Corporation to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the chief executive officers and chief financial officers of Pulaski Investment Corporation and IBERIABANK Corporation;

•	approval of the merger agreement by the stockholders of Pulaski Investment Corporation, provided that the holders of not more than 10% of the shares of Pulaski Investment Corporation common stock shall have exercised their dissenters’ rights under Arkansas law;

•	the receipt of all required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition which in the reasonable judgment of the board of directors of IBERIABANK Corporation so materially and adversely affects the transactions contemplated by the merger agreement so as to render inadvisable to consummation of the merger;

•	the absence of any proceeding to restrain or prohibit completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of IBERIABANK Corporation of which this information statement-prospectus is a part must have become effective under the Securities Act of 1933;

•	neither Pulaski Investment Corporation nor IBERIABANK Corporation shall have suffered a material adverse effect;

•	the receipt of standard legal opinions from counsel for Pulaski Investment Corporation and IBERIABANK Corporation;

•	the receipt of a tax opinion by IBERIABANK Corporation and Pulaski Investment Corporation to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	the shares of IBERIABANK Corporation to be issued in the merger shall have been authorized for listing on the Nasdaq Global Market; and

•	obtaining any necessary third party consents.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Pulaski Investment Corporation and IBERIABANK Corporation have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System and the Arkansas State Bank Department. IBERIABANK Corporation has filed the application materials necessary to obtain these regulatory approvals, and such approvals have been received. The merger could not be completed without such approvals.

We are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. We presently contemplate that we will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, we cannot assure that we will obtain any such additional approvals or actions.

Federal Reserve Board. The merger is subject to the prior approval of or waiver from the Federal Reserve Board which has been received. The Federal Reserve Board may not approve a merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Arkansas State Bank Department. The merger with Pulaski Investment Corporation is subject to the prior approval of the Arkansas State Bank Department, which also has been received.

Agreement to Not Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, Pulaski Investment Corporation has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

Pulaski Investment Corporation may, however, furnish information regarding Pulaski Investment Corporation to, or enter into and engage in discussion with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if Pulaski Investment Corporation’s board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that the action is required for Pulaski Investment Corporation’s directors to comply with their fiduciary obligations under applicable law.

Pulaski Investment Corporation must promptly notify IBERIABANK Corporation of such acquisition proposal, the material terms and conditions of the acquisition proposal, and the identity of the person making the proposal.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Pulaski Investment Corporation’s stockholders, as follows:

•	by mutual consent of IBERIABANK Corporation and Pulaski Investment Corporation;

•	by a non-breaching party if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach has not been cured within thirty days after notice from the terminating party;

•	by either IBERIABANK Corporation or Pulaski Investment Corporation if the merger has not occurred on or before August 9, 2007.

•	by IBERIABANK Corporation or Pulaski Investment Corporation if Pulaski Investment Corporation stockholders do not approve the merger agreement and merger;

•	by either party if any required regulatory approvals for consummation of the merger is not obtained; or

•	by IBERIABANK Corporation, in the event any regulatory approval is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of IBERIABANK Corporation, would so materially adversely affect its business or the economic benefits of the merger as to render consummation of the merger inadvisable or unduly burdensome.

The board of directors of IBERIABANK Corporation may terminate the merger agreement if Pulaski Investment Corporation’s board of directors resolves to withdraw, modify or change its recommendation to Pulaski Investment Corporation stockholders of the merger agreement, or recommends any acquisition proposal of Pulaski Investment Corporation other than the merger.

If Pulaski Investment Corporation’s board of directors determines that another acquisition proposal is superior to the merger because it is more favorable to Pulaski Investment Corporation’s stockholders from a financial point of view than the proposed merger, it may terminate the merger agreement subject to IBERIABANK Corporation’s right of first refusal to submit a revised acquisition proposal on terms not less favorable to Pulaski Investment Corporation than the terms of the superior proposal. IBERIABANK Corporation will have the right to exercise its right of first refusal within five business days after receipt of notice of the superior proposal from Pulaski Investment Corporation. If IBERIABANK Corporation fails to exercise its right of first refusal, Pulaski Investment Corporation will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and stockholder approvals. The merger agreement may also be amended or modified at any time, before or after its approval by the stockholders of Pulaski Investment Corporation, by mutual agreement, except that any amendment made after stockholder approval may not alter the consideration to Pulaski Investment Corporation stockholders without the additional approval of stockholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that the following provisions of the agreement will survive:

•	a breaching party will not be relieved of liability for the willful breach of any representation, warranty or covenant; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

If the merger agreement is terminated by IBERIABANK Corporation due to an willful material breach by Pulaski Investment Corporation or the recommendation by Pulaski Investment Corporation’s board of another acquisition proposal and within 12 months after the date of termination, Pulaski Investment Corporation, without IBERIABANK Corporation’s prior written consent, accepts an acquisition proposal, then Pulaski Investment Corporation will pay IBERIABANK Corporation $6.4 million within five business days after acceptance of the acquisition proposal. If the merger agreement is terminated due to either party’s failure to satisfy its representations, warranties or covenants, IBERIABANK Corporation or Pulaski Investment Corporation will reimburse the other party for its reasonable out-of-pocket expenses not to exceed $200,000.

Fees and Expenses

IBERIABANK Corporation and Pulaski Investment Corporation will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences Of The Merger

The following is a discussion of the material federal income tax consequences of the merger to IBERIABANK Corporation, Pulaski Investment Corporation and holders of Pulaski Investment Corporation common stock. The discussion is based upon the Internal Revenue Code (the “Code”), Treasury regulations, Internal Revenue Service rulings, and judicial and administrative decisions in effect as of the date of this information statement-prospectus. This discussion assumes that the Pulaski Investment Corporation common stock is generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Pulaski Investment Corporation common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering its opinion, counsel will require and rely upon representations contained in certificates of officers of IBERIABANK Corporation, Pulaski Investment Corporation and others.

It is a condition to each of the party’s obligations to complete the merger that the parties each will have received an opinion of Friday, Eldredge & Clark, LLP, dated as of the completion of the merger and that the merger will be treated as a reorganization within the Internal Revenue Code. If either party waives the requirement of receiving a tax opinion and there is a material change in tax consequences to Pulaski Investment Corporation stockholders, you will be notified of such an event and given the opportunity to confirm or change your vote. The tax opinion of Friday, Eldredge & Clark, LLP must be substantially to the following effect:

•	The Merger will be treated for Federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, and IBERIABANK Corporation and Pulaski Investment Corporation will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code,

•	No gain or loss will be recognized by IBERIABANK Corporation or Pulaski Investment Corporation as a result of the Merger.

•	A stockholder of Pulaski Investment Corporation who receives IBERIABANK Corporation common stock and cash in exchange for such stockholder’s shares of Pulaski Investment Corporation common stock generally will allocate the consideration received in the form of IBERIABANK Corporation common stock and cash on a pro rata basis to each share of the Pulaski Investment Corporation stockholder’s Pulaski Investment Corporation common stock and will recognize gain, but not loss, on each such share of PIC common stock exchanged in the Merger to the extent of the lesser of: (i) the excess, if any, of (1) the sum of the aggregate fair market value of the IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation common stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBERIABANK Corporation common stock) for such share of Pulaski Investment Corporation common stock over (2) the stockholder’s aggregate tax basis in such share of Pulaski Investment Corporation common stock exchanged in the Merger and (ii) the amount of cash received for such share of Pulaski Investment Corporation common stock. However, to the extent a Pulaski Investment Corporation stockholder designates, under the provisions of Section 2.2(k) of the Merger Agreement, particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into IBERIABANK Corporation common stock and particular share(s) of the stockholder’s Pulaski Investment Corporation common stock to be converted into cash, such stockholder will (i) generally recognize gain, but not loss, on the particular share(s) converted into cash to the extent of the excess, if any, of cash received for each particular share(s) over the stockholder’s tax basis in each particular share(s) and (ii) generally not recognize gain or loss on the particular share(s) converted into IBERIABANK Corporation common stock.

•	The tax basis of the IBERIABANK Corporation common stock received by a stockholder of Pulaski Investment Corporation in exchange for such stockholder’s Pulaski Investment Corporation common stock in the Merger will equal such stockholder’s tax basis in such shares of Pulaski Investment Corporation common stock being exchanged for such shares of IBERIABANK Corporation common stock, reduced by any amount allocable to a fractional share interest of IBERIABANK Corporation common stock for which cash is received and by the amount of any cash consideration received for such shares of Pulaski Investment Corporation common stock, and increased by the amount of taxable gain, if any, recognized by such stockholder with respect to such shares of Pulaski Investment Corporation common stock exchanged in the Merger. However, to the extent a Pulaski Investment Corporation shareholder designates, under the provisions of Section 2.2(k) of the Merger Agreement, particular share(s) of the Pulaski Investment Corporation stockholder’s Pulaski Investment Corporation common stock to be converted into IBERIABANK Corporation common stock, the stockholder’s basis in the IBERIABANK Corporation’s common stock so received shall be equal to the stockholder’s basis in the particular shares of Pulaski Investment Corporation common stock so exchanged.

•	The holding period of the shares of IBERIABANK Corporation common stock received in the Merger will include the period during which the shares of Pulaski Investment Corporation common stock surrendered in exchange therefore were held, provided such shares of Pulaski Investment Corporation common stock were held as capital assets at the effective date of the merger.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by IBERIABANK Corporation and Pulaski Investment Corporation, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the IRS is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge Pulaski Investment Corporation stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of IBERIABANK Corporation common stock

All shares of IBERIABANK Corporation common stock received by Pulaski Investment Corporation stockholders in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except that shares of IBERIABANK Corporation common stock received by persons who are deemed to be “affiliates,” as the term is defined under the Securities Act of 1933, of IBERIABANK Corporation or Pulaski Investment Corporation at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of IBERIABANK Corporation or Pulaski Investment Corporation generally include individuals or entities that control, are controlled by, or are under common control with, the party and may include certain officers and directors of such party as well as principal stockholders of such party. Affiliates of both parties have previously been notified of their status. The merger agreement requires Pulaski Investment Corporation to use reasonable efforts to receive an affiliate letter from each person who is an affiliate of Pulaski Investment Corporation.

This information statement-prospectus does not cover resales of IBERIABANK Corporation common stock received by any person who may be deemed to be an affiliate of Pulaski Investment Corporation or IBERIABANK Corporation.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the purchase method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Pulaski Investment Corporation over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on a per share value of $61.00, which was the closing price per share of IBERIABANK Corporation common stock at September 30, 2006, the date of the pro forma financial statements included in this information statement-prospectus, the merger consideration will be recorded for accounting purposes at approximately $131.3 million. Utilizing information as of September 30, 2006, estimated goodwill and other intangibles would total approximately $78.7 million. IBERIABANK Corporation’s reported income would include the operations of Pulaski Investment Corporation after the date of the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of Pulaski Investment Corporation. Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect Pulaski Investment Corporation’s historical financial position or results of operation.

Dissenters’ Rights

Consummation of the merger creates dissenters rights to the shareholders of Pulaski Investment Corporation under applicable Arkansas law. Pursuant to sections 4-27-1301 to -1331 of the Arkansas Business Corporation Act of 1987, as amended (“ABCA”), a shareholder of Pulaski Investment Corporation may exercise dissenters’ rights only by delivering to Pulaski Investment Corporation, before the vote of the Pulaski Investment Corporation shareholders is taken on the proposed merger, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed merger is approved and effectuated, and the shareholder must not vote his or her shares in favor of the proposed merger, either in person at the Pulaski Investment Corporation special meeting or by proxy. A shareholder of Pulaski Investment Corporation who does not satisfy these requirements as well as the other requirements of sections 4-27-1301 to -1331 of the ABCA is not entitled to payment for his shares as a dissenting shareholder under the ABCA, and would be entitled to the consideration for his or her shares as provided in the merger agreement.

If the merger is approved by Pulaski Investment Corporation shareholders, Pulaski Investment Corporation shall, within ten days after the date on which such approval is obtained, deliver to such dissenting shareholder, if any, a form for demanding payment and a written notice setting forth where the payment demand must be sent and where and when certificates representing such dissenting shareholder’s shares must be deposited. The written notice will also set forth a date by which Pulaski Investment Corporation must receive the payment demand, which date may not be fewer than thirty nor more than 60 days after the date the payment demand notice is delivered by Pulaski Investment Corporation. A shareholder who has received a payment demand notice must then demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the notice, and deposit the shareholder’s share certificates pursuant to the terms of and within the deadlines set forth in the payment demand notice (as described in the preceding sentence).

As soon as the merger becomes effective, or upon receipt of a payment demand, Pulaski Investment Corporation shall pay each dissenter who complied with the payment demand notice requirements and other applicable dissenters’ rights provisions of the ABCA, the amount Pulaski Investment Corporation estimates to be the fair value of the shares, plus accrued interest. Such payment will be accompanied by current financial statements of Pulaski Investment Corporation, a statement of Pulaski Investment Corporation’s estimate of the fair value of the shares, an explanation of how the interest amount was calculated, a statement of a dissenter’s right to demand payment under section 4-27-1328 of the ABCA and a copy of the dissenters’ rights provisions of the ABCA.

If a dissenter believes that the amount paid by Pulaski Investment Corporation is less than the fair value of the dissenter’s shares or that the interest has been incorrectly calculated, or Pulaski Investment Corporation fails to make payment within 60 days after the date set for demanding payment, the dissenter may notify Pulaski Investment Corporation in writing of the dissenter’s own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment previously made). A dissenter waives his right to make such demand unless he notifies Pulaski Investment Corporation of such demand in writing within thirty days after Pulaski Investment Corporation has made payment for his shares.

If a demand for payment as set forth in the preceding paragraph remains unsettled, Pulaski Investment Corporation shall commence a proceeding in Circuit Court of Pulaski County, Arkansas, within 60 days after receiving the payment demand set forth in the preceding paragraph and petition such court to determine the fair value of the shares and accrued interest. If Pulaski Investment Corporation fails to commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

It is a condition to the parties’ obligation to close the merger that the holders of not more than 10% of the shares of Pulaski Investment Corporation common stock shall have exercised their dissenters’ rights under Arkansas law.

Provisions of the ABCA relating to dissenters’ rights are attached as Appendix F to this information statement-prospectus.

Stock Trading and Dividend Information

IBERIABANK Corporation common stock is currently listed on the Nasdaq Global Market under the symbol “IBKC.” The following table sets forth the high and low trading prices for shares of IBERIABANK Corporation common stock and cash dividends paid per share for the periods indicated. As of December 31, 2006, there were 10,286,431 shares of IBERIABANK Corporation common stock issued and outstanding, and approximately 1,740 stockholders of record.

	Price Range of IBERIABANK Corporation Common Stock and Dividends
	High ($)	Low ($)	Dividend ($)
Calendar 2004
First Quarter	$49.29	$43.90	$0.19
Second Quarter	46.03	42.00	0.21
Third Quarter	45.27	41.69	0.22
Fourth Quarter	52.60	44.76	0.22
Calendar 2005
First Quarter	$51.04	$43.97	$0.22
Second Quarter	49.07	43.59	0.24
Third Quarter	55.56	47.70	0.26
Fourth Quarter	56.20	49.42	0.28
Calendar 2006
First Quarter	$59.06	$51.69	$0.28
Second Quarter	61.41	54.82	0.30
Third Quarter	64.66	56.51	0.32
Fourth Quarter	65.00	56.00	0.32
Calendar 2007
First Quarter (to January 10, 2007)	$58.67	$55.35	—

On August 8, 2006, the last business day before the public announcement that IBERIABANK Corporation and Pulaski Investment Corporation had entered into the merger agreement, the closing sales price for a share of IBERIABANK Corporation common stock, as quoted on the Nasdaq Global Market, was $58.50. On January 10, 2007, the closing sales price for a share of IBERIABANK Corporation common stock, as quoted on the Nasdaq Global Market, was $56.75. No assurance can be given as to the sales price of a share of IBERIABANK Corporation common stock on the effective date of the merger. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades under the symbol “IBKC”.

There is no established public trading market in which shares of Pulaski Investment Corporation common stock are regularly traded, nor are there any uniformly quoted prices for Pulaski Investment Corporation shares. The last sale of Pulaski Investment Corporation common stock prior to the execution of the merger agreement known to Pulaski Investment Corporation’s management occurred in April, 2004, at approximately $26.62 per share. Pulaski Investment Corporation paid a quarterly cash dividend of $0.154 per share in each of the seven quarters ending September 30, 2006, and paid a quarterly cash dividend of $0.055 per share for the quarter ending December 31, 2006.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the proposed merger, holders of Pulaski Investment Corporation common stock will be exchanging their shares of an Arkansas corporation governed by the Arkansas Business Corporation Act of 1987 and Pulaski Investment Corporation’s articles of incorporation and bylaws, for shares of IBERIABANK Corporation, a Louisiana corporation governed by the Louisiana Business Corporation Law and IBERIABANK Corporation’s articles of incorporation and bylaws. Certain significant differences exist between the rights of Pulaski Investment Corporation stockholders and those of IBERIABANK Corporation stockholders. Material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Arkansas Business Corporation Act of 1987, as well as to Pulaski Investment Corporation’s articles of incorporation and bylaws and IBERIABANK Corporation’s articles of incorporation and bylaws.

IBERIABANK Corporation’s articles of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of IBERIABANK Corporation more difficult.

The following description is a summary of the provisions of the articles of incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 25,000,000 shares of common stock, par value $1.00 per share, of which 10,286,431 shares were issued outstanding as of December 31, 2006, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding.

Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation stockholders do not have any preemptive rights with respect to any conversion, redemption or sinking fund provision. The outstanding shares of IBERIABANK Corporation common stock are, and the shares to be issued on connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation stockholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without stockholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

IBERIABANK Corporation also is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting right, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of IBERIABANK Corporation that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of IBERIABANK Corporation. The board of directors of IBERIABANK Corporation has no present plan or understanding to issue any preferred stock.

Pulaski Investment Corporation. Pulaski Investment Corporation’s articles of incorporation authorize the issuance of up to 4,000,000 shares of Pulaski Investment Corporation common stock, of which 200,000 shares shall be designated as “Class A” voting shares and 3,800,000 shares shall be designated as “Class B” nonvoting shares. As of December 31, 2006, 121,414 Class A shares were issued and outstanding, and 2,317,942 Class B shares were issued and outstanding. Pulaski Investment Corporation’s Class B common stock has identical rights as the Class A common stock with the exception of the absence of voting rights generally. By resolution of Pulaski Investment Corporation’s board of directors, Pulaski Investment Corporation’s Class B common stock is authorized to vote on the proposed merger with IBERIABANK Corporation.

Amendment of Articles or Certificate of Incorporation and Bylaws

IBERIABANK Corporation. No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of stockholders and stockholder proposals; and amendment of the articles and bylaws.
The articles of incorporation of IBERIABANK Corporation provide that the board of directors or stockholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the stockholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Pulaski Investment Corporation. Arkansas law generally provides that the approval of a corporation’s board of directors and the affirmative vote of a majority of the shares of each class of stock entitled to vote thereon as a separate voting group, is required to amend a corporation’s articles of incorporation, unless the articles specify a greater voting requirement.

Arkansas law generally provides that an Arkansas corporation’s bylaws may be amended by either the board of directors or stockholders unless the corporation’s articles of incorporation provide otherwise. The Pulaski Investment Corporation articles do not alter this provision of Arkansas law.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 11 members. The directors do not need to be stockholders of IBERIABANK Corporation.

The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of IBERIABANK Corporation’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

There is no cumulative voting on directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believes that a change in the composition of the board is desirable. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the stockholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the stockholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Pulaski Investment Corporation. Pulaski Investment Corporation’s bylaws provide for a board consisting of not less than two nor more than 15 directors. Pulaski Investment Corporation’s bylaws provide for cumulative voting in the election of directors. However, because Arkansas law requires that a grant of cumulative voting rights be contained in a corporation’s articles, which provision is not included in Pulaski Investment Corporation’s articles, Pulaski Investment Corporation’s shareholders do not have cumulative voting rights.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

Pulaski Investment Corporation. Under Arkansas law, the stockholders of a corporation may remove a director with or without cause if the number of votes cast to remove the director exceed the number of votes cast against removal of the director. Such action may only be taken at a meeting called for the purpose of removing the director, and the meeting notice must state that one of the purposes of the meeting is to remove the director.

Limitations on Director Liability

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to stockholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude stockholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Pulaski Investment Corporation. Pulaski Investment Corporation articles of incorporation generally provide that a director of Pulaski Investment Corporation will have no personal liability to Pulaski Investment Corporation or its stockholders for monetary damages for or with respect to any acts or omissions in the performance of his duties.

Indemnification

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and

•	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

The Louisiana Business Corporation Law also permits a Louisiana corporation, in its articles of incorporation, to limit the personal liability of its directors and officers in actions brought on behalf of the corporation or its shareholders for monetary damages, with certain exceptions, as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the charter authorizes the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions,

IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pulaski Investment Corporation. Pulaski Investment Corporation’s articles of incorporation provide that Pulaski Investment Corporation will indemnify its officers, directors, employees, and agents to the full extent permitted by Arkansas law. Under Arkansas law as currently in effect, other than in actions brought by or in the right of Pulaski Investment Corporation, such indemnification would apply if it were determined in the specific case that the proposed indemnities acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Pulaski Investment Corporation and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Pulaski Investment Corporation, such indemnification would likely be limited to reasonable expenses (including attorneys’ fees) and would apply only if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Pulaski Investment Corporation, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Pulaski Investment Corporation, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Pulaski Investment Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

Special Meetings of Stockholders

IBERIABANK Corporation. Special meetings of the stockholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

Pulaski Investment Corporation. Pulaski Investment Corporation’s bylaws provide that special meetings of stockholders shall be called by Pulaski Investment Corporation upon request by the holders of 10% or more of all the shares of Pulaski Investment Corporation which are outstanding and entitled to vote at the meeting. The bylaws also provide that special meetings of the stockholders may be called at any time by a majority of the Pulaski Investment Corporation board or by the president.

Consent of Stockholders

IBERIABANK Corporation. Under Louisiana law, the consent in writing of stockholders to authorize corporate action, signed by all of the stockholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of stockholders.

Pulaski Investment Corporation. Under the Pulaski Investment Corporation bylaws, any action requiring stockholder approval may be approved by the unanimous written consent of stockholders without the necessity of a meeting. Representatives of Pulaski Investment Corporation may attempt to obtain the written consent of all of the corporation’s stockholders to the merger agreement prior to the special meeting, which action is permitted by Pulaski Investment Corporation’s bylaws. The special meeting will not be held in the event this unanimous consent of all stockholders is obtained prior to the scheduled date of the special meeting.

Stockholder Nominations

IBERIABANK Corporation. IBERIABANK Corporation’s charter establishes advance notice requirements for stockholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A stockholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of stockholders, together with (a) as to each person the stockholder proposes to nominate, and as to the stockholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other stockholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a stockholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the stockholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and stockholdings of the stockholder submitting the proposal and other stockholders supporting the proposal, and (c) any financial interest of the stockholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to stockholder. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding stockholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a stockholder nominee to the board and other relevant information, such as existing stockholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting stockholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain stockholders view the stockholder nominations as in the best interests of IBERIABANK Corporation or its stockholders.

Pulaski Investment Corporation. Pulaski Investment Corporation’s articles of incorporation have no provision equivalent to the advance notice requirements of IBERIABANK Corporation.

Business Combinations and Control Share Acquisitions

IBERIABANK Corporation. The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested stockholders. Interested stockholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested stockholder be approved by stockholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested stockholder), unless certain complicated pricing and procedural requirements are satisfied.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a stockholder whose ownership reaches certain stock ownership thresholds unless the remaining stockholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

Pulaski Investment Corporation. Arkansas law generally requires approval of a majority of the outstanding shares of a corporation’s voting stock to approve a merger, consolidation, share exchange, sale of all or substantially all of the corporation’s assets, or similar corporate transaction. Such transactions may give rise to dissenters’ rights as discussed further below.

Dissenters’ Rights

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its stockholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its stockholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a stockholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: (i) a sale pursuant to an order of a court; (ii) a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the stockholders within one year after the date of the sale; (iii) stockholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation provide otherwise or, except in the case of stockholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such stockholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Pulaski Investment Corporation. A summary of the pertinent provisions of Arkansas law pertaining to dissenters’ rights is set forth under the caption “The Proposed Merger—Dissenters’ Rights”, on page 57, and such provisions are included as Appendix F.

Stockholders’ Rights to Examine Books and Records

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person that has been a stockholder of record of at least 5% of the outstanding shares of any class for at least six months is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the stockholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the stockholder qualified and is requesting the records for a proper and reasonable purpose.

Pulaski Investment Corporation. Arkansas law generally provides that a stockholder may inspect books and records upon written demand stating the purpose of the inspection, provided that the demand is made in good faith and for a proper purpose, and the records requested are directly connected to the stockholder’s stated purpose.

Dividends

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions to its stockholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation; (iii) the corporation would be unable to pay its obligations to creditors as they become due in the ordinary course of business; (iv) the highest liquidation preferences of shares entitled to such preference over the shares receiving the dividend would exceed the corporation’s net assets; or (v) the payment of the dividend would be contrary to any provision of the corporation’s articles of incorporation. As with Pulaski Investment Corporation, substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institution, and there are various statutory and regulatory limitations on the ability of such subsidiary to pay dividends to IBERIABANK Corporation.

Pulaski Investment Corporation. Pursuant to Arkansas law, a board of directors may from time to time authorize the corporation to make distributions to its stockholders. No dividend may be declared or paid if there are reasonable grounds for believing that upon payment: (i) the liabilities of the corporation would exceed its assets; and (ii) the corporation would be unable to pay its obligations to creditors as they become due in the ordinary course of business. As with IBERIABANK Corporation, substantially all of the funds available for the payment of dividends by Pulaski Investment Corporation are also derived from its subsidiary depository institution, and there are various regulatory limitations on the ability of such subsidiary to pay dividends to Pulaski Investment Corporation.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of the IBERIABANK Corporation capital stock after the merger. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page 163.

General

IBERIABANK Corporation is authorized to issue 25,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK common stock.

As of December 31, 2006, there were 10,286,431 shares of common stock of IBERIABANK Corporation outstanding, 2,092,471 shares of common stock of IBERIABANK Corporation were held in treasury and 1,856,272 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. After giving effect to the merger and the Pocahontas Bancorp acquisition on a pro forma basis, approximately 12,704,762 shares of IBERIABANK Corporation common stock will be outstanding.

On July 26, 2006, IBERIABANK Corporation executed a definitive agreement to acquire Pocahontas Bancorp, Inc., Jonesboro, Arkansas, the savings and loan holding company for First Community Bank. IBERIABANK Corporation will issue shares of its common stock in exchange for the outstanding shares of capital stock of Pocahontas Bancorp. Based on the terms of the merger agreement with Pocahontas Bancorp, IBERIABANK Corporation will issue 0.2781 shares of its common stock in exchange for each share of Pocahontas Bancorp common stock, or approximately 1,343,982 shares of IBERIABANK Corporation common stock in the aggregate, assuming the exercise of all outstanding Pocahontas Bancorp stock options. If no Pocahontas Bancorp stock options are exercised, approximately 1,290,861 shares of IBERIABANK Corporation common stock will be issued in the aggregate.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and, subsequent to the mergers, also will be provided through dividends from the subsidiary banks. Payments of dividends by IBERIABANK, Pulaski

Bank and Trust Company and First Community Bank are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. Subsequent to the mergers, in the event of any liquidation, dissolution or winding up of First Community Bank, Pulaski Bank and Trust Company or IBERIABANK, IBERIABANK Corporation, as holder of the subsidiaries’ capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the subsidiary banks (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation accounts to eligible account holders of First Community Bank and IBERIABANK, all assets of the subsidiary banks available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. The IBERIABANK Corporation common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION

IBERIABANK Corporation

IBERIABANK Corporation is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the law of the State of Louisiana. Its main office is located at 200 West Congress Street, Lafayette, Louisiana 70501 (Telephone Number: (337) 521-4003), IBERIABANK Corporation owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation.

At September 30, 2006, IBERIABANK Corporation had total consolidated assets of approximately $3.1 billion, total deposits of approximately $2.4 billion, and total shareholders’ equity of approximately $280.3 million.

Recent Developments

Sale of Common Stock. On November 10, 2006, IBERIABANK Corporation entered into a Stock Purchase Agreement with qualified institutional investors pursuant to which the company agreed to sell in a private placement an aggregate of 576,923 shares of the company’s common stock. The price per share under the purchase agreement was $52.00.

The private placement of the shares was consummated on November 16 and November 21, 2006, and resulted in gross proceeds to IBERIABANK Corporation of approximately $30 million. Stifel, Nicolaus & Company, Incorporated and Howe Barnes Hoeffer and Arnett acted as co-placement agents for the offering. The aggregate underwriting commission was $1.5 million.

Pursuant to the purchase agreement, IBERIABANK Corporation agreed to file a Registration Statement on Form S-3 with the Securities and Exchange Commission, within 60 days of the closing of the private placement, to register the resale of the shares. The company agreed to use commercially reasonable efforts to have the registration statement declared effective by the SEC within 60 days after the date by which the registration statement is required to be filed.

Pursuant to the purchase agreement, IBERIABANK Corporation also agreed for a period that is the later of 180 days after the date of the purchase agreement or the effective date of the registration statement not to offer or sell shares of its common stock without the prior consent of Stifel, Nicolaus. Exceptions from this limitation include shares of common stock to be issued in the company’s pending acquisitions and under existing employee benefit plans. In addition, executive officers and directors have entered into “lock-up” agreements with Stifel, Nicolaus under which they will not offer or sell shares of common stock until the registration statement is declared effective by the SEC. Exceptions to the lock-up agreements have been granted to holders of a total of 51,500 shares, provided that such shares are sold at prices above $52.00 per share.

The shares were offered and sold in the private placement to qualified institutional investors without registration under the Securities Act of 1933, in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Accordingly, and until registered under the Securities Act, the shares may not be offered or sold in the United States absent registration or availability of an applicable exemption from registration. Management made its determination regarding the availability of such exemptions based upon the facts and circumstances surrounding the private placement, including each purchaser representing that it is qualified institutional investor as such term is used in Regulation D, the absence of general solicitation or general advertising in connection with the private placement, and the inclusion of restrictive legends on the certificates for the Shares.

Sale of Trust Preferred Securities. IBERIABANK Corporation has established a Delaware statutory subsidiary, IBERIABANK Statutory Trust IV, which completed the sale of $15,000,000 of trust preferred securities on October 31, 2006. The trust issued the trust preferred securities at an annual rate equal to the three month LIBOR rate plus 1.60%. The trust preferred securities mature on December 30, 2036, and can be called without penalty beginning on December 30, 2011. The trust simultaneously issued 464 of the trust’s common securities to the company for a purchase price of $464,000, which constitutes all of the issued and outstanding common securities of the trust. The trust used the proceeds from the sale of the trust preferred securities and common securities to purchase the company’s junior subordinated deferrable interest notes due 2036. The net proceeds of the offering will provide funding for the company’s pending acquisition of Pulaski Investment Corporation.

The debentures were issued pursuant to an Indenture entered into between IBERIABANK Corporation and Wilmington Trust Company, as trustee, dated October 31, 2006. The terms of the debentures are substantially the same as the terms of the trust preferred securities. The interest payments by the company will be used by the trust to pay the quarterly distributions to the holders of the trust preferred securities. The Indenture permits the company to redeem the debentures after December 30, 2011.

The terms of the trust preferred securities are governed by an Amended and Restated Trust Agreement, dated as of October 31, 2006, between the company, as depositor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as property trustee, and the administrators named therein. Pursuant to a Guarantee Agreement, dated as of October 31, 2006, between IBERIABANK Corporation and Wilmington Trust Company, the company has guaranteed the payment of distributions and payments on liquidation or redemption of the trust preferred securities. The obligations of the company under the Guarantee Agreement are subordinate to all of the company’s senior debt.

Additional Information

Additional information relating to IBERIABANK Corporation is found in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, which is attached as Appendix C, its proxy statement for the Annual Meeting of Stockholders held on May 3, 2006, which is attached as Appendix D and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which is attached as Appendix E. These appendices are incorporated by reference herein. See “Where You Can Find More Information.”

CERTAIN INFORMATION CONCERNING PULASKI INVESTMENT CORPORATION

Pulaski Investment Corporation

Pulaski Investment Corporation is a registered bank holding company subject to the supervision and regulation of the federal reserve and is a corporation organized under the laws of the State of Arkansas. Its main office is located at 5800 R Street, Little Rock, Arkansas 72207 (telephone number: (501) 661-7712). Pulaski Investment Corporation is the parent company of Pulaski Bank and Trust Company, an Arkansas state banking corporation.

At September 30, 2006, Pulaski Investment Corporation had total consolidated assets of approximately $503.4 million, total deposits of approximately $406.6 million, and total stockholders’ equity of approximately $41.5 million.

General

Pulaski Investment Corporation, an Arkansas corporation, is the bank holding company for Pulaski Bank and Trust Company, a wholly owned Arkansas-chartered commercial bank subsidiary, both headquartered in Little Rock, Arkansas. The principal business of the company is conducted through the bank. The bank operates 13 full service offices including 11 in greater Little Rock, Arkansas and two in Memphis, Tennessee. The bank also operates one loan production office in Fayetteville, Arkansas, and one loan production office in Southaven, Mississippi, a southern suburb of Memphis.

The bank targets privately-owned small to middle market commercial business, their owners and other professionals in the markets they serve. The bank provides a variety of financial services throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts, and primary lending products are consumer, commercial and mortgage loans. The bank also operates a nationwide credit card business which offers a competitively priced fixed rate credit card to high credit quality customers. In addition, the bank offers a full range of personal trust and investment management services through its trust department and under an affiliation agreement with Raymond James Financial Services.

Pulaski Investment Corporation’s common stock is not traded on any public exchange.

At September 30, 2006, Pulaski Investment Corporation had total consolidated assets of $503.4 million, total deposits of $406.6 million and shareholders’ equity of $41.5 million.

Subsidiaries

Pulaski Bank and Trust Company has three active, wholly owned non-bank subsidiaries, Pulaski Mortgage Company, Lenders Title Company and Pulaski Insurance Agency, Inc.

Pulaski Mortgage is engaged in the business of mortgage banking one-to-four family residential mortgage loans, operating 19 branches in metropolitan markets in Arkansas, Illinois, Mississippi, Oklahoma, Tennessee and Texas. In addition, Bankers Home Lending, a division of Pulaski Mortgage, operates Pulaski Mortgage’s branches in Missouri and Illinois. At December 31, 2005, the bank’s equity investment in Pulaski Mortgage was $5.0 million. Pulaski Mortgage had total assets of $6.5 million at December 31,2005, and gross revenues of $ 16.0 million for the year ended December 31, 2005.

Lenders Title Company is the largest independent title agency in Arkansas. Lenders is headquartered in Little Rock and operates 19 branches throughout Arkansas. Lenders provides a full line of title insurance and loan closing services for both residential and commercial closings. At December 31, 2005, the bank’s equity investment in Lenders was $9.6 million. Lenders had total assets of $12.7 million at December 31, 2005, and gross revenues of $16.2 million for the year ended December 31, 2005.

Pulaski Insurance Agency, Inc. is a licensed insurance agency and facilitates the receipt of insurance commissions from the sale of variable annuities, life, health, dental and accident insurance products. Pulaski Insurance conducts its business with dual employees of the bank and Raymond James and has no place of business separate from the bank. At December 31, 2005, the bank’s equity investment in Pulaski Insurance was $26,000. Pulaski Insurance had total assets of $75,000 at December 31,2005, and gross revenues of $191,000 for the year ended December 31, 2005.

Competition

Pulaski Investment Corporation, operating through its subsidiaries, faces strong competition both in attracting deposits and originating loans. Its most direct competition for deposits has historically come from other commercial banks, savings institutions and credit unions located in its market areas, including many large financial institutions that have greater financial and marketing resources available to them. In addition, during times of high interest rates, Pulaski Investment Corporation has faced significant competition for investors’ funds from short-term money market securities, mutual funds and other corporate and government securities. The ability of Pulaski Investment Corporation to attract and retain savings deposits depends on its ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

Pulaski Investment Corporation experiences strong competition for loan originations principally from other commercial banks, savings institutions and mortgage banking companies. Pulaski Investment Corporation competes for loans principally through the interest rates and loan fees it charges, the efficiency and quality of services it provides borrowers and the convenient locations of its branch office network.

Employees

Pulaski Investment Corporation and its operating subsidiaries had 496 full-time employees and 48 part-time employees as of December 31, 2005. None of these employees is represented by a collective bargaining agreement. Pulaski Investment Corporation believes that it enjoys excellent relations with its personnel.

Available Information

Pulaski Investment Corporation and Pulaski Bank and Trust file annual reports as required by state and federal banking rules and regulations and are available by request from Pulaski Investment Corporation, Pulaski Bank and Trust or online at www.fdic.gov.

Supervision and Regulation

The banking industry is extensively regulated under both federal and applicable state law. The following discussion is a summary of certain statutes and regulations applicable to bank holding companies and their subsidiaries; and provides specific information relevant to Pulaski Investment Corporation and Pulaski Bank and Trust. Regulation of financial institutions is intended primarily for the protection of depositors, deposit insurance funds and the banking system, and generally is not intended for the protection of shareholders.

Pulaski Investment Corporation, as a bank holding company, is subject to regulation and supervision by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. That Act requires Pulaski Investment Corporation to obtain the prior approval of the Federal Reserve for bank and non-bank acquisitions and prescribes certain limitations in connection with acquisitions and the non-banking activities of Pulaski Investment Corporation.

Pulaski Bank and Trust is a state bank, chartered under the laws of Arkansas, and is a member of the Federal Reserve System. The bank is subject to regular examination and comprehensive regulation and supervision by the Arkansas State Bank Department, which is the bank’s chartering authority, and the Federal Reserve Board, the bank’s primary federal regulator. The bank is subject to certain reserve requirements established by the Federal Reserve Bank and is a member of the Federal Home Loan Bank of Dallas, which is one of the 12 regional banks comprising the FHLB System. It is also subject to regulation by the Federal Deposit Insurance Corporation. The FDIC insures the deposits of the bank to the maximum extent permitted by law (currently a maximum of $100,000 for each insured depositor).

Federal Taxation

Pulaski Investment Corporation and Pulaski Bank and Trust are subject to the generally applicable corporate tax provisions of the Internal Revenue Code, and the bank is subject to certain additional provisions of the Code which apply to financial institutions. Pulaski Investment Corporation, Pulaski Bank and Trust and all subsidiaries file a consolidated federal income tax return on the basis of a fiscal year ending on December 31.

State Taxation

Pulaski Investment Corporation, Pulaski Bank and Trust and all subsidiaries file a state income tax return on the basis of a fiscal year ending on December 31, in all states in which any of the companies operate.

PULASKI INVESTMENT CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2005 AND 2004

Report of Independent Auditors

The Board of Directors and Shareholders

Pulaski Investment Corporation

We have audited the accompanying consolidated balance sheets of Pulaski Investment Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Investment Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kemp & Company

Little Rock, Arkansas

March 17, 2006

PULASKI INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS

Cash and due from banks	$28,117,268	$18,114,442
Investment securities
Held-to-maturity securities (approximate fair values of $227,781 in 2005 and $287,984 in 2004)	230,000	285,000
Available-for-sale securities	76,245,144	43,820,608

	76,475,144	44,105,608
Loans - net	328,330,294	320,189,991
Premises and equipment, net	23,841,287	21,918,928
Accrued interest receivable	1,649,042	1,065,572
Other real estate owned	323,408	24,000
Goodwill	612,734	554,823
Title plants	6,232,626	5,405,376
Other intangible assets, net	567,576	591,216
Other assets	5,667,891	7,315,717

	$471,817,270	$419,285,673

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$82,183,257	$71,254,152
Interest bearing	313,587,860	247,051,160

	395,771,117	318,305,312
Federal funds purchased	-0-	8,000,000
Other borrowed funds	26,679,783	50,475,365
Accrued interest payable	616,273	457,130
Other liabilities	8,729,145	6,666,618

Total liabilities	431,796,318	383,904,425

Shareholders’ equity:
Common stock, par value $.25	609,839	609,839
Additional paid-in capital	698,887	698,887
Retained earnings	39,132,865	34,307,997
Accumulated other comprehensive income	(420,639)	(235,475)

Total shareholders’ equity	40,020,952	35,381,248

	$471,817,270	$419,285,673

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income:
Loans, including fees	$25,853,581	$20,286,907	$21,552,420
Investment securities:
Taxable	1,234,227	1,350,242	1,729,470
Tax-exempt	8,689	10,710	11,320
Other	521,581	198,139	249,161

	27,618,078	21,845,998	23,542,371
Interest expense:
Deposits	6,057,836	2,957,529	3,873,341
Other	1,762,151	1,271,832	1,212,827

	7,819,987	4,229,361	5,086,168

Net interest income	19,798,091	17,616,637	18,456,203

Provision for loan losses	1,782,768	838,000	720,000

Net interest income after provision for loan losses	18,015,323	16,778,637	17,736,203

Other income:
Income from fiduciary activities	857,270	998,320	843,438
Service charges on deposit accounts	1,691,277	1,375,556	1,450,665
Gain on sale of mortgage loans held for sale	9,453,049	9,467,415	14,149,516
Net gains on sales of available-for-sale securities	-0-	-0-	383,592
Net gain on sale of credit card loans	5,909,491	-0-	-0-
Other	21,254,432	19,100,147	20,692,634

	39,165,519	30,941,438	37,519,845
Other expenses:
Salaries and employee benefits	29,054,773	26,461,366	30,031,333
Net occupancy expense and furniture and equipment expense	5,953,668	4,806,062	4,483,387
Other	11,976,418	8,615,726	9,143,762

	46,984,859	39,883,154	43,658,482

Income before income taxes	10,195,983	7,836,921	11,597,566

Provision for income taxes	3,867,114	3,100,884	4,515,639

Net income	$6,328,869	$4,736,037	$7,081,927

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2003	$607,070	$401,656	$26,424,472	$803,899	$28,237,097
Comprehensive income
Net income			7,081,927		7,081,927
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(457,311)				(737,025)	(737,025)

Total comprehensive income					6,344,902

Cash dividends declared			(2,432,000)		(2,432,000)

Balance at December 31, 2003	607,070	401,656	31,074,399	66,874	32,149,999
Comprehensive income
Net income			4,736,037		4,736,037
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(187,602)				(302,349)	(302,349)

Total comprehensive income					4,433,688

Sale of Class B common stock (11,076 shares at $27.0856 per share)	2,769	297,231			300,000
Cash dividends declared			(1,502,439)		(1,502,439)

Balance at December 31, 2004	609,839	698,887	34,307,997	(235,475)	35,381,248
Comprehensive income
Net income			6,328,869		6,328,869
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(114,891)				(185,164)	(185,164)

Total comprehensive income					6,143,705

Cash dividends declared			(1,504,001)		(1,504,001)

Balance at December 31, 2005	$609,839	$698,887	$39,132,865	$(420,639)	$40,020,952

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities:
Net income	$6,328,869	$4,736,037	$7,081,927
Adjustments to reconcile net income to net cash used by operating activities:
Provision for loan losses	1,782,768	838,000	720,000
Depreciation and amortization	2,498,239	1,694,758	1,665,944
Deferred income taxes	(401,000)	267,000	(572,000)
Net gains on sales of available-for-sale securities	-0-	-0-	(383,592)
Net gain on sale of credit card loans	(5,909,491)	-0-	-0-
Decrease (increase) in all other assets	1,065,195	(1,758,987)	(685,452)
Residential mortgage loans held for sale:
Sales of loans	683,710,948	597,900,139	909,146,994
Loans funded	(680,576,730)	(604,251,706)	(872,335,636)
Increase (decrease) in all other liabilities	2,622,370	(447,432)	1,497,913

Net cash provided (used) by operating activities	11,121,168	(1,022,191)	46,136,098

Investing activities:
Net increase in loans not held for sale	(46,704,812)	(59,734,711)	(34,205,279)
Purchases of premises and equipment	(4,301,958)	(9,482,443)	(2,798,709)
Purchase of branching rights	-0-	-0-	(225,000)
Proceeds from sale of credit card loans	39,257,606	-0-	-0-
Purchases of held-to-maturity securities	-0-	-0-	(250,000)
Proceeds from maturities of held-to-maturity securities	55,000	55,000	85,000
Proceeds from maturities of available-for-sale securities	11,000,225	30,233,363	60,089,693
Purchases of available-for-sale securities	(43,609,625)	(11,533,799)	(72,086,859)
Proceeds from sales of available-for-sale securities	-0-	-0-	10,698,438
Purchase of title company assets	(981,000)	-0-	-0-

Net cash used by investing activities	(45,284,564)	(50,462,590)	(38,692,716)

Financing activities:
Net increase (decrease) in deposits	77,465,805	10,092,851	(2,308,516)
Net increase (decrease) in federal funds purchased	(8,000,000)	8,000,000	-0-
Cash dividends paid	(1,504,001)	(2,002,439)	(1,810,000)
Proceeds from sales of common stock	-0-	300,000	-0-
Principal payments on other borrowed funds	(38,795,582)	(2,901,487)	(5,309,148)
Proceeds from other borrowed funds	15,000,000	35,000,000	-0-

Net cash provided (used) by financing activities	44,166,222	48,488,925	(9,427,664)

Cash and cash equivalents:
Net increase (decrease)	10,002,826	(2,995,856)	(1,984,282)
Balance at January 1	18,114,442	21,110,298	23,094,580

Balance at December 31	$28,117,268	$18,114,442	$21,110,298

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 1: Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Pulaski Investment Corporation, a bank holding company, (“PIC” or the “Company”) and its wholly owned subsidiary, Pulaski Bank and Trust Company (the “Bank”) and the following wholly owned subsidiaries of the Bank: Pulaski Mortgage Company (“PMC”) and its wholly owned subsidiary, PMC Mortgage Company, Pulaski Building, Inc., Lenders Title Company (“LTC”), Directors Properties, Inc., Pulaski Services, Inc. and Pulaski Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s wholly owned subsidiary, Pulaski Capital Trust I, is accounted for using the equity method of accounting (see Note 6).

Nature of operations

The Company’s major lines of business consist of commercial banking, mortgage banking and title company services with customers located primarily in Arkansas, Tennessee, Mississippi, Missouri, Oklahoma, Illinois and Texas. The Bank operates under a state bank charter and provides customary banking services. PMC engages in mortgage banking activities and LTC provides title and loan closing services. The Company is subject to regulation by the Federal Reserve, the Arkansas Bank Department and the Federal Deposit Insurance Corporation. See Notes 13 and 16 for additional information concerning the nature of the Company’s operations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. The Company’s loans are secured by specific items of collateral including real property, consumer assets and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

The Company’s investment securities are classified as held-to-maturity securities and available-for-sale securities. Debt securities for which the Company has the positive intent and ability to hold until maturity are classified as held-to-maturity securities that are reported at cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities consist of securities not classified as held-to-maturity and are

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 1: Summary of significant accounting policies (continued)

reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders’ equity until realized. Gains or losses on the sale of securities are computed using the carrying amount of the specific securities sold.

Residential mortgage loans held for sale

Residential mortgage loans held for sale are carried at the lower of cost or fair market value on a net aggregate basis.

Revenue recognition

Interest on loans is credited to operations currently based upon the principal amount and period outstanding. Interest on loans is not accrued when amounts are considered doubtful of collection. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses. If the ultimate collectibility of principal is in doubt, any payment received on a loan on which the accrual of interest had been suspended is applied to reduce principal to the extent necessary to eliminate such doubt. Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized, generally over the contractual life of the related loans, as an adjustment of the related loan’s yield, except for residential mortgage loans held for sale for which such fees and costs are recognized in a manner that approximates the method required by generally accepted accounting principles for loans held for sale.

Allowance for loan losses

The allowance for loan losses is maintained at a level management believes to be adequate to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance is based on reviews of individual loans, recent loan loss experience, current economic conditions and the risk characteristics of the various categories of loans. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Premises and equipment, net

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provisions for depreciation and amortization are computed generally by the straight-line method based on estimated useful lives of the assets.

Other real estate

Other real estate consists of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or through in-substance foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value at the date acquired. Fair value is the estimated sales price based on appraisal values less estimated costs of disposal. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Subsequent valuation adjustments, if any, are charged to operating expenses.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 1: Summary of significant accounting policies (continued)

Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries file consolidated income tax returns. It is the Company’s practice to have its subsidiaries pay to or receive from the Company and other affiliates amounts computed on a separate-return basis.

Cash equivalents

Cash equivalents include due from banks and federal funds sold, which are generally sold for one-day periods.

Goodwill

Goodwill is not amortized; it is tested annually for impairment. No impairment charges were indicated as a result of the annual impairment tests for goodwill.

Title plants

Capitalized costs of the title plants are not depreciated unless circumstances indicate the value of the title plants have been impaired. Costs of maintaining a title plant and doing title searches are expensed as incurred.

Other intangible assets

The Company’s other intangible assets consist primarily of branching rights, an indefinite life intangible asset which is not subject to amortization, and of agreements not to compete, which are subject to amortization. Assets subject to amortization are amortized on a straight-line basis over the period of the related agreements, which range from approximately 4 years to 15 years. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment charges were recorded during 2005, 2004 and 2003.

Advertising

Advertising costs, which amounted to $1,517,492 in 2005, $1,072,077 in 2004 and $1,142,032 during 2003, are expensed as incurred.

Reclassifications

Certain amount in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the reporting format used for the 2005 consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 2: Investment securities

The amortized cost and approximate fair values of investment securities are as follows as of December 31, 2005 and 2004:

		2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity
State and municipal governments	$230,000	$224	$(2,443)	$227,781

Available-for-sale
U.S. Government and federal agencies	$50,850,214	$7,027	$(251,713)	$50,605,528
Mortgage-backed securities	24,930,675	1,188	(438,065)	24,493,798

Total debt securities	75,780,889	8,215	(689,778)	75,099,326
Mutual funds	1,145,818	-0	-0-	1,145,818

	$76,926,707	$8,215	$(689,778)	$76,245,144

		2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity
State and municipal governments	$285,000	$2,984	$-0-	$287,984

Available-for-sale
U.S. Government and federal agencies	$28,104,595	$29,589	$(155,410)	$27,978,774
Mortgage-backed securities	14,527,525	93,265	(349,027)	14,271,763

Total debt securities	42,632,120	122,854	(504,437)	42,250,537
Mutual funds	1,570,071	-0-	-0-	1,570,071

	$44,202,191	$122,854	$(504,437)	$43,820,608

The scheduled maturities of held-to-maturity and available-for-sale debt securities at December 31, 2005 are as follows:

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$45,000	$45,224	$25,192,983	$25,082,025
Due after one year through five years	70,000	68,592	25,657,231	25,523,503
Due after five years through ten years	115,000	113,965	-0-	-0-

	230,000	227,781	50,850,214	50,605,528
Mortgage-backed securities	-0-	-0-	24,930,675	24,493,798

	$230,000	$227,781	$75,780,889	$75,099,326

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 2: Investment securities (continued)

Securities with a carrying value of approximately $11,363,000 at December 31, 2005 and $10,137,000 at December 31, 2004 were pledged to secure public deposits and for other purposes.

The following table shows the Company’s investments in available-for-sale debt securities estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2005

Held-to-maturity

State and municipal governments	$182,557	$(2,443)	$-0-	$-0-	$182,557	$(2,443)

Available-for-sale

U.S. Government and federal agencies	$28,437,782	$(54,470)	$16,302,946	$(197,243)	$44,740,728	$(251,713)
Mortgage-backed securities	14,913,003	(22,322)	9,414,672	(415,743)	24,327,675	(438,065)

	$43,350,785	$(76,792)	$25,717,618	$(612,986)	$69,068,403	$(689,778)

December 31, 2004

Available-for-sale

U.S. Government and federal agencies	$13,971,328	$(104,205)	$4,948,796	$(51,205)	$18,920,124	$(155,410)
Mortgage-backed securities	3,551,608	(92,192)	8,324,248	(256,835)	11,875,856	(349,027)

	$17,522,936	$(196,397)	$13,273,044	$(308,040)	$30,795,980	$(504,437)

Based on evaluation of available evidence, including primarily changes in market interest rates during 2005 and 2004, management believes that the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period that the other-than-temporary impairment is identified.

Proceeds from sales of available-for-sale securities amounted to $10,698,438 for the year ended December 31, 2003 and gross gains of $383,592 were recorded on those sales. There were no sales of available-for-sale securities during 2005 or 2004.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 3: Loans and allowance for loans losses

Loans consisted of the following at December 31:

	2005	2004
Real estate - construction	$77,292,639	$48,891,814
Real estate – mortgage	161,577,343	151,274,271
Residential mortgage loans held for sale	27,751,415	30,885,633
Commercial, financial and agricultural	26,335,049	30,566,957
Credit cards	27,244,952	51,215,204
Installment	12,473,670	10,714,961

Total loans	332,675,068	323,548,840
Less:
Allowance for loan losses	(4,344,774)	(3,358,849)

Loans – net	$328,330,294	$320,189,991

Transactions in the allowance for loan losses were as follows:

	2005	2004	2003
Balance - January 1	$3,358,849	$3,040,742	$2,890,558

Provision for loan losses	1,782,768	838,000	720,000
Net charge-offs:
Charge-offs (deduction)	(874,130)	(612,563)	(646,863)
Recoveries	77,287	92,670	77,047

	(796,843)	(519,893)	(569,816)

Balance - December 31	$4,344,774	$3,358,849	$3,040,742

Impaired loans, which management considers to be nonaccrual loans, are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual loans amounted to approximately $1,037,000 and $406,000 at December 31, 2005 and 2004, respectively. Allowance for loan losses allocations for nonaccrual loans were not significant at December 31, 2005 and 2004. Average nonaccrual loans for the years ended December 31, 2005 and 2004 amounted to approximately $722,000 and $312,000, respectively.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 4: Bank premises and equipment

Bank premises and equipment consisted of the following at December 31:

	2005	2004
Land	$2,422,469	$2,422,469
Buildings and improvements	16,945,115	14,591,319
Furniture and equipment	19,728,645	18,402,778
Construction in progress	3,005,959	2,458,800

	42,102,188	37,875,366
Less accumulated depreciation and amortization	(18,260,901)	(15,956,438)

	$23,841,287	$21,918,928

Depreciation expense amounted to $2,410,859, $1,694,758 and $1,608,013 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 5: Deposits

The following summarizes information on deposits as of December 31:

	2005	2004
Noninterest bearing	$82,183,257	$71,254,152
NOW and money market accounts	80,032,236	90,047,222
Savings accounts	116,708,686	55,654,702
Time deposits, $100,000 and over	42,184,111	42,800,100
Other time deposits	74,662,827	58,549,136

	$395,771,117	$318,305,312

At December 31, 2005, scheduled maturities of certificates of deposit, which aggregated $116,846,938, are as follows: 2006 - $104,959,944; 2007 and 2008 - $10,800,994, and 2009 and thereafter - $1,086,000.

Note 6: Other borrowed funds

Other borrowed funds consisted of the following at December 31:

	2005	2004
Federal Home Loan Bank advances	$20,493,783	$44,289,365
Junior Subordinated Debt Securities due to Pulaski Capital Trust I, 10 7/8%, due in 2030 (1)	6,186,000	6,186,000

	$26,679,783	$50,475,365

(1)	The related trust preferred securities aggregating $6,000,000 are redeemable beginning in 2010 at 105.438%, declining annually thereafter to 100% after March 8, 2020.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 6: Other borrowed funds (continued)

The Federal Home Loan Bank advances had a weighted average interest rates 4.2% at December 31, 2005 and of 2.47% at December 31, 2004 and are payable monthly through 2010. The advances are secured by residential mortgage loans of the Bank as specified in the blanket lien agreement between the parties. Annual principal payments on the Federal Home Loan Bank advances from 2006 through 2010 are $3,972,833, $4,487,693, $1,631,078, $1,425,108, and $8,977,071, respectively.

The Junior Subordinated Securities were issued to the Company’s statutory business trust subsidiary, Pulaski Capital Trust I. The trust was organized for the sole purpose of selling trust preferred securities (trust preferred securities qualify for Tier 1 capital treatment for regulatory capital computations - see Note 10) to third parties and investing the proceeds from such sales in the debt securities, which are the sole asset of the trust. The preferred trust securities of the trust represent preferred beneficial interests in the assets of the trust and are subject to mandatory redemption upon payment of the subordinated debentures held by the trust. The trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payments on the related subordinated debentures. The Company’s obligations under the subordinated securities and other relevant trust agreements constitute a full and unconditional guarantee by the Company of the trust’s obligations under the trust securities.

FASB Interpretation No. 46 – Revised, “Consolidation of Variable Interest Entities” provides that the Company’s investment in the trust subsidiary must be accounted for using the equity method. At December 31, 2005, management is not aware of adverse events or changes in circumstances which indicate that recorded values of the Company’s equity investment in the trust subsidiary may not be recoverable.

The Company has a line of credit (maximum amount of $6,000,000), which matures on October 15, 2008. Interest is payable quarterly at a variable rate. The note is collateralized by all of the issued and outstanding stock of the Bank owned by PIC. No amounts were outstanding under the line of credit at December 31, 2005 and 2004.

Note 7: Income taxes

The provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
Current:
Federal	$3,606,192	$2,482,108	$4,391,538
State	661,922	351,776	696,101

	4,268,114	2,833,884	5,087,639

Deferred:
Federal	(356,000)	232,000	(514,000)
State	(45,000)	35,000	(58,000)

	(401,000)	267,000	(572,000)

Provision for income taxes	$3,867,114	$3,100,884	$4,515,639

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 7: Income taxes (continued)

The reason for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

	2005	2004	2003
Federal income taxes at statutory rate	$3,466,634	$2,664,553	$3,943,172

Add (deduct):
State income taxes, net of federal tax benefit	407,169	255,272	421,147
Tax-exempt interest income	(2,954)	(3,641)	(3,849)
Other	(3,735)	184,700	155,169

Provision for income taxes	$3,867,114	$3,100,884	$4,515,639

Deferred tax assets aggregated approximately $2,475,000 and $2,020,000 at December 31, 2005 and 2004, respectively, and were attributable primarily to temporary differences related to the allowance for loan losses and available-for-sale investment securities. Deferred tax liabilities aggregated approximately $2,721,000 and $2,644,000 at December 31, 2005 and 2004, respectively, and were attributable primarily to temporary differences related to title plants and depreciation on premises and equipment. The Company made income tax payments of $1,733,779, $2,886,131 and $4,883,500 during 2005, 2004 and 2003, respectively.

Note 8: Transactions with related parties

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with its executive officers, directors and principal shareholders. Such transactions have been on similar terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and have involved no more than normal risk or other potential unfavorable aspects. Loans made to such borrowers (including companies in which they are principal owners) amounted to approximately $639,000 and $640,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, new loans to these borrowers amounted to approximately zero and repayments amounted to approximately $1,000. During the year ended December 31, 2004, new loans to these borrowers amounted to approximately $27,000 and repayments amounted to approximately $683,000.

Note 9: Commitments, contingencies and financial instruments

In the normal course of business there are various commitments outstanding and contingent liabilities, such as commitments to extend credit, including standby letters of credit to assure performance or to support debt obligations, which are not reflected in the accompanying consolidated financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 9: Commitments, contingencies and financial instruments (continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowings arrangements and similar transactions.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contractual amounts represent credit risk at December 31 are as follows:

	2005	2004
Commitments to extend credit:
Credit card lines	$70,240,000	$106,182,000
Other	29,200,000	25,579,000
Standby letters of credit	948,000	964,000

At December 31, 2005, future minimum payments for the next five years under noncancelable operating leases with initial or remaining terms of one year or more are approximately $1,385,000, $896,000, $678,000, $528,000 and $445,000, for 2006 through 2010, respectively. Rental expense for all operating leases amounted to approximately $1,800,000, $1,500,000 and $1,400,000 in 2005, 2004 and 2003, respectively.

Certain of the Company’s subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

See Note 19 for a discussion of interest rate lock commitments and mortgage loan hedging program.

Note 10: Regulatory matters

Bank regulatory agencies restrict the amount available for the payment of dividends by the Bank, without obtaining prior approval of the regulatory agencies, to 75% of current year net income plus 75% of retained net income for the preceding year.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s or the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 10: Regulatory matters (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of the most recent notification from the regulatory agencies, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

As more fully discussed in Note 6, the Company has a wholly-owned trust subsidiary which issued $6,000,000 of Capital Securities. The transaction resulted in an increase in consolidated Tier I and total capital since regulatory accounting practices consider such securities, subject to the limitations defined in the regulations, as Tier I capital.

The actual amounts and ratios of the Company (consolidated) and the Bank as of December 31, 2005 and 2004 are presented in the table on the following page.

	Actual		For Minimum Capital Adequacy		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2005
Leverage (Tier I Capital to Average Assets)
Consolidated	$45,302	9.7	$18,703	4.0	$23,379	5.0
Bank	38,037	8.2	18,533	4.0	23,166	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	45,302	13.6	13,331	4.0	19,996	6.0
Bank	38,037	11.4	13,339	4.0	20,008	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	49,473	14.8	26,662	8.0	33,327	10.0
Bank	48,208	14.5	26,678	8.0	33,347	10.0

As of December 31, 2004
Leverage (Tier I Capital to Average Assets)
Consolidated	$40,543	9.7	$16,751	4.0	$20,938	5.0
Bank	33,343	8.1	16,418	4.0	20,523	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	40,543	12.9	12,620	4.0	18,931	6.0
Bank	33,343	10.6	12,548	4.0	18,822	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	43,902	13.9	25,241	8.0	31,551	10.0
Bank	42,702	13.6	25,096	8.0	31,370	10.0

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 11: Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments for the years ended December 31, 2005 and December 31, 2004:

Cash, due from banks, and federal funds sold: The carrying amounts for these assets reported in the balance sheet approximate their fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values of noninterest bearing deposits, interest bearing transaction accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of such deposits.

Federal funds purchased: The carrying amount of federal funds purchased approximates the fair value of such borrowings.

Other borrowed funds: Fair values are estimated using rates currently offered for borrowings of similar maturities.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Commitments to extend credit and standby letters of credit: Due to the insignificance of the fees for such agreements and the short-term nature of the current agreements, no fair value estimates have been made for commitments to extend credit and standby letters of credit.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 11: Fair values of financial instruments (continued)

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2005 and 2004:

	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks and federal funds sold	$28,117,268	$28,117,268	$18,114,442	$18,114,442
Held-to-maturity securities	230,000	227,781	285,000	287,984
Available-for-sale securities	76,245,144	76,245,144	43,820,608	43,820,608
Loans – total	332,675,068	335,700,000	323,548,840	330,000,000
Accrued interest receivable	1,649,042	1,649,042	1,065,572	1,065,572

Financial liabilities
Deposits	$395,771,117	$395,200,000	$318,305,312	$318,000,000
Federal funds purchased	-0-	-0-	8,000,000	8,000,000
Other borrowed funds	26,679,783	27,300,000	50,475,365	51,300,000
Accrued interest payable	616,273	616,273	457,130	457,130

Note 12: Supplemental cash flows information

The Company paid $7,661,000, $4,189,403 and $5,250,151 in interest on deposits and other borrowings during 2005, 2004 and 2003, respectively.

Note 13: Concentrations of credit risk

Most of the Company’s business activity is with customers located in the state of Arkansas and Shelby County, Tennessee. The concentrations of credit by major category of loan type are set forth in Note 3.

The Company’s asset base is exposed to risk, including the risk resulting from changes in interest rates, market values of collateral for loans to customers and changes in the timing of cash flows. The Company monitors the effect of such risk by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets to maturity. However, the Company is exposed to significant market risk in the unlikely event of significant and prolonged interest rate changes.

Note 14: Restrictions on cash and due from banks

The Bank is required to maintain certain minimum cash reserves based upon liabilities to depositors. The minimum cash reserve requirements were approximately $7,138,000 and $7,830,000 at December 31, 2005 and 2004, respectively.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 15: Other intangible assets

Other intangible assets consisted of the following:

	Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2005
Indefinite life intangible:
Branching rights	$225,000	$-0-	$225,000

Intangible assets subject to amortization:
Agreements not to compete	708,750	(412,345)	296,405
Other	100,970	(54,799)	46,171

	$1,034,720	$(467,144)	$567,576

December 31, 2004
Indefinite life intangible:
Branching rights	$225,000	$-0-	$225,000

Intangible assets subject to amortization:
Agreements not to compete	645,000	(350,461)	294,539
Other	100,379	(28,702)	71,677

	$970,379	$(379,163)	$591,216

Aggregate amortization expense (included in Other expenses in the accompanying Income Statements) for the years ended December 31, 2005, 2004 and 2003 was $96,585, $80,722 and $57,955, respectively. Estimated amortization expense for the next five years is as follows as of December 31, 2005: 2006 - $63,409; 2007 - $49,047; 2008 - $49,047; 2009 - $44,047; and 2010 - $34,047.

Note 16: Title company operations

Included in other income are the following significant categories of income from title company operations for the years ended December 31:

	2005	2004	2003
Title insurance fees	$9,601,269	$8,694,412	$9,376,099
Closing fees	3,762,407	3,491,792	3,990,753
Search fees	946,925	802,446	928,553
Other fees	1,637,220	1,456,413	1,776,884

	$15,947,821	$14,445,063	$16,072,289

On August 9, 2005, LTC acquired the assets of a title insurance company located in north central Arkansas (the “Acquired Company”) for $981,000 in cash. The results of operations of the Acquired Company have been included in the consolidated financial statements since the date of acquisition. The purchase price was assigned as follows: Title plant - $827,250; agreements not to compete - $63,750; goodwill (which is deductible for income tax reporting purposes) - $58,750; other assets - $31,250.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 17: Employee benefit plan

The Company maintains a defined contribution retirement plan for the benefit of all eligible employees. Employees are eligible to participate if they have completed at least three months of service. The plan qualifies under Section 401(k) of the Internal Revenue Code, thereby allowing eligible employees to make tax deductible contributions to the plan and the Company to make matching contributions at its discretion. The Company’s expense for matching contributions amounted to approximately $109,000, $113,000 and $128,000 in 2005, 2004 and 2003, respectively.

Note 18: Common stock

The authorized number of Class A and Class B shares are 200,000 and 3,800,000, respectively, of which 121,414 shares of Class A and 2,317,942 shares of Class B were issued and outstanding at December 31, 2005 and 2004, respectively. The Class B common stock has identical rights as the Class A common stock with the exception of the absence of voting rights.

Note 19: Interest rate lock commitments and mortgage loan hedging program

During 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FASB 149”). FASB 149 provides that loan commitments that relate to the origination of mortgage loans held for sale, generally referred to as interest rate lock commitments, are accounted for as derivative instruments by the issuer of the loan commitment and marked to market in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FASB 133”).

To mitigate the exposure of interest rate changes on the value of mortgage loans that are originated for sale to investors in the secondary loan market, the Company enters into interest rate lock commitments. A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Simultaneously with the issuance of the rate lock to the borrower, a rate lock is received from an investor for a best efforts delivery of the loan. Under the terms of the best efforts delivery lock, the investor commits to purchase the loan at a specified price, provided the loan is funded and delivered prior to a specified date and provided that the credit and loan characteristics meet pre-established criteria for such loans.

Management believes that the fair value of the Company’s interest rate lock commitments approximated zero at December 31, 2005 and 2004.

During 2005, the Company initiated a hedging program for a portion of its mortgage loan production. Under the program, the Company enters into forward sale commitments for mortgage backed securities in order to reduce its market risk on certain loans in process. The Company also executes put option contracts of U.S. Treasury obligations to minimize the risk of interest rate movements. The hedging program transactions are derivative transactions as defined in FASB 133 and, accordingly, must be marked to market during the period they are outstanding. The gross notional amounts of forward contracts and written options were $3,050,000 and $3,076,000, respectively, at December 31, 2005. The fair market value adjustments for outstanding derivative transactions under the hedging program were not significant at December 31, 2005.

PULASKI INVESTMENT CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—FISCAL YEARS ENDED

DECEMBER 31, 2003-2005

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition of Pulaski Investment Corporation and subsidiaries as of December 31, 2004 and 2005 and the results of operations for the years ended December 31, 2003 through 2005. References to Pulaski Investment Corporation under this section refer to the company and its subsidiaries on a consolidated basis. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data which are included herein.

Pulaski Investment Corporation’s performance during 2005 was significantly impacted by a $5.9 million gain on the sale of $34.0 million of credit card loans on December 20, 2005.

Overview

Pulaski Investment Corporation’s net income for 2005 totaled $6.3 million. This is a 33.6% increase compared to the $4.7 million earned for 2004. In addition to the sale of credit card loans, earnings performance for 2005 was influenced by other factors, the key components of which are summarized below.

•	Total assets at December 31, 2005 were $471.8 million, up $52.5 million, or 12.5%, from $419.3 million at December 31, 2004. Shareholders’ equity increased by $4.6 million, or 13.1%, from $35.4 million at December 31, 2004 to $40.0 million at December 31, 2005.

•	Total loans at December 31, 2005 were $332.7 million, an increase of $9.2 million, or 2.8%, from $323.5 million at December 31, 2004. The increase in real estate loans of $35.6 million helped to offset the decrease in credit card loans resulting from the December 20, 2005 sale.

•	Total customer deposits increased $77.5 million, or 24.3%, from $318.3 million at December 31, 2004 to $395.8 million at December 31, 2005. This growth was due primarily to an increase of $61.1 million in Pulaski Investment Corporation’s savings accounts and an increase of $16.1 million in certificates of deposit less than $100,000,

•	Net interest income for the year increased $2.2 million, or 12.4%, in 2005 versus 2004. This increase is largely attributable to a $51.4 million increase in average earning assets. The corresponding net interest margin ratio on a tax-equivalent basis increased 11 basis points to 5.01% from 5.12% for the years ended December 31, 2005 and 2004, respectively, due to the re-pricing mix of Pulaski Investment Corporation’s assets and liabilities.

•	Noninterest income increased $8.3 million, or 26.6%, for 2005 as compared to 2004. The increase was due primarily to the $5.9 million gain on sale of credit card loans and an increase of $1.5 million in title company fees.

•	Noninterest expense increased by $7.1 million, or 17.8%, for 2005 as compared to 2004. The largest components of the increase were higher compensation expense, occupancy expense and other expenses as a result of the increase in the number of branch banking locations during 2005.

•	Pulaski Investment Corporation provided $1.8 million for possible loan losses during 2005, compared to $838,000 in 2004. As of December 31, 2005, the allowance for loan losses as a percent of total loans was 1.31%, compared to 1.04% at December 31, 2004. Net charge-offs for 2005 were $797,000, or .23% of average loans on an annualized basis, compared to $520,000, or .18%, a year earlier. The coverage of net charge-offs by the provision for loan losses was 2.24 times for 2005 and 1.61 times for 2004. The coverage of nonperforming assets by the allowance for loan losses was 2.91 times at the end of 2005, as compared to 6.47 times at December 31, 2004.

Pulaski Investment Corporation’s focus is that of a high performing institution that provides outstanding customer service. Annual earnings variability is due to periodic sales of credit card loans and operating a large mortgage banking and title business relative to the size of the overall company.

Inherent in any organization are risks associated with the industry in which it operates. The most important risk factors affecting the success of Pulaski Investment Corporation are believed to be the management of loan credit risk and interest rate risk, which are discussed under their respective sections entitled “Asset Quality and Allowance for Loan Losses” and “Asset/ Liability Management and Market Risk” later in this discussion. Other key risks include, but are not limited to, operating risk, legal risk and acquisition risk. Operating risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. Legal risk is the risk of legal proceedings against Pulaski Investment Corporation and regulatory reviews that arise in the course of business. Acquisition risk is the risk that Pulaski Investment Corporation may not realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition.

Application of Critical Accounting Policies

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by Pulaski Investment Corporation conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to Pulaski Investment Corporation relate primarily to the allowance for loan losses, valuation of title plants and other intangible assets. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in Pulaski Investment Corporation’s credit portfolio, involves a high degree of judgment and complexity. Pulaski Investment Corporation’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by Pulaski Investment Corporation, composition of the portfolio, the amount of Pulaski Investment Corporation’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses section of this analysis and Note 1 to the Consolidated Financial Statements.

Valuation of Title Plants and Intangible Assets

Capitalized costs of Pulaski Investment Corporation’s title plants are not depreciated for financial reporting purposes unless circumstances indicate that the value of the title plants have been impaired. Other intangible assets subject to amortization, principally agreements not to compete, are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment charges were recorded during 2005, 2004 or 2003.

Financial Condition

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is Pulaski Investment Corporation’s primary source of income. Earning assets averaged $395.2 million during 2005, a $51.4 million, or 14.9%, increase compared to $343.9 million during 2004.

The increase in investment securities of $32.4 million at December 31, 2005 compared to 2004 was due primarily to the reinvestment of proceeds received from the December 20, 2005 sale of credit card loans.

Loans and Leases. The loan portfolio increased $9.1 million, or 2.8%, to $332.7 million at December 31, 2005, compared to $323.6 million at December 31, 2004. Loan growth during 2005 was tempered by the sale of credit card loans during December 2005. Pulaski Investment Corporation’s loan to deposit ratio at December 31, 2005 and December 31, 2004 was 84.1% and 101.7%, respectively.

The following table sets forth the composition of Pulaski Investment Corporation’s loan portfolio as of December 31, 2005 and for the years indicated.

	December 31,
(dollars in thousands)	2005		2004		2003		2002		2001
Commercial, financial and Agricultural	$26,335	8%	$30,567	9%	$32,479	12%	$34,910	14%	$37,016	14%
Real estate—construction	77,293	23	48,892	15	31,726	12	31,854	12	36,789	14
Real estate—mortgage	161,577	49	151,274	47	117,225	46	88,731	34	70,265	26
Residential mortgage loans held for sale	27,751	8	30,886	10	24,534	9	61,345	23	50,696	19
Credit cards	27,245	8	51,215	16	40,319	16	33,855	13	60,548	22
Installment	12,474	4	10,715	3	11,626	5	11,625	4	14,277	5

Total loans receivable	$332,675	100%	$323,549	100%	$257,909	100%	$262,320	100%	$269,591	100%

Commercial Loans. Commercial loans generally have shorter repayment periods and more frequent repricing opportunities than real estate loans. Commercial loans decreased $4.2 million during 2005. The decrease is a continuation of the trend during the last five years of a shift in loan mix to higher yielding components in Pulaski Investment Corporation’s loan portfolio.

Pulaski Investment Corporation originates commercial loans on a secured and, to a lesser extent, unsecured basis. Pulaski Investment Corporation’s commercial loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. Pulaski Investment Corporation’s commercial term loans are generally secured by equipment, machinery or other corporate assets. Pulaski Investment Corporation also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. As a rule, Pulaski Investment Corporation generally obtains personal guarantees or endorsements of the principals as additional security for commercial loans.

Mortgage Loans. Real estate construction loans increased $28.4 million, or 58.1% during 2005 compared to 2004 and were the second largest component of Pulaski Investment Corporation’s loan portfolio at December 31, 2005. Pulaski Investment Corporation benefited greatly from strong local market demand, the expansion of the construction portfolio in Northwest Arkansas and the addition of the Memphis, Tennessee market. Underwriting standards remained consistent during this growth period. Real estate construction loans generally have maturities of one year or less.

Real estate mortgage loans consisted of the following at December 31, 2005 and 2004 (dollar in thousands):

	2005	2004
Commercial real estate	$77,996	$77,257
Residential 1-4 family loans not held for sale	74,173	69,049
Multifamily residential loans	9,408	4,968

	$161,577	$151,274

Pulaski Investment Corporation’s commercial real estate loans increased during 2005 by only 1.0% compared to 2004. The vast majority of properties securing Pulaski Investment Corporation’s commercial real estate loans are located in Pulaski Investment Corporation’s market area, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. Pulaski Investment Corporation’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules generally of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 85% to comply with Regulation H. Regulation H required ratios were within guidelines as of December 31, 2005. As a rule, Pulaski Investment Corporation generally obtains personal guarantees or endorsements of the principals as additional security for most commercial real estate loans.

Residential 1-4 family loans not held for sale increased by $5.1 million, or 7.4%, compared to 2004. Larger mortgage loans of certain banking clients and prospects are generally retained due to the expected shorter durations and relatively lower servicing costs associated with loans of this size.

Residential mortgage loans held for sale are generally originated by Pulaski Investment Corporation’s mortgage banking subsidiary, which has various offices in Arkansas and surrounding states. Pulaski Investment Corporation continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. Pulaski Investment Corporation also releases the servicing of these loans. Total residential mortgage loans held for sale decreased $3.1 million compared to December 31, 2004. This decrease is primarily related to the increase in the national market rates for such loans during 2005 and the reduction in the number of refinancings compared to prior years.

Consumer Loans. Pulaski Investment Corporation operates a nationwide credit card business which offers a competitively priced fixed rate credit card to high credit quality customers. Credit card loans decreased during 2005 by $24.0 million, or 46.8% due to the sale of $34.0 million of such loans on December 20, 2005. Credit bureau scores on average exceed 700 on approved credit card loans.

Pulaski Investment Corporation also offers consumer loans in order to provide a full range of retail financial services to its customers. Pulaski Investment Corporation originates substantially all of such loans in its primary market area. Total consumer loans increased during 2005 by $1.8 million, or 16.4%, compared to December 31, 2004.

Loans secured by automobiles comprised the largest component of Pulaski Investment Corporation’s installment loan portfolio at December 31, 2005. The balance of automobile loans decreased $700,000, or 12.6% from $5.4 million at December 31, 2004 to $4.7 million at December 31, 2005.

Loan Maturities. The following table sets forth the scheduled contractual maturities of Pulaski Investment Corporation’s loan portfolio at December 31, 2005, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of Pulaski Investment Corporation’s loan portfolio. Of the loans with maturities greater than one year, approximately 70% of the value of these loans bears a fixed rate of interest.

(dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$13,289	$12,063	$983	$26,335
Real estate—construction	63,630	13,616	47	77,293
Real estate—mortgage	41,442	95,274	24,861	161,577
Residential mortgage loans held for sale	27,751			27,751
Credit cards		27,245		27,245
Installment	5,112	7,123	239	12,474

Total	$151,224	$155,321	$26,130	$332,675

Asset Quality and Allowance for Loan Losses. Approximately 31% of Pulaski Investment Corporation’s loan portfolio consists of real estate construction loans and credit card loans. These categories of loans are generally associated with higher levels of risk of loss. Accordingly, there is the potential for higher charge-off and nonperforming levels. In recognition of this, management has developed underwriting guidelines and procedures to address the higher levels of risk, maintained an independent internal loan review function and increased the allowance for loan losses. As a result of management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of Pulaski Investment Corporation’s assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. Pulaski Investment Corporation will continue to monitor the risk adjusted level of return within the loan portfolio.

Written underwriting standards established by the Board of Directors and management govern the lending activities of Pulaski Investment Corporation. Established loan origination procedures require appropriate documentation including financial data and credit reports. For loans secured by real property, Pulaski Investment Corporation generally requires property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, where appropriate.

Loan payment performance is monitored and late charges are assessed on past due accounts. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Larger loans and classified loans of Pulaski Investment Corporation are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

Pulaski Investment Corporation utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve Board as part of its efforts to monitor asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of Pulaski Investment Corporation is not warranted. Loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest for the current year is deducted from interest income. Prior year interest is charged-off to the allowance for loan losses.

At December 31, 2005, Pulaski Investment Corporation had $1.2 million of assets internally classified as substandard, no assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of Pulaski Investment Corporation’s classified assets amounted to 0.24% of total assets.

Real estate acquired by Pulaski Investment Corporation as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, Pulaski Investment Corporation is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if Pulaski Investment Corporation for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Pulaski Investment Corporation would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. Pulaski Investment Corporation had no troubled debt restructurings as of December 31, 2005.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $1.2 million and $495,000 at December 31, 2005 and 2004, respectively. Pulaski Investment Corporation’s foreclosed property amounted to $323,000 and $24,000 at December 31, 2005 and 2004,

respectively. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $1.5 million, or 0.32% of total assets at December 31, 2005, compared to $519,000, or 0.12% of total assets at December 31, 2004.

The following table sets forth the composition of Pulaski Investment Corporation’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Nonaccrual loans:
Commercial, financial and agricultural	$893	$255	$45	$254	$793
Mortgage	59	88	111	35	1,131
Loans to individuals	85	63	63	41	92

Total nonaccrual loans	1,037	406	219	330	2,016
Accruing loans 90 days or more past due	133	89	72	51	82

Total nonperforming loans (1)	1,170	495	291	381	2,098
Foreclosed property	323	24	979	1,059	793

Total nonperforming assets (1)	1,493	519	1,270	1,440	2,891
Performing troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$1,493	$519	$1,270	$1,440	$2,891

Nonperforming loans to total loans (1)	0.35%	0.15%	0.11%	0.15%	0.78%
Nonperforming assets to total assets (1)	0.32%	0.12%	0.35%	0.39%	0.87%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.32%	0.12%	0.35%	0.39%	0.87%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Allowance For Loan Losses. Based on facts and circumstances available, management of Pulaski Investment Corporation believes that the allowance for loan losses was adequate at December 31, 2005 to cover any potential losses in Pulaski Investment Corporation’s loan portfolio. However, future adjustments to this allowance may be necessary, and Pulaski Investment Corporation’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses. Losses in the loan portfolio, net of recoveries, are charged-off against the allowance and reduce the balance. Provisions for loan losses, which are charged against income, increase the allowance.

In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, loan officers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications. Based on this information, management assigns a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio and its performance. The portfolio is analyzed based on risk factors, current and historical performance and specific loan reviews (for significant loans). Consideration is given to the specific risk within loan categories, the maturity of the loans (e.g., rapid growth versus fully seasoned), and the historical loss rate for these segments both at Pulaski Investment Corporation and its peers. Consideration is also given to the impact of a number of relevant external factors that influence components of the loan portfolio or the portfolio as a whole, including current and projected economic conditions.

General reserve estimated loss percentages are based on the current and historical loss experience of the various loan categories, regulatory guidelines for losses, the status of past due payments, and management’s judgment of economic conditions and the related level of risk assumed. Relative to homogenous loan pools such as mortgage, consumer, and credits cards, Pulaski Investment Corporation has established a general reserve level using information such as actual loan losses, the seasoning of the pool, identified loan impairment, and current and projected economic conditions. General reserves for these pools are adjusted for loans that are considered past due, based on the correlation between historical losses and the payment performance of a loan pool.

Reserves are set based on management’s assessment of the risk of loss. As loans deteriorate, Pulaski Investment Corporation reviews each for impairment and proper loan grading. Loans on Pulaski Investment Corporation’s Watch List carry higher levels of reserve based largely on a higher level of loss experience for these loans. Loss experience for Watch List loans is reviewed periodically during the year.

Specific reserves are determined for certain loans individually based on management’s evaluation of loss exposure for each credit, given current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves. Additionally, an unallocated reserve for the total loan portfolio is established to address the imprecision and estimation risk inherent in the calculations of general and specific reserves, and management’s evaluation of various conditions that are not directly measured by any other component of the allowance. Such components would include current economic conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio and the findings of internal credit examinations.

Based on the allowance determination process, Pulaski Investment Corporation determines the current potential risk of loss that exists in the portfolio, even if not fully reflected in current credit statistics, such as nonperforming assets or nonperforming loans. To determine risk of loss, and in turn the appropriateness of the allowance, Pulaski Investment Corporation extends its analysis to a number of other factors, including the level of delinquencies and delinquency trends; the level and mix of Criticized, Classified and Pass/Watch loans; reserve levels relative to nonperforming assets, nonperforming loans, and net charge-offs; the level and trend in consumer and commercial bankruptcies; and financial performance trends in specific businesses and industries to which Pulaski Investment Corporation lends. In response to rapid growth and changes in the mix of the loan portfolio, Pulaski Investment Corporation has increased its required allowance over time and feels that the allowance adequately reflects the current level of risk and incurred losses within the loan portfolio.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

	December 31,
(dollars in thousands)	2005		2004		2003		2002		2001
Commercial, financial and agricultural	$334	8%	$319	10%	$389	13%	$459	16%	$556	19%
Real estate—construction	980	22	510	15	380	12	419	15	552	18
Real estate—mortgage	2,048	47	1,578	47	1,403	46	1,166	40	1,055	35
Residential mortgage held for sale	0	0	0	0	0	0	0	0	0	0
Credit cards	521	12	504	15	365	12	405	14	512	17
Installment	158	4	112	3	139	5	153	5	214	7
Unallocated	304	7	336	10	365	12	289	10	120	4

Total allowance for loan losses	$4,345	100%	$3,359	100%	$3,041	100%	$2,891	100%	$3,009	100%

The allowance for loan losses amounted to $4.3 million, or 1.31% and 371.4% of total loans and total nonperforming loans, respectively, at December 31, 2005 compared to 1.04% and 678.6%, respectively, at December 31, 2004. The allowance for loan losses increased $1.0 million, or 29.4%, from $3.4 million at December 31, 2004. The increase was principally due to the increase in loans outstanding, increased exposure in the credit card portfolio and the increase in construction lending. Net charge-offs for 2005 were $797,000, or .23% of total average loans, up from $520,000, or ..18% in 2004. The increase in net charge offs was due primarily to credit card loans. The following table sets forth the activity in Pulaski Investment Corporation’s allowance for loan losses during the periods indicated.

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Allowance at beginning of period	$3,359	$3,041	$2,890	$3,009	$2,396
Allowance from acquisition	—	—	—	—	—
Adjustment for loans transferred to held for sale	—	—	—	—	—
Provisions	1,783	838	720	400	1,310
Charge-offs:
Commercial, financial and agricultural	22	25	69	45	42
Real Estate—construction	45	55	158	35	276
Real Estate—mortgage	38	3	0	6	23
Residential mortgage loans held for sale	0	0	0	0	0
Credit Cards	769	482	380	372	448
Installment	0	51	39	109	13

Total charge-offs	874	616	646	567	802

Recoveries:
Commercial, financial and agricultural	6	18	7	5	$6
Real Estate- construction	4	14	18	20	36
Real Estate- mortgage	5	3	30	5	17
Residential mortgage loans held for sale	0	0	0	0	0
Credit Cards	53	50	14	16	30
Installment	9	11	8	2	16

Total recoveries	77	96	77	48	105

Net charge-offs	797	520	569	519	697

Allowance at end of period	$4,345	$3,359	$3,041	$2,890	$3,009

Allowance for loan losses to nonperfoming assets (1)	291.0%	647.2%	239.4%	200.7%	104.1%
Allowance for loan losses to total loans at end of period	1.31%	1.04%	1.18%	1.10%	1.12%
Net charge-offs to average loans	0.23%	0.18%	0.22%	0.23%	0.30%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.

Investment Securities. Pulaski Investment Corporation’s investment securities consist primarily of securities issued by the U.S. Government and federal agency obligations, obligations of state and political subdivisions and mortgage-backed securities. As of December 31, 2005, Pulaski Investment Corporation’s investment securities available for sale amounted to $76.2 million, which includes a pre-tax net unrealized loss of $682,000, and its investment securities held to maturity, issues of states and political subdivisions, amounted to $230,000, which approximated the fair value of such securities. At such date, investment securities available for sale consisted of $50.6 million of U.S. Government and federal agency obligations, $24.5 million of mortgage-backed securities, and $1.1 million of other securities.

Investment securities increased by an aggregate of $32.4 million, or 73.4%, to $76.5 million at December 31, 2005. This is compared to $44.1 million at December 31, 2004. This increase was due primarily to the purchase of securities with the proceeds from the December 2005 sale of credit card loans. Note 2 of the Consolidated Financial Statements provides further information on Pulaski Investment Corporation’s investment securities.

Other Assets. The following table details the changes in other assets at the dates indicated.

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Cash and due from banks	$28,117	$18,114	$21,110	$23,095	$16,970
Premises and equipment	23,841	21,919	12,634	10,228	8,887
Accrued interest receivable	1,649	1,066	1,091	1,463	1,276
Title plants and other intangible assets	7,413	6,551	6,542	6,375	6,601
Other	5,991	7,340	6,948	5,872	6,608

Total	$67,011	$54,990	$48,325	$47,033	$40,342

The $10.0 million increase in cash and due from banks was primarily due to the high level of deposit growth experienced during 2005.

The $1.9 million increase in premises and equipment was primarily the result of branch remodeling and business continuity technology during 2005.

The $827,000 increase in title plants was due to acquisitions by the title company subsidiary during 2005.

Funding Sources

Deposits. The Company has been successful in raising deposits in the markets in which it has a presence. The following table sets forth the composition of the Company’s deposits at the dates indicated.

(dollars in thousands)	2005		2004		2003
Noninterest bearing	$82,183	21%	$71,254	22%	$67,889	22%
NOW accounts	54,095	13	56,783	18	47,471	15%
Savings and money market	142,646	36	88,919	28	102,020	33%
Time deposits of less than $100,000	74,663	19	58,549	19	54,091	18%
Time deposits, $100,000 and over	42,184	11	42,800	13	36,741	12%

Total deposits	$395,771	100%	$318,305	100%	$308,212	100%

Deposits obtained from clients in its primary market areas are Pulaski Investment Corporation’s principal source of funds for use in lending and other business purposes. Pulaski Investment Corporation attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of Pulaski Investment Corporation. Borrowings have become an increasingly important funding source as Pulaski Investment Corporation has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2005.

Deposits at December 31, 2005 reflected an increase of $77.5 million, or 24.3%, to $395.8 million as compared to $318.3 million at December 31, 2004. Significant components of the overall increase were savings accounts, which increased $61.1 million, or 109.7% and certificates of deposit less than $100,000, which increased $16.1 million, or 27.5%. At December 31, 2005, $82.2 million, or 20.8%, of Pulaski Investment Corporation’s total deposits were noninterest-bearing, compared to $71.3 million, or 22.4%, at December 31, 2004.

Certificates of deposit $100,000 and over decreased $616,000, or 1.4%, from $42.8 million at December 31, 2004 to $42.2 million at December 31, 2005. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 5 of the Consolidated Financial Statements.

	December 31,
(dollars in thousands)	2005	2004	2003
3 months or less	$10,256	$12,929	$13,469
Over 3-12 months	20,141	20,954	15,828
Over 12-36 months	10,801	7,367	7,100
More than 36 months	986	1,550	344

Total	$42,184	$42,800	$36,741

Borrowings and Debt. Advances from the Federal Home Loan Bank of Dallas may be obtained by Pulaski Investment Corporation upon the security of the common stock it owns in that bank and certain of its real estate loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. There were no short-term borrowings outstanding at December 31, 2005. The average amount of short-term borrowings in 2005 was $14.0 million, compared to $14.5 million in 2004.

Pulaski Investment Corporation’s short-term borrowings at December 31, 2004 were comprised of $35.0 million of advances from the Federal Home Loan Bank of Dallas and $8.0 million federal funds purchased. The weighted average rate on short-term borrowings was 2.3% at December 31, 2004. Pulaski Investment Corporation did not have any short-term borrowings at December 31, 2005.

Pulaski Investment Corporation’s long-term borrowings increased $11.2 million, or 72.4%, to $26.7 million at December 31, 2005, compared to $15.5 million at December 31, 2004. The primary reason for the increase was due to a $15.0 million long-term advance from the FHLB of Dallas during 2005. The majority of Pulaski Investment Corporation’s long-term borrowings, $20.5 million, were comprised of advances from the Federal Home Loan Bank of Dallas.

Pulaski Investment Corporation’s remaining debt of $6.2 million consists of junior subordinated debentures of Pulaski Investment Corporation issued to a statutory trust that was funded by the issuance of fixed rate capital securities of the trust. The debentures qualify as Tier 1 Capital for regulatory purposes. For additional information, see Note 6 of the Consolidated Financial Statements.

Shareholders’ Equity. Shareholders’ equity provides a source of permanent funding, allows for future growth and provides Pulaski Investment Corporation with a cushion to withstand unforeseen adverse developments. At December 31, 2005, shareholders’ equity totaled $40.0 million, an increase of $4.6 million, or 13.1%, compared to $35.3 million at December 31, 2004. The following table details the changes in shareholders’ equity during 2005.

(dollars in thousands)	Amount
Balance, December 31, 2004	$35,381
Net income	6,329
Cash dividends declared	(1,504)
Decrease in other comprehensive income	(185)

Balance, December 31, 2005	$40,021

Results of Operations

Pulaski Investment Corporation reported net income of $6.3 million, $4.7 million and $7.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. During 2005, interest income increased $5.8 million, interest expense increased $3.6 million, the provision for loan losses increased $1.0 million, noninterest income increased $8.2 million, noninterest expense increased $7.1 million and income tax expense increased $766,000.

Net Interest Income. Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. Pulaski Investment Corporation’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 4.60%, 4.80% and 4.85% during the years ended December 31, 2005, 2004 and 2003, respectively. Pulaski Investment Corporation’s net interest margin, which is net interest income as a percentage of average earning assets, was 5.01%, 5.12% and 5.26% during the years ended December 31, 2005, 2004 and 2003, respectively.

Net interest income increased $2.2 million, or 12.4%, in 2005 to $19.8 million compared to $17.6 million in 2004. This increase was due primarily to a $5.8 million, or a 26.4% increase in interest income, which was partially offset by a $4.2, or an 84.9% increase in interest expense. The improvement in net interest income was the result of increased volumes and an improved mix of earning assets. Although earnings improved through increased net interest income, the related net interest spread ratio compressed, driven in part by the rise in short-term interest rates and the associated repricing of Pulaski Investment Corporation’s assets and liabilities.

In 2004, net interest income decreased $839,000, or 4.6%, to $17.6 million compared to $18.5 million in 2003. This decrease was due to a $1.7 million, or 7.2% decrease in interest income, which was partially offset by a $900,000 decrease, or 16.9% decrease in interest expense.

Average loans made up 87.1% of average earning assets as of December 31, 2005 as compared to 82.6% at December 31, 2004. Overall, average loans increased 21.1% in 2005. The increase in average loans was funded by increased customer deposits. Average investment securities made up 10.2% of average earning assets at December 31, 2005 compared to 13.3% at December 31, 2004. Average interest-bearing deposits made up 88.2% of average interest-bearing liabilities at December 31, 2005 compared to 88.4% at December 31, 2004. Average borrowings made up 11.8% of average interest-bearing liabilities at December 31, 2005 compared to 11.6% at December 31, 2004. Tables 12 and 13 further explain the changes in net interest income.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of Pulaski Investment Corporation from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets.

	Years Ended December 31,
(dollars in thousands)	2005			2004			2003
	Average Balance	Interest	Average Yield/ Rate (1)	Average Balance	Interest	Average Yield/ Rate (1)	Average Balance	Interest	Average Yield/ Rate (1)
Earning assets:
Loans receivable:
Mortgage loans	$222,853	$18,265	8.20%	$175,571	$13,777	7.85%	$138,919	$13,809	9.94%
Commercial loans	25,715	1,621	6.30%	25,361	1,407	5.55%	29,244	1,701	5.82%
Mortgage loans held for sale	31,620	1,980	6.26%	28,159	1,723	6.12%	49,223	3,029	6.15%
Consumer and other loans	63,868	3,988	6.24%	54,961	3,380	6.15%	46,431	3,013	6.49%

Total loans	344,056	25,854	7.51%	284,052	20,287	7.14%	263,817	21,552	8.17%
Investment securities (TE) (2)(3)	40,429	1,243	3.07%	45,681	1,361	2.98%	63,905	1,741	2.72%
Other earning assets	10,750	521	4.85%	14,144	198	1.40%	23,032	249	1.08%

Total earning assets	395,235	27,618	6.99%	343,877	21,846	6.35%	350,754	23,542	6.71%

Allowance for loan losses	(3,547)			(3,102)			(2,839)
Nonearning assets	58,441			44,341			33,112

Total assets	$450,129			$385,116			$381,027

Interest-bearing liabilities:
Deposits:
NOW accounts	$51,674	$509	0.99%	$49,207	$329	0.67%	$38,763	$310	0.80%
Savings and money market accounts	121,556	2,405	1.98%	95,906	834	0.87%	107,897	1,293	1.20%
Certificates of deposit	115,303	3,144	2.73%	95,850	1,794	1.87%	99,089	2,270	2.29%

Total interest-bearing deposits	288,533	6,058	2.10%	240,963	2,957	1.23%	245,749	3,873	1.58%
Short-term borrowings	13,989	365	2.61%	14,474	267	1.84%	7,747	98	1.27%
Long-term debt	24,658	1,397	5.67%	17,109	1,005	5.87%	19,694	1,115	5.66%

Total interest-bearing liabilities	327,180	7,820	2.39%	272,546	4,229	1.55%	273,190	5,086	1.86%

Noninterest-bearing demand deposits	73,113			67,159			64,798
Noninterest-bearing liabilities	13,645			11,900			11,341

Total liabilities	413,938			351,605			349,329
Shareholders’ equity	36,191			33,511			31,698

Total liabilities and shareholders’ equity	$450,129			$385,116			$381,027

Net earning assets	$68,055			$71,331			$77,564
Net Interest Spread		$19,798	4.60%		$17,617	4.80%		$18,456	4.85%
Net Interest Income (TE) / Net Interest Margin (TE) (1)		$19,804	5.01%		$17,623	5.12%		$18,462	5.26%

(1)	Annualized.
(2)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 38.29%.
(3)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

The following table analyzes the dollar amount of changes in interest income and interest expense of Pulaski Investment Corporation for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease).

	2005/2004 Change Attributable to			2004/2003 Change Attributable to
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans:
Mortgage loans	$3,851	$637	$4,488	$3,213	($3,245)	($32)
Commercial loans	20	194	214	(218)	(76)	(294)
Loans held for sale	217	40	257	(1,289)	(17)	(1,306)
Consumer and other loans	558	50	608	531	(164)	367
Investment securities	(161)	43	(118)	(533)	153	(380)
Other earning assets	(59)	382	323	(112)	61	(51)

Total net change in income on earning assets	4,426	1,346	5,772	1,592	(3,288)	(1,696)

Interest bearing liabilities:
Deposits:
Now accounts	18	162	180	75	(56)	19
Savings and money market accounts	272	1,299	1,571	(132)	(327)	(459)
Certificates of deposit	414	936	1,350	(72)	(404)	(476)
Borrowings	309	181	490	172	(113)	59

Total net change in expense on interest-bearing liabilities	1,013	2,578	3,591	43	(900)	(857)

Change in net interest income	$3,413	($1,232)	$2,181	$1,549	($2,388)	($839)

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses. Management of Pulaski Investment Corporation assesses the allowance for loan losses monthly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting adjustments associated with loans acquired in mergers.

Overall, Pulaski Investment Corporation increased the provision for loan losses by 112.8% from $838,000 in 2004 to $1.8 million in 2005. The provision for loan losses was $720,000 in 2003. Net loan charge-offs were $797,000 for 2005 compared to $520,000 for 2004 and $570,000 in 2003. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.31% at December 31, 2005, compared to 1.04% at year-end 2004. A discussion of credit quality can be found in the section on “Asset Quality and Allowance for Loan Losses” in this analysis.

Noninterest Income. Pulaski Investment Corporation reported noninterest income of $39.2 million in 2005 compared to $30.9 million for 2004 and $37.5 million for 2003. The following table illustrates the primary components of noninterest income for the years indicated.

(dollars in thousands)	2005	2004	Percent Increase (Decrease)	2003	Percent Increase (Decrease)
Title insurance company fees	$15,948	$14,445	10.4%	$16,072	(10.1)%
Service charges on deposit accounts	1,691	1,376	22.9	1,451	(5.2)
Income from fiduciary activities	857	998	(14.1)	843	18.4
Gain on sale of loans, net	15,363	9,467	62.3	14,150	(33.1)
Gain (loss) on sale of investments, net	0	0	0	384	(100.0)
Other income	5,307	4,655	14.0	4,620	0.8

Total noninterest income	$39,166	$30,941	26.6%	$37,520	(17.5)%

Title insurance company fees increased $1.5 million in 2005 due primarily to the number of closings compared to 2004.

Service charges on deposit accounts increased $315,000 in 2005 primarily due to increased deposit volume.

Gain on sale of loans increased $5.9 million in 2005 as a result of the gain on sale of credit card loans during December 2005.

Noninterest income decreased $6.6 million from 2003 to 2004 primarily due to a $1.6 million decrease in title company fees and a $4.7 million decrease in gains on the sale of mortgage loans in the secondary market as refinance activity slowed from 2003’s record level.

Noninterest Expense—Pulaski Investment Corporation reported noninterest expense of $47.0 million in 2005 compared to $39.9 million for 2004. The following table illustrates the primary components of noninterest expense for the years indicated.

(dollars in thousands)	2005	2004	Percent Increase	2003	Percent Increase (Decrease)
Salaries and employee benefits	$29,055	$26,461	9.8%	$30,031	(11.9)%
Occupancy and equipment	5,954	4,806	23.9	4,483	7.2
Advertising	1,517	1,072	41.5	1,142	(6.1)
Telephone	773	710	8.9	746	(4.8)
Postage	476	438	8.7	470	(6.8)
Data processing	1,554	1,359	14.3	1,057	28.6
Printing, stationery and supplies	833	790	5.4	820	(3.7)
Utilities	410	299	37.1	268	11.6
Professional services	1,013	881	15.0	823	7.0
Other expenses	5,400	3,067	76.1	3,818	(19.7)

Total noninterest expense	$46,985	$39,883	17.8%	$43,658	(8.6)%

Salaries and employee benefits increased $2.6 million in 2005 partially due to increased staffing associated with branch office expansion.

Occupancy and equipment, data processing and other noninterest expenses increased $1.1 million, $195,000 and $2.3 million, respectively, in 2005 primarily due to infrastructure expansion and improvements.

Advertising expense increased $445,000 in 2005 as Pulaski Investment Corporation expanded advertising and business development programs.

Noninterest expense decreased $3.8 million from 2003 to 2004 primarily due to decreased salaries and benefits expense as a result of the decrease in personnel and bonuses following the 2003 record level year for mortgage banking activity and title company closings.

Income Taxes. For the years ended December 31, 2005, 2004 and 2003 Pulaski Investment Corporation incurred income tax expense of $3.9 million, $3.1 million and $4.5 million, respectively. Pulaski Investment Corporation’s effective tax rate amounted to 37.9%, 39.6% and 38.9% during 2005, 2004 and 2003, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income. For more information, see Note 7 of the Consolidated Financial Statements.

Capital Resources

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by Pulaski Investment Corporation on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2005, Pulaski Investment Corporation exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 9.7%, a Tier 1 risk-based capital ratio of 13.6% and a total risk-based capital ratio of 14.8%. At December 31, 2005, Pulaski Bank and Trust also exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 8.2%, a Tier 1 risk-based capital ratio of 11.4% and a total risk-based capital ratio of 14.5%.

In addition, Pulaski Investment Corporation has $6.2 million of junior subordinated debt which may be included in Tier 1 capital up to 25% of the total of Pulaski Investment Corporation’s core capital elements, including the junior subordinated debt. For additional information, see Note 6 of the Consolidated Financial Statements.

Liquidity

Pulaski Investment Corporation’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Pulaski Investment Corporation manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for Pulaski Investment Corporation are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2005 totaled $105.0 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with Pulaski Investment Corporation. Additionally, the majority of the investment security portfolio is classified by Pulaski Investment Corporation as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, Pulaski Investment Corporation continues to experience significant cash flows on a normal basis.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The Federal Home Loan Bank of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2005, Pulaski Investment Corporation had $20.5 million of outstanding advances from the Federal Home Loan Bank of Dallas. Additional advances available at December 31, 2005 from the Federal Home Loan Bank of Dallas amounted to $193 million. Pulaski Investment Corporation and Pulaski Bank and Trust also have various funding arrangements with commercial banks providing up to $11 million in the form of federal funds and other lines of credit. At December 31, 2005, there was no balance outstanding on these lines and all of the funding was available to Pulaski Investment Corporation.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, Pulaski Investment Corporation maintains a strategy of investing in various lending and investment security products. Pulaski Investment Corporation uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. Pulaski Investment Corporation has been able to generate sufficient cash through its deposits as well as borrowings and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

Asset/ Liability Management and Market Risk

The principal objective of Pulaski Investment Corporation’s asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given Pulaski Investment Corporation’s business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, Pulaski Investment Corporation seeks to reduce the vulnerability of its operations to changes in interest rates. Pulaski Investment Corporation’s actions in this regard are taken under the guidance of the ALM Committee. The ALM Committee normally meets monthly to review, among other things, the sensitivity of Pulaski Investment Corporation’s assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the ALM Committee generally reviews Pulaski Investment Corporation’s liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of Pulaski Investment Corporation’s earning assets and interest-bearing liabilities. Management and the board of directors of Pulaski Bank and Trust are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. Pulaski Investment Corporation uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included in the modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic. As of December 31, 2005, the simulation of these shocks indicated that an instantaneous and sustained 200 basis point rise in rates would increase net interest income over the following 12 months by approximately 8%, while a 200 point decline in rates would decrease net interest income over the following 12 months by approximately 9% from an unchanged rate environment. For the same period, the model indicated that an instantaneous and sustained 100 basis point rise in rates would increase net interest income over the following 12 months by approximately 4%, while a 100 point decline in rates would decrease net interest income over the following 12 months by approximately 4% from an unchanged rate environment. Computations of interest rate risk under these scenarios do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the Federal Reserve Board. The principal tools of the Federal Reserve Board for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The Federal Reserve Board’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by Federal Reserve Board purchases and sales and also expectations of monetary policy going forward. The Federal Reserve Board began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate has increased at each Federal Open Market Committee meeting by 25 basis points and ended the year at 4.25%. Although each Federal Reserve Board rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed Pulaski Investment Corporation to partially offset the negative impact of recent Federal Reserve Board rate movements. Although management believes that Pulaski Investment Corporation is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve has and will exert downward pressure on the net interest margin and net interest income. Under traditional measures of interest rate gap positions, Pulaski Investment Corporation is slightly asset sensitive in the short-term.

As part of its asset/liability management strategy, Pulaski Investment Corporation has emphasized the origination of commercial and construction loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans were sold in the secondary market during the last three years to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2005, $98.5 million, or 29.6%, of Pulaski Investment Corporation’s total loan portfolio had adjustable interest rates. Pulaski Bank and Trust has no significant concentration to any single loan component or industry segment other than real estate.

Pulaski Investment Corporation’s strategy with respect to liabilities in recent periods has been to emphasize transaction and savings accounts, particularly noninterest bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2005, 66.0% of Pulaski Investment Corporation’s deposits were in transaction and limited-transaction accounts, compared to 64.6% at December 31, 2004. Noninterest bearing transaction accounts totaled 15.6% of total deposits at December 31, 2005, compared to 12.3% of total deposits at December 31, 2004.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in a hedging program to help manage interest rate risk with respect to mortgage loans held for sale. As of December 31, 2005, the gross notional amounts of forward contracts and written options associated with hedging activities were $3.1 million each. The fair market value adjustments for the outstanding derivative transactions were not significant at December 31, 2005.

Other Off-Balance Sheet Activities

In the normal course of business, Pulaski Investment Corporation is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in Pulaski Investment Corporation’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. Pulaski Investment Corporation provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. Pulaski Investment Corporation anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2005, the total approved loan commitments outstanding amounted to $4.6 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $16.8 million. Included in these totals are commercial commitments amounting to $6.8 million as shown in the following table.

(dollars in thousands)	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$15,069	$1,300	$448	$—	$16,817
Unused loan commitments	1,312	$1,642	1,681	—	4,635
Standby letters of credit	913	$15	20	—	948

Total	$17,294	$2,957	$2,149	$—	$22,400

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Pulaski Investment Corporation’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Pulaski Investment Corporation’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, Pulaski Investment Corporation regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on Pulaski Investment Corporation’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2006.

PULASKI INVESTMENT CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2006 AND 2005

PULASKI INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	(Unaudited) September 30, 2006	December 31, 2005
ASSETS

Cash and due from banks	$22,623	$28,117
Investment securities
Held-to-maturity securities	150	230
Available-for-sale securities	54,741	76,245

	54,891	76,475
Loans - net	385,037	328,330
Premises and equipment, net	24,398	23,841
Accrued interest receivable	1,870	1,649
Other real estate owned	3	323
Goodwill	613	613
Title plants	6,233	6,233
Other intangible assets, net	496	568
Other assets	7,249	5,668

	$503,413	$471,817

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$68,367	$82,183
Interest bearing	338,244	313,588

	406,611	395,771
Federal funds purchased	4,000	-0-
Other borrowed funds	45,439	26,680
Accrued interest payable	866	616
Other liabilities	5,039	8,729

Total liabilities	461,955	431,796

Shareholders’ equity:
Common stock	610	610
Additional paid-in capital	699	699
Retained earnings	40,569	39,133
Accumulated other comprehensive income	(420)	(421)

Total shareholders’ equity	41,458	40,021

	$503,413	$471,817

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(dollars in thousands)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
Interest income:
Loans, including fees	$21,765	$18,885	$7,956	$6,952
Investment securities:
Taxable	2,112	864	655	264
Tax–exempt	5	7	2	2
Other	442	370	158	166

	24,324	20,126	8,771	7,384
Interest expense:
Deposits	7,543	4,125	2,911	1,775
Other	1,836	1,372	763	422

	9,379	5,497	3,674	2,197

Net interest income	14,945	14,629	5,097	5,187

Provision for loan losses	299	903	299	372

Net interest income after provision for loan losses	14,646	13,726	4,798	4,815

Other income:
Income from fiduciary activities	692	650	235	221
Service charges on deposit accounts	1,665	1,178	581	450
Gain on sale of mortgage loans held for sale	6,592	7,173	2,121	2,801
Other	14,884	15,720	4,940	5,628

	23,833	24,721	7,877	9,100
Other expenses:
Salaries and employee benefits	21,538	21,007	7,227	7,443
Occupancy and equipment expense	4,796	4,497	1,619	1,647
Other	7,871	8,558	2,806	3,199

	34,205	34,062	11,652	12,289

Income before income taxes	4,274	4,385	1,023	1,626
Income taxes	1,710	1,745	450	628

Net income	$2,564	$2,640	$573	$998

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

For the Nine Months Ended September 30, 2005 and September 30, 2006

(dollar in thousands)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2004	$610	$699	$34,308	$(236)	$35,381

Comprehensive income
Net income			2,640		2,640
Other comprehensive income
Change in unrealized losses on available-for-sale securities, net of deferred income taxes				(140)	(140)

Total comprehensive income					2,500

Cash dividends declared			(1,128)		(1,128)

Balance at September 30, 2005	$610	$699	$35,820	$(376)	$36,753

Balance at December 31, 2005	$610	$699	$39,133	$(421)	$40,021

Comprehensive income
Net income			2,564		2,564
Other comprehensive income				1	1
Change in unrealized losses on available-for-sale securities, net of deferred income taxes

Total comprehensive income					2,565

Cash dividends declared			(1,128)		(1,128)

Balance at September 30, 2006	$610	$699	$40,569	$(420)	$41,458

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the Nine Months Ended September 30, 2006 and September 30, 2005

(dollars in thousands)

	2006	2005
Operating activities:
Net income	$2,564	$2,640
Adjustments to reconcile net income to net cash used by operating activities:
Provision for loan losses	287	903
Depreciation and amortization	1,999	1,910
Net change in mortgage loans held for sale	(12,617)	(15,547)
Other operating activities, net	(5,242)	945

Net cash used by operating activities	(13,009)	(9,149)

Investing activities:
Net increase in loans not held for sale	(44,377)	(31,560)
Purchases of premises and equipment	(5,412)	(2,984)
Proceeds from maturities of held-to-maturity securities	80	55
Proceeds from maturities of available-for-sale securities	21,505	9,327
Other investing activities, net	3,248	(1,024)

Net cash used by investing activities	(24,956)	(26,186)

Financing activities:
Net increase in deposits	10,840	73,959
Net increase (decrease) in federal funds purchased	4,000	(5,000)
Cash dividends paid	(1,128)	(1,128)
Principal payments on other borrowed funds	(61,741)	(37,920)
Proceeds from other borrowed funds	80,500	15,000

Net cash provided by financing activities	32,471	44,911

Cash and cash equivalents:
Net increase (decrease)	(5,494)	9,576
Balance at January 1	28,117	18,114

Balance at September 30	$22,623	$27,690

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1: Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These interim financial statements should be read in conjunction with the audited financial statements and note disclosures for Pulaski Investment Corporation for the years ended December 31, 2005, 2004 and 2003, included herein. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

The consolidated financial statements include the accounts of Pulaski Investment Corporation, a bank holding company, and its wholly owned subsidiary, Pulaski Bank and Trust Company (the “Bank”) and the following wholly owned subsidiaries of the Bank: Pulaski Mortgage Company and its wholly owned subsidiary, PMC Mortgage Company, Pulaski Building, Inc., Lenders Title Company, Directors Properties, Inc., Pulaski Services, Inc. and Pulaski Insurance Agency, Inc. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of title plants and other intangible assets.

Note 2: Supplemental Cash Flows Information

The Company paid $9,129,000 and $5,544,000 in interest on deposits and other borrowings during the nine-month periods ended September 30, 2006 and 2005, respectively. During the nine-month periods ended September 30, 2006 and 2005, the Company made income tax payments of $2,075,000 and $1,111,000, respectively.

Note 3: Other Borrowed Funds

Other borrowed funds consisted of the following at (dollars in thousands):

	September 30, 2006	December 31, 2005
Federal Home Loan Bank advances:
Long-term, due monthly through 2010	$17,253	$20,494
Short-term	22,000	-0-
Junior Subordinated Debt Securities due to Pulaski Capital Trust I, 10 7/8%, due in 2030	6,186	6,186

	$45,439	$26,680

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 4: Title Company Operations

Included in other income are the following significant categories of income from title company operations for the nine months ended September 30, 2006 and September 30, 2005:

	2006	2005
Title insurance fees	$6,812	$7,201
Closing fees	2,587	2,812
Search fees	751	693
Other fees	913	1,130

	$11,063	$11,836

Note 5: Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 155 will not have a material impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in selected situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose either the amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 156 will not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5: Recent Accounting Pronouncements (continued)

anticipates that the adoption of SFAS No. 157 will not have a material impact on the Company’s financial position or results of operations.

Note 6: Agreement and Plan of Merger

On August 9, 2006, the Company entered into an agreement with IBERIABANK Corporation (“IBERIABANK”), Lafayette, Louisiana, for the sale of all of the Company’s outstanding stock. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pulaski Investment Corporation common stock will be converted into (i) cash (without interest) equal to $26.6464 per share (approximately $65,000,000 in the aggregate), (ii) 0.2274 shares of IBERIABANK Corporation common stock for each share of common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per shares), and (iii) the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of the IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value). Completion of the transaction is subject to regulatory and shareholders’ approvals.

PULASKI INVESTMENT CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—NINE MONTHS ENDED

SEPTEMBER 30, 2006 AND 2005

The purpose of this discussion and analysis is to focus on significant changes in the financial condition and results of operations of Pulaski Investment Corporation during the nine months ended September 30, 2006. This discussion and analysis highlights and supplements information contained elsewhere herein, particularly the unaudited consolidated financial statements and notes which are included in this information statement-prospectus. This discussion and analysis should be read in conjunction with Pulaski Investment Corporation’s audited financial statements contained herein and the related management’s discussion and analysis for the years ended December 31, 2005, 2004 and 2003.

Third Quarter Overview

During the third quarter of 2006, Pulaski Investment Corporation earned $573,000. This represents an 42.6% decrease compared to the $998,000 earned for the third quarter of 2005. Net income for the nine months ended September 30, 2006 totaled $2.56 million, down 2.9%, compared to the $2.64 million earned during the first nine months of 2005. The key components of Pulaski Investment Corporation’s performance are summarized below.

•	Total assets at September 30, 2006 were $503.4 million, up $31.6 million, or 6.7%, from $471.8 million at December 31, 2005. Shareholders’ equity increased by $1.4 million, or 3.6%, from $40.0 million at December 31, 2005 to $41.5 million at September 30, 2006.

•	Total loans at September 30, 2006 were $389.5 million, an increase of $56.8 million, or 17.1%, from $332.7 million at December 31, 2005. Real estate loans continue to drive loan growth.

•	Total customer deposits increased $10.8 million, or 2.7%, from $395.8 million at December 31, 2005 to $406.6 million at September 30, 2006. The decrease in noninterest bearing deposits of $13.8 million, was offset by a $24.7 million increase in interest bearing deposits as of September 30, 2006.

•	Net interest income decreased $90,000, or 1.7%, for the three months ended September 30, 2006, compared to the same period of 2005 as the cost of deposits and other borrowings increased significantly during the 2006 period. For the nine months ended September 30, 2006, net interest income increased $316,000, or 2.2%, compared to the same period of 2005. This increase was largely attributable to increased volume as Pulaski Investment Corporation’s net interest margin ratio declined during the nine months ended September 30, 2006.

•	Noninterest income decreased $1.2 million, or 13.4%, for the third quarter of 2006 as compared to the same period of 2005. For the nine months ended September 30, 2006, noninterest income decreased $888,000, or 3.6%, compared to the same period of 2005. Increases in service charges on deposit accounts due to increased volume during the 2006 periods compared to the corresponding periods in 2005 were offset by decreases in income from title company, mortgage banking operations and fees on credit card accounts for those periods.

•	Noninterest expense decreased $637,000, or 5.2%, for the quarter ended September 30, 2006, as compared to the same quarter last year due primarily to the decreases in title company and mortgage banking operations during the 2006 period. For the nine months ended September 30, 2006, noninterest expense increased $143,000, or 0.4%, compared to the same period of 2005.

Financial Condition

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is Pulaski Investment

Corporation’s primary source of income. At September 30, 2006, earning assets increased 8.7% from the year ended December 31, 2005. Commercial and real estate loan growth was the primary driver of the increase.

Loans and Leases. The loan portfolio increased $56.8 million, or 17.1%, during the first nine months of 2006. Loan growth was primarily driven by increases in commercial loans by $5.0 million, or 19.0%, real estate construction loans by $27.2 million, or 35.2%, and mortgage loans held for sale by $12.6 million or 45.5%. Construction loans continue the growth trend targeted by management during 2005. The increase in mortgage loans held for sale at September 30, 2006 is indicative of the improvement in the rate environment in the secondary market since December 31, 2005.

Pulaski Investment Corporation’s loan to deposit ratios at September 30, 2006 and December 31, 2005 were 95.8% and 84.1%, respectively. The following table sets forth the composition of the company’s loan portfolio as of the dates indicated.

(dollars in thousands)	Unaudited September 30, 2006	December 31, 2005	$Incr/(Decr)	% Incr/ (Decr)
Commercial, financial and Agricultural	31,342	26,335	5,007	19.0%
Real estate—construction	104,536	77,293	27,243	35.2%
Real estate—mortgage	167,855	161,577	6,278	3.9%
Residential mortgage loans held for sale	40,368	27,751	12,617	45.5%
Credit cards	35,300	27,245	8,055	29.6%
Installment	10,109	12,474	(2,365)	(19.0%)

Total loans receivable	389,510	332,675	56,835	17.1%

Pulaski Investment Corporation remains focused on growing the loan portfolio as evidenced by the increase in loans during 2006. This strategy is essential due to the increasing costs of deposits and short-term borrowings.

Pulaski Investment Corporation continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets.

Investment Securities. During the first nine months of 2006, no investment securities were purchased and approximately $21.6 million of securities matured or were called. Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of Pulaski Investment Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and insight provided by industry analysts’ reports. As of September 30, 2006, management’s assessment concluded that no declines are deemed to be other than temporary.

Asset Quality and Allowance for Loan Losses

Pulaski Investment Corporation determines its allowance for loan losses in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan-an Amendment of FASB Statements No. 5 and 15 and SFAS No. 5, Accounting for Contingencies. For a detailed description of Pulaski Investment Corporation’s process for determining the amount of the allowance for loan losses, refer to Pulaski Investment Corporation’s Management’s Discussion and Analysis for the years ended December 31, 2005, 2004 and 2003, included elsewhere herein.

Nonperforming assets, defined as nonaccrual loans, accruing loans past due 90 days or more and foreclosed property, amounted to $3.8 million, or 0.75% of total assets at September 30, 2006, compared to $1.5 million, or 0.32% of total assets at December 31, 2005. The allowance for loan losses amounted to $4.5 million, or 1.15% of total loans and 118% of total nonperforming loans at September 30, 2006, compared to 1.31% and 371%, respectively, at December 31, 2005. The following table sets forth the composition of Pulaski Investment Corporation’s nonperforming assets, including accruing loans past due 90 days or more as of the dates indicated.

(dollars in thousands)	Unaudited September 30, 2006	December 31, 2005
Nonaccrual loans:
Commercial, financial and agricultural	$9	$893
Mortgage	3,530	59
Loans to individuals	66	85

Total nonaccrual loans	3,605	1,037
Accruing loans 90 days or more past due	184	133

Total nonperforming loans (1)	3,789	1,170
Foreclosed property	3	323

Total nonperforming assets (1)	3,792	1,493
Performing troubled debt restructurings	—	—

Total nonperforming assets and troubled debt restructurings (1)	$3,792	$1,493

Nonperforming loans to total loans (1)	0.97%	0.35%
Nonperforming assets to total assets (1)	0.75%	0.32%
Allowance for loan losses to nonperforming loans	118%	371%
Allowance for loan losses to total loans	1.15%	1.31%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

The percentage of nonperforming assets to total loans increase from 0.45% at the end of 2005 to 0.97% at September 30, 2006, primarily due to a $2.3 million increase in real estate nonaccrual loans. Two related real estate loans totaling $1.8 million are at the center of this increase. Net charge-offs for the nine months ended September 30, 2006 were $170,000. The provision for loan losses for the nine months ended September 30, 2006, amounted to $299,000 compared to a $903,000 provision during the same period of 2005.

Other Assets

Cash and due from banks at September 30, 2006 decreased by $5.5 million, or 19.5%, compared to December 31, 2005. This is due to the timing and collection of items.

Funding Sources

Deposits obtained from customers in its primary market areas are Pulaski Investment Corporation’s principal source of funds for use in lending and other business purposes. Pulaski Investment Corporation attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of Pulaski Investment Corporation. Borrowings have become an increasingly important funding source as Pulaski Investment Corporation has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during the first nine months of the year.

Deposits. Total end of period deposits increased $10.8 million, or 2.7%, to $406.6 million at September 30, 2006, compared to $395.8 million at December 31, 2005. Noninterest bearing deposits decreased by $13.8 million, or 16.8%. This decrease was offset by an increase of $24.7 million, or 7.9%, in interest bearing deposits.

Short-term Borrowings. Short-term borrowings increased to $26.0 million at September 30, 2006, compared to zero at December 31, 2005. Pulaski Investment Corporation’s short-term borrowings at September 30, 2006 were comprised of $22.0 million in Federal Home Loan Bank of Dallas advances with maturities of less than one year and $4.0 million of federal funds purchased. The short-term borrowings were necessary to fund loan growth during 2006.

Long-term Borrowings. Long-term borrowings decreased $3.2 million, or 12.1%, to $23.4 million at September 30, 2006, compared to $26.7 million at December 31, 2005. At September 30, 2006, Pulaski Investment Corporation’s long-term borrowings were comprised of $17.3 million of advances from the Federal Home Loan Bank of Dallas and $6.2 million in junior subordinated debt.

Shareholders’ Equity. Shareholders’ equity provides a source of permanent funding, allows for future growth and provides Pulaski Investment Corporation with a cushion to withstand unforeseen adverse developments. At September 30, 2006, shareholders’ equity totaled $41.5 million, an increase of $1.4 million, or 3.6%, compared to $40.0 million at December 31, 2005. The changes in shareholders’ equity during the first nine months of 2006 are summarized in the Consolidated Statement of Shareholders’ Equity included elsewhere herein.

Results of Operations

Net income for the third quarter of 2006 totaled $573,000, compared to $998,000 earned during the third quarter of 2005, a decrease of $425,000, or 42.6%. For the nine months ended September 30, 2006, Pulaski Investment Corporation reported net income of $2.56 million, compared to $2.64 million earned during the same period of 2005, a decrease of $76,000, or 2.9%.

Net Interest Income. Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets.

Net interest income decreased $90,000, or 1.7%, to $5.1 million for the three months ended September 30, 2006, compared to $5.2 million for the three months ended September 30, 2005. The decrease was due to a $1.4 million, or 18.8%, increase in interest income, which was offset by a $1.5 million, or 67.2%, increase in interest expense.

For the nine months ended September 30, 2006, net interest income increased $316,000, or 2.2%, to $14.9 million, compared to $14.6 million for the first nine months of 2005. The increase was due to a $4.2 million, or 20.9%, increase in interest income, which was partially offset by a $3.9 million, or 70.6%, increase in interest expense. The increase in net interest income was primarily attributable to increased volume of net interest earning assets as Pulaski Investment Corporation’s net interest margin ratio declined during the nine months period ended September 30, 2006.

Pulaski Investment Corporation continues to monitor investment opportunities and weigh the associated risk/return. Volume increases in earning assets and improvements in the mix of earning assets and interest-bearing liabilities are expected to improve net interest income, but may negatively impact the net interest margin ratio.

As part of an overall interest rate risk management strategy, derivatives may be used as an efficient way to modify the repricing or maturity characteristics of assets and liabilities. Management may from time to time engage in a hedging program to help manage interest rate risk with respect to mortgage loans held for sale. As of September 30, 2006, the gross notional amounts of forward contracts and written options associated with hedging activities were $5.5 million and $5.7 million, respectively. The net fair market value adjustments for the outstanding derivative transactions were not significant at September 30, 2006.

Provision For Loan Losses. Management of Pulaski Investment Corporation assesses the allowance for loan losses monthly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income.

The provision for loan losses during the nine months and three months ended September 30, 2006, amounted to $299,000 compared to a provision of $903,000 and $372,000 for the nine months and three months ended September 30, 2005, respectively. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased from 1.31% at December 31, 2005, to 1.15% at September 30, 2006. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.02% as of September 30, 2005.

Noninterest Income. Pulaski Investment Corporation’s total noninterest income was $7.9 million for the three months ended September 30, 2006, $1.2 million, or 13.4%, lower than the $9.1 million earned for the same period in 2005. For the nine months ended September 30, 2006, total noninterest income decreased $888,000, or 3.6%, from $24.7 million to $23.8 million compared to the nine months ended September 30, 2005. The most significant components of the decrease were attributable to the decline in title company and mortgage banking operations during the periods.

Noninterest Expense. Pulaski Investment Corporation’s total noninterest expense was $11.7 million for the three months ended September 30, 2006, $637,000, or 5.2%, lower than the $12.3 million expense incurred for the same period in 2005. Noninterest expense increased $143,000, or 0.4%, for the nine months ended September 30, 2006, to $34.2 million, compared to $34.1 million for the nine months ended September 30, 2005.

Salaries and employee benefits decreased $216,000, or 2.9%, for the third quarter and increased $531,000, or 2.5%, for the first nine months of 2006.

Other expenses decreased $393,000, or 12.3%, for the third quarter and $687,000, or 8.0% for the first nine months of 2006 primarily due to the decline in title company and mortgage banking operations.

Income Tax Expense. Income tax expense decreased $178,000, or 28.3%, for the three months ended September 30, 2006 to $450,000, compared to $628,000 for the three months ended September 30, 2005. For the nine months ended September 30, 2006, income tax expense decreased $35,000, or 2.0%. The decreases in income tax expense were principally due to the decreases in pre-tax earnings during the periods.

The effective tax rates for the nine months ended September 30, 2006 and 2005 were 40.0% and 39.8%, respectively.

Liquidity and Capital Resources

Pulaski Investment Corporation’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Pulaski Investment Corporation manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for Pulaski Investment Corporation are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at September 30, 2006 totaled $145.9 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with Pulaski Investment Corporation, including those obtained through acquisitions. Additionally, the majority of the investment securities portfolio is classified by Pulaski Investment Corporation as available-for-sale, which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, Pulaski Investment Corporation continues to experience significant cash flows.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loans and investment securities are greatly influenced by general interest rates, economic conditions and competition. The Federal Home Loan Bank of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. The Bank also has various funding arrangements with commercial banks in the form of federal funds. In addition, Pulaski Investment Corporation issued junior subordinated debt totaling $6.2 million, which may be included in Tier 1 capital up to 25% of the total of Pulaski Investment Corporation’s core capital elements, including the junior subordinated debt.

Pulaski Investment Corporation has been able to generate sufficient cash through its deposits as well as borrowings and anticipates it will continue to have sufficient funds to meet its liquidity requirements. At September 30, 2006, commitments under unused lines of credit, including credit card lines, amounted to $97.4 million.

At September 30, 2006, Pulaski Investment Corporation and the Bank had regulatory capital that was in excess of regulatory requirements.

POCAHONTAS BANCORP, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT

SEPTEMBER 30, 2006 AND 2005 AND FOR THE THREE YEARS IN

THE PERIOD ENDED SEPTEMBER 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pocahontas Bancorp, Inc.

Jonesboro, Arkansas

We have audited the accompanying consolidated statement of financial condition of Pocahontas Bancorp, Inc. and subsidiaries (the “Company”) as of September 30, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries for the years ended September 30, 2005 and 2004, were audited by other auditors whose report, dated December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements of those financial statements, as described in the first and second paragraphs, respectively, of Note 26 thereof), expressed an unqualified opinion on those statements.

We conducted our audit of the 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KRAFTCPAS PLLC

Nashville, Tennessee

November 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Pocahontas Bancorp, Inc.

Jonesboro, Arkansas

We have audited the accompanying consolidated statement of financial condition of Pocahontas Bancorp, Inc. and subsidiaries (the “Company”) as of September 30, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2005, and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26, the consolidated financial statements for the years ended September 30, 2005 and 2004 have been restated.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas

December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements described in the first and second paragraphs, respectively, in Note 26)

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Cash and due from banks:
Interest bearing	$17,055	$14,600
Noninterest bearing	23,808,233	23,396,851

	23,825,288	23,411,451
Cash surrender value of life insurance	8,392,191	8,019,097
Securities held-to-maturity, at amortized cost (fair value of $130,187,272 and $127,755,514 in 2006 and 2005, respectively)	133,120,083	129,952,373
Securities available-for-sale, at fair value (amortized cost of $97,152,528 and $102,343,904 in 2006 and 2005, respectively)	93,561,067	99,460,045
Trading securities, at fair value	—	3,126,044
Loans receivable, net	431,768,328	426,538,047
Loans receivable, held for sale	3,243,591	3,057,985
Accrued interest receivable	5,037,759	4,487,837
Premises and equipment, net	15,876,493	16,716,912
Federal Home Loan Bank stock, at cost	6,571,500	7,962,000
Goodwill	8,847,572	8,847,572
Core deposit premiums, net	4,350,114	5,323,319
Other assets	3,859,743	4,360,885

TOTAL ASSETS	$738,453,729	$741,263,567

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$557,788,431	$514,043,734
Federal Home Loan Bank advances	104,398,292	148,645,397
Deferred compensation	1,788,721	2,176,859
Accrued interest payable	1,243,944	1,289,978
Accrued expenses and other liabilities	3,294,690	5,776,662
Trust preferred securities	16,983,450	16,962,683

Total liabilities	685,497,528	688,895,313

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 8,000,000 shares authorized; 7,602,492 shares issued and 4,641,717 shares outstanding at 2006 and 2005	76,024	76,024
Additional paid-in capital	57,134,937	57,275,390
Unearned ESOP shares	(1,799,459)	(2,076,856)
Accumulated other comprehensive loss	(2,837,087)	(2,517,282)
Retained earnings	24,784,330	24,013,522

	77,358,745	76,770,798
Less treasury stock at cost, 2,960,775 shares at 2006 and 2005	(24,402,544)	(24,402,544)

Total stockholders’ equity	52,956,201	52,368,254

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$738,453,729	$741,263,567

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
INTEREST INCOME:
Loans receivable	$28,771,889	$23,804,611	$23,997,993
Securities:
Taxable	8,527,625	10,772,099	11,158,113	*
Nontaxable	1,882,097	1,054,706	924,043	*

Total interest income	39,181,611	35,631,416	36,080,149

INTEREST EXPENSE:
Deposits	17,105,078	12,232,219	11,619,647
Borrowed funds	5,415,796	5,269,259	3,751,246
Trust preferred securities	1,610,239	1,440,363	1,286,688

Total interest expense	24,131,113	18,941,841	16,657,581

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	15,050,498	16,689,575	19,422,568
PROVISION FOR LOAN LOSSES	845,000	525,000	3,900,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,205,498	16,164,575	15,522,568

NON-INTEREST INCOME:
Dividends	386,678	319,108	135,413
Fees and service charges	3,083,804	3,187,079	3,081,843
Trading gains, net	337	240,736	398,165
Gain on sales of loans	777,312	1,056,477	1,239,706
Gain on sales of securities, net	269,941	565,939	385,866
Gain on sale of branches	—	—	136,834
Gain on sale of loan servicing	159,148	—	—
Other	344,314	306,465	294,690

Total non-interest income, net	5,021,534	5,675,804	5,672,517

NON-INTEREST EXPENSES:
Compensation and benefits	9,350,132	9,342,144	9,539,845
Occupancy and equipment	2,941,812	2,779,615	2,723,191
Insurance premiums	406,065	373,886	334,768
Professional fees	1,478,705	1,008,483	826,156
Data processing	765,205	668,737	675,485
Advertising and donations	478,135	1,193,756	408,480
Office supplies	290,779	373,345	234,129
REO and other repossessed assets	89,889	210,695	321,249
Other	1,303,230	1,554,128	1,211,924

Total non-interest expenses	17,103,952	17,504,789	16,275,227

INCOME BEFORE INCOME TAXES	2,123,080	4,335,590	4,919,858
INCOME TAX EXPENSE (BENEFIT)	(90,550)	1,096,534	1,463,244

NET INCOME	$2,213,630	$3,239,056	$3,456,614

EARNINGS PER SHARE:
Basic earnings per share	$0.49	$0.72	$0.77

Diluted earnings per share	$0.48	$0.71	$0.75

DIVIDENDS PAID	$0.32	$0.32	$0.32

*	2004 amounts as restated, see Note 26

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	Common Stock		Additional Paid-In Capital	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount					Shares	Amount
BALANCE, OCTOBER 1, 2003	7,497,066	$74,970	$56,533,430	$(538,121)	$899,339	$20,199,149	2,947,275	$(24,172,200)	$52,996,567
Comprehensive income (loss)
Net change in unrealized gain on available-for-sale securities, net of tax					(478,727)				(478,727)
Unrealized loss for securities transferred to held-to-maturity					(906,107)				(906,107)
Amortization of unrealized loss on securities transferred to held-to-maturity					23,082				23,082
Less reclassification adjustment for (gains) losses included in net income					(254,672)				(254,672)
Net income						3,456,614			3,456,614

Total comprehensive income									1,840,190
Repayment of ESOP loan and related increase in share value			(9,424)	692,663					683,239
Purchase of stock for ESOP				(2,270,740)					(2,270,740)
Options exercised	105,426	1,054	923,649						924,703
Treasury stock purchased							13,500	(230,344)	(230,344)
Dividends						(1,442,791)			(1,442,791)

BALANCE, SEPTEMBER 30, 2004	7,602,492	76,024	57,447,655	(2,116,198)	(717,085)	22,212,972	2,960,775	(24,402,544)	52,500,824
Comprehensive income (loss)
Net change in unrealized loss on available-for-sale securities, net of tax					(1,695,767)				(1,695,767)
Amortization of unrealized loss on securities transferred to held-to-maturity					269,090				269,090
Less reclassification adjustment for (gains) losses included in net income					(373,520)				(373,520)
Net income						3,239,056			3,239,056

Total comprehensive income									1,438,859
Repayment of ESOP loan and related increase in share value			(172,265)	508,252					335,987
Purchase of stock for ESOP				(468,910)					(468,910)
Dividends						(1,438,506)			(1,438,506)

BALANCE, SEPTEMBER 30, 2005	7,602,492	76,024	57,275,390	(2,076,856)	(2,517,282)	24,013,522	2,960,775	(24,402,544)	52,368,254
Comprehensive income (loss)
Net change in unrealized gain on available-for-sale securities, net of tax					(288,856)				(288,856)
Amortization of unrealized loss on securities transferred to held-to-maturity					147,212				147,212
Less reclassification adjustment for (gains) losses included in net income					(178,161)				(178,161)
Net income						2,213,630			2,213,630

Total comprehensive income									1,893,825
Repayment of ESOP loan and related increase in share value			(140,453)	353,509					213,056
Purchase of stock for ESOP				(76,112)					(76,112)
Dividends	—	—	—	—	—	(1,442,822)	—	—	(1,442,822)

BALANCE, SEPTEMBER 30, 2006	7,602,492	$76,024	$57,134,937	$(1,799,459)	$(2,837,087)	$24,784,330	2,960,775	$(24,402,544)	$52,956,201

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
		(As restated, see Note 26)
OPERATING ACTIVITIES:
Net income	$2,213,630	$3,239,056	$3,456,614
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	845,000	525,000	3,900,000
Depreciation of premises and equipment	1,297,821	1,302,848	1,259,864
Deferred income tax provision (benefit)	(533,993)	487,640	(1,324,590)
Amortization of deferred loan fees	(60,390)	(67,185)	(66,577)
Amortization of premiums and discounts, net	153,163	244,153	147,083
Amortization of core deposit premium	973,205	973,204	944,696
Adjustment of ESOP shares and release of shares under recognition and retention plan	213,056	335,987	683,239
(Increase) decrease in loans held for sale	591,706	(507,309)	2,875,744
Net gains on sales of loans	(777,312)	(1,056,477)	(1,239,706)
Net gains on sales of investment securities	(269,941)	(565,939)	(385,866)
Net gains on sales of branches	—	—	(136,834)
Net gain on sale of mortgage servicing rights	(159,148)	—	—
Increase in cash surrender value of life insurance policies	(373,093)	(334,846)	(343,633)
Stock dividends on FHLB stock	(348,700)	(257,700)	(113,400)
Changes in operating assets and liabilities, net
Trading securities	(442,256)	(1,143,679)	(485,113)
Accrued interest receivable	(549,921)	(291,734)	964,903
Accrued interest payable	(46,034)	263,943	(21,783)
Other assets	1,298,788	(1,123,662)	1,832,607
Deferred compensation	(388,139)	(253,235)	(455,144)
Accrued expenses and other liabilities	(51,973)	1,313,021	(798,322)

Net cash provided by operating activities	3,585,469	3,083,086	10,693,782

INVESTING ACTIVITIES:
Sale of branches to Bank of Cave City, Arkansas	—	—	(9,697,800)
Purchases of available for sale and held to maturity securities	(36,868,631)	(80,574,357)	(112,557,349)
Proceeds from sale of securities available-for-sale	2,900,647	49,180,848	86,953,100
Proceeds from maturities, calls and principal prepayment of investment securities	37,414,708	49,787,128	76,386,821
Net (increase) decrease in FHLB Bank stock	1,739,200	221,600	(2,228,800)
Increase in loans, net	(6,819,525)	(46,043,012)	(1,834,799)
Proceeds from sale of REO	940,713	988,675	881,693
Proceeds from sale of premises and equipment	3,235	13,456	7,567
Purchases of premises and equipment	(460,638)	(4,270,778)	(1,042,267)

Net cash provided (used) by investing activities	(1,150,291)	(30,696,440)	36,868,166

(Continued)

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
		(As restated, see Note 26)
FINANCING ACTIVITIES:
Net increase (decrease) in deposits other than in acquisitions and branch sales	$43,744,697	$22,965,201	$(84,548,016)
Federal Home Loan Bank advances	1,446,820,000	1,000,211,000	877,684,600
Repayment of Federal Home Loan Bank advances	(1,491,067,104)	(1,005,462,472)	(824,481,358)
Exercise of stock options	—	—	924,703
Purchase of treasury shares	—	—	(230,344)
Purchase of stock for ESOP	(76,112)	(468,909)	(2,270,740)
Dividends paid	(1,442,822)	(1,438,506)	(1,442,791)

Net cash provided (used) by financing activities	(2,021,341)	15,806,314	(34,363,946)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	413,837	(11,807,040)	13,198,002

CASH AND DUE FROM BANKS, BEGINNING OF YEAR	23,411,451	35,218,491	22,020,489

CASH AND DUE FROM BANKS, END OF YEAR	$23,825,288	$23,411,451	$35,218,491

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$24,177,147	$18,677,897	$16,679,365

Income taxes	$533,026	$1,138,685	$2,884,070

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Transfers from loans to real estate acquired, or deemed acquired, through foreclosure	$1,188,433	$2,184,747	$2,706,959

Loans originated to finance the sale of real estate acquired through foreclosure	$383,799	$821,500	$1,149,662

Trading securities transferred to available-for-sale	$3,568,300	$—	$—

Securities purchased not settled	$—	$2,430,000	$—

Securities transferred to held-to-maturity	$—	$—	$86,089,901

(Concluded)

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Pocahontas Bancorp, Inc. (“Bancorp”), its wholly owned subsidiary, First Community Bank (the “Bank”), as well as the Bank’s subsidiaries, Southern Mortgage Corporation, P.F. Service, Inc. and Sun Realty, Inc. (collectively referred to as the “Company”). All significant intercompany transactions have been eliminated in consolidation. The Bank operates 21 offices in northeastern Arkansas and Tulsa County Oklahoma, as a federally chartered savings and loan.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Due From Banks—For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption “cash and due from banks.” This includes cash on hand and amounts due from depository institutions and highly-liquid investments having a maturity at acquisition of three months or less.

Trading Securities—Equity securities held principally for resale in the near term are classified as trading securities and reported at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held-to-Maturity—Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for the amortization of premiums and the accretion of discounts, which are recognized in income using the level-yield method over the assets’ remaining lives and adjusted for anticipated prepayments. Should other than a temporary decline in the fair value of a security occur, the carrying value of such security would be written down to current market value by a charge to operations. As of September 30, 2006 and 2005, no securities were determined to have other than a temporary decline in fair value below cost. For a debt security transferred into the held-to-maturity category from the available-for-sale category, the unrealized holding gain or loss at the date of the transfer, which is included in accumulated other comprehensive income, is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of any premium or discount.

Securities Available-for-Sale—Available-for-sale securities consist of securities that the Company intends to hold for an indefinite period of time and are reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as accumulated other comprehensive income (loss), a separate component of stockholders’ equity, until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary would result in a write-down of the individual security to its fair value. The related write-down would be included in earnings as a realized loss. As of September 30, 2006, no securities were determined to have other than a temporary decline in fair value below cost.

Loans Receivable—Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual principal or interest obligations or where interest or principal is 90 days or more past due. When a loan is placed on nonaccrual status, accrual of interest ceases and, in general, uncollected past due interest (including interest applicable to prior reporting periods, if any) is reversed and charged against current income. Therefore, interest income is not recognized unless the financial condition or payment record of the borrower warrants the recognition of interest income. Interest on loans that have been restructured is generally accrued according to the renegotiated terms.

Loans Receivable Held for Sale—Loans receivable, held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the unpaid principal balance of loans sold, adjusted for unamortized discount points and fees collected from borrowers, deferred origination costs and amounts allocated to retained servicing rights.

Allowance for Loan Losses—The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Company reviews its loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge offs, net of recoveries. Loans are charged off by reducing the loan balance and the allowance in the period in which the loans are deemed uncollectible in whole or in part.

Management’s periodic evaluation of the appropriateness of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.

Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The Company considers the characteristics of (1) one-to-four family residential first mortgage loans; (2) automobile loans; and (3) consumer and home improvement loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type and then applying a loss factor to the remaining pool balance based on several factors including classification of the loans as to grade, past loss experience, inherent risks, economic conditions in the primary

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

market areas and other factors which usually are beyond the control of the Company. Those segregated specific loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan’s collateral reduced by any cost of selling and discounted at the loan’s effective interest rate if the estimated time to receipt of monies is more than three months.

Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans and multi-family and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. After segregating specific, poorly performing loans and applying the methodology as noted in the preceding paragraph for such specific loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrowers business or geographic area, loss experience, inherent risks and other factors usually beyond the control of the Company. These loans are then graded and a factor, based on experience, is applied to estimate the probable loss.

Estimates of the probability of loan losses involve an exercise of judgment. While it is possible that in the near term the Company may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is appropriate considering the estimated probable losses in the portfolio.

Servicing—Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Interest Rate Risk—The Company’s asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Company monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets as planned. However, the Company is exposed to significant market risk in the event of significant and prolonged interest rate changes.

Foreclosed Real Estate—Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in non-interest expenses. Properties obtained in this matter are also referred to as real estate owned (“REO”).

Premises and Equipment—Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Depreciation for financial statement purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Core Deposit Premiums—Core deposit premiums paid are being amortized over ten years which approximates the estimated life of the purchased deposits. The carrying value of core deposit premiums is periodically evaluated to estimate the remaining periods of benefit. If these periods of benefit are determined to be less than the remaining amortizable life, an adjustment to reflect such shorter life will be made.

Goodwill—Goodwill is tested periodically for impairment and written down to fair value as necessary. As of April 1, 2006 and 2005, the Company performed its annual impairment test and concluded there was no impairment of the carrying value of the Company’s goodwill. Absent any impairment indicators, the Company expects to perform its next impairment test as of April 1, 2007.

Income Taxes—Deferred tax assets and liabilities are recorded for temporary differences between the carrying value and tax bases of assets and liabilities. Such amounts are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in applicable deferred tax assets and liabilities.

Stock Compensation—At September 30, 2006, the Company has two stock-based employee compensation plans, which are more fully described in Note 21. Financial Accounting Standards Board Statement Number 123 (revised 2004) (“FAS 123 (R)”), Share-Based Payments, requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. As of October 1, 2005, the Company adopted FAS 123(R) using the modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remained outstanding at the date of adoption. As of October 1, 2005, the Company’s options were fully vested, requiring no expense to be recorded for the year ended September 30, 2006.

Recently Adopted or Issued Accounting Standards—In November 2005, FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addressed the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. It also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance of the FSP amended FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No 18, The Equity Method of Accounting for Investments in Common Stock. The FSP nullified certain requirements of Emerging Issues Task Force (“EITF”) Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The FSP gives guidance regarding how to determine whether an investment is impaired, if impaired how to evaluate whether the impairment is other-than-temporary, and proper accounting and disclosures for the investments. The Guidance is effective for reporting periods beginning after December 15, 2005; earlier application is permitted. The adoption of EITF 03-1 did not have an effect on the Company’s consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 which is

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

effective for fiscal years beginning after December 15, 2006. FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not file in a particular jurisdiction. The cumulative effect of the changes arising from the initial application of FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently evaluating the impact, if any, of the adoption of FIN 48 on our financial statements.

Reclassifications—Certain 2004 and 2005 amounts have been reclassified to conform to the 2006 presentation. Accrued interest payable is being presented as a separate line item on the Consolidated Statements of Financial Condition in 2006 compared to 2005, dividends are being presented as a separate line item on the Consolidated Statements of Income in 2006 compared to 2005 and 2004, and other comprehensive income is presented in the Consolidated Statements of Stockholders’ Equity in 2006 instead of in a Statement of Income and Other Comprehensive Income in 2005 and 2004.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts and estimated fair values of financial instruments at September 30, 2006 and 2005, were as follows (items which are not financial instruments are not included):

	2006		2005
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Financial assets and liabilities:
Cash and due from banks	$23,825,288	$23,825,288	$23,411,451	$23,411,451
Cash surrender value of life insurance	8,392,191	8,392,191	8,019,097	8,019,097
Securities held-to-maturity	133,120,083	130,187,272	129,952,373	127,755,514
Securities available-for-sale	93,561,067	93,561,067	99,460,045	99,460,045
Trading securities	—	—	3,126,044	3,126,044
Loans receivable, net	431,768,328	432,669,000	426,538,047	423,664,000
Loans receivable held for sale	3,243,591	3,308,000	3,057,985	3,260,000
Accrued interest receivable	5,037,759	5,037,759	4,487,837	4,487,837
Federal Home Loan Bank stock	6,571,500	6,571,500	7,962,000	7,962,000
Demand and savings deposits	216,605,387	216,605,387	246,257,677	245,604,000
Time deposits	341,183,044	339,821,000	267,786,057	267,157,000
Federal Home Loan Bank advances	104,398,292	104,198,000	148,645,397	147,967,000

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair values for cash and due from banks, cash surrender value of life insurance, accrued interest receivable, and FHLB stock are considered to approximate cost. The estimated fair values for securities are based on quoted market values for the individual securities or for equivalent securities. The fair value for loans is

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

estimated by discounting the future cash flows using the current rates the Company would charge for similar such loans at the applicable date. The estimated fair values for demand and savings deposits are based on the amounts for which they could be settled on demand. The estimated fair values for time deposits and FHLB advances are based on estimates of the rate the Company would pay on such deposits and borrowed funds at the applicable date, applied for the time period until maturity. The estimated fair values for other financial instruments approximate cost and are not considered significant to this presentation. Fair values for the Company’s off-balance-sheet instruments, which consist of lending commitments and standby and commercial letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management believes that the fair value of these off-balance-sheet instruments is not significant.

3. SECURITIES

The amortized cost and estimated fair values of securities at September 30 are as follows:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity
US Government Agencies	$4,000,000	$—	$133,380	$3,866,620
US Government Treasury Notes	19,920,698	—	176,948	19,743,750
Mortgage Backed Securities	61,329,055	—	2,755,893	58,573,162
Municipal bonds	47,870,330	268,955	135,545	48,003,740

Total	$133,120,083	$268,955	$3,201,766	$130,187,272

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
Mortgage backed securities	$95,214,934	$—	$3,520,437	$91,694,497
Preferred Security	111,350	—	3,325	108,025
Equity Securities (Common Stock)	826,244	26,000	56,799	795,445
Mutual fund	1,000,000	—	36,900	963,100

Total	$97,152,528	$26,000	$3,617,461	$93,561,067

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity
US Government Agencies	$4,000,000	$—	$74,057	$3,925,943
US Government Treasury Notes	19,844,509	—	133,571	19,710,938
Mortgage Backed Securities	76,704,653	9,560	2,101,766	74,612,447
Municipal bonds	29,403,211	257,902	154,927	29,506,186

Total	$129,952,373	$267,462	$2,464,321	$127,755,514

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
Mortgage backed securities	$101,343,904	$—	$2,859,874	$98,484,030
Mutual fund	1,000,000	—	23,985	976,015

Total	$102,343,904	$—	$2,883,859	$99,460,045

The amortized cost and estimated fair value of securities at September 30, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$11,643,160	$11,582,568	$—	$—
Due from one year to five years	18,784,018	18,607,185	—	—
Due from five years to ten years	9,630,181	9,629,987	—	—
Due after ten years	31,733,669	31,794,370	—	—
Mortgage backed securities	61,329,055	58,573,162	95,214,934	91,694,497
Preferred Security	—		111,350	108,025
Equity Securities (Common Stock)	—		826,244	795,445
Mutual fund	—	—	1,000,000	963,100

Total	$133,120,083	$130,187,272	$97,152,528	$93,561,067

Available-for-sale securities with a carrying value and a fair value of $41,759,272 and $16,440,711 at September 30, 2006 and 2005, respectively, and held-to-maturity securities with a carrying value of $65,953,046 and a fair value of $64,641,364 at September 30, 2006, and a carrying value of $87,277,527 and a fair value of $85,722,293 at September 30, 2005, were pledged to collateralize public and trust deposits.

For the years ended September 30, 2006, 2005, and 2004, proceeds from the sales of securities available-for-sale amounted to $2,900,647, $49,180,848, and $86,953,100, respectively. Gross realized gains amounted to $295,059, $566,790, and $845,892, respectively. Gross realized losses amounted to $25,118, $851, and $460,026, respectively.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The following table presents those investments of the Company with gross unrealized losses, along with the related fair value, by investment category and length of time in a loss position. These individual securities have been in a continuous unrealized loss position as of September 30, 2006.

Security Description	Less than 12 months		12 months or longer		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Held-to-Maturity
U.S. Government agency obligations	$—	$—	$3,866,620	$(133,380)	$3,866,620	$(133,380)
U.S. Government Treasury obligations	—	—	19,743,750	(176,948)	19,743,750	(176,948)
Mortgage-backed securities	—	—	58,573,162	(2,755,893)	58,573,162	(2,755,893)
Municipal Bonds	7,406,237	(35,967)	7,177,054	(99,578)	14,583,291	(135,545)

	$7,406,237	$(35,967)	$89,360,586	$(3,165,799)	$96,766,823	$(3,201,766)

Available-for-Sale
Mortgage-backed securities	$12,688,113	$(107,337)	$79,006,384	$(3,413,100)	$91,694,497	$(3,520,437)
Preferred Security	108,025	(3,325)	—	—	108,025	(3,325)
Equity Securities (Common Stock)	486,945	(34,049)	58,500	(22,750)	545,445	(56,799)
Mutual Fund	963,100	(36,900)	—	—	963,100	(36,900)

	$14,246,183	$(181,611)	$79,064,884	$(3,435,850)	$93,311,067	$(3,617,461)

Management of the Company anticipates that the market values of its investments which have unrealized losses for 12 months or longer at September 30, 2006, will increase to at least the cost of the investment to the Company. The investments with indicated losses above include debt securities whose market values have declined due to interest rate fluctuations and equity securities whose decline appears to be due to normal market factors including the issuer’s financial performance. In determining that the investment is not other-than-temporarily impaired the Company considered reports of financial specialists and the volatility of the investment’s fair value.

U.S. Government Obligations. The unrealized losses on the Company’s investments in U.S. Treasury obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

Federal Agency Mortgage-Backed Securities. The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Company purchased those investment securities at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Municipal Bonds. The unrealized losses on the Company’s investments in municipal bonds were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

Mutual Fund. The unrealized loss on the Company’s investment in the CRA Mutual Fund was caused by interest rate increases. The composition of the Fund includes Asset Backed Securities/CMOs, Targeted Mortgage-backed Securities, FNMA, Taxable Municipal Bonds, Money markets, and project loans. Because the Company has the ability and intent to hold this investment until a recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at September 30, 2006.

4. LOANS RECEIVABLE

Loans receivable at September 30 are summarized as follows:

	2006	2005
Real estate loans:
Single-family residential	$127,993,914	$133,438,043
Multifamily residential	9,623,559	8,812,085
Agricultural	18,095,981	20,190,397
Commercial	130,415,628	135,810,958

Total real estate loans	286,129,082	298,251,483

Other loans:
Savings account loans	6,669,883	6,279,261
Commercial business	78,594,307	80,695,014
Other	69,313,129	52,150,010

Total other loans	154,577,319	139,124,285

Total loans receivable	440,706,401	437,375,768

Less:
Undisbursed loan proceeds	5,796,604	7,456,048
Unearned fees, net	147,412	172,412
Allowance for loan losses	2,994,057	3,209,261

Loans receivable, net	$431,768,328	$426,538,047

The Company originates adjustable rate mortgage loans to hold for investment. The Company also originates 15 year, 20 year and 30 year fixed-rate mortgage loans and sells substantially all new originations of such loans to outside investors. Such loans are typically originated for sale. These loans are typically held for sale only a short time, and were approximately $3.2 million and $3.1 million as of September 30, 2006 and 2005, respectively. Normally the short time between origination and sale does not provide for significant differences between cost and market values.

During 2006, the Company sold the servicing rights on $97.2 million of loans previously sold to Fannie Mae for a net gain of $159 thousand.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The Company is not committed to lend additional funds to debtors whose loans have been modified.

The Company grants real estate, commercial, consumer and agricultural real estate loans, primarily in northeastern Arkansas and Tulsa County Oklahoma. Substantially all loans are collateralized by real estate or consumer assets.

5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

	2006	2005
Securities	$1,191,180	$1,050,443
Loans receivable	3,846,579	3,437,394

TOTAL	$5,037,759	$4,487,837

6. ALLOWANCE FOR LOAN AND FORECLOSED REAL ESTATE LOSSES

Activity in the allowance for losses on loans and foreclosed real estate for the years ended September 30, 2006, 2005 and 2004 is as follows:

	Loans	Foreclosed Real Estate
BALANCE, OCTOBER 1, 2003	$4,067,660	$88,293
Provision for losses	3,900,000	272,515
Charge-offs	(4,645,193)	(317,717)
Recoveries	443,033	34,264

BALANCE, SEPTEMBER 30, 2004	3,765,500	77,355
Provision for losses	525,000	161,200
Charge-offs	(2,309,202)	(201,244)
Recoveries	1,227,963	7,000

BALANCE, SEPTEMBER 30, 2005	3,209,261	44,311
Provision for losses	845,000	76,700
Charge-offs	(1,522,663)	(111,939)
Recoveries	462,459	4,411

BALANCE, SEPTEMBER 30, 2006	$2,994,057	$13,483

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The following is a summary of information pertaining to impaired and non-accrual loans:

	September 30,
	2006	2005
	(in thousands)
Impaired loans with a valuation allowance	$1,875	$937
Impaired loans without a valuation allowance	—	—

Total Impaired Loans	$1,875	$937

Valuation allowance related to impaired loans	$409	$229
Total non-accrual loans	$2,059	$3,936
Total loans past-due ninety days or more and still accruing	$4	$161

	Years Ended September 30,
	2006	2005
	(in thousands)
Average investment in impaired loans	$1,354	$4,700

Interest income recognized on impaired loans	$69	$35

Interest income recognized on a cash basis on impaired loans is not significantly different from interest recognized on impaired loans above. No additional funds are committed to be advanced in connection with impaired loans.

7. PREMISES AND EQUIPMENT

Premises and equipment at September 30 are summarized as follows:

	2006	2005
Cost:
Land	$3,654,614	$3,654,614
Buildings and improvements	14,429,261	14,186,463
Furniture, fixtures, and equipment	5,638,965	5,481,484

	23,722,840	23,322,561
Less accumulated depreciation	(7,846,347)	(6,605,649)

TOTAL	$15,876,493	$16,716,912

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The Company is obligated under various non-cancelable operating leases for premises and equipment. Rental expense was $125,000, $122,000, and $131,000 for the years ended September 30, 2006, 2005 and 2004, respectively. Most of the leases contain options to extend for periods of 5 years. As of September 30, 2006, the approximate future minimum lease payments due under the aforementioned operating leases for their base terms are as follows:

Years ending September 30:
2007	$125,931
2008	117,216
2009	69,927
2010	55,539
2011	4,177

Total	$372,792

8. GOODWILL AND CORE DEPOSIT PREMIUMS, NET

There has been no change in the $8,847,572 carrying amount of goodwill for the years ended September 30, 2006 and 2005.

As of September 30, 2006, the Company has total core deposit intangible assets of $4,350,114 net of accumulated amortization of approximately $5,240,092. Core deposit intangible assets are estimated to have a useful life of 10 years.

The amortization of core deposit premiums is reported in the “interest expense on deposits” line item of the Company’s Consolidated Statements of Income. Total amortization expense for core deposit intangible assets was approximately $973,204, $973,204, and $944,696 for the years ended September 30, 2006, 2005, and 2004 respectively. Amortization expense for the net carrying amount of core deposit intangible assets at September 30, 2006 is estimated to be as follows:

Years ending September 30:
2007	$973,204
2008	838,883
2009	794,109
2010	794,109
2011	643,060
After September 30, 2011	306,749

Total	$4,350,114

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

9. DEPOSITS

Deposits at September 30 are summarized as follows:

	2006	2005
Checking accounts, including noninterest-bearing deposits of $32,426,589 and $40,043,005 in 2006 and in 2005 , respectively	$181,900,018	$200,411,165
Passbook savings	34,705,369	45,846,512
Certificates of deposit	341,183,044	267,786,057

TOTAL	$557,788,431	$514,043,734

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $152,742,712 and $115,268,031 at September 30, 2006 and 2005, respectively.

At September 30, 2006, scheduled maturities of certificates of deposit, net are as follows:

Total
Years ending September 30:
2007	$271,418,792
2008	39,774,661
2009	17,591,134
2010	8,396,597
2011	4,132,360

Subtotal	$341,313,544
Unamortized acquisition adjustment	(130,500)

TOTAL	$341,183,044

Interest expense on deposits for the years ended September 30, 2006, 2005, and 2004, is summarized as follows:

	2006	2005	2004
Checking	$3,905,559	$3,191,612	$3,529,430
Savings	921,980	851,069	585,210
Certificates of deposit	12,277,539	8,189,538	7,505,007

TOTAL	$17,105,078	$12,232,219	$11,619,647

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

10. FEDERAL HOME LOAN BANK STOCK AND ADVANCES

The Company is required to purchase stock in the FHLB. Such stock may be redeemed at par but is not readily marketable. At September 30, 2006 and 2005, the Company had stock of $6,571,500 and $7,962,000, respectively. Pursuant to collateral agreements with the FHLB, advances are collateralized by all of the Company’s stock in the FHLB and by 75% of qualifying loans with a carrying value at September 30, 2006 and 2005, of approximately $138,991,000 and $136,740,000, respectively. Advances at September 30, 2006 and 2005, have maturity dates as follows:

	2006		2005
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
September 30:
2006		$—	2.93%	$76,980,000
2007	3.99%	75,500,000	3.31%	49,500,000
2008	3.91%	10,357,965	3.95%	10,574,980
2009	4.43%	5,000,000	4.43%	5,000,000
2010	7.03%	4,000,000	7.03%	4,000,000
2011	5.06%	7,000,000		—
Thereafter	6.97%	2,540,327	6.97%	2,590,417

TOTAL	4.26%	$104,398,292	3.36%	$148,645,397

Interest expense on FHLB advances was $5,195,592, $4,997,198, and $3,657,921, for the years ended September 30, 2006, 2005, and 2004, respectively. Interest rates on all FHLB advances are fixed as of September 30, 2006.

11. TRUST PREFERRED SECURITIES

On March 28, 2001, Pocahontas Capital Trust I, a Delaware statutory business trust wholly owned by Pocahontas Bancorp, Inc., sold to qualified buyers in a private placement offering $7.5 million of 10.18% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 10.18% subordinated debentures of Pocahontas Bancorp, Inc. Pocahontas Bancorp, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Pocahontas Capital Trust I on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the consolidated statements of financial condition as liabilities. The sole asset of Pocahontas Capital Trust I is the subordinated debentures issued by Pocahontas Bancorp, Inc. Both the preferred securities of Pocahontas Capital Trust I and the subordinated debentures of Pocahontas Bancorp, Inc. will mature on June 6, 2031; however, they may be prepaid, prior to maturity at any time on or after June 8, 2011, or earlier upon the occurrence of a special event as defined as certain changes in tax or investment company laws or regulatory capital requirements.

On November 28, 2001, Pocahontas Capital Trust II, a Delaware statutory business trust wholly owned by Pocahontas Bancorp, Inc., sold to qualified buyers in a private placement offering $10.0 million of variable rate (LIBOR +3.75%) cumulative trust preferred securities. The coupon resets semi-annually and has a coupon cap of 11.0% until December 8, 2006. The proceeds were used to purchase an equal principal amount of variable rate (LIBOR +3.75%) subordinated debentures of Pocahontas Bancorp, Inc. Pocahontas Bancorp, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Pocahontas Capital

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Trust II on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the consolidated statements of financial condition as liabilities. The sole asset of Pocahontas Capital Trust II is the subordinated debentures issued by Pocahontas Bancorp, Inc. Both the preferred securities of Pocahontas Capital Trust II and the subordinated debentures of Pocahontas Bancorp, Inc. will mature on December 8, 2031; however, they may be prepaid, prior to maturity and upon prior approval from the OTS at any time on or after December 8, 2006, or earlier upon the occurrence of a special event as defined as certain changes in tax or investment company laws or regulatory capital requirements.

For the years ended September 30, 2006, 2005 and 2004, interest expense incurred on the trust preferred securities totaled $1,610,239, $1,440,363, and $1,286,688, respectively. Such interest is shown under interest expense as a separate line item, in the consolidated statements of income.

12. DEFERRED COMPENSATION

The Company has funded and unfunded deferred compensation agreements with a former executive and non-officer members of the Board of Directors. The plans limit the ability of the executive to compete with the Company and require that the directors continue to serve for a specified period of time. The amount of expense related to such plans for the years ended September 30, 2006, 2005, and 2004, was approximately $1,700, $14,000, and $13,000, respectively. As of September 30, 2006 and 2005, approximately $23,000, and $302,000, respectively was payable under the remaining agreements.

On March 2, 1999, the Company, the Bank, and an executive entered into an Employment Separation Agreement and Release (the “Agreement”). The Agreement provides, among other things, for the payment by the Company to the executive of $2,750,000, plus interest on the unpaid balance at the federal funds rate as determined monthly, in installments of not less than $150,000 annually, with the entire unpaid amount due upon the executive’s death. The unpaid balance, including accrued interest, was approximately $1,766,000 and $1,875,000 at September 30, 2006 and 2005, respectively.

13. RETIREMENT PLAN AND 401K AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a 401K and Employee Stock Ownership Plan (“ESOP”). The 401K portion of the plan has semi-annual open enrollment dates and covers all employees who have accumulated one hour of service in each year. The Company can make either matching contributions or contribute an amount equal to a flat percentage rate, selected by discretion of the Board of Directors, applied to the base salary of each eligible employee. The Company made no contributions to the 401K portion of the plan for the years ended September 30, 2006, 2005 and 2004.

The Company established the ESOP on March 31, 1998. The plan covers all employees who have accumulated one year with 1,000 hours of service in each year. In 2003, the ESOP established a $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. In 2004, the ESOP established a second $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. Both loans were collateralized by the shares that were purchased with the proceeds of the loan; as of September 30, 2004, the ESOP owed $0.3 million on the first line of credit and $1.8 million on the second line of credit.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

During October 2004, the ESOP established a third line of credit for $3.1 million with the Company to be used to payoff the outstanding balances of $0.3 million on the first line of credit and the $1.8 million on the second line of credit and purchase up to $1.0 million in additional shares of Company stock on or before December 31, 2005. The loan is collateralized by shares that were purchased with the proceeds of the loans; as of September 30, 2005, the ESOP owed $1.8 million on the line of credit. As the loan is repaid, ESOP shares will be allocated to participants of the ESOP and are available for release to the participants subject to the vesting provisions of the ESOP. The Company contributed $316,757, $503,605, and $717,636, respectively, to the ESOP in years ended September 30, 2006, 2005, and 2004.

The Company also has a supplemental retirement plan for certain executive officers. The plan requires that a set amount be deposited into a trust each year until the executive officers reach 60 years of age. The amount of expense related to such plans was approximately $122,000, for each of the years ended September 30, 2006, 2005, and 2004, respectively.

14. INCOME TAXES

Bancorp and its subsidiaries file consolidated federal income tax returns on a fiscal year basis. During the year ended September 30, 1997, new legislation was enacted which provides for the recapture into taxable income of certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Company began changing its method of determining bad debt reserves for tax purposes following the year ended September 30, 1996. The amounts to be recaptured for income tax reporting purposes are considered by the Company in the determination of the net deferred tax liability.

Income tax provision (benefit) for the years ended September 30 is summarized as follows:

	2006	2005	2004
Current tax
Federal	$498,393	$535,991	$2,335,897
State	(54,950)	72,903	451,937

	443,443	608,894	2,787,834
Deferred tax
Federal	(478,401)	404,860	(1,117,427)
State	(55,592)	82,780	(207,163)

	(533,993)	487,640	(1,324,590)

Total	$(90,550)	$1,096,534	$1,463,244

For the year ended September 30, 2006, the Company incurred federal alternative minimum tax of approximately $269,000 due principally to significant earnings from tax-exempt municipal bonds and the increase in the cash surrender value of officers’ life insurance. This amount will be available as a credit to offset regular federal tax in future years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The income tax provision differed from the amounts computed by applying the federal income tax rates as a result of the following:

	2006		2005		2004
Expected income tax expense	34.0%	$721,847	34.0%	$1,496,541	34.0%	$1,672,752
Exempt income	(30.1)	(639,913)	(8.1)	(358,600)	(6.4)	(314,175)
Cash surrender value of life insurance	(5.5)	(117,257)	(2.4)	(104,851)	(2.2)	(107,839)
State tax, net of federal benefit	(3.4)	(72,958)	2.4	104,345	3.3	161,551
Other	0.8	17,731	(0.6)	(40,901)	1.0	50,955

TOTAL	(4.3)%	$(90,550)	25.3%	$1,096,534	29.7%	$1,463,244

The net deferred tax amount, which is included in other assets (liabilities), consisted of the following:

	2006	2005
Deferred tax assets:
Deferred compensation	$712,092	$869,288
Allowance for loan losses	1,633,504	1,857,974
Unrealized loss on available-for-sale securities	1,221,097	980,512
Acquired deposit discount	75,779	—
Acquired loan premium	170,790	—
Tax credits	268,789	—
Other	17,271	17,946

Total deferred tax assets	4,099,321	3,725,720
Deferred tax liabilities:
Acquired core deposit intangible	(740,068)	(1,001,136)
Acquired deposit discount	—	(156,643)
Acquired loan premium	—	(21,351)
FHLB stock dividends	(315,956)	(214,572)
Other	(407,145)	(470,444)

Total deferred tax liabilities	(1,463,169)	(1,864,146)

Net deferred tax asset (liability)	$2,636,152	$1,861,574

The Company provides for the recognition of a deferred tax asset or liability for the future tax consequences of differences in carrying amounts and tax bases of assets and liabilities. Specifically exempted from this provision are bad debt reserves for tax purposes of U.S. savings and loan associations in the association’s base year, as defined. Base year reserves total approximately $3,600,000. Consequently, a deferred tax liability of approximately $1,378,000 related to such reserves is not provided for in the statement of financial condition.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

15. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) to risk weighted assets (as defined). Management believes, as of September 30, 2006, that the Bank met all capital adequacy requirements to which it is subject.

As of September 30, 2006 and 2005, the most recent notification from the Office of Thrift Supervision (“OTS”) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible, and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table:

	Actual		Required For Capital Adequacy Purposes		Required To Be Categorized As Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2006:
Tangible capital to tangible assets	$54,579	7.51%	$10,906	1.50%	N/A	N/A
Core capital to adjusted tangible assets	54,579	7.51	29,084	4.00	$36,355	5.00
Total capital to risk weighted assets	57,573	12.39	37,176	8.00	46,471	10.00
Tier I capital to risk weighted assets	54,579	11.74	18,588	4.00	27,882	6.00
As of September 30, 2005:
Tangible capital to tangible assets	$49,414	6.80%	$10,903	1.50%	N/A	N/A
Core capital to adjusted tangible assets	49,414	6.80	29,074	4.00	$36,343	5.00
Total capital to risk weighted assets	52,623	11.50	36,595	8.00	45,743	10.00
Tier I capital to risk weighted assets	49,414	10.80	18,297	4.00	27,446	6.00

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

16. RETAINED EARNINGS

The Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Bank’s stockholder’s equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions. This requirement effectively limits the dividend paying ability of the Company in that the Company must maintain an investment in equity of the Bank sufficient to enable the Bank to meet its requirements as noted above. Required capital amounts are shown in Note 15 to the consolidated financial statements. Liquidation account balances are not maintained because of the cost of maintenance and the remote likelihood of complete liquidation. Additionally, the Bank is limited to distributions it may make to Bancorp without OTS approval if the distribution would cause the total distributions to exceed the Bank’s net income for the year to date plus the Bank’s net income (less distributions) for the preceding two years. Bancorp may use assets other than its investment in the Bank as a source of dividends.

17. EARNINGS PER SHARE

The earnings per share amounts were computed using the weighted average number of shares outstanding during the periods presented. In accordance with Statement of Position No. 93-6, Employers’ Accounting for Employee Stock Ownership Plans, issued by the American Institute of Certified Public Accountants, shares owned by the Company’s Employee Stock Ownership Plan that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

The weighted average numbers of shares used in the basic and diluted earnings per share calculation are set out in the table below:

	Year Ended September 30
	2006	2005	2004
Basic EPS weighted average shares	4,508,501	4,492,462	4,470,913
Add dilutive effect of unexercised options	68,764	78,772	126,184

Dilutive EPS weighted average shares	4,577,265	4,571,234	4,597,097

18. CONTINGENCIES

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and subsidiaries.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

19. OFF-BALANCE SHEET ARRANGEMENTS AND COMMITMENTS

The Company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments include, but are not limited to the origination, purchase, or sale of loans, the purchase of investment securities, fulfillment of commitments under letters-of-credit, extensions of credit on home equity lines of credit and construction loans, and the commitment to fund withdrawals of savings accounts at maturity.

At September 30, 2006, the Company’s off-balance sheet arrangements principally included lending commitments, which are described below. At September 30, 2006, the Company had no interests in non-consolidated special purpose entities. At September 30, 2006, commitments included:

Total approved loan origination commitments outstanding were $6.4 million.

Rate lock agreements with customers of $3.7 million, all of which have been locked with an investor.

Undisbursed balances of construction loans of $5.8 million.

Total unused lines of credit of $26.9 million.

Outstanding letters of credit of $0.7 million.

Total certificates of deposit scheduled to mature in one year or less of $271.3 million.

Total unfunded commitments to originate loans for sale and the related commitments to sell of $3.7 million meet the definition of a derivative financial instrument; the related asset and liability are considered immaterial at September 30, 2006.

Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, through repayments, deposits and borrowings, to meet its current commitments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support such financial instruments with credit risk.

Commitments to Extend Credit and Financial Guarantees—Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds marketable securities as collateral supporting these commitments for which collateral is deemed necessary.

The Company has not incurred any losses on its commitments in any of the three years in the period ended September 30, 2006.

20. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests total approximately $14,886,239, and $13,110,829 at September 30, 2006, and 2005, respectively. During the year ended September 30, 2006, total principal additions were $7,977,280 and total principal reductions were $6,201,870.

Deposits from related parties held by the Company at September 30, 2006, and 2005, amounted to $5,586,355 and $4,823,108, respectively.

21. RESTRICTED STOCK AWARD PROGRAMS AND STOCK OPTION PLANS

1998 Stock Option Plan—

The Company’s stockholders adopted the 1998 Stock Option Plan (“SOP”) on October 23, 1998. The SOP provides for a committee of the Company’s Board of Directors to award any one or a combination of incentive stock options, non-statutory or compensatory stock options, limited rights, dividend equivalent rights and reload options, representing up to 357,075 shares of the Company’s stock. The options will vest in equal amounts over five years beginning one year from the date of grant. Options granted vest immediately in the event of retirement, disability, or death and are generally exercisable for a three year period following such event. Outstanding stock options expire no later than 10 years from the date of grant. Under the SOP, options have been granted to directors and key employees of the Company. The exercise price in each case equals the fair market value of the Company’s stock at the date of grant. The Company granted 350,000 options on October 23, 1998, which have an exercise price of $9.00 per share, the fair value of the stock on that date. The weighted average remaining contractual life of the options as of September 30, 2006, is 2.1 years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Stock Options Assumed in Acquisition—

During the year ended September 30, 2002, the Company completed its acquisition of North Arkansas Bancshares, Inc. The Company assumed 30,970 in stock options granted to employees and directors of North Arkansas Bancshares, Inc. related to such acquisition. All options granted to non-employee directors shall expire one year after the non-employee director ceases to maintain continuous service.

A summary of the activity of the Company’s stock option plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at October 01, 2004	190,831	$8.77

Granted	—
Exercised	—
Forfeited	—

Outstanding at September 30, 2005	190,831	$8.77

Granted	—
Exercised	—
Forfeited	—

Outstanding at September 30, 2006	190,831	$8.77

Options exercisable at September 30, 2004	190,831	$8.77

Options exercisable at September 30, 2005	190,831	$8.77

Options exercisable at September 30, 2006	190,831	$8.77

1998 Recognition Plan

The 1998 Recognition and Retention Plan (“RRP”) provides for a committee of the Company’s Board of Directors to award restricted stock to key officers as well as non-employee directors. The RRP authorizes the Company to grant up to 142,830 shares of the Company’s common stock. The Committee granted 142,830 shares to key officers and non-employee directors on October 23, 1998.

Compensation expense was recognized based on the fair market value of the shares on the grant date of $9.00 over the vesting period. The shares vested equally over a five year period with the first vesting date of January 3, 2000. All expense associated with this plan has been recognized.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

22. OTHER COMPREHENSIVE INCOME

	Year Ended September 30, 2006
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(214,612)	$72,968	$(141,644)
Less reclassification adjustment for gains included in net income	(269,941)	91,780	(178,161)

Other comprehensive income (loss)	$(484,553)	$164,748	$(319,805)

	Year Ended September 30, 2005
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(2,161,632)	$734,955	$(1,426,677)
Less reclassification adjustment for gains included in net income	(565,939)	192,419	(373,520)

Other comprehensive income (loss)	$(2,727,571)	$927,374	$(1,800,197)

	Year Ended September 30, 2004
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(2,063,261)	$701,509	$(1,361,752)
Less reclassification adjustment for gains included in net income	(385,867)	131,195	(254,672)

Other comprehensive income (loss)	$(2,449,128)	$832,704	$(1,616,424)

23. MERGER AGREEMENT

On July 26, 2006, the Company entered into a definitive agreement with IBERIABANK Corporation (“IBERIABANK”) pursuant to which IBERIABANK will acquire the Company. According to the agreement, shareholders of Bancorp will receive 0.2781 share of IBERIABANK common stock per outstanding share of Bancorp common stock. The merger consideration is not subject to caps or collars. The transaction is expected to be consummated in the first calendar quarter of 2007, subject to regulatory and Bancorp shareholder approvals. Subsequent to completion of the merger, First Community Bank will operate as a separately chartered banking subsidiary of IBERIABANK.

24. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following condensed statements of financial condition as of September 30, 2006 and 2005, and condensed statements of income and cash flows for the years ended September 30, 2006, 2005 and 2004, for Pocahontas Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

POCAHONTAS BANCORP, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Cash	$20,690	$—
Deposit in Bank	4,916,039	6,297,468
Investment in Bank	65,340,575	62,061,533
Loan receivable	1,815,885	2,056,529
Investment securities	903,470	3,126,044
Other assets	1,747,576	1,323,652

TOTAL ASSETS	$74,744,235	$74,865,226

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$3,038,363	$3,659,300
Deferred compensation	1,766,221	1,874,989
Trust preferred securities	16,983,450	16,962,683
Stockholders’ equity	52,956,201	52,368,254

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,744,235	$74,865,226

CONDENSED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
INCOME:
Dividend from the Bank	$—	$4,000,000	$5,500,000
Interest and investment income	543,898	497,144	536,154

Total Income	543,898	4,497,144	6,036,154

EXPENSES:
Interest expense	1,703,511	1,568,526	1,335,162
Operating expenses	1,090,918	748,985	671,960

Total Expenses	2,794,429	2,317,511	2,007,122

EARNINGS (LOSS) BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY	(2,250,531)	2,179,633	4,029,032

INCOME TAX BENEFIT	887,836	726,535	517,437

EARNINGS (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY	(1,362,695)	2,906,168	4,546,469

EQUITY IN UNDISTRIBUTED EARNINGS (DISTRIBUTIONS IN EXCESS OF EARNINGS) OF BANK SUBSIDIARY	3,576,325	332,888	(1,089,855)

NET INCOME	$2,213,630	$3,239,056	$3,456,614

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

POCAHONTAS BANCORP, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$2,213,630	$3,239,056	$3,456,614
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank subsidiary	(3,576,325)	(332,888)	1,089,855
ESOP allocation	213,056	335,987	—
Amortization	20,767	20,766	20,767
Gain on sales of securities	(265,857)	—	—
Changes in operating assets and liabilities:
Trading securities	(442,256)	(1,143,679)	(485,113)
Loan receivable	240,644	34,696	(1,553,104)
Other assets	(412,324)	(559,079)	166,505
Accrued expenses and other liabilities	(697,046)	623,938	(74,045)
Deferred compensation	(108,769)	(107,945)	(125,737)

Net cash (used) provided by operating activities	(2,814,480)	2,110,852	2,495,742

INVESTING ACTIVITIES:
Proceeds from sales of investments	2,896,563	—	—

Net cash provided by investing activities	2,896,563	—	—

FINANCING ACTIVITIES:
Options exercised	—	—	924,703
Dividends paid	(1,442,822)	(1,438,506)	(1,442,791)
Purchase of treasury stock	—	—	(230,344)

Net cash used by financing activities	(1,442,822)	(1,438,506)	(748,432)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,360,739)	672,346	1,747,310

CASH AND CASH EQUIVALENTS:
Beginning of year	6,297,468	5,625,122	3,877,812

End of year	$4,936,729	$6,297,468	$5,625,122

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

25. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables represent summarized data for each of the four quarters in the years ended September 30, 2006 and 2005:

	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
Interest income	$10,145	$9,816	$9,770	$9,451
Interest expense	6,550	6,204	5,879	5,498

Net interest income	3,595	3,612	3,891	3,953
Provision for loan losses	535	—	310	—

Net interest income after provision for loan losses	3,060	3,612	3,581	3,953
Non-interest income	1,065	1,150	1,352	1,455
Non-interest expense	4,247	4,161	4,379	4,317

Income before income taxes	(122)	601	554	1,091
Income tax expense (benefit)	(209)	(38)	(77)	234

Net income	$87	$639	$631	$857

Basic earnings per share	$0.02	$0.14	$0.14	$0.19
Diluted earnings per share	$0.01	$0.14	$0.14	$0.19
Cash dividends declared per common share	$0.08	$0.08	$0.08	$0.08

	2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
Interest income	$9,071	$9,059	$8,724	$8,778
Interest expense	5,102	4,862	4,567	4,411

Net interest income	3,969	4,197	4,157	4,367
Provision for loan losses	400	—	—	125

Net interest income after provision for loan losses	3,569	4,197	4,157	4,242
Non-interest income	1,572	1,734	819	1,551
Non-interest expense	4,427	4,653	4,325	4,100

Income before income taxes	714	1,278	651	1,693
Income tax expense (benefit)	(140)	440	221	576

Net income	$854	$838	$430	$1,117

Basic earnings per share	$0.19	$0.19	$0.09	$0.25
Diluted earnings per share	$0.19	$0.19	$0.09	$0.24
Cash dividends declared per common share	$0.08	$0.08	$0.08	$0.08

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

26.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements included in its Form 10-K/A for the year ended September 30, 2005, the Company determined that a restatement of the amounts for the taxable and nontaxable securities interest income line items of the consolidated statement of income for the year ended September 30, 2004 was necessary due to a classification error. The previously reported nontaxable securities interest income of $0.3 million was understated by $0.6 million and the previously reported taxable securities interest income of $11.8 million was overstated by $0.6 million for the year ended September 30, 2004. The reclassification within securities interest income had no effect on total interest income or any other financial statement line item. In addition, the Company determined that amounts previously presented in the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 contained errors related to the Company’s transfers from loans to real estate acquired, or deemed acquired, through foreclosure and the loans originated to finance the sale of real estate acquired through foreclosure. As a result, the accompanying consolidated statements of cash flows for the years ended September 30, 2005, and 2004 have been restated to eliminate the effect of the non cash transactions from both the investing activities and operating activities sections. These corrections resulted in an increase in net cash provided by operating activities and a corresponding decrease in cash provided by (or increase in cash used in) investing activities of $2.2 million, and $2.7 million from those amounts previously restated in the consolidated statements of cash flows for the years ended September 30, 2005 and 2004, respectively. There was no change in the net increase (decrease) in cash resulting from these corrections. Further, these changes had no effect on the Company’s consolidated statements of income, consolidated statements of financial condition, or consolidated statements of shareholders’ equity.

As previously reported in its Form 10-K/A for the year ended September 30, 2005, the Company had also previously determined that amounts presented in the Company’s consolidated statement of cash flows for the year ended September 30, 2005, reflected an error in the presentation of the Company’s investment securities that were purchased, but not yet settled, at September 30, 2005. An error in the presentation of the receipt of stock dividends paid on FHLB stock has also been corrected for the years ended September 30, 2005 and 2004. As a result, the consolidated statement of cash flows for the year ended September 30, 2005 has previously been restated to present the purchase of securities not yet settled at September 30, 2005 as a non-cash activity rather than in the investing activities and operating activities sections. The amounts presented in the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 also reflect a correction in the presentation of the receipt of stock dividends on FHLB stock as an adjustment to reconcile net income to net cash provided by operating activities rather than investing activities. There was no change in the net increase (decrease) in cash resulting from either of these corrections. Further, these changes had no effect on the Company’s consolidated statements of income, consolidated statements of financial condition, or consolidated statements of shareholders’ equity.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The effect of the restatements on the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 is reflected in the table below:

Consolidated statement of cash flows:

	2005			2004
	As originally reported	As previously restated	As currently restated	As originally reported	As previously restated	As currently restated
OPERATING ACTIVITIES:
Stock dividends on FHLB stock	$—	$(257,700)	$(257,700)	$—	$(113,400)	$(113,400)
Changes in operating assets and liabilities:
Other assets	(3,308,409)	(3,308,409)	(1,123,662)	(874,352)	(874,352)	1,832,607
Accrued expenses and other liabilities	3,743,021	1,313,021	1,313,021	(798,322)	(798,322)	(798,322)
Net cash provided by operating activities	3,586,039	898,339	3,083,086	8,100,223	7,986,823	10,693,782

INVESTING ACTIVITIES:
Purchases of available for sale and held to maturity securities	(83,004,357)	(80,574,357)	(80,574,357)	(112,557,349)	(112,557,349)	(112,557,349)
Net (increase) decrease in FHLB Bank stock	(36,100)	221,600	221,600	(2,342,200)	(2,228,800)	(2,228,800)
Increase in loans, net	(44,679,765)	(44,679,765)	(46,043,012)	(277,502)	(277,502)	(1,834,799)
Proceeds from sale of REO	1,810,175	1,810,175	988,675	2,031,355	2,031,355	881,693
Net cash provided (used) by investing activities	(31,199,393)	(28,511,693)	(30,696,440)	39,461,725	39,575,125	36,868,166

FINANCING ACTIVITIES:
Net cash provided (used) by financing activities	15,806,314	15,806,314	15,806,314	(34,363,946)	(34,363,946)	(34,363,946)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(11,807,040)	(11,807,040)	(11,807,040)	13,198,002	13,198,002	13,198,002

CASH AND DUE FROM BANKS, AT BEGINNING OF PERIOD	35,218,491	35,218,491	35,218,491	22,020,489	22,020,489	22,020,489

CASH AND DUE FROM BANKS, AT END OF PERIOD	$23,411,451	$23,411,451	$23,411,451	$35,218,491	$35,218,491	$35,218,491

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of securities not yet settled	$—	$2,430,000	$2,430,000	$—	$—	$—

EXPERTS

The consolidated financial statements of IBERIABANK Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and IBERIABANK Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, included in this information statement-prospectus, have been included herein in reliance upon the report of Castaing, Hussey & Lolan, LLC, independent registered public accountants, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pulaski Investment Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, included in this information statement-prospectus, have been included herein in reliance upon the report of Kemp & Company, independent accountants, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2006 and for the year ended September 30, 2006, included in this information statement-prospectus, have been audited by KraftCPAs, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2005 and for each of the two years in the period ended September 30, 2005, included in this information statement-prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatements of the financial statements for the years ended September 30, 2005 and 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger will be passed upon by Jones, Walker, Waechter, Poitevent, Carrĕre & Denĕgre, L.L. P., Washington, DC, special counsel to IBERIABANK Corporation. The United States federal income tax consequences of the merger transaction will be passed on by Friday, Eldredge & Clark, LLP, Little Rock, Arkansas, counsel to Pulaski Investment Corporation.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

PULASKI INVESTMENT CORPORATION

The following table sets forth, to the best knowledge and belief of Pulaski Investment Corporation, certain information regarding the beneficial ownership of the Pulaski Investment Corporation common stock as of                     , 2006 by (i) each person known to Pulaski Investment Corporation to be the beneficial owner of more than 5% of the outstanding Pulaski Investment Corporation Class A and Class B common stock, (ii) each director of Pulaski Investment Corporation and (iii) all of Pulaski Investment Corporation’s directors and executive officers as a group.

		Beneficial Ownership
Name and Address of Beneficial Owner*	Title	Number of Class A Shares (1)		Percent of Class A	Number of Class B Shares		Percent of Class B
James C. East	Chairman	107,388	(2)	88.4%	—		—
J. Hunter East	Vice Chairman/ CEO	—		—	315,571.15	(3)	13.6%
James C. East Family Limited Partnership	—	—		—	1,724,794	(7)	74.4%
Mark V. Williamson Co., Inc. Profit Sharing Plan	—	6,139	(4)(11)	5.1%	116,641	(4)(11)	5.0%
East Family Irrevocable Trust	—	4,556	(5)(6)(8)	3.8%	86,564	(6)(8)	3.7%
East Family Irrevocable Trust Two	—	—	(9)	—	—	(9)	—
East Family Irrevocable Trust Three	—	—	(10)	—	—	(10)	—
Robert C. Magee	Director/ President/CFO	—		—	—		—
Mark V. Williamson	Director	391	(4)(12)	0.3%	7,429	(4)(12)	0.3%
Dan Boland	Secretary	—		—	—		—
All directors and executive officers as a group (5 persons)	—

*	Except as otherwise disclosed, the address of each person below is c/o Pulaski Bank and Trust Company, 5800 R Street, Little Rock, Arkansas 72207.
(1)	Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Information relating to beneficial ownership of shares is based upon “beneficial ownership” concepts set forth in rules promulgated under the Securities Exchange Act of 1934, as amended. Under such rules a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or sell the security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days.
(2)	This does not include shares beneficially owned by Mr. James C. East in the James C. East Family Limited Partnership. Mr. East serves as co-general partner and is a limited partner of the partnership.
(3)	This does not include shares held directly by the East Family Irrevocable Trust, and those held indirectly (as limited partners in the James C. East Family Limited Partnership) by the East Family Irrevocable Trust Two or the East Family Irrevocable Trust Three . Mr. J. Hunter East serves as co-trustee of each of these trusts and has the authority to direct the vote of a majority of the Pulaski Investment Corporation shares held in the East Family Irrevocable Trust.
(4)	The business address of both the Mark V. Williamson Co., Inc. Profit Sharing Plan and Mark V. Williamson is 1910 N. Grant, Little Rock, Arkansas 72207.
(5)	Includes all Pulaski Investment Corporation shares held in trust. Mr. J. Hunter East generally has voting authority with respect to three-fourths of such shares.

(6)	This does not include shares owned by the East Family Irrevocable Trust in the James C. East Family Limited Partnership. This trust serves as co-general partner and is a limited partner of the partnership.
(7)	The James C. East Family Limited Partnership has three classes of partnership interests outstanding. The general partner interests are owned 99.58% by James C. East and 0.42% by the East Family Irrevocable Trust. The “common” limited partner interests are owned 79.5873% by James C. East, 0.4127% by the East Family Irrevocable Trust, 15.50% by the East Family Irrevocable Trust Two, and 3.50% by the East Family Irrevocable Trust Three. The “preferred” limited partner interests are owned 99.5831% by James C. East and 0.4169% by the East Family Irrevocable Trust.
(8)	The trustees and primary beneficiaries of the East Family Irrevocable Trust are: J. Hunter East, Lindsey Robinson East, Letitia Jane East and Jack Collier East. Separate equal shares within the East Family Irrevocable Trust have been established for each beneficiary with respect to Pulaski Investment Corporation shares held by the trust. Lindsey Robinson East and Letitia Jane East have granted a power of attorney to J. Hunter East authorizing Mr. East to vote the shares of Pulaski Investment Corporation held by their respective shares of the East Family Irrevocable Trust.
(9)	The trustees and primary beneficiaries of the East Family Irrevocable Trust Two are: J. Hunter East, Lindsey Robinson East, Letitia Jane East and Jack Collier East. Separate equal shares within the East Family Irrevocable Trust Two have been established for each beneficiary with respect to limited partnership interests in the James C. East Family Limited Partnership.
(10)	The primary beneficiaries of the East Family Irrevocable Trust Three are: J. Hunter East, Lindsey Robinson East, Letitia Jane East and Jack Collier East. The trustees are: J. Hunter East, Letitia Jane East and Jack Collier East. Separate equal shares within the East Family Irrevocable Trust Three have been established for each beneficiary with respect to limited partnership interests in the James C. East Family Limited Partnership.
(11)	This does not include Pulaski Investment Corporation shares owned individually by Mark V. Williamson. Mr. Williamson serves as trustee of the Mark V. Williamson Co., Inc. Profit Sharing Plan.
(12)	This does not include Pulaski Investment Corporation shares owned by the Mark V. Williamson Co., Inc. Profit Sharing Plan. Mr. Williamson serves as trustee of this plan.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

OF IBERIABANK CORPORATION

The following table includes, as of December 31, 2006, certain information as to the IBERIABANK Corporation common stock beneficially owned by (i) the only persons or entities, including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who or which was known to the company to be the beneficial owner of more than 5% of its common stock, (ii) the directors of the company, (iii) executive officers of the company and (iv) all directors and executive officers of the company as a group.

	Common Stock Beneficially Owned as of Record Date (1) (2) (3) (4)
Name of Beneficial Owner	Amount		Percentage
Goldman Sachs Asset Management, L.P. 32 Old Slip New York, New York 10005	544,627	(5)	5.30%

IBERIABANK Corporation Retirement Savings Plan Trust 200 West Congress Street Lafayette, Louisiana 70501	603,792	(6)	5.87%

Directors:
Elaine D. Abell	47,154		*
Harry V. Barton, Jr.	27,824		*
Ernest P. Breaux, Jr.	23,814		*
Daryl G. Byrd	406,986		3.85%
John N. Casbon	15,250		*
William H. Fenstermaker	48,364		*
Larrey G. Mouton	112,062		1.09%
Jefferson G. Parker	48,301		*
O. Miles Pollard, Jr.	5,188		*
E. Stewart Shea III	84,739		*
David H. Welch	1,626		*

Executive officers who are not directors:
Michael J. Brown	166,675		1.60%
John R. Davis	175,182		1.69%
Michael A. Naquin	87,456		*
George J. Becker III	134,537		1.30%
All directors and executive officers as a group (17 persons)	1,506,968		13.61%

*	Represents less than 1% of the outstanding common stock.
(1)	Unless otherwise indicated, shares are held with sole voting and investment power.
(2)	Includes shares of common stock owned directly by directors and executive officers as well as shares held by their spouses, minor children and trusts of which they are trustees. Also includes shares allocated to the accounts of participants in the company’s Retirement Savings Plan.
(3)	Includes all shares that may be acquired upon the exercise of stock options as of December 15, 2006, as follows: 3,125 shares by Ms. Abell; 3,125 shares by Mr. Barton; 10,291 shares by Mr. Breaux; 274,902 shares by Mr. Byrd; 10,313 shares by Mr. Casbon; 3,125 shares by Mr. Fenstermaker; 3,125 shares by Mr. Mouton; 9,415 shares by Mr. Parker; 3,125 shares by Mr. Pollard; 3,125 shares by Mr. Shea; 116,245 shares by Mr. Brown; 112,019 shares by Mr. Davis; 101,736 shares by Mr. Becker; 57,621 by Mr. Naquin and 786,644 shares by all directors and executive officers as a group.
(4)	Includes unvested restricted shares that may be voted by the following persons: 45,863 shares by Mr. Byrd; 23,613 shares by each of Messrs. Brown and Davis; 12,817 shares by Mr. Becker; 22,946 shares by Mr. Naquin; and 37,817 shares by all directors and executive officers as a group.

(5)	Shares are as reported in the latest Schedule 13G filed by Goldman Sachs Asset Management, L.P., an investment advisor, which disclaims ownership of any securities managed on its behalf by third parties.
(6)	Under the terms of the IBERIABANK Corporation Retirement Savings Plan, the Trustee must vote all shares held therein in accordance with the instructions of the participating employees. Shares for which employees do not give instructions are voted in the in the same proportion as shares for which voting instructions were provided by participants on any matter.

OTHER MATTERS

As of the date of this document, the Pulaski Investment Corporation board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the shares of IBERIABANK Corporation common stock to be issued to Pulaski Investment Corporation stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about IBERIABANK Corporation and Pulaski Investment Corporation’s stock.

The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this information statement–prospectus. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like IBERIABANK Corporation, that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The reports and other information filed by IBERIABANK Corporation with the Securities and Exchange Commission are also available at IBERIABANK Corporation’s website. The address is www.iberiabank.com. We have included the web addresses of the Securities Exchange Commission and IBERIABANK Corporation as inactive textual references only.
You should also be able to inspect reports, proxy statements and other information about IBERIABANK Corporation at the offices of the Nasdaq Global Market, Inc.

The Securities and Exchange Commission allows IBERIABANK Corporation to incorporate certain information into this information statement-prospectus by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this information statement-prospectus, except for any information that is superseded by information in this information statement-prospectus. The documents that are incorporated by reference contain important information about IBERIABANK Corporation, and you should read this document together with any other documents incorporated by reference in this information statement-prospectus.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by IBERIABANK Corporation (File No. 000-25756):

•	Annual Report on Form 10-K for the year ended December 31, 2005.

•	Definitive Proxy Statement filed on April 4, 2006.

A copy of IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 (excluding certain exhibits) is attached as Appendix C to this information statement-prospectus. A copy of IBERIABANK Corporation’s Proxy Statement for the 2006 Annual Meeting of Stockholders is attached as Appendix D to this information statement-prospectus.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

A copy of IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 is attached as Appendix E to this information statement-prospectus.

•	Current Reports on Form 8-K dated May 17, 2006, July 26, 2006 (as amended), August 9, 2006, October 31, 2006, November 10, 2006, and November 16, 2006.

IBERIABANK Corporation has supplied all information contained or incorporated by reference in this information statement-prospectus relating to IBERIABANK Corporation, Pulaski Investment Corporation has supplied all information contained in this information statement-prospectus relating to Pulaski Investment Corporation. Pocahontas Bancorp has supplied all information contained in this information statement-prospectus relating to Pocahontas Bancorp.

Neither IBERIABANK Corporation nor Pulaski Investment Corporation has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation, Pulaski Investment Corporation and Pocahontas Bancorp; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or these combinations may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger and/or the proposed acquisition of Pocahontas Bancorp may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger and/or the proposed acquisition of Pocahontas Bancorp, including adverse affects of relationship with employees, may be greater than expected;

•	governmental approvals of the merger and/or the proposed acquisition of Pocahontas Bancorp may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Appendix A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is dated as of August 9, 2006, between Pulaski Investment Corporation (“PIC”), a bank holding company with principal offices in Little Rock, Arkansas, and IBERIABANK Corporation (“IBKC”), a bank holding company with principal offices in Lafayette, Louisiana.

RECITALS

1. The Board of Directors of each party hereto believes that the transactions described in this Agreement are in the best interests of such party and its stockholders.

2. By virtue of the reorganization that is effectuated by this Agreement, PIC will be merged with and into IBERIABANK Acquisition Corporation (“IBAC”), a wholly-owned subsidiary of IBKC (the “Merger”), and except as provided in this Agreement, the then outstanding shares of PIC Common Stock will be converted into shares of IBKC Common Stock and cash.

3. The Merger is subject to prior stockholder and regulatory approvals and the prior satisfaction of certain other conditions set forth in this Agreement.

4. The parties hereto intend that the reorganization contemplated by this Agreement qualify for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual warranties, representations, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

SECTION I.

DEFINITIONS

Except as may otherwise be provided in this Agreement, the capitalized terms set forth below shall have the following respective meanings, in their singular or plural forms as applicable:

1.1 “Acquisition Proposal” – shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the capital stock or assets of, share exchange, or other business combination involving the acquisition of PIC or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, PIC or any of its Subsidiaries, or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the transactions contemplated under this Agreement.

1.2 “Agreement” – this Agreement and Plan of Merger, including any amendment hereto.

1.3 “ABCA” – the Arkansas Business Corporation Act.

1.4 “BCL” – the Louisiana Business Corporation Law.

1.5 “BHC Act” – the federal Bank Holding Company Act of 1956.

1.6 “Business Day” – Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the states of Louisiana and/or Arkansas are authorized or obligated to close.

1.7 “Certificates” – the certificates representing shares of PIC Common Stock on or prior to the Effective Date.

1.8 “Closing” – the closing of the transactions contemplated hereunder as described in Section 3.1 of this Agreement.

1.9 “Code”– the Internal Revenue Code of 1986, as amended.

1.10 “Effective Date” – the date and time at which the Merger becomes effective, as described in Section 3.2 of this Agreement.

1.11 “ERISA” – the Employee Retirement Income Security Act of 1974, as amended.

1.12 “Exchange Agent” – IBKC’s stock transfer agent or such other third party experienced in the stock transfer business reasonably acceptable to PIC which shall act as the exchange agent pursuant to Section 2.2(f) hereof.

1.13 “Exchange Ratios” – the Fixed Exchange Ratio and the Floating Exchange Ratio.

1.14 “Federal Reserve” – the Board of Governors of the Federal Reserve System.

1.15 “Financial Statements” – (i) the audited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor, as of December 31, 2005 and 2004 with respect to IBKC and as of December 31, 2005 and 2004 with respect to PIC, and the related consolidated statements of income (or statements of income and comprehensive income), changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the respective years then ended, and (ii) the unaudited consolidated balance sheets of such Warrantor (including related notes and schedules, if any) and related consolidated statements of income (or statements of income and comprehensive income), changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) with respect to the quarterly periods ended subsequent thereto.

1.16 “Fixed Exchange Ratio” - .2274 shares of IBKC Common Stock (rounded to the nearest ten-thousandth of a share).

1.17 “Floating Exchange Ratio” – the quotient (rounded to the nearest ten-thousandth of a share) obtained by dividing $13.323 by the Market Value.

1.18 “GAAP” – generally accepted accounting principles in the United States of America.

1.19 “IBERIABANK” – IBERIABANK, a Louisiana banking corporation and a wholly owned subsidiary of IBKC.

1.20 “IBAC” – IBERIABANK Acquisition Corporation, a Louisiana corporation and a wholly owned subsidiary of IBKC.

1.21 “IBKC” – IBERIABANK Corporation, a Louisiana corporation.

1.22 “IBKC Common Stock” – the common stock, par value $1.00 per share, of IBKC.

1.23 “Market Value” – the average of the daily weighted average trading prices of the IBKC Common Stock on the NASDAQ Global Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) Business Day prior to the Effective Date.

1.24 “Material Adverse Effect” – with respect to a Warrantor, means any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Warrantor and its Subsidiaries taken as a whole, or (b) materially and adversely affects the ability of the Warrantor to perform its obligations hereunder or materially and adversely affects the timely consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (i) any change in the value of the securities or loan portfolio of the Warrantor, whether held as available for sale or held to maturity, resulting from changes in the prevailing level or interest rates; (ii) any change, effect, event or occurrence relating to the announcement or performance of this Agreement and the transactions contemplated hereby, including the expenses incurred by the Warrantor in consummating the transactions contemplated by this Agreement; (iii) with respect to PIC and its Subsidiaries, any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of IBKC; (iv) any change in banking, or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities; (v) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; and (vi) the payment of any amounts due to, or the provision of any other benefits to, any directors, officers or employees of PIC and its Subsidiaries pursuant to employment agreements, plans and other arrangements described in this Agreement.

1.25 “Merger” – the merger of PIC with and into IBAC.

1.26 “Merger Agreement” — the Merger Agreement, substantially in the form attached hereto as Exhibit I, providing for the Merger.

1.27 “1933 Act” – the Securities Act of 1933, as amended.

1.28 “1934 Act” – the Securities Exchange Act of 1934, as amended.

1.29 “PBT” – Pulaski Bank & Trust Company, an Arkansas banking corporation and a wholly owned subsidiary of PIC.

1.30 “PIC” – Pulaski Investment Corporation, an Arkansas corporation.

1.31 “PIC Common Stock” – the common stock, par value $0.25 per share, of PIC.

1.32 “Person” – any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated association.

1.33 “Proxy Statement” – the proxy or information statement to be used by PIC and, if required by law or applicable NASDAQ listing standards, IBKC in connection with the Stockholders Meeting to consider and vote upon the transactions contemplated by this Agreement, together with any and all amendments or supplements thereto.

1.34 “Registration Statement” – the Registration Statement on Form S-4 (or other appropriate form) and all amendments and supplements thereto filed with the SEC by IBKC under the 1933 Act in connection with the transactions contemplated by this Agreement.

1.35 “Regulatory Authorities” – collectively, any federal or state banking, insurance, securities or other governmental or regulatory authority whose approval is necessary to consummate the transactions contemplated by this Agreement.

1.36 “SEC” - the United States Securities and Exchange Commission.

1.37 “SEC Documents” – all reports, proxy statements, registration statements and other documents filed by any Warrantor pursuant to the Securities Laws.

1.38 “Securities Laws” – the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of the SEC under each of such acts.

1.39 “Stockholders Meeting” – the meeting of the stockholders of PIC and, if required by law or applicable NASDAQ listing standards, of IBKC to be held pursuant to Section 7.1(b) of this Agreement, including any adjournments thereof.

1.40 “Subsidiaries” - all those corporations, banks, savings banks, associations and other entities of which the Person in question owns or controls 100% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 100% or more of the outstanding equity securities is owned directly or indirectly by such Person; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity, through a small business investment corporation or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

1.41 “Warrantor” – IBKC or PIC, as the case may be.

1.42 “Warrantor Benefit Plans” – the benefit plans of IBKC or PIC, as defined in Section 5.11(a) of this Agreement and as the context shall require, which shall depend on whether the Warrantor is IBKC or PIC and shall correspond therewith.

1.43 “Warrantor Common Stock” – the IBKC Common Stock or the PIC Common Stock, as the context shall require, which shall depend on whether the Warrantor is IBKC or PIC and shall correspond therewith.

1.44 “Warrantor Companies” – collectively, PIC and all PIC Subsidiaries or, collectively, IBKC and all IBKC Subsidiaries, as the context shall require.

1.45 “Warrantor Financial Statements” – the Financial Statements of Warrantor.

1.46 “Warrantor Subsidiaries” – the Subsidiaries of PIC or IBKC, as the context shall require, which shall include the Subsidiaries described in Section 1.40 of this Agreement and any corporation, bank, savings bank, association or other entity that becomes or is acquired as a Subsidiary of a Warrantor in the future.

Other terms are defined as set forth below.

SECTION II.

CERTAIN TRANSACTIONS AND TERMS OF MERGER

2.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Date, PIC will be merged with and into IBAC in accordance with the Merger Agreement, this Agreement, the ABCA and the BCL.

2.2 Conversion of PIC Common Stock.

(a) As used herein, the term “Total Merger Consideration” shall mean: (i) a number of shares of IBKC Common Stock with a total market value of $32.5 million based upon the trading price of IBKC Common Stock applicable to the Fixed Exchange Ratio ($58.60 per share);plus (ii) a number of shares of IBKC Common Stock with a total Market Value of $32.5 million based upon the trading prices of IBKC Common Stock to be applicable to the Floating Exchange Ratio; plus (iii) cash (without interest) in the total amount of $65.0 million, subject to adjustment under Sections 7.8 and 8.7 of this Agreement.

(b) Except for shares of PIC Common Stock as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited (“Dissenters’ Shares”) under the ABCA, and as otherwise provided herein, at the Effective Date each issued and outstanding share of PIC Common Stock will be converted into the “Per Share Merger Consideration” which shall mean:

(i)	shares of IBKC Common Stock based upon the Fixed Exchange Ratio; plus

(ii)	shares of IBKC Common Stock based upon the Floating Exchange Ratio; plus

(iii)	an amount of cash (without interest) determined by dividing $65.0 million by the number of shares of PIC Common Stock outstanding on the Effective Date (rounded to the nearest whole cent).

(c) Shares of PIC Common Stock that are held by PIC and any PIC Subsidiary (other than shares held in a fiduciary capacity) shall not be considered to be outstanding and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date and without any further action by any party.

(d) If, before the Effective Date, IBKC should split, reclassify, recapitalize or combine the IBKC Common Stock, or pay a stock dividend in IBKC Common Stock, or otherwise change the IBKC Common Stock into any other securities, or make any other dividend or distribution in respect of the IBKC Common Stock (other than normal cash dividends consistent with past practices as the same may be adjusted from time to time in accordance with or not in violation of this Agreement), and the record date therefore is prior to the Effective Date, then the Exchange Ratios will be appropriately and proportionately adjusted to reflect such split, reclassification, recapitalization, combination, stock dividend or other distribution or change.

(e) In lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to a PIC stockholder as determined following application of Section 2.2(a), each holder of PIC Common Stock who would otherwise be entitled thereto, after aggregating into whole shares all fractional shares of IBKC Common Stock to which such holder is entitled by virtue of the Merger, upon surrender of the certificate(s) which represented PIC Common Stock, will receive, without interest, cash equal to such fractional share multiplied by $58.60.

(f) No later than the Effective Date, IBKC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of PIC Common Stock, for exchange in accordance with this Section 2.2, certificates and cash (in immediately available funds) representing the Total Merger Consideration to be paid. After the Effective Date, each holder of PIC Common Stock (other than Dissenters’ Shares), upon surrender of such holder’s Certificates in accordance herewith, will be entitled to receive the shares of IBKC Common Stock and cash into which such holder’s shares have been converted, less any applicable tax withholding. Until then, each Certificate for PIC Common Stock will represent the Per Share Merger Consideration into which the shares of PIC Common Stock represented thereby were converted, except that IBKC may refuse to pay any dividend or other distribution payable to holders of any unsurrendered Certificate for PIC Common Stock (without any interest thereon) until surrender or if such dividend or distribution has reverted in full ownership to IBKC under its Articles of Incorporation. Whether or not a Certificate for PIC Common Stock is surrendered, after the Effective Date it will not represent any interest in any Person other than IBKC.

(g) Prior to the Effective Date, IBKC or the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration into which the shares of PIC Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Section 2.2. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore (i) a certificate representing that number of shares of IBKC Common Stock to which such former holder of PIC Common Stock shall have become entitled pursuant to this Agreement and (ii) a check (or, as provided in Section 2.2(h) below, wire transfer of immediately available funds) representing that amount of cash to which such former holder of PIC Common Stock shall have become entitled pursuant to this Agreement.

(h) IBKC and the Exchange Agent shall within one (1) Business Day after the Effective Date wire the cash amount of the Per Share Merger Consideration and deliver by overnight courier certificates for shares of IBKC Common Stock to any former holders of PIC Common Stock who request such payment and have properly surrendered Certificates in exchange for the Merger Consideration prior to the Effective Date.

(i) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as IBKC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration deliverable in respect thereof.

(j) If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Per Share Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

2.3 Employee Agreements.

(a) Schedule 2.3(a) sets forth a list of all of the Executive Phantom Ownership Plan Agreements, Deferred Compensation Agreements and Retention Agreements (collectively, the “Agreements”) between PIC or its applicable Subsidiary and their respective employees and the estimated amounts to be paid by PIC or its applicable Subsidiary, at or immediately prior to the Effective Date, to the employees as set forth on Schedule 2.3(a) pursuant to said Agreements. At or prior to the Effective Date, PIC or its applicable Subsidiary shall pay to the employees listed on Schedule 2.3(a) the amounts, without material deviation, as set forth on Schedule 2.3(a) against delivery by each listed employee of an instrument in writing signed by the employee acknowledging (i) receipt of said payment as full payment for all amounts due and payable to such employee thereunder and (ii) the termination of said agreement, effective immediately upon the execution and delivery of said acknowledgment. In addition, at or prior to the Effective Date, PIC and its applicable Subsidiaries shall terminate the Executive Phantom Ownership Plan and Deferred Compensation Plan under which such Agreements were executed.

(b) Schedule 2.3(b) sets forth a list of all of the Stay Agreements which PIC has or expects to enter between PIC (or its applicable Subsidiary) and their respective employees.

SECTION III.

CLOSING AND EFFECTIVE DATE

3.1 Time and Place of Closing.

(a) The Closing will take place on a mutually agreed upon Business Day within twenty-one (21) days, or such lesser number of days as is reasonably practical, subsequent to the last of (i) the date of receipt of all required federal or state regulatory agency approvals of the Merger and the expiration of all required waiting periods, and (ii) the date on which the stockholders of PIC approve this Agreement at the Stockholders Meeting to be held pursuant to Section 7.1(b) of this Agreement; or such other date as the parties hereto may mutually agree. If all conditions in Section VIII hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Section VIII as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Section VIII shall be delivered, (iii) the directors and appropriate officers of the parties shall authorize, execute, deliver and acknowledge the articles and certificate of merger, and (iv) the parties shall take such further action, including (without limitation) filing the Merger Agreement and any other necessary filings with the Secretary of State of Louisiana and necessary filings with the Secretary of State of Arkansas, to consummate the transactions contemplated by this Agreement.

(b) If on any date established for the Closing all conditions in Section VIII hereof have not been satisfied or waived by each Warrantor entitled to grant such waiver, then either Warrantor, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) days, as the declaring Warrantor shall select, but no such delay shall extend beyond the last date set forth in subparagraph (c) of Section 9.1(c), and no such delay shall interfere with the right of either Warrantor to declare a termination pursuant to Section IX. The place of Closing shall be at the office of IBKC set forth in Section 10.7.

3.2 Effective Date. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon the approval of the Merger by the Board of Governors of the Federal Reserve System and necessary filings with the Louisiana Secretary of State in accordance with the BCL and the Arkansas Secretary of State in accordance with the ABCA, or such later date and time or may be set forth in such filings (the time the Merger becomes effective being referred to as the “Effective Date.”).

SECTION IV.

MANAGEMENT AND RELATED MATTERS FOLLOWING MERGER

4.1 Board of Directors and Officers of IBAC. At the Effective Date, the board of directors and officers of IBAC shall consist of those persons serving as directors and officers of IBKC immediately prior to the Effective Date.

4.2 Board of Directors and Officers of PIC Subsidiaries. At the Effective Date, the directors and officers of the PIC Subsidiaries shall consist of those persons designated by IBKC prior to the Effective Date.

4.3 Employees and Benefits.

(a) The employees of PIC and its Subsidiaries who remain employed after the Effective Date (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by IBERIABANK after the Closing for their service with PIC or its Subsidiary prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, however, that accrued vacation taken subsequent to the Effective Date may be subject to such limitations as IBKC or IBERIABANK may reasonably require. Any employee of PIC or its Subsidiaries who does not remain employed by PIC or its Subsidiaries after the Effective Date or does not receive a severance payment in connection with the Merger shall receive a severance payment as if he or she were an employee of IBKC for the entire time he or she were an employee of PIC.

(b) In the event of any termination of any PIC or PIC Subsidiary health plan (collectively, a “PIC health plan”), IBKC and IBERIABANK shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by IBKC and IBERIABANK. Unless a Continuing Employee affirmatively terminates coverage under a PIC health plan prior to the time that such Continuing Employee becomes eligible to participate in the IBKC health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the PIC health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of IBKC and IBERIABANK. In the event IBKC terminates any PIC health plan or consolidates of any PIC health plan with any IBKC health plan, individuals covered by the PIC health plan shall be entitled to immediate coverage under the IBKC health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights. All PIC employees who cease participating in a PIC health plan and become participants in a comparable IBKC health plan shall receive credit for any co-payment and deductibles paid under PIC’s health plan, to the extent such credit would be provided under PIC’s health plan, for purposes of satisfying any applicable deductible or out-of-pocket requirements under the IBKC health plan, upon substantiation, in a form reasonably satisfactory to IBKC, that such co-payment and/or deductible has been satisfied.

4.4 Indemnification and Insurance.

(a) IBKC agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of PIC or any PIC Subsidiary (the “Indemnified Parties”) as provided in PIC’s or the PIC Subsidiary’s articles of incorporation or bylaws (including without limitation the right to the advancement of expenses) with respect to matters occurring on or prior to the Effective Date shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim, suit, proceeding, investigation, or other action (“Claim”) asserted or made within such period shall continue until the final disposition of such Claim; provided further, however, that nothing contained in this Section 4.4(a) shall be deemed to preclude the liquidation, consolidation or merger of PIC or any PIC Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against IBKC. Nothing contained in this Section 4.4(a) shall be deemed to preclude any rights to indemnification or limitations on liability provided in PIC’s or any PIC Subsidiary’s articles of incorporation with respect to matters occurring subsequent to the Effective Date to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary.

(b) Any Indemnified Party wishing to claim indemnification under Section 4.4, upon learning of any claim, shall notify IBKC thereof in writing as promptly as is practicable; provided, however, that failure to so notify IBKC shall not relieve IBKC from any liability that would otherwise arise under this Section 4.4 except to the extent such failure prejudices IBKC. IBKC shall have the right to assume the defense thereof and shall not be liable for any expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if IBKC does not assume or continue to pursue such defense, or counsel for the Indemnified Party advises in writing that issues raise conflicts of interest between IBKC and the Indemnified Party, then the Indemnified Party may retain counsel satisfactory to such Indemnified Party (and reasonably satisfactory to IBKC) at IBKC’s expense; provided, however, that (i) IBKC shall not be obligated to pay for more than one counsel for all Indemnified Parties in any jurisdiction except as may be required due to conflicts of interest; (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such claim; and (iii) IBKC shall not be liable for any settlement effected without the prior written consent of IBKC, which consent may be withheld unless such settlement is reasonable in light of such claims, actions, suits, proceedings or investigations against, and defenses available to, such Indemnified Party.

(c) PIC will, for total premiums not to exceed $161,000 (the “Maximum Amount”), purchase a continuation of their current directors and officers liability insurance for a coverage period of three (3) years after the Merger, provided that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, IBKC shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount.

(d) If IBKC or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other Person or entity and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provisions will be made so that such surviving corporation or transferee and its successors and assigns assume the obligations of IBKC set forth in this Agreement. The obligations of IBKC under this Section 4.4 are intended to be for the benefit of, and enforceable against IBKC directly by, the Indemnified Parties and their heirs and representatives and shall be binding on all respective successors and permitted assigns of IBKC. IBKC shall pay all reasonable costs, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.4 to the fullest extent permitted under applicable law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law. The provisions of this Section 4.4 shall survive the Effective Date.

SECTION V.

REPRESENTATIONS AND WARRANTIES OF IBKC AND PIC

IBKC and PIC hereby represent and warrant to the other Warrantor, to the extent pertaining to itself, its Subsidiaries, and/or its business or affairs, subject to the standard set forth in Section 5.21 hereof, that:

5.1 Organization, Standing, and Authority. Warrantor is a corporation duly organized, validly existing, and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Warrantor has corporate power and authority to carry on its business as now conducted in all material respects, to own, lease and operate its assets, properties and business, and to execute and deliver, and to perform its obligations under, this Agreement. Warrantor is duly registered with the Federal Reserve as a bank holding company under the BHC Act. Warrantor has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted in all material respects. Each of IBERIABANK and PBT is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2 Capital Stock.

(a) The authorized, issued and outstanding capital stock of Warrantor as of the date of this Agreement, the number of shares of Warrantor Common Stock reserved for issuance under the Warrantor Benefit Plans as of such date and the number of shares of Warrantor Common Stock that are subject to outstanding stock options under such Warrantor Benefit Plans as of such date, are set forth in Schedule 5.2(a) that pertains to Warrantor. All of the issued and outstanding shares of capital stock of Warrantor are duly and validly authorized and issued and are fully paid and non-assessable. None of the outstanding shares of the capital stock of Warrantor has been issued in violation of any preemptive rights of the current or past stockholders of Warrantor. All of the IBKC Common Stock to be issued in exchange for PIC Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly authorized and fully paid and non-assessable.

(b) Except as set forth in Section 5.2(a), Section 6.1(e) or Schedule 5.2(a), there are, as of the date of this Agreement and will be, at the Effective Date, no shares of capital stock or other equity securities of PIC outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of PIC or contracts, commitments, understandings or arrangements by which PIC is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

5.3 Subsidiaries. Schedule 5.3 lists all of the Subsidiaries of Warrantor as of the date of this Agreement. Except as provided in Louisiana Revised Statutes 6:262, all of the shares of capital stock of IBERIABANK held by IBKC are fully paid and non-assessable and are owned by IBKC free and clear of any claim, lien or encumbrance. Each Subsidiary of Warrantor is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Each of PBT and IBERIABANK has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted in all material respects.

5.4 Authority.

(a) The execution and delivery of this Agreement and the consummation of the transactions contemplated herein or therein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Warrantor, subject, with respect to this Agreement, to the approval of the stockholders of PIC and, if necessary, IBKC at the Stockholders Meeting to the extent required by applicable law. This Agreement, subject to any requisite approval by PIC’s and, if necessary, IBKC’s stockholders, represents the valid and legally binding obligation of Warrantor, enforceable against Warrantor, in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement by Warrantor, nor the consummation by Warrantor of the transactions contemplated herein or therein, nor compliance by Warrantor with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of the charter or by-laws of IBKC or PIC, or (ii) except as set forth on Schedule 5.4(b), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or assets of Warrantor, pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, except such as individually or in the aggregate will not have a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals, authorizations, filings, registrations and notifications referred to in Section 8.5 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Warrantor, or any of its properties or assets.

(c) Other than in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Laws and the rules and regulations thereunder, and other than consents, authorizations, approvals or exemptions required from Regulatory Authorities, no notice to, filing with, authorization of, exemption by or consent or approval of any public body or authority is necessary for the consummation by Warrantor of the Merger and the other transactions contemplated by this Agreement.

(d) The Board of Directors of each of the parties hereto (at a meeting duly called and held prior to the execution of this Agreement) has by requisite vote (i) determined that the Merger is in the best interests of such party and its stockholders, (ii) authorized and approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) directed that the Merger be submitted for consideration to PIC’s stockholders and, if necessary, IBKC’s stockholders at the Stockholders Meeting.

5.5 Financial Statements; Accounting. Prior to the execution of this Agreement, each Warrantor has delivered to the other Warrantor its Warrantor Financial Statements through the period ended December 31, 2005, and each Warrantor will promptly deliver when available copies of such Warrantor Financial Statements in respect of periods ending after December 31, 2005. Each of the Warrantor Financial Statements (as of the dates thereof and for the periods covered thereby): (i) is (and, in the case of Warrantor Financial Statements in respect of periods ending after December 31, 2005, will be) in accordance with the books and records of the Warrantor, and have been and will continue to be maintained in accordance with GAAP (except as permitted by Regulation S-X of the SEC), in all material respects, and (ii) except as permitted by Regulation S-X of the SEC, presents (and, in the case of Warrantor Financial Statements in respect of periods ending after December 31, 2005, will present) fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders’ equity and cash flows of the Warrantor as of the dates and for the periods indicated, in all material respects in accordance with GAAP applicable to financial institution holding companies applied on a basis consistent with prior periods, except as otherwise described (subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes).

5.6 Absence of Undisclosed Liabilities. Except as set forth in Schedule 5.6, neither Warrantor has any obligation or liability (contingent or otherwise) that is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, or that when combined with all similar obligations or liabilities would, either individually or in the aggregate, be material to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, except (i) as reflected in the Warrantor Financial Statements delivered prior to the date of this Agreement, (ii) as reflected by this Agreement, or (iii) for commitments and obligations made, or liabilities incurred, since December 31, 2005, in the ordinary course of its business consistent with past practices.

5.7 Tax Matters.

(a) All material federal, state, local and foreign tax returns required to be filed by or on behalf of Warrantor have been timely filed or requests for extensions have been timely filed, granted and have not expired. All taxes shown on filed returns have been paid, except for taxes which are being contested in good faith or have not yet been fully determined. There is no audit examination, deficiency, refund litigation or matter in controversy with respect to any taxes, except as reserved against in the Warrantor Financial Statements or as set forth on Schedule 5.7(a). All taxes, interest, additions and penalties which are material in amount and which are due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

(b) Except as set forth on Schedule 5.7(b), Warrantor has not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(c) Adequate provision for any federal, state, local or foreign taxes due or to become due for Warrantor for any period or periods through and including December 31, 2005 has been made and is reflected in the Warrantor Financial Statements, and will be made through and including the Closing.

(d) Deferred taxes of the Warrantor Companies have been provided for in accordance with GAAP.

5.8 Loans, Reserves, and Investments.

(a) All loans (including discounts) and financing leases in which Warrantor is lessor (collectively, “Credits”) reflected in the Warrantor Financial Statements were (i) made for adequate consideration in the ordinary course of business, (ii) evidenced by instruments that were true and genuine, and (iii) if secured, secured by valid perfected security interests. An accurate trial balance of all such Credits of PIC and of the investment portfolio as of June 30, 2006 has been previously delivered to IBKC.

(b) The aggregate allowances for losses on Credits and other real estate and foreclosed assets owned reflected on the latest Warrantor Financial Statement delivered on or prior to the date of this Agreement were, as of the date of such Financial Statements and will be, at the Closing, adequate, as of the respective dates of the Financial Statements, in accordance with regulatory guidelines and GAAP in all material respects.

5.9 Properties and Insurance. Except as set forth on Schedule 5.9 or as reserved against in the Warrantor Financial Statements, Warrantor, has good and, as to real property, marketable title, free and clear of all material liens, encumbrances, charges or defaults of any character, to all of the material properties and assets, tangible or intangible, reflected in the Warrantor Financial Statements as being owned by the Warrantor as of the dates thereof. To the knowledge of Warrantor’s management, (i) all buildings and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis and are held under leases or subleases by the Warrantor are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought); and (ii) the policies of fire, theft, liability, fidelity and other insurance maintained with respect to the assets or businesses of the Warrantor provide adequate coverage against loss.

5.10 Compliance with Laws. Except as set forth in Schedule 5.10, each Warrantor:

(a) Is, to its knowledge, in compliance in all material respects with all laws, regulations, reporting and licensing requirements and orders applicable to its business or to the employees conducting its business;

(b) Has received no notification or communication from any Regulatory Authority (i) threatening to revoke any license, franchise, permit or governmental authorization which is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis or the ability of the Warrantor to consummate the transactions contemplated under this Agreement, under the terms hereof and thereof, or (ii) requiring Warrantor (or any of its officers, directors or controlling Persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(c) Has complied in all material respects with the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory”.

5.11 Employee Benefit Plans.

(a) (i) Warrantor has delivered or made available to the other Warrantor, prior to the execution of this Agreement, copies of each pension, retirement, profit sharing, supplemental or excess retirement, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership, life insurance, disability, vacation pay, severance pay (including, without limitation change of control or golden parachute arrangements), incentive, deferred compensation, bonus or benefit arrangement, health or hospitalization program, fringe benefit or perquisite arrangement or other similar plan as in effect on the date of this Agreement, including, without limitation, any “employee benefit plan”, as that term is defined in Section 3(3) of ERISA, in respect of any of the present or former directors, officers, other employees or independent contractors of, or dependents, spouses or other beneficiaries of any of such directors, officers, other employees or independent contractors of, any of the Warrantor Companies (collectively, the “Warrantor Benefit Plans”), and (ii) PIC and the PIC Subsidiaries have delivered or made available to IBKC, prior to the execution of this Agreement, copies of each employment or consulting agreement as in effect on the date of this Agreement which provides any benefit or perquisites to or in respect of any of the present or former directors or officers of, or dependents, spouses or other beneficiaries of any of such directors or officers of, PIC and the PIC Subsidiaries, which employment and consulting agreements are, with respect to PIC and the PIC Subsidiaries, included in the term “Warrantor Benefit Plans” as defined above. Any of the Warrantor Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Warrantor ERISA Plan”. No Warrantor has participated in or been a member of, and no Warrantor Benefit Plan is or has been, a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as set forth on Schedule 5.11(a), the Warrantor Benefit Plans of PIC and the PIC Subsidiaries are terminable on their terms without penalty or payment except for accrued and vested benefits thereunder.

(b) All Warrantor Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code, and any other applicable laws, rules and regulations the breach or violation of which could result in a liability, either individually or in the aggregate, material to the financial condition, results of operations or prospects of the Warrantor on a consolidated basis. With respect to the Warrantor Benefit Plans, no event has occurred and, to the knowledge of Warrantor’s management, there exists no condition or set of circumstances, in connection with which the Warrantor could be subject to any liability (except liability for severance payments, benefit claims, Pension Benefit Guaranty Corporation premiums, and funding obligations payable in the ordinary course). No notice of a “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Warrantor ERISA Plan which is subject to Title IV of ERISA within the 12-month period ending on the date of this Agreement. No Warrantor has provided, or is required to provide, security to any Warrantor ERISA Plan which is subject to Title IV of ERISA pursuant to Section 401(a)(20) of the Code.

(c) Except as set forth on Schedule 5.11(c), no Warrantor ERISA Plan which is subject to Title IV of ERISA has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of each such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated as of the date of this Agreement in accordance with all applicable legal requirements.

5.12 Material Contracts. Except as set forth on Schedule 5.12, none of the Warrantor Companies, nor any of their respective assets, businesses or operations, as of the date of this Agreement, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case would be required to be filed as an exhibit to a Form 10-K filed by Warrantor as of the date of this Agreement and that was not so filed (each such contract, agreement or amendment, a “Warrantor Material Contract”). No Warrantor Company is in default in any material respect under any Warrantor Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.13 Legal Proceedings. Except as set forth on Schedule 5.13, there are no actions, suits or proceedings instituted or pending or, to the knowledge of Warrantor’s management, threatened against a Warrantor Company, or affecting any property, asset, interest or right of any of them.

5.14 Absence of Certain Changes or Events. Since December 31, 2005, the Warrantor Companies, taken as a whole on a consolidated basis, have not suffered any change in any respect that has had or is reasonably likely to have a Material Adverse Effect.

5.15 Reports. Since December 31, 2002, each of the Warrantor Companies has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve, (iii) the Federal Deposit Insurance Corporation, and (iv) any applicable state banking, insurance, securities or other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading.

5.16 Statements True and Correct. None of the information supplied or to be supplied by Warrantor for inclusion in (i) the Registration Statement, (ii) the Proxy Statement, and (iii) any other documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when first mailed to the stockholders of PIC and, if required by law or applicable NASDAQ listing standards, IBKC, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading. All documents that Warrantor is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply in all material respects with the provisions of applicable law including applicable provisions of the Securities Laws.

5.17 Environmental Matters.

(a) To the knowledge of Warrantor’s management, Warrantor and each Warrantor Subsidiary (for purposes of this Section 5.17, the term “Warrantor Subsidiary” shall include small business investment corporations and entities that invest in unaffiliated companies in the ordinary course of business in which Warrantor owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by Warrantor), except as set forth in Schedule 5.17(a), the Participation Facilities, the Loan Properties and the Trust Properties (each as defined below) are, and have been, in compliance with all applicable laws, rules, regulations and standards, and all requirements of the United States Environmental Protection Agency (“EPA”) and of state and local agencies with jurisdiction over pollution or protection of health or the environment.

(b) To the knowledge of Warrantor’s management, except as set forth in Schedule 5.17(b), there is no suit, claim, action or proceeding, pending or threatened, before any court, governmental agency, board or other forum pursuant to which Warrantor or any of the Warrantor Subsidiaries or any Loan Property, Participation Facility or Trust Property (or in respect of such Loan Property, Participation Facility or Trust Property) has been or, with respect to threatened proceedings may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on any site owned (including as trustee), leased or operated by it or any of its subsidiaries or any Loan Property, Participation Facility or Trust Property.

(c) To the knowledge of Warrantor’s management, except as set forth in Schedule 5.17(c), there is no reasonable basis for any suit, claim, action or proceeding of a type described in Section 5.17(b).

(d) During the period of (i) Warrantor’s or any of the Warrantor Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, (ii) Warrantor’s or any of the Warrantor Subsidiaries’ participation in the management of any Participation Facility, (iii) Warrantor’s or any of the Warrantor Subsidiaries’ holding of a security interest in a Loan Property, or (iv) Warrantor or any of the Warrantor Subsidiaries acting as a trustee or fiduciary with respect to a Trust Property, to the knowledge of Warrantor’s management, there has been no release of Hazardous Material or oil in, on, under or affecting such property, Participation Facility, Loan Property or Trust Property. Prior to the period of (w) Warrantor’s or any of the Warrantor Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, (x) Warrantor’s or any of the Warrantor Subsidiaries’ participation in the management of any Participation Facility, (y) Warrantor’s or any of the Warrantor Subsidiaries acting as trustee or other fiduciary with respect to Trust Property, or (z) Warrantor’s or any of the Warrantor Subsidiaries’ holding of a security interest in a Loan Property, to the knowledge of Warrantor’s management, there was no release of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility, Loan Property or Trust Property.

(e) The following definitions apply for purposes of this Section 5.17: (i) “Loan Property” means any property in which Warrantor (or a Warrantor Subsidiary) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (ii) “Participation Facility” means any property in which Warrantor (or a Warrantor Subsidiary) participates in the management of such property and, where required by the context, includes the owner or operator of such property, but only with respect of such property; (iii) “Trust Property” means any property with respect to which Warrantor (or a Warrantor Subsidiary) acts or has acted as a trustee or other fiduciary, directly or indirectly, and includes any trust or similar legal vehicle that owns or controls (or that owned or controlled) such property and, where required by the context, includes the trustee or other fiduciary, but only with respect to such property; and (iv) “Hazardous Material” means any pollutant, contaminant or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state or local law.

5.18 Knowledge as to Conditions. On the date of this Agreement, Warrantor knows of no reason why the regulatory approvals, authorizations, filings, registrations and notices contemplated by Section 8.5 should not be obtained without the imposition of any material and adverse condition or restriction.

5.19 Labor Matters. Except as set forth on Schedule 5.19, neither Warrantor is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Warrantor the subject of any proceeding asserting that Warrantor has committed an unfair labor practice or seeking to compel Warrantor to bargain with any labor union or labor organization as to wages and conditions of employment; nor is there any strike or other labor dispute involving Warrantor pending or threatened.

5.20 Fairness Opinion. PIC shall have received a written opinion from Stifel, Nicolaus & Company, Incorporated, PIC’s financial advisor, dated the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be received by the holders of PIC Common Stock is fair to PIC’s stockholders from a financial point of view.

5.21 Materiality. No representation or warranty by a Warrantor contained in this Section V shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section V, as applicable, there is or is reasonably likely to be a Material Adverse Effect, except that the representations and warranties in Sections 5.1, 5.2, 5.3 and 5.4 shall be true and correct in all respects. PIC’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written request of IBKC.

SECTION VI.

COVENANTS AND AGREEMENTS

Each of the parties to this Agreement hereby covenants and agrees with the other parties as follows:

6.1 Conduct of Business—Negative Covenants. From the date of this Agreement until the earlier of the Effective Date or until the termination of this Agreement, except as otherwise permitted by this Agreement or as set forth on Schedule 6.1, PIC will not do, or agree or commit to do, and will cause each of its Subsidiaries not to do or agree to commit to do, any of the following without the prior written consent of a duly authorized officer of IBKC, which consent will not be unreasonably withheld:

(a) Amend its charter, by-laws, or other governing instruments, or

(b) Impose, or suffer the imposition, on any share of capital stock held by it or by one of its Subsidiaries, of any material lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, or

(c) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock, or

(d) Except as expressly contemplated by this Agreement, acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) good faith foreclosures in the ordinary course of business, (iii) acquisitions of control by a banking Subsidiary in a bona fide fiduciary capacity, (iv) investments made by small business investment corporations or by Subsidiaries that invest in unaffiliated companies in the ordinary course of business, or (v) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement, or

(e) Except as set forth on Schedule 6.1(e), issue, sell, pledge, encumber, authorize the issuance of, or otherwise dispose of: (i) any shares of its capital stock, including any agreement to issue, sell, pledge, encumber, or authorize the issuance of its capital stock; (ii) any substantial part of its assets or earning power; or (iii) any asset other than in the ordinary course of business for reasonable and adequate consideration, or

(f) Adjust, split, combine, or reclassify any capital stock of PIC or issue or authorize the issuance of any other securities in respect of or in substitution for PIC Common Stock, or

(g) Except as set forth on Schedule 6.1(g), incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, Federal Home Loan Bank advances, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements), or

(h) Except as set forth on Schedule 6.1(h), grant any increase in compensation or benefits to its officers or other employees; pay any bonus not in accordance with Schedule 6.1(h) or as set forth below, enter into any severance agreements with any of its directors or officers; grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided) that would increase the retirement benefit liabilities of PIC and its Subsidiaries.

(i) Except as contemplated by this Agreement, or any of the agreements, documents or instruments contemplated hereby, or as set forth on Schedule 6.1(i), amend any existing employment, severance or similar contract between it or any of its Subsidiaries (unless such amendment is required by law), or enter into any new such contract with, any person, or

(j) Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or set forth in Schedule 6.1(j), adopt any new employee benefit plan or make any material change in or to any existing employee benefit plan, other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or

(k) Place or suffer to exist on any of it assets or properties any mortgage, pledge, lien, charge or other encumbrance, other than in the ordinary course of business consistent with past practices, or as disclosed in Schedule 6.1(k), cancel any material indebtedness to it or any material claims which it may have had, or waive any right of substantial value or discharge or satisfy any material noncurrent liability, or

(l) Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material Credit, or make or enter into any commitments to make any Credit which varies materially from its written credit policies, copies of which have been made available to IBKC, or

(m) Reduce its reserve for loan losses below $4.0 million, except as may be required by law, regulatory authority or GAAP, or

(n) Other than in the normal course of providing credit to customers as part of its banking business, accepting deposits and making investments, enter into any contract or series of related contracts involving a payment of more than $50,000.

(o) Commit to do any of the foregoing.

6.2 Conduct of Business—Affirmative Covenants. Unless the prior written consent of the other Warrantor shall have been obtained, except as otherwise contemplated or permitted hereby or as set forth on Schedule 6.2, each Warrantor shall operate its business only in the ordinary course of business of such Warrantor consistent with past practices, shall preserve intact its business organizations and assets and maintain its rights and franchises, and shall voluntarily take no action which would (i) adversely affect the ability of any of them to obtain any necessary approvals of Regulatory Authorities required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.5 of this Agreement, (ii) adversely affect the ability of such Warrantor to perform its obligations under this Agreement, or (iii) cause or permit a breach of any of its covenants or cause or permit any representation or warranty of it to become untrue in any material respect, as if each such representation and warranty were continuously made from the date hereof.

6.3 Adverse Changes in Condition. Each Warrantor shall give written notice promptly to the other Warrantor concerning (i) any event which has had, or is reasonably likely to have, a Material Adverse Effect on such Warrantor, or (ii) the occurrence or impending occurrence of any event or circumstance known to such Warrantor which would have needed to be reported in a Disclosure Schedule hereunder if it had occurred or been pending on or prior to the date of this Agreement, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such Warrantor contained herein or that would reasonably be expected to materially and adversely affect the timely consummation of the transactions contemplated hereby. Each Warrantor shall use its reasonable best efforts to prevent or to promptly remedy the same.

6.4 Investigation and Confidentiality.

Prior to the Effective Date, each Warrantor will keep the other Warrantor promptly advised of all material developments relevant to its business and to the consummation of the Merger and may make or cause to be made such investigation, if any, of the business, properties, operations and financial and legal condition of the other Warrantor and its Subsidiaries as such Warrantor reasonably deems necessary or advisable to familiarize itself and its advisors with such business, properties, operations and condition; provided, however, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Each Warrantor agrees to furnish the other Warrantor and the other Warrantor’s respective advisors with such financial and operating data and other information with respect to its business, properties and employees as the other Warrantor shall from time to time reasonably request. No investigation by one Warrantor shall affect the representations and warranties of the other Warrantor and, subject to Section 9.3 of this Agreement, each such representation and warranty shall survive any such investigation. Each Warrantor agrees to furnish the other Warrantor with all information necessary to expedite pre-conversion planning and implementation, including, but not limited to, all things necessary, proper or advisable under applicable laws and regulations to plan, make effective and consummate systems and branch conversions. Notwithstanding the foregoing, neither party hereto shall be required to provide access to or to disclose information where such access or disclosure would violate its attorney-client privilege or violate or prejudice the rights of any customer or contravene any law, rule, regulation, order or judgment, nor to disclose board minutes of any confidential discussion of this Agreement and the transactions contemplated hereby. Each Warrantor shall maintain the confidentiality of all confidential information furnished to it by the other Warrantor in accordance with the terms of the confidentiality agreement dated June 12, 2006 between the Warrantors (the “Confidentiality Agreement”).

6.5 Reports. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, each Warrantor shall, IBKC shall cause IBERIABANK to, and PIC shall cause PBT to, file all reports required to be filed by such Warrantor, PBT and IBERIABANK with any Regulatory Authority, and shall deliver to the other Warrantor copies of all such reports promptly after the same are filed.

6.6 Dividends. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, PIC shall not declare or pay any dividend or other distribution to its stockholders; provided, however, that PIC may (to the extent legally able to do so), but shall not be obligated to, declare and pay consistent with past practices and prior to the Effective Date, a quarterly cash dividend (in an amount per share not to exceed the amount disclosed in Schedule 6.6), which with respect to the fiscal quarter of the Effective Date shall be prorated based on the number of elapsed full weeks prior to thereto and paid prior to the Closing.

6.7 Capital Stock. Except as otherwise contemplated by this Agreement (including Section 6.1(e) hereof), or as set forth on Schedule 6.7, without the prior written consent of IBKC, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, PIC shall not, and shall not enter into any agreement to, issue, sell, or otherwise permit to become outstanding any additional shares of PIC Common Stock or any other capital stock of PIC and any Subsidiary of PIC, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock.

6.8 Agreement of Affiliates. PIC shall deliver to IBKC, no later than thirty (30) days after the date of this Agreement, a letter identifying each person whom it reasonably believes is an “affiliate” of PIC for purposes of Rule 145 under the 1933 Act. Thereafter and until the Effective Date, PIC shall identify to IBKC each additional person whom PIC reasonably believes to have thereafter become an “affiliate”. PIC shall use its best efforts to cause each person who is identified as an “affiliate” of PIC pursuant to the two (2) immediately preceding sentences who receives IBKC Common Stock in the Merger to deliver to IBKC, prior to the Effective Date, a written agreement, substantially in the form of Exhibit II.

6.9 Certain Actions.

(a) Subject to Section 6.9(d) of this Agreement, PIC agrees that, from the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, neither it nor any of its affiliates, nor any of the officers and directors of it or its affiliates shall, and that it shall cause its and its affiliates’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its affiliates) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b) PIC agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal informing them that the Board of Directors no longer seeks the making of any Acquisition Proposals.

(c) PIC agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.9.

(d) Notwithstanding the provisions of Section 6.9(a) of this Agreement, if any Person after the date of this Agreement submits to PIC’s board of directors an unsolicited, bona fide, written Acquisition Proposal, and PIC’s board of directors reasonably determines in good faith, after receipt of advice from outside legal counsel, that the failure to engage in discussions with such Person concerning such Acquisition Proposal may cause PIC’s board of directors to breach its fiduciary duties to PIC and its stockholders, and after consultation with its financial advisor, then, in such case, (i) PIC may (A) furnish information about its business to such Person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Person, provided that PIC must contemporaneously furnish to IBKC all such non-public information furnished to such Person, and (B) negotiate and participate in discussions and negotiations with such Person; and (ii) if PIC’s board of directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), PIC’s board of directors may (subject to the provisions of this Section 6.9) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, (i) at any time after five (5) Business Days following IBKC’c receipt of written notice (a “Notice of Superior Proposal”) advising IBKC that PIC’s board of directors has received a Superior Proposal and enclosing a copy of the Acquisition Proposal, identifying the Person submitting the Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and (ii) subject to IBKC’s Right of First Refusal (defined below). In the event IBKC elects not to exercise the Right of First Refusal, PIC shall provide IBKC with a final written notice of acceptance before or simultaneous with accepting any Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which PIC’s board of directors determines, after consultation with its financial advisor, are more favorable to PIC’s stockholders (in their capacities as stockholders) from a financial point of view than the Merger after giving effect to the provisions of Section 9.2 (or other revised proposal submitted by IBKC). For the purposes of this Section 6.9(d), an Acquisition Proposal shall be “bona fide” if the board of directors of PIC reasonably determines that the Person submitting such Acquisition Proposal is capable, from a financial, regulatory and other appropriate perspectives, of consummating such Acquisition Proposal on the terms proposed.

(e) IBKC shall have the right (“Right of First Refusal”) for five (5) Business Days after receipt of Notice of Superior Proposal to make such adjustments in the terms and conditions of this Agreement as would enable PIC to proceed with the Merger on the basis of such adjusted terms. If IBKC fails to exercise such Right of First Refusal within the time herein specified, PIC shall be at liberty to accept the Superior Proposal, subject to the obligations of PIC pursuant to Section 9.2 hereof.

6.10 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement and its fiduciary duties under applicable law, each Warrantor agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby. Each Warrantor shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement. This Section 6.10 shall not require either Warrantor to waive any condition to such Warrantor’s obligation to consummate the Merger.

6.11 Operating Functions. PIC and PBT shall cooperate with IBKC and IBERIABANK in connection with planning for the efficient and orderly combination of the parties and the operation of PBT after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date.

6.12 Preservation of Business. PIC shall use its reasonable best efforts to preserve the possession and control of all of PIC’s and PBT’s assets (other than those consumed or disposed of for value in the ordinary course), and the goodwill of customers and others having business relations with them, and will do nothing knowingly to impair their ability keep and preserve their businesses as they exist on the date hereof. From the date hereof until the Effective Date, PBT (i) shall notify IBERIABANK prior to establishing the rates to be paid by PBT on its deposit accounts, (ii) shall meet with IBERIABANK biweekly at PIC’s offices to review conduct of PIC’s loan approval process, and (iii) shall notify IBERIABANK promptly of any change that is material to the Credits identified in Section 5.8(a).

6.13 Issuance of IBKC Common Stock. IBKC shall, prior to the Closing, take such action as is required to authorize and reserve for issuance the IBKC Common Stock to the stockholders of PIC pursuant to the Merger, and to permit such IBKC Common Stock to be approved for listing and quotation on the NASDAQ Global Market.

6.14 Support and Non-Compete Agreements. PIC has delivered, or will deliver, to IBKC Support Agreements executed by James C. East and James Hunter East, substantially in the form of Exhibit III. PIC shall use its reasonable best efforts to deliver to IBKC a Support Agreement executed by Mark Williamson. PIC has also delivered to IBKC Non-Compete Agreements substantially in the form of Exhibit IV.

6.15 IBKC Capital and Financing. To the extent necessary to obtain regulatory approvals required to consummate the Merger, IBKC shall use its best efforts to secure adequate capital financing, through a private placement, underwritten public offering or otherwise, in order to satisfy such regulatory requirements.

6.16 Election of IBKC Director. As of the Effective Date, IBKC shall elect James C. East to IBKC’s Board of Directors (subject to the right of removal for cause), to serve until its 2008 Annual Meeting of Shareholders. At that time, the IBKC Board shall nominate Mr. East for an additional three-year term as an IBKC director.

SECTION VII.

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Stockholder Approval.

(a) The Warrantors shall cooperate in the preparation of the Registration Statement. IBKC shall, as soon as practicable, file the Registration Statement with the SEC, and the Warrantors shall use their best efforts to cause the Registration Statement to become effective under the 1933 Act. IBKC shall provide PIC and its counsel with a reasonable opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. IBKC shall take, and PIC shall cooperate with IBKC in connection with, any action required to be taken under the applicable state Blue Sky or securities laws in connection with the issuance of shares of IBKC Common Stock upon consummation of the Merger. Each Warrantor shall furnish all information concerning it and the holders of its capital stock as the other Warrantor may reasonably request in connection with such action. PIC and IBKC shall promptly notify the other party if at any time it becomes aware that the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, PIC shall cooperate with IBKC in the preparation of a supplement or amendment to such Registration Statement that corrects such misstatement or omission, and IBKC shall file an amended Registration Statement with the SEC, and each of PIC and IBKC shall mail an amended Proxy Statement to PIC’s stockholders.

(b) PIC and, if necessary, IBKC shall call a Stockholders Meeting to be held, if practicable, within five (5) Business Days prior to the Effective Date for the purpose of considering and voting upon the Merger. In connection with the Stockholders Meeting, (i) PIC and, if necessary, IBKC shall mail the Proxy Statement to their respective stockholders, (ii) each Warrantor shall furnish to the other Warrantor all information concerning it and its Subsidiaries that the other Warrantor may reasonably request in connection with the Proxy Statement, (iii) the Board of Directors of PIC and, if necessary, IBKC shall, subject to its fiduciary duties under applicable law, recommend to its stockholders the approval of this Agreement and cause PIC and, if necessary, IBKC to use its best efforts to obtain such stockholder approval.

7.2 Filings. Promptly following, or contemporaneous with, the Closing, the parties to this Agreement shall cause to be made all filings as are required by applicable federal and state law, including filings required by the ABCA and BCL.

7.3 Tax Opinion. PIC agrees to use its best efforts to obtain a written opinion of Friday, Eldredge & Clark LLP, addressed to the Warrantors and reasonably satisfactory to IBKC’s counsel, dated the date of the Closing, subject to customary representations and assumptions, and substantially to the effect that:

(i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBKC and PIC will each be a party to the reorganization within the meaning of Section 368(b) of the Code,

(ii) no gain or loss will be recognized by IBKC or PIC as a result of the Merger,

(iii) a stockholder of PIC who receives IBKC Common Stock and cash in exchange for such stockholder’s shares of PIC Common Stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBKC Common Stock received (including any fractional share of IBKC Common Stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBKC Common Stock) over (b) the stockholder’s aggregate tax basis in the shares of PIC Common Stock exchanged in the Merger; and (2) the amount of cash received,

(iv) the aggregate tax basis of the IBKC Common Stock received by a stockholder of PIC who exchanges such stockholder’s PIC Common Stock in the Merger will equal such stockholder’s aggregate tax basis in the shares of PIC Common Stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBKC Common Stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such stockholder in the Merger, and

(v) the holding period of the shares of IBKC Common Stock received in the Merger will include the period during which the shares of PIC Common Stock surrendered in exchange therefore were held, provided such shares of PIC Common Stock were held as capital assets at the Effective Date.

7.4 Press Releases. IBKC and PIC shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, and except as may be otherwise required by law, neither IBKC nor PIC shall issue any news release, or other public announcement or communication with respect to this Agreement without first consulting with the other party and using its best efforts to provide the other party with the proposed news release, public announcement or communication prior to its distribution. It is understood that IBKC shall assume primary responsibility for the preparation of joint press releases relating to this Agreement.

7.5 Applications. The Warrantors shall, and shall cause their Subsidiaries to, as soon as practicable, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. Each Warrantor shall have the right to review and approve in advance all characterizations of the information relating to that party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority. In addition, each Warrantor shall furnish to the other party for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing. The Warrantors shall provide copies of all such filings to each other within two (2) business days after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

7.6 Medical Claims. In the event of any termination or consolidation of any PIC or PIC Subsidiary health plan prior or subsequent to Closing, PIC and its Subsidiaries will use their reasonable best efforts to cause their employees to submit all bills and receipts representing claims for reimbursement of medical expenses incurred prior to the effective date of such termination or consolidation.

7.7 PBT Profit Sharing and 401(k) Plan. The PBT Profit Sharing and 401(k) Plan (the “Plan”) shall be terminated as of, or immediately prior to, the Effective Date. All outstanding Plan indebtedness shall be repaid as soon as practicable following the Effective Date, and the balance of the shares and any other assets remaining in the loan suspense account shall be allocated and distributed to Plan participants (subject to the receipt of a favorable determination letter from the Internal Revenue Service), as provided for in the Plan and unless otherwise required by applicable law. Prior to the Effective Date, PBT, and following the Effective Date, IBERIABANK, shall use their respective best efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the Plan and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Prior to the Effective Date, PBT, and following the Effective Date, IBERIABANK, will adopt such amendments to the Plan as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination. Following the effective date of the Plan’s termination, neither PBT, prior to the Effective Date, nor IBERIABANK, following the Effective Date, shall make any distribution from the Plan except as may be required by applicable law until receipt of such favorable determination letter. In the case of a conflict between the terms of this Section 7.7 and the terms of the Plan, the terms of the Plan shall control; provided, however, in the event of any such conflict, PBT, before the Effective Date, and IBERIABANK, after the Effective Date, shall use their best efforts to cause the Plan to be amended to conform to the requirements of this Section 7.7.

7.8 Employment Agreements. Prior to the date hereof and effective as of the Effective Date, IBKC agrees that: (i) James Hunter East will enter into an Employment Agreement with PBT substantially in the form of Exhibit V, (ii) Robert C. Magee will enter into an Employment Agreement with PBT substantially in the form of Exhibit VI, (iii) Michael B. Pryor will enter into an Employment Agreement with Lenders Title Company substantially is the form of Exhibit VII, and (iv) Charles Quick will enter into an Employment Agreement with Pulaski Mortgage Company substantially in the form of Exhibit VIII (collectively, the “Post-Merger Employment Agreements”). Each of the existing employment agreements, if any, of such individuals with PIC and the PIC Subsidiaries listed on Schedule 7.8 (collectively, the “Pre-Merger Employment Agreements”) shall be terminated as of or immediately prior to the Effective Date and superseded by the respective Post-Merger Employment Agreement, each employee shall receive any payments that such employee is entitled to receive under his existing Pre-Employment Agreement on the Effective Date (and, as applicable, Schedule 2.3(a)); provided, however, that no payments or benefits to officers of PIC or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code (or, if so, the Total Merger Consideration shall be reduced by an amount equal to the additional income tax incurred by PIC and its Subsidiaries as a result of the disallowance of the deduction applicable thereto).

7.9 Organization of IBAC. IBKC shall cause IBAC to be organized under the laws of Louisiana. The Board of IBAC shall approve this Agreement and the Merger, whereupon IBAC shall become a party to, and be bound by, this Agreement, and IBKC shall adopt and ratify this Agreement in its capacity as the sole stockholder of IBAC.

SECTION VIII.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

The obligation of each Warrantor to consummate the Merger is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

8.1 Representations and Warranties. The representations and warranties of the other Warrantor set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the time of the Closing with the same effect as though all such representations and warranties had been made on and as of the time of the Closing, in each case subject to the standard set forth in Section 5.21 hereof, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date or (ii) as expressly contemplated or permitted by this Agreement.

8.2 Performance of Agreements and Covenants. Each and all of the agreements and covenants of the other Warrantor to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the time of the Closing shall have been duly performed and complied with by it in all material respects.

8.3 Certificates. Each Warrantor shall have delivered to the other Warrantor a certificate, dated as of the time of the Closing and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 8.1 and Section 8.2 of this Agreement with respect to it have been satisfied, all in such reasonable detail as the other Warrantor shall request.

8.4 Stockholder Approval. The stockholders of PIC and, if necessary, IBKC shall have approved this Agreement, the Merger and the consummation of the transactions contemplated hereby, as and to the extent required by law and by the provisions of the governing instruments of PIC, and if necessary under applicable law or NASDAQ listing standards, IBKC, and PIC shall have furnished to IBKC certified copies of resolutions duly adopted by its stockholders evidencing the same. Holders of not more than 10% of the PIC Common Stock shall have exercised statutory rights of dissent and appraisal pursuant to the ABCA.

8.5 Consents and Approvals. All material approvals and authorizations of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. Any approval obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall not contain any material adverse non-standard term or condition which in the reasonable judgment of the Board of Directors of IBKC so materially and adversely affects the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger; provided, however, to the extent the regulatory condition relates to additional capital, IBKC shall comply with its covenant set forth in Section 6.15 of this Agreement. To the extent that any lease, license, loan or financing agreement or other contract or agreement to which Warrantor is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, following the Merger, have a Material Adverse Effect on such Warrantor.

8.6 Legal Proceedings. No Warrantor shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

8.7 Tax Matters. Each Warrantor shall have received the tax opinion addressed to it referred to in Section 7.3 of this Agreement. No payments or benefits to officers of PIC or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code (or, if so, PIC may satisfy this condition by reducing the Total Merger Consideration by an amount equal to the additional income tax incurred by PIC and its Subsidiaries as a result of the disallowance of the deduction applicable thereto).

8.8 Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the SEC.

8.9 Simultaneous Transactions. The Warrantors shall have executed all documents and taken all such other action as are necessary to effectuate the Merger other than filings referred to in Section 7.2, and the Warrantors shall have irrevocably authorized their agents to make such filing in its behalf.

8.10 Legal Opinions. Each Warrantor shall have received an opinion from counsel for the other Warrantor, dated as of the Effective Date, with respect to such matters and in such form as shall be agreed upon between counsel for each Warrantor. As to matters involving the application of Arkansas law, and to the extent reasonably satisfactory in form and scope to counsel for IBKC, counsel for PIC may rely on the opinion of other counsel, provided that a copy of such opinion is delivered to IBKC and its counsel.

8.11 NASDAQ Listing. The shares of IBKC common stock to be issued in the Merger shall have been authorized for listing on the NASDAQ Global Market.

8.12 Payment of Merger Consideration. As a condition to PIC’s obligation to consummate the Merger, IBKC shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide PIC with a certificate evidencing such delivery.

8.13 No Material Adverse Effect. Since December 31, 2005, no event has occurred or circumstance arisen that, individually or in the aggregate, has had a Material Adverse Effect on the other Warrantor.

SECTION IX.

TERMINATION

9.1 Termination. Notwithstanding any other provision of this Agreement and notwithstanding the approval of this Agreement by the stockholders of PIC, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

(a) By mutual consent of the Boards of Directors of the Warrantors; or

(b) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Warrantor of any representation, warranty, covenant or agreement of such other Warrantor contained herein which would result in the failure to satisfy the closing condition set forth in Section 8.1 or 8.2 of this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of a written notice to the breaching Warrantor of such material breach; or

(c) By the Board of Directors of either Warrantor in the event that the Merger shall not have been consummated within twelve (12) months after the date of this Agreement; or

(d) By the Board of Directors of either Warrantor in the event any approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(e) Subject to the compliance with Section 6.15, by the Board of Directors of IBKC, in the event any such approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any material adverse condition or requirement that, in the reasonable opinion of IBKC, would so materially adversely affect its business or the economic benefits of the Merger as to render consummation of the Merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(f) By the Board of Directors of either Warrantor, if the stockholders of PIC or, if necessary under applicable law or NASDAQ listing standards, IBKC fail to approve this Agreement and the consummation of the transactions contemplated hereby at the Stockholders Meeting; or

(g) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Warrantor to consummate the Merger cannot be satisfied or fulfilled within twelve (12) months after the date of this Agreement; or

(h) By the Board of Directors of IBKC if the Board of Directors of PIC shall, or shall have resolved to, withdraw, modify or change its recommendation to PIC’s stockholders of this Agreement or the Merger, or recommend any Acquisition Transaction other than the Merger; or

(i) By the Board of Directors of either Warrantor if the other Warrantor has experienced, or is reasonably likely to experience, a Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by the Warrantor invoking this Section 9.1(i), which notice shall specify the nature of the matter or matters constituting such Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by such Warrantor within fifteen (15) days following the end of such remedial or curative period; or

(k) By the Board of Directors of PIC, pursuant to Section 6.9(d).

9.2 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement shall become void and have no effect and the parties hereto will be relieved of all obligations and liabilities under this Agreement, except that: (i) the provisions of Sections IX and X hereof shall survive any such termination and abandonment; (ii) a termination pursuant to Section 9.1(b) of this Agreement shall not relieve a breaching Warrantor from liability for any breach giving rise to such termination and the provisions of Section 9.2(c) or (d), as applicable; (iii) each Warrantor shall remain obligated under, and liable for any breach of, any of the provisions of this Agreement that survive its termination.; and (iv) in the event this Agreement is terminated because of a failure by IBKC to comply with Section 6.15, IBKC shall remain liable for any breach of Section 6.15.

(b) In the event this Agreement is terminated by IBKC pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by PIC, or pursuant to Section 9.1(f) hereof if the failure of the stockholders of PIC to approve this Agreement and the Merger, occurs after the receipt by PIC of an Acquisition Proposal, or pursuant to Section 9.1(h) hereof, or by PIC pursuant to Section 9.1(k) hereof, and within twelve (12) months after the date of any such termination PIC, without IBKC’s prior written consent, accepts in a written agreement an Acquisition Proposal, then PIC shall pay IBKC $6.4 million (the “Termination Fee”) not later than the fifth Business Day following the date PIC accepts such Acquisition Proposal. Upon payment of the Termination Fee pursuant to this Section 9.2(b), IBKC will not have any other rights or claims against PIC or its Subsidiaries, or their respective officers and directors, under this Agreement.

(c) In the event this Agreement is terminated as a result of IBKC’s failure to satisfy any of its representations, warranties or covenants set forth herein, IBKC shall reimburse PIC for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $200,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

(d) In the event this Agreement is terminated as a result of PIC’s failure to satisfy any of its representations, warranties or covenants set forth herein, PIC shall reimburse IBKC for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $200,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

9.3 Survival of Representations, Warranties and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Warrantors shall not survive the Effective Date, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Date; provided, however, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Warrantor (or any director, officer or controlling Person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, including, without limitation, any stockholder or former stockholder of any Warrantor, the aforesaid representations, warranties and covenants being material inducements to consummation by the Warrantors of the transactions contemplated hereby.

SECTION X.

MISCELLANEOUS

10.1 Expenses.

(a) Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses, incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

(b) Final settlement with respect to payment of fees and expenses by the parties hereto shall be made within thirty (30) days of the termination of this Agreement.

10.2 Brokers and Finders. Except as set forth on Schedule 10.2, PIC represents and warrants that neither it nor any of its officers, directors, employees, affiliates or Subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

10.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, including the exhibits and schedules hereto, and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understanding with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement except for (i) the rights of stockholders of PIC to receive the Merger Consideration following the Effective Date and (ii) the provisions of Section 4.4, which shall inure to the benefit of and be enforceable by the Persons referenced therein.

10.4 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the boards of directors of such parties; provided, however, that the provisions of this Agreement relating to the manner or basis in which shares of PIC Common Stock will be exchanged for IBKC Common Stock and cash shall not be amended after the PIC Stockholders Meeting without the requisite approval of the holders of the issued and outstanding shares of PIC Common Stock entitled to vote thereon. The parties hereto may, without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof and thereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby or thereby. PIC agrees to take such reasonable actions requested by IBKC as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is a Subsidiary of IBKC) the transactions contemplated hereby; provided, however, that such modification shall not change the amount, kind, manner or basis in which shares of PIC Common Stock will be exchanged for IBKC Common Stock or abrogate the covenants and other agreements contained in this Agreement, result in adverse tax consequences to the stockholders of PIC, materially delay consummation of the Merger or jeopardize the timely receipt of Regulatory Approvals.

10.5 Waivers. Prior to the Effective Date, each party hereto, acting through its Board of Directors or chief executive officer or other authorized officer, shall, as to such party’s rights hereunder, have the right (i) to waive any default in the performance of any term of this Agreement by any other party, (ii) to waive or extend the time for the compliance or fulfillment by any other party of any and all of the obligations under this Agreement, and (iii) to waive any or all of the conditions precedent to the obligations of such party under this Agreement. No waiver or modification of this Agreement or of any covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith. No evidence of any waiver or modification shall be offered or received in evidence at any proceeding, arbitration, or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid.

10.6 No Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any other Persons, without the express written consent of the other parties and any such purported assignment without such requisite consent shall be null and void.

10.7 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission or by registered or certified mail, postage pre-paid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to IBKC and/or IBERIABANK:

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Attention: Daryl G. Byrd

                 President and Chief Executive Officer

With a copy to:

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

2600 Virginia Avenue, N.W., Suite 1113

Washington, D.C. 20037

Attention: Edward B. Crosland, Jr., Esq.

If to PIC:

Pulaski Investment Corporation

5800 R Street

Little Rock, AR 72207

Attention: James C. East

                 Chairman of the Board

With a copy to:

Friday, Eldredge & Clark LLP

Regions Center

400 West Capitol, Suite 2000

Little Rock, AK 72201

Attention: Walter M. Ebel III, Esq.

10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof.

10.9 Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, each of which shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature.

10.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

In Witness Whereof, each of the parties to this Agreement has caused this Agreement to be executed on its behalf and attested by officers thereunto duly authorized all as of the day and year first above written.

IBERIABANK CORPORATION		PULASKI INVESTMENT CORPORATION

By:	/s/ Daryl G. Byrd	By:	/s/ James C. East
	Daryl G. Byrd		James C. East
	President and Chief Executive Officer		Chairman of the Board

IBAC has joined as a party to this Agreement on this day of , 2006.

IBERIABANK ACQUISITION CORPORATION

By:
Daryl G. Byrd
President and Chief Executive Officer

FIRST AMENDMENT TO AGREEMENT

AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “First Amendment”) is dated and is effective as of December 28, 2006, between IBERIABANK Corporation (“IBKC”) and Pulaski Investment Corporation (“PIC”).

RECITALS

A.	The parties have previously entered into an Agreement and Plan of Merger dated as of August 9, 2006 (the “Agreement”) pursuant to which PIC will merge with and into IBERIABANK Acquisition Corporation (“IBAC”).

B.	The purpose of this First Amendment is to amend the Agreement to reflect certain modifications as agreed upon by the parties.

NOW, THEREFORE, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms herein which are defined in the Agreement shall be as defined in the Agreement, except as otherwise defined in this First Amendment.

2. The Merger. The “Merger” as defined in Section 1.25 of the Agreement shall mean the merger of PIC with and into IBKC. All references to IBAC are hereby eliminated from the Agreement and the related Agreement of Merger in the form of Exhibit I to the Agreement and substituted with IBKC, and the Agreement and the related Agreement of Merger in the form of Exhibit I to the Agreement are hereby modified accordingly as necessary to be consistent with the amendments herein.

3. Section 2.2(k). The following provision shall be inserted and added as Section 2.2(k) to the Agreement:

(k) In lieu of each individual share of PIC Common Stock being converted in the Merger on the Effective Date into IBKC Common Stock and cash as herein provided, each PIC stockholder shall be entitled to specifically designate particular share(s) of the stockholder’s PIC Common Stock to be converted into IBKC Common Stock and particular share(s) of the stockholder’s PIC Common Stock to be converted into cash; provided the total aggregate shares of IBKC Common Stock and total aggregate cash to be received by the stockholder in the Merger on the Effective Date shall be the same as the total aggregate shares of IBKC Common Stock and total aggregate cash, respectively, as the stockholder is entitled to receive under this Agreement disregarding this Section 2.2(k).

4. Amended Employment Agreements. The Employment Agreement with each of Robert C. Magee (Exhibit VI to the Agreement), Michael B. Pryor (Exhibit VII to the Agreement) and Charles Quick (Exhibit VIII to the Agreement) shall be amended by a First Amendment to Employment Agreement substantially in the form of Exhibits A, B and C hereto. Each such First Amendment to Employment Agreement shall be executed prior to the date hereof and, as amended, each such Employment Agreement shall be effective as of the Effective Date.

5. Continued Effect. Except as expressly modified herein, the Agreement shall continue in full force and effect. The Agreement as amended herein is hereby ratified and confirmed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed and delivered by their duly authorized officers as of the date hereinabove provided.

IBERIABANK CORPORATION		PULASKI INVESTMENT CORPORATION

By:	/s/ Daryl G. Byrd	By:	/s/ James C. East
	Daryl G. Byrd		James C. East
	President and Chief Executive Officer		Chairman of the Board

Appendix B

August 8, 2006

Board of Directors

Pulaski Investment Corporation

5800 R Street

Little Rock, Arkansas 72207

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Pulaski Investment Corporation (“Pulaski” or the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with IBERIABANK Corporation (“IBERIABANK”) and IBERIABANK Acquisition Corporation, a wholly-owned subsidiary of IBERIABANK (“IBAC”), pursuant to which Pulaski will be merged (the “Merger”) with and into IBAC, and each outstanding share of common stock, $0.25 par value, of Pulaski (other than shares as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited under the Arkansas Business Corporation Act and shares held by Pulaski or any Pulaski subsidiary (other than shares held in a fiduciary capacity), each a “Share”) will be converted into the right to receive (i) shares of IBERIABANK’s common stock based upon the Fixed Exchange Ratio (as defined in the Merger Agreement), plus (ii) shares of IBERIABANK’s common stock based upon the Floating Exchange Ratio (as defined in the Merger Agreement), plus (iii) an amount of cash (without interest) determined by dividing $65.0 million by the number of shares of Pulaski common stock outstanding on the Effective Date (as defined in the Merger Agreement), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the “Per Share Consideration”).

You have requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares, of the Per Share Consideration to be received by such holders of Shares from IBERIABANK in the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Merger Agreement provided to us on August 8, 2006;

(ii)	reviewed and analyzed the audited consolidated financial statements of Pulaski for the five years ended December 31, 2005, unaudited financial statements of Pulaski contained in its quarterly report for the quarter ended June 30, 2006, and consolidated financial statements prepared by Pulaski for the quarter ended June 30, 2006;

(iii)	reviewed and analyzed the audited consolidated financial statements of IBERIABANK included in its Annual Reports on Form 10-K for the five years ended December 31, 2005, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and its quarterly earnings press release on Form 8-K dated July 13, 2006 for the quarter ended June 30, 2006;

(iv)	reviewed the Agreement and Plan of Merger dated July 26, 2006 between IBERIABANK and Pocahontas Bancorp, Inc. (the “Pocahontas Merger Agreement”);

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ONE FINANCIAL PLAZA	501 NORTH BROADWAY	ST. LOUIS, MISSOURI 63102	(800) 467-2139	WWW.STIFEL.COM

MEMBER SIPC AND NYSE

Board of Directors—Pulaski Investment Corporation

August 8 2006

(v)	reviewed the reported prices and trading activity of the publicly traded common equity securities of IBERIABANK;

(vi)	reviewed and analyzed certain other publicly available information concerning Pulaski and IBERIABANK;

(vii)	held discussions with IBERIABANK’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact on IBERIABANK;

(viii)	reviewed certain non-publicly available information concerning Pulaski, including internal financial analyses and forecasts prepared by its management and held discussion with Pulaski’s senior management regarding the financial forecasts and recent developments;

(ix)	participated in certain discussions and negotiations between representatives of Pulaski and IBERIABANK;

(x)	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(xi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(xii)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xiii)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

In rendering our Opinion, we have replied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel, by or on behalf of Pulaski and IBERIABANK, or that was otherwise reviewed by Stifel and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by Pulaski and IBERIABANK (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Pulaski and IBERIABANK as to the future operating financial performance of Pulaski and IBERIABANK, the cost saving and operating synergies would be realized in the amounts and time periods estimated by IBERIABANK and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Pulaski or IBERIABANK since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of Pulaski and IBERIABANK are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of Pulaski’s or IBERIABANK’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of Pulaski

Board of Directors—Pulaski Investment Corporation

August 8 2006

or IBERIABANK. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy. We relied on advice of Pulaski’s counsel as to certain legal matters with respect to Pulaski, the Merger Agreement and the Merger and other transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or IBERIABANK. In connection with our Opinion, we further assumed that: (i) IBERIABANK will consummate its pending acquisition of Pocahontas Bancorp, Inc. on the terms and conditions set forth in the Pocahontas Merger Agreement and (ii) IBERIABANK will successfully raise equity financing, on favorable terms to IBERIABANK, in order to finance the cash portion of the Per Share Consideration to be paid to holders of Shares in the Merger pursuant to the Merger Agreement.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board of Directors of Pulaski (the “Board”) for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of the Company or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of Pulaski or IBERIABANK as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any Pulaski shareholder should enter into a voting or shareholders’ agreement with respect to the Merger. Nor have we expressed any estimate as to the prices at which any securities of Pulaski or IBERIABANK might trade in the future. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger. The Opinion also does not address or opine on the tax consequences of the Merger to the holders of Shares.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Pulaski in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. In addition, Pulaski has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, Stifel has provided investment banking services to Pulaski and IBERIABANK from time to time for which we have received customary fees and we may provide investment banking and other brokerage services to IBERIABANK in the future. Stifel may be engaged by IBERIABANK to act as its placement agent or underwriter in connection with a proposed private placement or public offering, respectively, of IBERIABANK’s equity securities, with the proceeds of such offering currently anticipated to be used to finance the cash portion of the Per Share Consideration to be paid to holders of Shares in the Merger pursuant to the Merger Agreement (the “Financing”), and, if so engaged, will receive customary compensation from

Board of Directors—Pulaski Investment Corporation

August 8 2006

IBERIABANK upon successful completion of the Financing. Pulaski has received full disclosure of, and waived, any potential conflict of interest resulting from Stifel representing Pulaski in connection with the Merger and potentially representing IBERIABANK in connection with the Financing. Stifel will seek a similar waiver from IBERIABANK in connection with any such engagement regarding the Financing. In the ordinary course of its business, Stifel makes a market in IBERIABANK’s equity securities and actively trades IBERIABANK’s equity securities for its own account and for the accounts of its customers and, accordingly, we or our affiliates may at any time hold a long or short position in such securities.

Except as required by applicable law, including without limitation federal securities laws, our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent; provided that this Opinion may be included in its entirety in any proxy statement or registration statement filed by IBERIABANK with the Securities and Exchange Commission with respect to the Merger in accordance with the terms and conditions of Stifel’s engagement letter agreement with Pulaski.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by holders of Shares from IBERIABANK in the Merger pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Appendix C

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 0-25756

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	72-1280718
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

200 West Congress Street, Lafayette, Louisiana	70501
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (337) 521-4003

Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act

Common Stock (par value $1.00 per share)

(Title of Class)

Indicate by check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Securities Exchange Act Rule 12b-2).

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check whether the registrant is a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Yes ☐   No ☒

As of June 30, 2005, the aggregate market value of the voting shares of Common Stock held by non-affiliates of the registrant was approximately $427.8 million. This figure is based on the closing sale price of $48.79 per share of the registrant’s common stock on June 30, 2005. For purposes of this calculation, the term “affiliate” refers to all executive officers and directors of the registrant and all shareholders beneficially owning more than 10% of the registrant’s common stock.

Number of shares of Common Stock outstanding as of February 28, 2006: 9,599,189

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Annual Report to Shareholders for the fiscal year ended December 31, 2005 are incorporated into Part II, Items 5 through 9B of this Form 10-K; (2) portions of the definitive proxy statement for the 2006 Annual Meeting of Shareholders to be filed within 120 days of Registrant’s fiscal year end (the “Proxy Statement”) are incorporated into Part III, Items 10 through 14 of this Form 10-K.

PART 1.

Item 1.	Business.

General

IBERIABANK Corporation (the “Company”), a Louisiana corporation, is the bank holding company for IBERIABANK (the “Bank”), a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of the Company is conducted through the Bank. The Bank operates 44 full service offices in its market areas including New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. The Bank provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. The Bank also offers discount brokerage services through a wholly owned subsidiary. The Company’s common stock trades on the NASDAQ Stock Market under the symbol “IBKC.” At December 31, 2005, the Company had total assets of $2.9 billion, total deposits of $2.2 billion and shareholders’ equity of $263.6 million.

Subsidiaries

The Bank has two active, wholly owned non-bank subsidiaries, Iberia Financial Services, LLC and Acadiana Holdings, LLC. Iberia Financial Services offers brokerage services provided through ProEquities, Inc. At December 31, 2005, the Bank’s equity investment in Iberia Financial Services was $2.9 million, and Iberia Financial Services had total assets of $3.5 million. Acadiana Holdings owns and operates a commercial office building which also serves as the Company’s headquarters and the Bank’s main office. At December 31, 2005, the Bank’s equity investment in Acadiana Holdings was $9.8 million, and Acadiana Holdings had total assets of $9.9 million.

Competition

The Company faces strong competition both in attracting deposits and originating loans. Its most direct competition for deposits has historically come from other commercial banks, savings institutions and credit unions located in its market areas, including many large financial institutions that have greater financial and marketing resources available to them. In addition, during times of high interest rates, the Company has faced significant competition for investors’ funds from short-term money market securities, mutual funds and other corporate and government securities. The ability of the Company to attract and retain savings deposits depends on its ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

The Company experiences strong competition for loan originations principally from other commercial banks, savings institutions and mortgage banking companies. The Company competes for loans principally through the interest rates and loan fees it charges, the efficiency and quality of services it provides borrowers and the convenient locations of its branch office network.

Employees

The Company had 650 full-time employees and 59 part-time employees as of December 31, 2005. None of these employees is represented by a collective bargaining agreement. The Company believes that it enjoys excellent relations with its personnel.

Business Combinations

The Company continually evaluates business combination opportunities and sometimes conducts due diligence activities in connection with them. As a result, business combination discussions and, in some cases, negotiations take place, and transactions involving cash, debt or equity securities can be expected. Any future business combinations or series of business combinations that the Company might undertake may be material in terms of assets acquired or liabilities assumed.

Available Information

The Company’s filings with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto, are available on the Company’s website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. Copies can be obtained free of charge in the “Investor Relations” section of the Company’s website at www.iberiabank.com. The Company’s SEC filings are also available through the SEC’s website at www.sec.gov.

Supervision and Regulation

The banking industry is extensively regulated under both federal and applicable state law. The following discussion is a summary of certain statutes and regulations applicable to bank holding companies and their subsidiaries; and provides specific information relevant to the Company and the Bank. Regulation of financial institutions is intended primarily for the protection of depositors, deposit insurance funds and the banking system, and generally is not intended for the protection of shareholders.

General. The Company, as a bank holding company, is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956 (“BHCA”). The BHCA requires the Company to obtain the prior approval of the FRB for bank and non-bank acquisitions and prescribes certain limitations in connection with acquisitions and the non-banking activities of the Company.

The Bank is a state bank, chartered under the laws of Louisiana, and is a member of the Federal Reserve System. The Bank is subject to regular examination and comprehensive regulation and supervision by the Office of Financial Institutions of the State of Louisiana (“OFI”), which is the Bank’s chartering authority, and the FRB, the Bank’s primary federal regulator. The Bank is subject to certain reserve requirements established by the FRB and is a member of the Federal Home Loan Bank (“FHLB”) of Dallas, which is one of the 12 regional banks comprising the FHLB System. It is also subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC insures the deposits of the Bank to the maximum extent permitted by law (currently a maximum of $100,000 for each insured depositor).

The banking industry is affected by the monetary and fiscal policies of the FRB. An important function of the FRB is to regulate the national supply of bank credit to moderate recessions and to curb inflation. Among the instruments of monetary policy used by the FRB to implement its objectives are: open-market operations in U.S. Government securities, changes in the discount rate and the federal funds rate (which is the rate banks charge each other for overnight borrowings) and changes in reserve requirements on bank deposits.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the “SOX Act”) implements a broad range of corporate governance, accounting and disclosure requirements for public companies, and also for their directors and officers. SEC rules adopted to implement SOX Act requirements require a reporting company’s chief executive and chief financial officers to certify certain financial and other information included in the Company’s quarterly and annual reports. The rules also require these officers to certify that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the Company’s financial reporting and disclosure controls and procedures; that they have made certain disclosures to the auditors and to the audit committee of the board of directors about the Company’s controls and procedures; and that they have included information in their quarterly and annual filings about their evaluation and whether there have been significant changes to the controls and procedures or other factors which would significantly impact these controls subsequent to their evaluation. Section 404 of the SOX Act requires management to undertake an assessment of the adequacy and effectiveness of the Company’s internal controls over financial reporting and requires the Company’s auditors to attest to, and report on, management’s assessment and the effectiveness of these controls. See Item 9A.—“Controls and Procedures” hereof for the Company’s evaluation of disclosure controls and procedures. The certifications required by Sections 302 and 906 of the SOX Act also accompany this Form 10-K.

Check 21. The Check Clearing for the 21st Century Act, or “Check 21”, facilitates check collection by creating a new negotiable instrument called a “substitute check,” which permits, but does not require, banks to replace original checks with substitute checks or information from the original check and process check information electronically. Banks that do use substitute checks must comply with certain notice and recredit rights. Check 21 is expected to cut the time and cost involved in physically transporting paper items and reduce the time between the deposit of a check in a bank and payment, especially in cases in which items were not already being delivered same-day or overnight.

USA Patriot Act. The USA Patriot Act authorizes regulatory powers to combat international terrorism. The provisions that affect financial institutions most directly provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes. Among other things, the USA Patriot Act prohibits financial institutions from doing business with foreign “shell” banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions have to follow minimum verification of identity standards for all new accounts and are permitted to share information with law enforcement authorities under certain circumstances that were not previously permitted. Failure of a financial institution to comply with the USA Patriot Act’s requirements could have serious legal and reputational consequences for the institution.

Financial Modernization Legislation. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”) includes a number of provisions intended to modernize and to increase competition in the American financial services industry, including authority for bank holding companies to engage in a wider range of nonbanking activities. Under the GLB Act, a bank holding company that elects to become a financial holding company may engage in any activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is (i) financial in nature, (ii) incidental to any such financial activity, or (iii) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLB Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the FRB. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are and continue to be well-capitalized and well-managed and have at least a satisfactory rating under the Community Reinvestment Act.

National banks and state banks with requisite investment authority under applicable state law are also authorized by the GLB Act to engage, through “financial subsidiaries,” in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the FRB, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank’s outstanding investments in financial subsidiaries).

At this time, the Company has not determined whether it will become a financial holding company in order to utilize the expanded powers offered by the GLB Act. The Bank believes that the GLB Act’s financial subsidiary provisions and consumer protections have not had a material impact on its operations.

Privacy Laws. The GLB Act also adopts a number of significant consumer protections, including provisions intended to protect privacy of bank customers’ financial information. Regulations implementing the GLB Act require financial institutions to (i) provide initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal financial information to nonaffiliated third parties and affiliates; (ii) provide annual notices of their privacy policies to their current customers; and (iii) provide a reasonable method for customers to “opt out” of disclosure to nonaffiliated third parties.

The Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003 generally require a financial institution to allow customers to opt-out of sharing certain information with affiliates.

In March 2005, the federal banking agencies jointly issued Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice. The guidance requires all financial institutions to implement a response program to address security breeches involving customer information, including procedures for notifying customers regarding incidents of unauthorized access that could result in substantial harm or convenience to the customer.

Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires banks to have a continuing and affirmative obligation consistent with safe and sound operation to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular communities. The CRA requires each appropriate federal bank regulatory agency to assess a bank’s record in assessing and meeting the credit needs of the communities served by that bank, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. The assessment also is part of the FRB’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, to establish a new branch office that will accept deposits or to relocate an office. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the FRB will assess the records of the applicant bank holding company, and such records may be the basis for denying the application. The Bank received a “satisfactory” CRA rating in its most recent examination.

Dividend Restrictions. Various federal and state requirements limit the amount of dividends the Bank can pay to the Company without regulatory approval. Additional information is provided in Note 20 to the Consolidated Financial Statements incorporated herein by reference.

Capital Adequacy. The Company and the Bank are subject to the risk-based capital requirements and guidelines imposed by the FRB and the FDIC. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. The Company and the Bank were in compliance with applicable minimum capital requirements as of December 31, 2005. Additional information is provided in Note 14 to the Consolidated Financial Statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources” in Exhibit 13 to this Form 10-K incorporated herein by reference.

The Federal Deposit Insurance Corporation Improvement Act. The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), among other things, identifies five capital categories for insured depository institutions. A depository institution is “well capitalized” if it significantly exceeds the minimum level required by regulation for each relevant capital measure, “adequately capitalized” if it meets each such measure, “undercapitalized” if it fails to meet any such measure and “significantly undercapitalized” if it is significantly below such measures. If a depository institution receives an unsatisfactory examination rating, it may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would be undercapitalized after making the payment. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System and growth limitations, and are required to submit capital restoration plans.

As of December 31, 2005, the Bank was categorized as “well capitalized”. Additional information is provided in Note 14 to the Consolidated Financial Statements.

Source of Strength. According to FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support the subsidiary.

Federal Taxation

The Company and the Bank are subject to the generally applicable corporate tax provisions of the Internal Revenue Code (the “Code”), and the Bank is subject to certain additional provisions of the Code which apply to financial institutions. The Company, the Bank and all subsidiaries file a consolidated federal income tax return on the basis of a fiscal year ending on December 31.

Retained earnings at December 31, 2005 and 2004 included approximately $21.9 million accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

The net deferred tax asset at December 31, 2005 includes $56.2 million of future deductible temporary differences. Included is $36.6 million related to book deductions for the bad debt reserve that have not been deducted for tax purposes.

State Taxation

Louisiana does not permit the filing of consolidated income tax returns. The Company is subject to the Louisiana Corporation Income Tax based on its separate Louisiana taxable income, as well as a corporate franchise tax. The Bank is not subject to the Louisiana income or franchise taxes. However, the Bank is subject to the Louisiana Shares Tax which is imposed on the assessed value of its stock. The formula for deriving the assessed value is to calculate 15% of the sum of (a) 20% of the Company’s capitalized earnings, plus (b) 80% of the Company’s taxable shareholders’ equity, and to subtract from that figure 50% of the Company’s real and personal property assessment. Various items may also be subtracted in calculating a company’s capitalized earnings. The Louisiana shares tax expense is included in noninterest expenses.

Item 1A.	Risk Factors.

There are risks, many beyond the Company’s control, which could cause the Company’s results to differ significantly from management’s expectations. Some of these risk factors are described below. Any factor described in this report could, by itself or together with one or more other factors, adversely affect the Company’s business, results of operations and/or financial condition.

The most important risk factors affecting the success of the Company are believed to be the management of loan credit risk and interest rate risk.

Loan Credit Risk Loan credit risk is discussed in the “Asset Quality and Allowance for Loan Losses” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 13 hereto.

Interest Rate Risk Interest rate risk is discussed in the “Asset/ Liability Management and Market Risk” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 13 hereto.

Other key risks include, but are not limited to, operating risk, legal risk and acquisition risk.

Operating Risk Operating risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events that are wholly or partially beyond the Company’s control. Operational risk includes items such as fraud by employees or persons outside the Company, business interruptions and errors related to processing and systems. Management regularly reviews and updates the Company’s internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company’s controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company’s business, results of operations and financial condition.

Legal Risk Legal risk is the risk of legal proceedings against the Company and regulatory reviews that arise in the course of business. The Company operates in a heavily regulated industry. The regulatory framework is discussed further in the Supervision and Regulation section in Item 1 – “Business” of this Form 10-K.

Acquisition Risk The Company regularly explores opportunities to acquire financial institutions and other financial services providers. The Company’s ability to complete an acquisition is subject to regulatory approval, which may or may not be granted. The Company might be required to divest branches as a condition to receiving regulatory approval.

Difficulty in integrating an acquired company may cause the Company not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of key employees, the disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative impact of any divestitures required by regulatory authorities in connection with acquisitions or business combinations may be greater than expected.

There are also other factors not described in this report that could cause results to differ from management’s expectations. These factors include:

•	General business, economic and political conditions in the United States and, in particular, the Company’s market areas.

•	Competition from other banks, as well as securities dealers, brokers, mortgage bankers and specialty finance and insurance companies.

•	The loss of key members of senior management and the ability to attract and retain additional qualified banking personnel.

•	The ability of third parties to provide core systems processing, essential web hosting and other Internet systems and deposit and other processing services.

•	The vulnerability of the Company’s network and computer systems to unforeseen problems, including a security breach.

•	Future legislation affecting the Company’s operations.

Item 1B.	Unresolved Staff Comments.

None.

Item 2.	Properties.

As of December 31, 2005, the Company, through the Bank, operates 44 branch offices in five areas of Louisiana. The Company also operates seven loan production offices (“LPOs”) in Mandeville, Morgan City, Houma, Alexandria, Baton Rouge, Prairieville, and Shreveport. The Prairieville and Shreveport LPOs were opened in 2005. During the year, the Company acquired seven branch facilities as a result of the merger with American Horizons Bancorp, Inc of Monroe. The Company closed six of its branches in Monroe, Louisiana due to their proximity to American Horizons branches. Also during 2005, the Company opened two full service branch locations in Mandeville and Broussard, Louisiana. The Company’s headquarters is located in Lafayette, Louisiana. The Company’s primary operations center is located in New Iberia, Louisiana. A total of 31 offices are owned and 20 are leased. The following table summarizes the Company’s locations by geographic market.

Market	No. of Branches	No. of LPOs
Acadiana	22	1
Alexandria	—	1
Baton Rouge	1	2
New Orleans	8	2
Northeast Louisiana	12	—
Shreveport	1	1

Totals	44	7

Item 3.	Legal Proceedings.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

Item 4.	Submission of Matters to a Vote of Security Holders.

Not applicable.

Executive Officers of the Registrant

Set forth below is information with respect to the executive officers of the Company and principal occupations and positions held for periods including the last five years.

DARYL G. BYRD, age 51, serves as President and Chief Executive Officer of the Company and the Bank. He has served in this capacity since July 1999, with the exception of Chief Executive Officer of the Company and the Bank to which position he was promoted in July 2000. Prior to joining the Company and the Bank, Mr. Byrd was President and Chief Executive Officer of Bank One New Orleans Region from 1998 to 1999.

MICHAEL J. BROWN, age 42, serves as Senior Executive Vice President and Chief Credit Officer of the Company and the Bank, positions he has held since January 2001. Mr. Brown also serves as Commercial Segment Leader for the Bank. Mr. Brown was hired as Executive Vice President of the Company and the Bank in December 1999.

JOHN R. DAVIS, age 45, serves as Senior Executive Vice President of Finance and Investor Relations of the Company and the Bank, positions he has held since January 2001. Mr. Davis was hired as Executive Vice President and Chief Strategic Officer of the Company and the Bank in December 1999.

MICHAEL A. NAQUIN, age 45, serves as Senior Executive Vice President of the Company and the Bank, positions he has held since joining the Company and the Bank in March 2004. In these roles, Mr. Naquin is responsible for all North Louisiana markets, the Retail Banking Segment, Treasury Management and Corporate Facilities. Prior to joining the Company and the Bank, Mr. Naquin served in several senior roles with Bank One, including Commercial Banking Manager for Arizona and California from 2002 until 2004 and Market President & CEO of Northeast Louisiana from 1999 until 2002.

GEORGE J. BECKER III, age 65, has served as Executive Vice President and Director of Organizational Development and Corporate Secretary of the Company and the Bank since February 2005. Mr. Becker previously served as the Director of Corporate Operations and Corporate Secretary of the Company and the Bank. Mr. Becker was hired as Executive Vice President and Northeast Louisiana Market President in 1999. Mr. Becker is a Certified Public Accountant.

MARILYN W. BURCH, age 55, has served as Executive Vice President and Director of Corporate Operations of the Company and the Bank since February 2005. Ms. Burch previously served as Executive Vice President and Chief Financial Officer of the Company and the Bank, roles she assumed in 2001. Ms. Burch joined the Company as Corporate Controller in 1999. Ms. Burch is also a Certified Public Accountant.

ANTHONY J. RESTEL, age 36, has served as Executive Vice President and Chief Financial Officer and Treasurer of the Company and the Bank since February 2005. Mr. Restel was hired as Vice President and Treasurer of the Company and the Bank in March 2001. Prior to joining the Company and the Bank, Mr. Restel served as Vice President in Bank One’s Energy Group from 1998 to 2001.

PART II.

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The information required herein is incorporated by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corporate Information Data” in Exhibit 13 hereto.

Item 6.	Selected Financial Data.

The information required herein is incorporated by reference to “Selected Consolidated Financial and Other Data” in Exhibit 13 hereto.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The information required herein is incorporated by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 13 hereto.

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk.

The information required herein is incorporated by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 13 hereto.

Item 8.	Financial Statements and Supplementary Data.

The information required herein is incorporated by reference to “IBERIABANK Corporation and Subsidiary Consolidated Financial Statements” in Exhibit 13 hereto.

Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A.	Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act’), the Company performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. The evaluation was carried out under the supervision, and with the participation of, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act.

In addition, the Company reviewed its financial reporting internal controls. There was no significant change in the Company’s internal controls over financial reporting during the last fiscal quarter that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting. Management’s Annual Report on Internal Control over Financial Reporting, and the attestation report of the registered public accounting firm are included in Exhibit 13 and is incorporated by reference herein.

Item 9B.	Other Information.

Effective February 20, 2006, the Compensation Committee of the Board of Directors approved a restricted stock award of 10,420 shares of the Company’s common stock to Daryl G. Byrd, President and Chief Executive Officer of the Company. The value of the shares was $59.06 per share on the date of the award. On February 20, 2006, Mr. Byrd was also granted options to purchase 25,630 shares of common stock at an exercise price of $59.06 per share. The term of the options is 10 years. The restricted stock award and the options will vest over a seven-year period commencing with the first anniversary of the date of the award and grant. Effective February 27, 2006, Mr. Byrd’s annual base salary was increased to $446,900.

Effective March 3, 2006, the Compensation Committee approved restricted stock awards and option grants to the following executive officers:

Award Recipient	Restricted Stock Award	Common Stock Underlying Options
Michael J. Brown	4,741	11,556
Marilyn W. Burch	2,318	3,633
John R. Davis	4,741	11,556
Michael A. Naquin	4,741	11,556
Anthony J. Restel	2,154	5,250

The value of the shares on the date of the restricted stock awards and the exercise price of the options each were $57.66 per share. The term of the options is 10 years. The restricted stock awards and the options will vest over a seven-year period commencing with the first anniversary of the date of the awards and grants.

The restricted stock awards and the options are subject to other terms and conditions of the Restricted Stock Award Agreement and Incentive Stock Option Agreement filed as Exhibit 10.18 and Exhibit 10.19, respectively, hereto and incorporated herein by reference.

PART III.

Item 10.	Directors and Executive Officers of the Registrant.

Information concerning the Registrant’s executive officers is contained in Part I of this Form 10-K. Other information required herein is incorporated by reference to the Proxy Statement.

Item 11.	Executive Compensation.

The information required herein is incorporated by reference to the Proxy Statement.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required herein is incorporated by reference to the Proxy Statement.

Item 13.	Certain Relationships and Related Transactions.

The information required herein is incorporated by reference to the Proxy Statement.

Item 14.	Principal Accountant Fees and Services.

The information required herein is incorporated by reference to the Proxy Statement.

PART IV.

Item 15.	Exhibits and Financial Statement Schedules.

(a)	Documents Filed as Part of this Report.

(1)	The following financial statements are incorporated by reference from Item 8 hereof (see Exhibit No. 13):

Report of Independent Auditors.
Consolidated Balance Sheets as of December 31, 2005 and 2004.
Consolidated Statements of Income for the Years Ended December 31, 2005, 2004 and 2003.
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2005, 2004 and 2003.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003.
Notes to Consolidated Financial Statements.

(2)	All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements and related notes thereto.

(3)	The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

Exhibit Index

Exhibit No. 2.1	Agreement and Plan of Merger, dated September 22, 2002, by and between the Registrant and Acadiana Bancshares, Inc. – incorporated herein by reference to Exhibit 2.1 to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.

Exhibit No. 2.2	Agreement and Plan of Merger, dated November 17, 2003, by and among Alliance Bank of Baton Rouge, the Registrant, and IBERIABANK – incorporated herein by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form S-4 (File No. 333-111308).

Exhibit No. 2.3	Agreement and Plan of Merger, dated September 29, 2004, by and between the Registrant and American Horizons Bancorp, Inc. – incorporated herein by reference to Exhibit 10.1 to Registrant’s Current Report of Form 8-K dated September 29, 2004.

Exhibit No. 3.1	Articles of Incorporation, as amended – incorporated herein by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Exhibit No. 3.2	Bylaws of the Company, as amended – incorporated herein by reference to Exhibit 3.1 to Registrant’s Current Report of Form 8-K dated December 19, 2005.

Exhibit No. 4.1	Stock Certificate – incorporated herein by reference to Registration Statement on Form S-8 (File No. 33-93210).

Exhibit No. 4.2	Junior Subordinated Indenture between the Registrant and Wilmington Trust Company, dated September 20, 2004 – incorporated herein by reference to Exhibit 4 to Registrant’s Current Report of Form 8-K dated September 20, 2004.

Exhibit No. 10.1	Retirement Savings Plan

Exhibit No. 10.2	Employment Agreement with Daryl G. Byrd, as amended and restated – incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Exhibit No. 10.3	Indemnification Agreements with Daryl G. Byrd and Michael J. Brown – incorporated herein by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

Exhibit No. 10.4	Severance Agreements with Michael J. Brown and John R. Davis – incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

Exhibit No. 10.5	Severance Agreements with Marilyn W. Burch and George J. Becker III – incorporated herein by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

Exhibit No. 10.6	Severance Agreements with Anthony J. Restel – incorporated herein by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 13, 2005.

Exhibit No. 10.7	1996 Stock Option Plan – incorporated herein by reference to Exhibit 10.1 to Registration Statement on Form S-8 (File No. 333-28859).

Exhibit No. 10.8	1999 Stock Option Plan – incorporated herein by reference to Registrant’s definitive proxy statement dated March 19, 1999.

Exhibit No. 10.9	Recognition and Retention Plan – incorporated herein by reference to Registrant’s definitive proxy statement dated April 16, 1996.

Exhibit No. 10.10	Supplemental Stock Option Plan – incorporated herein by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

Exhibit No. 10.11	2001 Incentive Compensation Plan, as amended – incorporated herein by reference to Registrant’s definitive proxy statement dated April 2, 2003.

Exhibit No. 10.12	2005 Stock Incentive Plan – incorporated herein by reference to Registrant’s definitive proxy statement dated April 11, 2005.

Exhibit No. 10.13	Purchase Agreement, dated as of June 17, 2003, among IBERIABANK Corporation, IBERIABANK Statutory Trust II and Trapeza CDO III, LLC - incorporated herein by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

Exhibit No. 10.14	Placement Agreement among the Registrant, IBERIABANK Statutory Trust III and Suntrust Capital Markets, Inc., dated as of September 20, 2004 – incorporated herein by reference to Exhibit 10.1 to Registrant’s Current Report of Form 8-K dated September 20, 2004.

Exhibit No. 10.15	Guarantee Agreement between the Registrant and Wilmington Trust Company, dated as of September 20, 2004 – incorporated herein by reference to Exhibit 10.7 to Registrant’s Current Report of Form 8-K dated September 20, 2004.

Exhibit No. 10.16	Change in Control Severance Agreement with Michael A. Naquin, dated August 25, 2004 - incorporated herein by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Exhibit No. 10.17	Indemnification Agreement with Michael A. Naquin, dated March 3, 2004 - incorporated herein by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Exhibit No. 10.18	Form of Restricted Stock Agreement Under the IBERIABANK Corporation 2001 Incentive Compensation Plan.

Exhibit No. 10.19	Form of Incentive Stock Option Agreement Under the IBERIABANK Corporation 2001 Incentive Compensation Plan.

Exhibit No. 12	Statements: Computations of Ratios.

Exhibit No. 13*	Annual Report to Shareholders – Portions of Annual Report to Shareholders for the year ended December 31, 2005, which are expressly incorporated herein by reference.

Exhibit No. 21	Subsidiaries of the Registrant.

Exhibit No. 23	Consent of Castaing, Hussey & Lolan, LLC.

Exhibit No. 31.1*	Certification of principal executive officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

Exhibit No. 31.2*	Certification of principal financial officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a).

Exhibit No. 32.1*	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No. 32.2*	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No. 99	Audit Committee Charter, as amended – incorporated herein by reference to Exhibit 99 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

*	Included herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERIABANK CORPORATION

Date: March 15, 2006	By:	/s/ Daryl G. Byrd
President/CEO and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Daryl G. Byrd Daryl G. Byrd	President, Chief Executive Officer and Director	March 15, 2006

/s/ John R. Davis John R. Davis	Senior Executive Vice President of Finance and Investor Relations	March 15, 2006

/s/ Anthony J. Restel Anthony J. Restel	Executive Vice President and Chief Financial Officer	March 15, 2006

/s/ Joseph B. Zanco Joseph B. Zanco	Senior Vice President and Controller and Principal Accounting Officer	March 15, 2006

/s/ Elaine D. Abell Elaine D. Abell	Director	March 15, 2006

/s/ Harry V. Barton, Jr. Harry V. Barton, Jr.	Director	March 15, 2006

/s/ Ernest P. Breaux, Jr. Ernest P. Breaux, Jr.	Director	March 15, 2006

/s/ John N. Casbon John N. Casbon	Director	March 15, 2006

/s/ William H. Fenstermaker William H. Fenstermaker	Director	March 15, 2006

/s/ Larrey G. Mouton Larrey G. Mouton	Director	March 15, 2006

/s/ Jefferson G. Parker Jefferson G. Parker	Director	March 15, 2006

/s/ O. Miles Pollard, Jr. O. Miles Pollard, Jr.	Director	March 15, 2006

/s/ E. Stewart Shea III E. Stewart Shea III	Director	March 15, 2006

/s/ David H. Welch David H. Welch	Director	March 15, 2006

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its subsidiary as of December 31, 2004 and 2005 and for the years ended December 31, 2003 through 2005. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

The Company’s performance during 2005 was significantly impacted by two key factors:

•	The acquisition of American Horizons Bancorp, Inc. (“American Horizons”) on January 31, 2005. This acquisition significantly increased the Company’s presence in Northeast Louisiana, positioning the Company as the second largest bank in the Monroe, West Monroe, Ruston and Bastrop market based on deposits. The Company recorded $650,000 of one-time expenses associated with the integration and conversion of American Horizons during the first quarter of 2005.

•	The impact of Hurricanes Katrina and Rita, which struck south Louisiana in August and September, respectively. One-time charges associated with the storms included a loan loss provision of $14.4 million and expenses of $401,000 related primarily to facilities damage and employee relocation and assistance. The Company also estimates that fee income was reduced by approximately $66,000 as a result of the storms.

OVERVIEW

The Company’s net income for 2005 totaled $22.0 million, or $2.24 per share on a diluted basis. This is a 25.4% decrease compared to the $3.01 per share, or $27.3 million earned for 2004. In addition to the American Horizons acquisition and Hurricanes Katrina and Rita, earnings performance for 2005 was influenced by the acquisition of Alliance Bank of Baton Rouge (“Alliance”) in the first quarter of 2004 and other factors, the key components of which are summarized below.

•	Total assets at December 31, 2005 were $2.9 billion, up $404.0 million, or 16.5%, from $2.4 billion at December 31, 2004. This growth level resulted from the $252.2 million asset base obtained through the American Horizons acquisition and strong organic growth totaling $151.8 million. Shareholders’ equity increased by $43.4 million, or 19.7%, from $220.2 million at December 31, 2004 to $263.6 million at December 31, 2005.

•	Total loans at December 31, 2005 were $1.9 billion, an increase of $267.9 million, or 16.2%, from $1.7 billion at December 31, 2004. The increase from year end 2004 includes the $199.6 million loan base attributable to the American Horizons acquisition and internally generated growth of $68.3 million. At year-end, the commercial loan pipeline was strong with activity throughout the markets served by the Company.

•	Total customer deposits increased $469.5 million, or 26.5%, from $1.8 billion at December 31, 2004 to $2.2 billion at December 31, 2005. The increase from year end 2004 resulted from excellent organic growth of $276.8 million and $192.7 million in customer deposits attributable to the American Horizons acquisition. The Company demonstrated strong deposit growth throughout most of 2005. This growth was boosted during the third and fourth quarters by the increased economic activity resulting from the commencement of clean up and rebuilding efforts throughout south Louisiana.

•	Net interest income for the year increased $10.2 million, or 13.6%, in 2005 versus 2004. This increase is largely attributable to a $78.1 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis declined six basis points to 3.54% from 3.60% for the years ended December 31, 2005 and 2004, respectively, due to the re-pricing mix of the Company’s assets and liabilities.

•	Noninterest income increased $2.9 million, or 12.6%, for 2005 as compared to 2004. The increase was driven by higher service charge revenues on deposit accounts, ATM/debit card fees, broker-dealer commissions and gains on the sale of excess properties. These increases were partially offset by reduced gains on the sale of investments and loans.

•	Noninterest expense increased by $9.5 million, or 17.4%, for 2005 as compared to 2004. The largest components of the increase were higher compensation expense as a result of additional staff related to the American Horizons acquisition and strategic hires, higher occupancy and equipment costs due to the Company’s expansion, one-time expenses associated with the integration and conversion of American Horizons and one-time expenses associated with damages and other costs resulting from Hurricanes Katrina and Rita.

•	The Company provided $17.1 million for possible loan losses during 2005, compared to $4.0 million in 2004. Of the $17.1 million provision, $14.4 million relates to the additional credit risk resulting from Hurricanes Katrina and Rita. As of December 31, 2005, the allowance for loan losses as a percent of total loans was 1.98%, compared to 1.22% at December 31, 2004. Net charge-offs for 2005 were $3.6 million, or 0.20%, of average loans on an annualized basis, compared to $2.7 million, or 0.18%, a year earlier. The Company incurred $1.1 million in net charge-offs associated with Hurricane Katrina. No charge-offs were associated with Hurricane Rita during the year. The coverage of net charge-offs by the provision for loan losses was 4.68 times for 2005 and 1.47 times for 2004. The coverage of nonperforming assets by the allowance for loan losses was 6.31 times at the end of 2005, as compared to 3.27 times at December 31, 2004.

•	In September 2005, the Company announced a significant branch expansion initiative in response to client needs and opportunities presented by Hurricanes Katrina and Rita. Based on the expansion initiative, the Company initially planned to open twelve new banking facilities in existing markets and other Louisiana locations not previously served by the Company. The Company achieved progress toward that goal during 2005 and expanded the initiative further than previously planned, including expansion plans for two new offices in the Shreveport/Bossier City market.

•	In July 2005, the Company’s Board of Directors declared a five-for-four stock split in the form of a 25% stock dividend. The dividend was paid on August 15, 2005 to shareholders of record as of August 1, 2005. As a result of the stock split, shareholders received one additional share for every four shares held. Unless otherwise indicated, all share and per share amounts have been restated to reflect the stock split.

•	During 2005, the Company’s Board of Directors declared cash dividends totaling $1.00 per common share, an 18% increase compared to 2004.

Given the unprecedented devastation caused by Hurricanes Katrina and Rita, the Company faced unique obstacles in 2005. Compared to many of our competitors, the Company was spared the brunt of these two events. Accordingly, the Company quickly focused on the opportunities presented by the massive rebuilding efforts ahead of the region. The Company’s branch expansion initiative is focused on capturing market share in the areas most significantly impacted by the storms and further expansion of existing markets.

Exclusive of the storms, the Company continued its successful expansion into new Louisiana markets and penetration of existing markets in 2005. The American Horizons acquisition vaulted the Company to the #2 position in deposit share in the Monroe, West Monroe, Ruston and Bastrop market. The Company’s de novo branch in Shreveport, Louisiana and new loan production offices (“LPOs”) met management’s expectations throughout the year. Given the success of the Company’s expansion efforts, the Company analyzes the potential for growth in new and existing markets continually.

The Company’s focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are very shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work. Earnings guidance, based on expectations of the Company, is provided during the year through press releases, which are available on our website at

www.iberiabank.com and also disclosed through Form 8-K current event filings with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

Inherent in any organization are risks associated with the industry in which it operates. The most important risk factors affecting the success of the Company are believed to be the management of loan credit risk and interest rate risk, which are discussed under their respective sections entitled “Asset Quality and Allowance for Loan Losses” and “Asset/ Liability Management and Market Risk” later in this discussion. Other key risks include, but are not limited to, operating risk, legal risk and acquisition risk. Operating risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. Legal risk is the risk of legal proceedings against the Company and regulatory reviews that arise in the course of business. Acquisition risk is the risk that the Company may not realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and stock based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s credit portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses section of this analysis and Note 1 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment tests, there was no impairment of goodwill at December 31, 2004 or 2005. For additional information on goodwill and intangible assets, see Note 7 to the Consolidated Financial Statements.

Stock-based Compensation

The Company has historically accounted for its stock option plans under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with APB Opinion No. 25, compensation expense relating to stock options has not been reflected in net income as the exercise price of the stock options granted equaled or exceeded the market value of the underlying common stock at the date of grant. Given the Company’s election to apply the accounting methodology in APB Opinion No. 25, management is required to provide proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. These subjective input assumptions materially affect the fair value estimate.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and calls for companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) as of January 1, 2006. This represents a significant change in practice for the Company.

SFAS No. 123(R) requires companies to (1) use fair value to measure stock-based compensation awards and (2) cease using the “intrinsic value” method of accounting, which APB Opinion No. 25 allowed and resulted in no expense for many awards of stock options for which the exercise price of the option equaled the price of the underlying stock at the grant date. Under SFAS No. 123(R), the fair value of a stock-based compensation award is recognized over the employee’s service period.

On December 30, 2005, the Board of Directors approved the immediate acceleration of vesting of all outstanding stock options awarded to employees, officers and directors. As a result of the acceleration, the Company recorded $470,000 of compensation expense in 2005. By accelerating the vesting of these options, the Company estimates that approximately $6.5 million of pre-tax future compensation expense will be eliminated.

For additional discussion of the Company’s stock options plans, see Note 15 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company’s primary source of income. Earning assets averaged $2.5 billion during 2005, a $333.5 million, or 15.6%, increase compared to $2.1 billion during 2004. This is primarily the result of the American Horizons acquisition and moderate organic loan growth.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases – The loan portfolio increased $267.9 million, or 16.2%, to $1.9 billion at December 31, 2005, compared to $1.7 billion at December 31, 2004. This increase includes the $199.6 million loan base attributable to the American Horizons acquisition. Loan growth during 2005 was tempered by the Company’s portfolio management process associated with the American Horizons acquisition and anticipated pay downs during the first nine months of the year. The commercial loan portfolio was most significantly impacted by these factors.

The Company’s loan to deposit ratio at December 31, 2005 and December 31, 2004 was 85.5% and 93.1%, respectively. The percentage of fixed rate loans within the total loan portfolio increased from 65% at the end of 2004 to 70% as of December 31, 2005.

The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN AND LEASE PORTFOLIO COMPOSITION

	December 31,
(dollars in thousands)	2005		2004		2003		2002		2001
Commercial loans:
Real estate	$545,868	29%	$419,427	25%	$352,031	25%	$254,688	25%	$228,284	24%
Business	376,966	19	307,614	19	201,020	14	159,339	15	117,530	12

Total commercial loans	922,834	48	727,041	44	553,051	39	414,027	40	345,814	36

Mortgage loans:
Residential 1-4 family	430,111	22	387,079	23	338,965	24	207,130	20	198,403	21
Construction	30,611	2	33,031	2	50,295	4	16,470	1	5,915	1

Total mortgage loans	460,722	24	420,110	25	389,260	28	223,600	21	204,318	22

Loans to individuals:
Indirect automobile	229,646	12	222,480	14	229,636	16	219,280	21	220,698	23
Home equity	230,363	12	213,533	13	174,740	12	122,799	12	114,056	12
Other	74,951	4	67,462	4	65,662	5	64,786	6	71,129	7

Total consumer loans	534,960	28	503,475	31	470,038	33	406,865	39	405,883	42

Total loans receivable	$1,918,516	100%	$1,650,626	100%	$1,412,349	100%	$1,044,492	100%	$956,015	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Commercial loans increased $195.8 million during 2005. The Company acquired $156.3 million in commercial loans as a result of the American Horizons acquisition. Commercial loans as a percentage of total loans have increased from 44% as of December 31, 2004 to 48% as of December 31, 2005. During the third quarter of 2005, the Company sold a pool of $3.7 million of nonperforming loans to an unrelated third party. Most of the $3.7 million balance related to commercial loans.

The Company has increased its investment in commercial real estate loans from $419.4 million, or 25.4% of the total loan portfolio, as of December 31, 2004, to $545.9 million, or 28.5% of the total loan portfolio, as of December 31, 2005. The vast majority of properties securing the Company’s commercial real estate loans are located in the Company’s market area, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. As a rule, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2005, the Company’s commercial business loans amounted to $377.0 million, or 19.6% of the Company’s gross loan portfolio. This represents a $69.4 million, or 22.5% increase from December 31, 2004. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. As a rule, the Company obtains personal guarantees of the principals as additional security for commercial business loans.

The commercial loan pipeline was strong at December 31, 2005 with activity throughout the markets served by the Company.

Mortgage Loans. Residential 1-4 family loans comprise substantially all of the Company’s mortgage loans. The vast majority of the Company’s residential 1-4 family mortgage loan portfolio is secured by properties located in its market area and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans. Excluding $3.5 million in mortgage loans attributable to the American Horizons acquisition, total residential mortgage loans increased $37.1 million compared to December 31, 2004. This growth is primarily related to credit extended to high net worth individuals through the private banking area. At December 31, 2005, $331.8 million, or 72%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $128.9 million, or 28%, were adjustable rate loans.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2005, $535.0 million, or 27.9% of the Company’s total loan portfolio, was comprised of consumer loans, compared to $503.5 million, or 30.5% at the end of 2004. Excluding $39.8 million in consumer loans attributable to the American Horizons acquisition, total consumer loans decreased $8.3 million compared to December 31, 2004.

Home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2005. The balance of home equity loans increased $16.8 million, or 7.9% from $213.5 million at December 31, 2004 to $230.4 million at December 31, 2005. The Company acquired $23.9 million in home equity loans as a result of the American Horizons acquisition.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased from $222.5 million, or 13.5% of the Company’s total loan portfolio to $229.6 million, or 12.0% at December 31, 2004 and 2005, respectively, as the Company retained its focus on prime, or low risk, paper.

The remainder of the consumer loan portfolio at December 31, 2005 was composed of direct automobile loans, credit card loans and other consumer loans. At December 31, 2005, the Company’s direct automobile loans amounted to $23.4 million, or 1.2% of the Company’s total loan portfolio. The Company’s VISA and MasterCard credit card loans totaled $8.4 million, or 0.4% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $43.1 million, or 2.2% of the Company’s total loan portfolio, at December 31, 2005.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2005, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 83% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$144,050	$286,638	$115,180	$545,868
Commercial business	155,108	136,871	84,987	376,966
Mortgage	13,018	26,161	421,543	460,722
Consumer	131,675	245,430	157,855	534,960

Total	$443,851	$695,100	$779,565	$1,918,516

Asset Quality and Allowance for Loan Losses – Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also of the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy, developed an internal loan review function and significantly increased the allowance for loan losses. As a result of management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company’s assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. The Company will continue to monitor the risk adjusted level of return within the loan portfolio.

Written underwriting standards established by the Board of Directors and management govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, where appropriate.

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department collects delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Commercial loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

The Company utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve Board as part of its efforts to improve commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest for the current year is deducted from interest income. Prior year interest is charged-off to the allowance for loan losses.

At December 31, 2005, the Company had $24.0 million of assets classified as substandard, $804,000 of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.87% of total assets.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2005.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $5.8 million and $5.7 million at December 31, 2005 and 2004, respectively. The Company’s foreclosed property amounted to $257,000 and $492,000 at December 31, 2005 and 2004, respectively. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $6.0 million, or 0.21% of total assets at December 31, 2005, compared to $6.2 million, or 0.25% of total assets at December 31, 2004.

During the third quarter of 2005, the Company offered a 90-day payment deferral program on mortgage, consumer and small business loans in an effort to assist its loan customers in the areas most significantly impacted by the hurricanes. This program was extended beyond the initial 90-day period for selected borrowers. The deferral program could have the effect of reducing past due, charge offs and nonperforming loans at December 31, 2005.

The Company has shown continuing improvement in asset quality despite significant loan growth over the past five years. The following table sets forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Nonaccrual loans:
Commercial, financial and agricultural	$2,377	$1,936	$1,838	$1,693	$4,088
Mortgage	384	735	552	334	122
Loans to individuals	2,012	1,784	1,512	1,230	1,053

Total nonaccrual loans	4,773	4,455	3,902	3,257	5,263
Accruing loans 90 days or more past due	1,003	1,209	1,220	1,086	1,691

Total nonperforming loans (1)	5,776	5,664	5,122	4,343	6,954
Foreclosed property	257	492	2,134	2,267	6,009

Total nonperforming assets (1)	6,033	6,156	7,256	6,610	12,963
Performing troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$6,033	$6,156	$7,256	$6,610	$12,963

Nonperforming loans to total loans (1)	0.30%	0.34%	0.36%	0.42%	0.73%
Nonperforming assets to total assets (1)	0.21%	0.25%	0.34%	0.42%	0.91%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.21%	0.25%	0.34%	0.42%	0.91%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Allowance For Loan Losses. Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2005 to cover any potential losses in the Company’s loan portfolio. However, future adjustments to this allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses. Losses in the loan portfolio, net of recoveries, are charged-off against the allowance and reduce the balance. Provisions for loan losses, which are charged against income, increase the allowance.

In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, relationship managers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications. Based on this information, management assigns a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio and its performance. The portfolio is segmented into homogenous pools (i.e., commercial, business banking, consumer, mortgage, indirect, and credit card), which are analyzed based on risk factors, current and historical performance and specific loan reviews (for significant loans). Consideration is given to the specific risk within these segments, the maturity of these segments (e.g., rapid growth versus fully seasoned), the Company’s strategy for each segment (e.g., growth versus maintain), and the historical loss rate for these segments both at the Company and its peers. Consideration is also given to the impact of a number of relevant external factors that influence components of the loan portfolio or the portfolio as a whole, including current and projected economic conditions.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company’s allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture, portfolio management practices and the Company’s emphasis on early detection and management of deteriorating loans. The Company added $4.9 million to the allowance for loan losses as a result of the application of the Company’s allowance methodology on the American Horizons’ loan portfolio.

General reserve estimated loss percentages are based on the current and historical loss experience of each loan category, regulatory guidelines for losses, the status of past due payments, and management’s judgment of economic conditions and the related level of risk assumed. Relative to homogenous loan pools such as mortgage, consumer, indirect and credits cards, the Company has established a general reserve level using information such as actual loan losses, the seasoning of the pool, identified loan impairment, acquisitions, and current and projected economic conditions. General reserves for these pools are adjusted for loans that are considered past due, based on the correlation between historical losses and the payment performance of a loan pool.

The commercial segment of the Company’s loan portfolio is initially assigned a general reserve also based on performance of that portion of the loan portfolio and other general factors discussed earlier. The commercial portion of the portfolio is further segmented by collateral type, which based on experience has a direct relationship to the level of loss experienced if a problem develops. Reserves are set based on management’s assessment of this risk of loss. As commercial loans deteriorate, the Company reviews each for impairment and proper loan grading. Loans on the Company’s Watch List carry higher levels of reserve based largely on a higher level of loss experience for these loans. Loss experience for Watch List loans is reviewed periodically during the year.

Specific reserves are determined for commercial loans individually based on management’s evaluation of loss exposure for each credit, given current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves. Additionally, an unallocated reserve for the total loan portfolio is established to address the imprecision and estimation risk inherent in the calculations of general and specific reserves, and management’s evaluation of various conditions that are not directly measured by any other component of the allowance. Such components would include current economic conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio and the findings of internal credit examinations.

Based on the allowance determination process, the Company determines the current potential risk of loss that exists in the portfolio, even if not fully reflected in current credit statistics, such as nonperforming assets or nonperforming loans. To determine risk of loss, and in turn the appropriateness of the allowance, the Company extends its analysis to a number of other factors, including the level of delinquencies and delinquency trends; the level and mix of Criticized, Classified and Pass/Watch loans; reserve levels relative to nonperforming assets, nonperforming loans, and net charge-offs; the level and trend in consumer and commercial bankruptcies; and financial performance trends in specific businesses and industries to which the Company lends. In response to rapid growth and changes in the mix of the loan portfolio, the Company has increased its required allowance over time and feels that the allowance adequately reflects the current level of risk and incurred losses within the loan portfolio.

Due to the unprecedented devastation caused by Hurricanes Katrina and Rita in August and September 2005, respectively, the Company performed an extensive review of the loan portfolios impacted by these storms. Immediately after each of these storms passed, the Company’s credit team began intense analysis of affected portfolios, client flood and property and casualty insurance coverage, impacts on sources of repayment and underlying collateral, and client payment probability. This analysis was aided by flood mapping technology, physical inspection, and client contact.

The framework for the analysis involved first determining which clients were in the affected areas. Second, clients were grouped by segment type (e.g., commercial, private banking, mortgage, indirect automobile, etc.). Third, segmented clients were analyzed in detail and divided into three risk categories (i.e., low, medium and high). Low risk clients had no impact, or relatively insignificant impact, as a result of the storm. Medium risk clients had an impact on their primary or secondary sources of repayment, but had adequate liquidity to satisfy their obligations. Finally, high risk clients had potentially significant problems that affected both primary and secondary sources of repayment. Reserve levels were then placed against particular loans based on estimated default levels and loss expectations. For example, for residential mortgage loans, a 50% default rate was assumed for high risk clients on the gross loan balance outstanding (not net of estimated insurance proceeds), and a 40% loss rate was assumed. Medium risk residential mortgage clients were assumed to have a 35% default rate and a loss rate of 20%. Low risk clients were assumed to have a 20% default rate and a 10% loss rate. Similar methodologies were used for other segments and risk categories, though default rates and loss expectation levels differed between various segments and categories. No material consideration was given for any federal assistance or private mortgage insurance, and only minimal land values were assumed. Additional federal and/or state assistance may be forthcoming, but the outcome is uncertain at this time. Private mortgage insurance exists for 6% and 11% of residential mortgage loans affected by Hurricanes Katrina and Rita, respectively. Given limited real estate transaction closings since the hurricanes, no reliable determination can be made regarding land values at this stage. The risk classifications and reserve allocation methodology are subject to change as particular situations continue to evolve.

As a result of this analysis, the Company recorded hurricane-related loan loss provisions of $12.8 million and $1.6 million for Hurricanes Katrina and Rita, respectively.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2005		2004		2003		2002		2001
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	50%	48%	55%	44%	51%	39%	48%	40%	46%	36%
Real estate – mortgage	14	22	5	23	5	24	4	20	5	21
Real estate – construction	1	2	—	2	1	4	—	1	—	1
Loans to individuals	28	28	30	31	31	33	38	39	45	42
Unallocated	7	—	10	—	12	—	10	—	4	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $38.1 million, or 1.98% and 659.3% of total loans and total nonperforming loans, respectively, at December 31, 2005 compared to 1.22% and 355.2%, respectively, at December 31, 2004. The allowance for loan losses increased $18.0 million, or 89.3%, from $20.1 million at December 31, 2004. The increase included a $17.1 million provision for loan losses and $4.9 million assigned to loans acquired as part of the American Horizons acquisition. Net charge-offs for 2005 were $3.6 million, or 0.20% of total average loans, up from $2.7 million, or 0.18% in 2004. The increase in net charge offs was due to the $1.1 million in net charge-offs recorded as a result of Hurricane Katrina. The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Allowance at beginning of period	$20,116	$18,230	$13,101	$11,117	$10,239
Addition due to purchase transaction	4,893	587	2,439	—	—
Adjustment for loans transferred to held for sale	(350)	—	—	—	—
Provision charged to operations	17,069	4,041	6,300	6,197	5,046
Charge-offs:
Commercial, financial and agricultural	1,432	986	1,617	1,331	1,861
Mortgage	471	91	37	60	15
Loans to individuals	3,638	3,035	3,128	3,391	2,797

Total charge-offs	5,541	4,112	4,782	4,782	4,673

Recoveries:
Commercial, financial and agricultural	539	272	504	68	110
Mortgage	3	1	21	35	17
Loans to individuals	1,353	1,097	647	466	378

Total recoveries	1,895	1,370	1,172	569	505

Net charge-offs	3,646	2,742	3,610	4,213	4,168

Allowance at end of period	$38,082	$20,116	$18,230	$13,101	$11,117

Allowance for loan losses to nonperforming assets (1)	631.2%	326.8%	251.2%	198.2%	85.8%
Allowance for loan losses to total loans at end of period	1.98%	1.22%	1.29%	1.25%	1.16%
Net charge-offs to average loans	0.20%	0.18%	0.28%	0.43%	0.44%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Investment Securities – The Company’s investment securities consist primarily of securities issued by the U.S. Government and federal agency obligations, obligations of state and political subdivisions and mortgage-backed securities. As of December 31, 2005, the Company’s investment securities available for sale amounted to $543.5 million, which includes a pre-tax net unrealized loss of $9.8 million, and its investment securities held to maturity amounted to $29.1 million with a pre-tax net unrealized gain of $250,000. At such date, investment securities available for sale consisted of $406.3 million of mortgage-backed securities, $39.7 million of obligations of state and political subdivisions, and $97.4 million of U.S. Government and federal agency obligations. At December 31, 2005, investment securities held to maturity consisted of $7.7 million of mortgage-backed securities, $13.3 million of obligations of state and political subdivisions, and $8.1 million of U.S. Government and federal agency obligations.

Investment securities increased by an aggregate of $5.6 million, or 1.0%, to $572.6 million at December 31, 2005. This is compared to $567.0 million at December 31, 2004. This increase was due to investment securities of $11.5 million obtained through the acquisition of American Horizons and purchases of investment securities amounting to $137.5 million, both of which were partially offset by $106.7 million from maturities, prepayments and calls, $24.0 million from sales of investment securities, $1.9 million from the amortization of premiums and accretion of discounts, and a decrease of $10.8 million in the market value of investment securities available for sale. Funds generated as a result of sales and prepayments were used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank (“FHLB”) of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions increased $40.8 million, or 211.0%, from $19.3 million at December 31, 2004 to $60.1 million at December 31, 2005. The average rate on these funds during 2005 was 3.20%, compared to 1.46% during 2004.

Mortgage Loans Held for Sale – Loans held for sale increased $2.4 million, or 29.7%, to $10.5 million at December 31, 2005 compared to $8.1 million at December 31, 2004. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2005, approximately 81% of total single-family mortgage originations of the Company were sold in the secondary market as compared to 89% in 2004.

Other Assets – The following table details the changes in other assets at the dates indicated.

TABLE 6 – OTHER ASSETS COMPOSITION

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Cash and due from banks	$66,697	$33,940	$49,273	$37,022	$35,945
Premises and equipment	55,010	39,557	31,992	18,161	19,455
Goodwill	93,167	64,732	59,523	35,401	35,644
Bank-owned life insurance	44,620	37,640	29,623	21,540	15,276
Other	69,464	47,834	45,350	23,693	22,097

Total	$328,958	$223,703	$215,761	$135,817	$128,417

The $32.8 million increase in cash and due from banks was primarily due to the high level of deposit growth experienced during 2005.

The $15.5 million increase in premises and equipment was primarily the result of the $7.2 million of fixed assets obtained through the American Horizons acquisition and land and building purchases associated with the Company’s expansion initiative announced in September 2005.

The $28.4 million increase in goodwill related to the American Horizons acquisition. The $7.0 million increase in bank-owned life insurance related primarily to a $5.0 million policy purchase, coupled with earnings on policies.

Other assets increased $21.6 million. The largest component of the increase is the result of the core deposit intangible ($4.6 million amortized value as of December 31, 2005) related to the American Horizons acquisition.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2005.

Deposits – The Company has been successful in raising deposits in the markets in which it has a presence and believes the increase to be the result of several factors including the development of customer relationships and opportunities in the public funds arena. The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 7 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2005		2004		2003		2002		2001
Noninterest-bearing DDA	$350,065	15%	$218,859	12%	$189,786	12%	$159,005	13%	$154,580	12%
NOW accounts	575,379	26	532,584	30	449,938	28	281,825	23	243,685	20
Savings and money market	554,731	25	393,772	22	350,295	22	319,495	25	305,059	25
Certificates of deposit	762,781	34	628,274	36	599,087	38	481,907	39	534,070	43

Total deposits	$2,242,956	100%	$1,773,489	100%	$1,589,106	100%	$1,242,232	100%	$1,237,394	100%

Deposits at December 31, 2005 reflected an increase of $469.5 million, or 26.5%, to $2.2 billion as compared to $1.8 billion at December 31, 2004. The growth in deposits included $192.7 million of deposits acquired from the acquisition of American Horizons. Since the end of 2004, noninterest-bearing checking accounts increased $131.2 million, or 59.9%, interest-bearing checking account deposits increased $42.8 million, or 8.0%, savings and money market accounts increased $161.0 million, or 40.9%, and certificate of deposit accounts increased $134.5 million, or 21.4%. Excluding the effect of American Horizons, noninterest-bearing checking accounts increased $91.6 million, or 41.9%, interest-bearing checking account deposits increased $2.4 million, or 0.5%, savings and money market accounts increased $138.0 million, or 35.0%, and certificate of deposit accounts increased $44.8 million, or 7.1%. At December 31, 2005, $350.1 million, or 15.6%, of the Company’s total deposits were noninterest-bearing, compared to $218.9 million, or 12.3%, at December 31, 2004.

Certificates of deposit $100,000 and over increased $75.7 million, or 32.1%, from $235.7 million at December 31, 2004 to $311.5 million at December 31, 2005. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

TABLE 8 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2005	2004	2003
3 months or less	$87,411	$53,355	$67,555
Over 3 - 12 months	120,966	81,908	87,869
Over 12 - 36 months	90,681	72,126	35,906
More than 36 months	12,412	28,335	24,329

Total	$311,470	$235,724	$215,659

Borrowings and Debt – Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in that bank and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. Total short-term borrowings decreased $167.6 million, or 70.9%, to $68.8 million at December 31, 2005 compared to $236.5 million at December 31, 2004. The Company’s short-term borrowings at December 31, 2005 were comprised of $745,000 of advances from the FHLB of Dallas and $68.1 million of securities sold under agreements to repurchase. The average amount of short-term borrowings in 2005 was $143.1 million, compared to $188.6 million in 2004.

The Company’s short-term borrowings at December 31, 2004 were comprised of $192.0 million of advances from the FHLB of Dallas and $44.5 million of securities sold under agreements to repurchase. The average amount of short-term borrowings in 2004 was $188.6 million. The weighted average rate on short-term borrowings was 1.83% at December 31, 2005, compared to 2.01% at December 31, 2004. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company’s long-term borrowings increased $44.1 million, or 21.4%, to $250.2 million at December 31, 2005, compared to $206.1 million at December 31, 2004. The primary reason for the increase was due to $34.2 million in long term debt assumed as a result of the American Horizons acquisition. The majority of the Company’s long-term borrowings, $153.7 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $55.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt of $37.3 million consists of junior subordinated deferrable interest debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The debentures qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

TABLE 9 – JUNIOR SUBORDINATED DEBT COMPOSITION

Date Issued (dollars in thousands)	Term	Callable After	Interest Rate	Amount
November 2002	30 years	5 years (2)	LIBOR plus 3.25%	$10,310
June 2003	30 years	5 years (2)	LIBOR plus 3.15%	10,310
September 2004	30 years	5 years (2)	LIBOR plus 2.00%	10,310
March 2003 (1)	30 years	5 years (2)	LIBOR plus 3.15%	6,351

Balance, December 31, 2005				$37,281

(1)	Obtained via the American Horizons acquisition.

(2)	Subject to regulatory requirements.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2005, shareholders’ equity totaled $263.6 million, an increase of $43.4 million, or 19.7%, compared to $220.2 million at December 31, 2004. The following table details the changes in shareholders’ equity during 2005.

TABLE 10 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2004	$220,162
Common stock issued for acquisition	47,737
Net income	22,000
Common stock released by the Company’s ESOP trust	622
Common stock earned by participants in the Company’s RRP trust	2,118
Sale of treasury stock for stock options exercised	3,565
Cash dividends declared	(9,582)
Repurchases of common stock placed into treasury	(17,504)
Decrease in other comprehensive income	(6,019)
Stock based compensation cost	470

Balance, December 31, 2005	$263,569

On April 20, 2005, the Company announced a new Stock Repurchase Program authorizing the repurchase of up to 375,000 common shares. During the year ended December 31, 2005, the Company repurchased a total of 365,488 shares of its Common Stock under publicly announced Stock Repurchase Programs. The following table details these purchases during 2005.

TABLE 11 – STOCK REPURCHASES

Period	Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under Repurchase Plans
January	52,125	$48.48	52,125	93,666
February	61,875	$48.69	61,875	31,791
April	31,250	$49.14	31,250	541
May	159,250	$47.07	159,250	216,291
June	50,988	$47.70	50,988	165,303
September	10,000	$50.15	10,000	155,303

Total	365,488	$47.89	365,488

No shares were repurchased during March, July, August, October, November, and December 2005. No shares were repurchased during the year ended December 31, 2005, other than through publicly announced plans.

On July 21, 2005, the Company announced the declaration of a five-for-four stock split in the form of a 25% stock dividend. The dividend was paid August 15, 2005 to shareholders of record as of August 1, 2005. All share and per share amounts have been restated to reflect the stock split.

RESULTS OF OPERATIONS

The Company reported net income of $22.0 million, $27.3 million and $23.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Earnings per share (“EPS”) on a diluted basis was $2.24 for 2005, $3.01 for 2004 and $2.74 for 2003. During 2005, interest income increased $26.7 million, interest expense increased $16.5 million, the provision for loan losses increased $13.0 million, noninterest income increased $2.9 million, noninterest expense increased $9.5 million and income tax expense decreased $4.1 million. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $22.8 million, $27.9 million and $24.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Included in earnings are the results of operations of American Horizons from the acquisition date of January 31, 2005, Alliance from the acquisition date of February 28, 2004 and Acadiana Bancshares, Inc. from the acquisition date of February 28, 2003 forward.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.23%, 3.40% and 3.67% during the years ended December 31, 2005, 2004 and 2003, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.54%, 3.60% and 3.89% during the years ended December 31, 2005, 2004 and 2003, respectively.

Net interest income increased $10.2 million, or 13.6%, in 2005 to $84.8 million compared to $74.6 million in 2004. This increase was due to a $26.7 million, or 24.6%, increase in interest income, which was partially offset by a $16.5 million, or 48.7%, increase in interest expense. The improvement in net interest income was the result of increased volumes and an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by the rise in short-term interest rates and the associated repricing of the Company’s assets and liabilities.

In 2004, net interest income increased $7.0 million, or 10.3%, to $74.6 million compared to $67.6 million in 2003. This increase was due to a $12.0 million, or 12.5%, increase in interest income, which was partially offset by a $5.1 million, or 17.5%, increase in interest expense.

The Company will continue to monitor investment opportunities and weigh the associated risk/return. Volume increases in earning assets and improvements in the mix of earning assets and interest-bearing liabilities are expected to improve net interest income, but may negatively impact the net interest margin ratio. The Company has engaged in interest rate swap transactions, which are a form of derivative financial instrument, to modify the net interest sensitivity to levels deemed to be appropriate. Through this instrument, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate. Average loans made up 74.3% of average earning assets as of December 31, 2005 as compared to 71.4% at December 31, 2004. Overall, average loans increased 20.2% in 2005. The increase in average loans was funded by increased customer deposits. Average investment securities made up 23.2% of average earning assets at December 31, 2005 compared to 26.3% at December 31, 2004. Average interest-bearing deposits made up 82.0% of average interest-bearing liabilities at December 31, 2005 compared to 81.0% at December 31, 2004. Average borrowings made up 18.0% of average interest-bearing liabilities at December 31, 2005 compared to 19.0% at December 31, 2004. Tables 12 and 13 further explain the changes in net interest income.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

TABLE 12 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
	2005			2004			2003
(dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$438,515	$23,536	5.37%	$399,681	$21,861	5.47%	$340,738	$20,628	6.05%
Commercial loans (TE)	862,799	48,287	5.74	636,359	29,882	4.85	511,634	25,987	5.26
Consumer and other loans	538,761	36,669	6.81	494,348	32,488	6.57	456,766	32,602	7.14

Total loans	1,840,075	108,492	5.96	1,530,388	84,231	5.57	1,309,138	79,217	6.12

Loans held for sale	12,866	709	5.51	10,391	520	5.00	14,172	893	6.30
Investment securities (TE)	574,832	24,192	4.44	563,271	22,974	4.32	434,767	15,667	3.91
Other earning assets	49,773	1,936	3.89	39,986	885	2.21	39,440	785	1.99

Total earning assets	2,477,546	135,329	5.57	2,144,036	108,610	5.18	1,797,517	96,562	5.50

Allowance for loan losses	(27,908)			(19,488)			(16,491)
Nonearning assets	267,425			213,598			183,669

Total assets	$2,717,063			$2,338,146			$1,964,695

Interest-bearing liabilities:
Deposits:
NOW accounts	$558,705	$9,239	1.65%	$510,187	$5,613	1.10%	$358,327	$3,245	0.91%
Savings and money market accounts	480,836	6,171	1.28	403,331	3,116	0.77	354,997	2,924	0.82
Certificates of deposit	727,666	21,187	2.91	624,959	15,108	2.42	601,339	14,865	2.47

Total interest-bearing deposits	1,767,207	36,597	2.07	1,538,477	23,837	1.55	1,314,663	21,034	1.60

Short-term borrowings	143,100	3,395	2.34	188,589	2,644	1.38	115,014	1,428	1.22
Long-term debt	245,561	10,539	4.23	173,386	7,501	4.26	148,841	6,467	4.29

Total interest-bearing liabilities	2,155,868	50,531	2.34	1,900,452	33,982	1.78	1,578,518	28,929	1.83

Noninterest-bearing demand deposits	283,396			208,887			183,478
Noninterest-bearing liabilities	16,170			18,121			22,282

Total liabilities	2,455,434			2,127,460			1,784,278
Shareholders’ equity	261,629			210,686			180,417

Total liabilities and shareholders’ equity	$2,717,063			$2,338,146			$1,964,695

Net earning assets	$321,678			$243,584			$218,999
Net interest spread		$84,798	3.23%		$74,628	3.40%		$67,633	3.67%
Net interest income (TE) / Net interest margin (TE)		$88,081	3.54%		$77,490	3.60%		$70,236	3.89%

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease).

TABLE 13 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2005 / 2004 Change Attributable To			2004 / 2003 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans:
Mortgage loans	$2,104	$(429)	$1,675	$3,396	$(2,163)	$1,233
Commercial loans	11,553	6,852	18,405	6,096	(2,201)	3,895
Consumer and other loans	3,038	1,143	4,181	2,576	(2,690)	(114)
Loans held for sale	130	59	189	(214)	(159)	(373)
Investment securities	445	773	1,218	4,936	2,371	7,307
Other earning assets	290	761	1,051	11	89	100

Total net change in income on earning assets	17,560	9,159	26,719	16,801	(4,753)	12,048

Interest-bearing liabilities:
Deposits:
NOW accounts	645	2,981	3,626	1,523	845	2,368
Savings and money market accounts	1,425	1,630	3,055	386	(194)	192
Certificates of deposit	2,686	3,393	6,079	577	(334)	243
Borrowings	1,953	1,836	3,789	2,843	(593)	2,250

Total net change in expense on interest- bearing liabilities	6,709	9,840	16,549	5,329	(276)	5,053

Change in net interest income	$10,851	$(681)	$10,170	$11,472	$(4,477)	$6,995

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses – Management of the Company assesses the allowance for loan losses quarterly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting adjustments associated with loans acquired in mergers.

As a result of the significant impact of Hurricanes Katrina and Rita, the Company recorded a one-time loan loss provision of $14.4 million during the third quarter of 2005. Overall, the Company increased the provision for loan losses by 322.4% from $4.0 million in 2004 to $17.1 million in 2005. The provision for loan losses was $6.3 million in 2003. Net loan charge-offs were $3.6 million for 2005 compared to $2.7 million for 2004. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.98% at December 31, 2005, compared to 1.22% at year-end 2004. A discussion of credit quality can be found in the section on “Asset Quality and Allowance for Loan Losses” in this analysis.

Noninterest Income – The Company reported noninterest income of $26.1 million in 2005 compared to $23.2 million for 2004. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 14 – NONINTEREST INCOME

(dollars in thousands)	2005	2004	Percent Increase (Decrease)	2003	Percent Increase (Decrease)
Service charges on deposit accounts	$13,427	$12,317	9.0%	$11,683	5.4%
ATM/debit card fee income	2,709	2,012	34.6	1,810	11.2
Income from bank owned life insurance	1,979	1,663	19.0	1,521	9.3
Gain on sale of loans, net	2,497	2,794	(10.6)	4,199	(33.5)
Gain on sale of assets	826	220	275.5	334	(34.1)
Gain (loss) on sale of investments, net	(39)	698	(105.6)	267	161.4
Other income	4,742	3,513	35.0	3,250	8.1

Total noninterest income	$26,141	$23,217	12.6%	$23,064	0.7%

Service charges on deposit accounts increased $1.1 million in 2005 primarily due to increased volume related to the American Horizons acquisition and revenue enhancement initiatives.

ATM/debit card fee income increased $697,000 in 2005 due to the expanded cardholder base attributable to the American Horizons acquisition and increased usage.

Income from bank owned life insurance increased $316,000 in 2005 as the Company increased its average investment in bank owned life insurance from $34.1 million in 2004 to $42.7 million in 2005.

Gain on sale of loans decreased $297,000 in 2005 as a result of reduced demand for mortgage refinancings and associated sales of these loans into the secondary market. During the third quarter of 2005, the Company sold $3.7 million of nonperforming loans to a third party resulting in an aggregate gain of $290,000.

Gain on sale of assets increased $606,000 in 2005. This increase is primarily the result of the sale of three excess properties. One of the properties was located in New Orleans, while the other two were located in Northeast Louisiana.

Other noninterest income increased $1.2 million in 2005. The increase is due to a $577,000 rise in broker sales commissions, $259,000 in payments received as a result of the conversion of the Company’s ownership interest in the PULSE EFT Association (“PULSE”) as a result of PULSE’s merger with Discover Financial Services and modest increases in several other fee categories.

Noninterest income increased $153,000 from 2003 to 2004 primarily due to a $634,000 increase in service charges on deposit accounts as a result of the implementation of revenue enhancement strategies, a $202,000 increase in ATM/debit card fees from increased usage and a $431,000 increase in gains on the sale of investment securities. Noninterest income was adversely impacted by a $1.4 million decrease in gains on the sale of mortgage loans in the secondary market as refinance activity slowed from 2003’s record level and a $114,000 decrease in gains on the sales of assets.

Noninterest Expense – Ongoing attention to expense control is part of the Company’s corporate culture. The Company reported noninterest expense of $64.4 million in 2005 compared to $54.9 million for 2004. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 15 – NONINTEREST EXPENSE

(dollars in thousands)	2005	2004	Percent Increase	2003	Percent Increase (Decrease)
Salaries and employee benefits	$33,973	$29,846	13.8%	$26,585	12.3%
Occupancy and equipment	8,319	6,834	21.7	6,273	8.9
Franchise and shares tax	3,161	2,607	21.2	2,086	25.0
Communication and delivery	3,107	2,814	10.4	2,762	1.9
Marketing and business development	1,766	1,582	11.7	1,255	26.1
Data processing	1,837	1,492	23.1	1,663	(10.3)
Printing, stationery and supplies	992	845	17.4	845	—
Amortization of acquisition intangibles	1,207	885	36.3	781	13.3
Professional services	2,339	1,802	29.8	2,267	(20.5)
Other expenses	7,737	6,190	25.0	6,112	1.3

Total noninterest expense	$64,438	$54,897	17.4%	$50,629	8.4%

Salaries and employee benefits increased $4.1 million in 2005 due to increased staffing associated with the American Horizons acquisition and the Company’s branch expansion initiative, as well as several strategic hires made during 2004 and 2005. The Company also recorded $470,000 of compensation expense due to the immediate vesting of all outstanding unvested stock options on December 30, 2005. Due to the completion of funding of the Company’s ESOP at the end of the first quarter of 2005, the Company realized savings of $1.7 million compared to 2004.

Occupancy and equipment, communication and delivery and data processing increased $1.5 million, $294,000 and $345,000, respectively, in 2005 primarily due to infrastructure expansion and improvements.

Franchise and shares tax increased $553,000 million in 2005 due to growth in capital and income. Both capital and income levels are key components of the Louisiana shares tax calculation.

Marketing and business development expense increased $184,000 in 2005 as the Company expanded advertising and business development programs in selected markets.

Amortization of acquisition intangibles increased $322,000 in 2005 due to the amortization of the American Horizons core deposit intangible.

Other noninterest expenses increased $2.1 million in 2005. The largest components of the increase were $650,000 of one-time expenses associated with the integration and conversion of American Horizons, $401,000 of one-time expenses associated with damages and other costs resulting from Hurricanes Katrina and Rita, a $537,000 increase in professional service expenses and a $389,000 increase in ATM/debit card expenses. One-time hurricane expenses consist primarily of costs to repair damaged facilities and relocate displaced employees.

Noninterest expense increased $4.3 million from 2003 to 2004 primarily due to increased salaries and benefits as a result of the Acadiana and Alliance acquisitions, several strategic hires and the rising cost associated with the increased market value of the Company’s common stock as it relates to the Company’s ESOP. Other significant increases included a $561,000 increase in occupancy and equipment costs associated with infrastructure improvements, a $521,000 increase in franchise and shares tax and a $327,000 increase in marketing and business development expenses.

Income Taxes – For the years ended December 31, 2005, 2004 and 2003 the Company incurred income tax expense of $7.4 million, $11.6 million and $10.2 million, respectively. The Company’s effective tax rate amounted to 25.3%, 29.7% and 30.3% during 2005, 2004 and 2003, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and the non-deductible portion of the ESOP compensation expense. The decrease in the Company’s effective tax rates for 2005 is attributable to the effect of the third quarter net loss and the decrease in ESOP compensation expense, a large portion of which was not deductible for tax purposes, along with increases in the proportional levels of tax-exempt income. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2005, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.65%, a Tier 1 risk-based capital ratio of 10.70% and a total risk-based capital ratio of 11.96%. At December 31, 2005, the Bank also exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.03%, a Tier 1 risk-based capital ratio of 9.81% and a total risk-based capital ratio of 11.07%.

In addition, the Company has junior subordinated debt totaling $37.3 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2005 totaled $459.5 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2005, the Company had $209.5 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2005 from the FHLB of Dallas amounted to $440.7 million. The Company and the Bank also have various funding arrangements with commercial banks providing up to $75 million in the form of federal funds and other lines of credit. At December 31, 2005, there was no balance outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits as well as borrowings and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company’s business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company’s actions in this regard are taken under the guidance of the Senior Management Planning Committee. The Senior Management Planning Committee normally meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the Senior Management Planning Committee generally reviews the Company’s liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company’s earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included in the modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic. As of December 31, 2005, the simulation of these shocks indicated that an instantaneous and sustained 200 basis point rise in rates would increase net interest income over the following 12 months by approximately 4.3%, while a 200 point decline in rates would decrease net interest income over the following 12 months by approximately 1.4% from an unchanged rate environment. For the same period, the model indicated that an instantaneous and sustained 100 basis point rise in rates would increase net interest income over the following 12 months by approximately 3.0%, while a 100 point decline in rates would increase net interest income over the following 12 months by approximately 0.9% from an unchanged rate environment. Computations of interest rate risk under these scenarios do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate has increased at each Federal Open Market Committee meeting by 25 basis points and ended the year at 4.25%. Although each FRB rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. Under traditional measures of interest rate gap positions, the Company is slightly asset sensitive in the short-term. There was no significant shift in the Bank’s interest rate position as a result of the acquisition of American Horizons in January 2005.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans were sold in the secondary market during the last three years to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2005, $567.9 million, or 29.6%, of the Company’s total loan portfolio had adjustable interest rates. The Bank has no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2005, 66.0% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 64.6% at December 31, 2004. Noninterest bearing transaction accounts totaled 15.6% of total deposits at December 31, 2005, compared to 12.3% of total deposits at December 31, 2004.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. As of December 31, 2005, the Company had no derivatives other than interest-rate swaps accounted for as cash-flow hedges, all of which met the criteria to be classified as effective hedges. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2005, the total approved loan commitments outstanding amounted to $48.5 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $397.6 million. Included in these totals are commercial commitments amounting to $305.1 million as shown in the following table.

TABLE 16 – COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$216,234	$22,165	$4,900	$3,620	$246,919
Unused loan commitments	44,922	—	—	—	44,922
Standby letters of credit	11,979	1,262	—	—	13,241

Total	$273,135	$23,427	$4,900	$3,620	$305,082

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2005 are shown in the following table.

TABLE 17 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2006	2007	2008	2009	2010	2011 and After	Total
Operating leases	$967	$717	$492	$439	$342	$1,473	$4,430
Certificates of deposit	459,533	198,186	70,733	13,639	16,108	4,582	762,781
Short-term borrowings	68,849	—	—	—	—	—	68,849
Long-term debt	24,082	35,969	34,642	78,054	37,167	40,298	250,212

Total	$553,431	$234,872	$105,867	$92,132	$53,617	$46,353	$1,086,272

As of December 31, 2005, the Company had committed to purchasing $1.8 million in land associated with its branch expansion initiative. These purchases are scheduled to close during the first half of 2006.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2006.

ACQUISITION ACTIVITIES

On February 28, 2003, the Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 1,227,276 shares valued at $38.6 million and $9.8 million in cash. The transaction is accounted for under the purchase method of accounting. The consolidated statement of income includes the results of operations for Acadiana from the acquisition date. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using the double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using the interest method. For further information, see Note 2 to the Consolidated Financial Statements.

On February 29, 2004, the Company completed its acquisition of Alliance Bank of Baton Rouge in exchange for 359,106 shares of the Company’s common stock valued at $15.5 million. The transaction is accounted for under the purchase method of accounting. The consolidated statement of income includes the results of operations for Alliance from the acquisition date. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of seven years using the straight line method. For further information, see Note 2 to the Consolidated Financial Statements.

On January 31, 2005, the Company completed its acquisition of American Horizons in exchange for 990,435 shares of the Company’s common stock valued at $47,744,000 and $653,000 in cash. The transaction is accounted for under the purchase method of accounting. The acquisition expanded the Company’s presence in North Louisiana. The consolidated statement of income includes the results of operations for American Horizons from the acquisition date. The transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method. For further information, see Note 2 to the Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Years Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$2,852,592	$2,448,602	$2,115,811	$1,570,588	$1,426,825
Cash and cash equivalents	126,800	53,265	69,521	63,775	51,681
Loans receivable	1,918,516	1,650,626	1,412,349	1,044,492	956,015
Investment securities	572,582	566,955	479,622	368,122	321,907
Goodwill and acquisition intangibles	100,576	68,310	62,786	35,401	35,644
Deposit accounts	2,242,956	1,773,489	1,589,106	1,242,232	1,237,394
Borrowings	319,061	442,542	318,881	172,261	43,776
Shareholders’ equity	263,569	220,162	195,169	139,598	134,417
Book value per share (1)	$27.60	$25.62	$23.43	$19.90	$18.42
Tangible book value per share (1) (2)	17.07	17.67	15.89	14.86	13.54

	Years Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$135,329	$108,610	$96,562	$87,552	$100,368
Interest expense	50,531	33,982	28,929	27,958	46,018

Net interest income	84,798	74,628	67,633	59,594	54,350
Provision for loan losses	17,069	4,041	6,300	6,197	5,046

Net interest income after provision for loan losses	67,729	70,587	61,333	53,397	49,304
Noninterest income	26,141	23,217	23,064	17,866	15,144
Noninterest expense	64,438	54,897	50,629	44,032	41,711

Income before income taxes	29,432	38,907	33,768	27,231	22,737
Income taxes	7,432	11,568	10,216	8,778	8,229

Net income	$22,000	$27,339	$23,552	$18,453	$14,508

Earnings per share – basic	$2.40	$3.26	$2.97	$2.61	$1.98
Earnings per share – diluted	2.24	3.01	2.74	2.42	1.89
Cash earnings per share – diluted	2.32	3.07	2.79	2.45	2.21
Cash dividends per share	1.00	0.85	0.72	0.61	0.56

	At or For the Years Ended December 31,
	2005	2004	2003	2002	2001
Key Ratios (3)
Return on average assets	0.81%	1.17%	1.20%	1.26%	1.02%
Return on average equity	8.41	12.98	13.05	13.12	10.83
Return on average tangible equity (2)	13.96	19.52	19.57	17.78	17.51
Equity to assets at end of period	9.24	8.99	9.22	8.89	9.42
Earning assets to interest-bearing liabilities	114.92	112.82	113.87	116.35	116.83
Interest rate spread (4)	3.23	3.40	3.67	4.19	3.54
Net interest margin (TE) (4) (5)	3.54	3.60	3.89	4.53	4.12
Noninterest expense to average assets	2.37	2.35	2.58	3.01	2.94
Efficiency ratio (6)	58.08	56.11	55.82	56.85	60.02
Tangible efficiency ratio (TE) (2) (5)	54.85	53.16	52.96	55.03	55.03
Dividend payout ratio	43.56	26.55	25.37	23.68	28.71
Asset Quality Data
Nonperforming assets to total assets at end of period (7)	0.21%	0.25%	0.34%	0.42%	0.91%
Allowance for loan losses to nonperforming loans at end of period (7)	659.29	355.17	355.92	301.64	159.86
Allowance for loan losses to total loans at end of period	1.98	1.22	1.29	1.25	1.16
Consolidated Capital Ratios
Tier 1 leverage capital ratio	7.65%	7.63%	7.50%	7.62%	6.95%
Tier 1 risk-based capital ratio	10.70	11.13	10.94	10.66	9.96
Total risk-based capital ratio	11.96	12.36	12.20	11.89	11.09

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(5)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(6)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(7)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

IBERIABANK Corporation

The management of IBERIABANK Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, Management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on Management’s assessment of the Company’s internal control over financial reporting.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows of IBERIABANK Corporation and Subsidiary, and our report dated February 15, 2006 expressed an unqualified opinion.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 15, 2006

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2006 expressed an unqualified opinion of management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 15, 2006

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

(dollars in thousands, except share data)	2005	2004
Assets
Cash and due from banks	$66,697	$33,940
Interest-bearing deposits in banks	60,103	19,325

Total cash and cash equivalents	126,800	53,265
Securities available for sale, at fair value	543,495	526,933
Securities held to maturity, fair values of $29,337 and $41,061, respectively	29,087	40,022
Mortgage loans held for sale	10,515	8,109
Loans, net of unearned income	1,918,516	1,650,626
Allowance for loan losses	(38,082)	(20,116)

Loans, net	1,880,434	1,630,510
Premises and equipment, net	55,010	39,557
Goodwill	93,167	64,732
Other assets	114,084	85,474

Total Assets	$2,852,592	$2,448,602

Liabilities
Deposits:
Noninterest-bearing	$350,065	$218,859
Interest-bearing	1,892,891	1,554,630

Total deposits	2,242,956	1,773,489
Short-term borrowings	68,849	236,453
Long-term debt	250,212	206,089
Other liabilities	27,006	12,409

Total Liabilities	2,589,023	2,228,440

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 25,000,000 shares authorized; 11,801,979 and 10,812,221 shares issued, respectively (1)	11,802	10,812
Additional paid-in capital	190,655	136,841
Retained earnings	150,107	137,887
Unearned compensation	(9,594)	(5,581)
Accumulated other comprehensive income	(5,629)	390
Treasury stock at cost - 2,253,167 and 2,206,650 shares, respectively (1)	(73,772)	(60,187)

Total Shareholders’ Equity	263,569	220,162

Total Liabilities and Shareholders’ Equity	$2,852,592	$2,448,602

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands, except per share data)	2005	2004	2003
Interest and Dividend Income
Loans, including fees	$108,492	$84,231	$79,217
Mortgage loans held for sale, including fees	709	520	893
Investment securities:
Taxable interest	21,698	20,425	13,201
Tax-exempt interest	2,494	2,549	2,466
Other	1,936	885	785

Total interest and dividend income	135,329	108,610	96,562

Interest Expense
Deposits	36,597	23,837	21,034
Short-term borrowings	3,395	2,644	1,428
Long-term debt	10,539	7,501	6,467

Total interest expense	50,531	33,982	28,929

Net interest income	84,798	74,628	67,633
Provision for loan losses	17,069	4,041	6,300

Net interest income after provision for loan losses	67,729	70,587	61,333

Noninterest Income
Service charges on deposit accounts	13,427	12,317	11,683
ATM/debit card fee income	2,709	2,012	1,810
Income from bank owned life insurance	1,979	1,663	1,521
Gain on sale of loans, net	2,497	2,794	4,199
Gain on sale of assets	826	220	334
Gain (loss) on sale of investments, net	(39)	698	267
Other income	4,742	3,513	3,250

Total noninterest income	26,141	23,217	23,064

Noninterest Expense
Salaries and employee benefits	33,973	29,846	26,585
Occupancy and equipment	8,319	6,834	6,273
Franchise and shares tax	3,161	2,607	2,086
Communication and delivery	3,107	2,814	2,762
Marketing and business development	1,766	1,582	1,255
Data processing	1,837	1,492	1,663
Printing, stationery and supplies	992	845	845
Amortization of acquisition intangibles	1,207	885	781
Professional services	2,339	1,802	2,267
Other expenses	7,737	6,190	6,112

Total noninterest expense	64,438	54,897	50,629

Income before income tax expense	29,432	38,907	33,768
Income tax expense	7,432	11,568	10,216

Net Income	$22,000	$27,339	$23,552

Earnings per share - basic (1)	$2.40	$3.26	$2.97
Earnings per share - diluted (1)	$2.24	$3.01	$2.74

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2002 (1)	$9,226	$72,769	$100,545	$(2,690)	$712	$(40,964)	$139,598
Comprehensive income:
Net income			23,552				23,552
Change in unrealized gain on securities available for sale, net of deferred taxes					(993)		(993)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					464		464

Total comprehensive income							23,023
Cash dividends declared, $0.72 per share			(5,975)				(5,975)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 158,835 shares		1,653				1,340	2,993
Common stock released by ESOP trust		1,768		473			2,241
Common stock earned by participants of recognition and retention plan trust, including tax benefit		458		613			1,071
Common stock issued for recognition and retention plan		612		(1,064)		452	—
Common stock issued for acquisition	1,227	37,414	(246)				38,395
Treasury stock acquired at cost, 159,250 shares						(6,177)	(6,177)

Balance, December 31, 2003	10,453	114,674	117,876	(2,668)	183	(45,349)	195,169
Comprehensive income:
Net income			27,339				27,339
Change in unrealized gain on securities available for sale, net of deferred taxes					(214)		(214)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					421		421

Total comprehensive income							27,546
Cash dividends declared, $0.85 per share			(7,257)				(7,257)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 170,619 shares		1,114				3,005	4,119
Common stock released by ESOP trust		2,135		435			2,570
Common stock earned by participants of recognition and retention plan trust, including tax benefit		745		636			1,381
Common stock issued for recognition and retention plan		2,965		(3,984)		1,019	—
Common stock issued for acquisition	359	15,208	(71)				15,496
Treasury stock acquired at cost, 408,334 shares						(18,862)	(18,862)

Balance, December 31, 2004	10,812	136,841	137,887	(5,581)	390	(60,187)	220,162
Comprehensive income:
Net income			22,000				22,000
Change in unrealized gain on securities available for sale, net of deferred taxes					(7,030)		(7,030)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					1,011		1,011

Total comprehensive income							15,981
Cash dividends declared, $1.00 per share			(9,582)				(9,582)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 203,813 shares		1,539				2,026	3,565
Common stock released by ESOP trust		519		103			622
Common stock earned by participants of recognition and retention plan trust, including tax benefit		564		1,554			2,118
Common stock issued for recognition and retention plan		3,777		(5,670)		1,893	—
Common stock issued for acquisition	990	46,945	(198)				47,737
Stock based compensation cost		470					470
Treasury stock acquired at cost, 365,488 shares						(17,504)	(17,504)

Balance, December 31, 2005	$11,802	$190,655	$150,107	$(9,594)	$(5,629)	$(73,772)	$263,569

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Cash Flows from Operating Activities
Net income	$22,000	$27,339	$23,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,245	4,326	4,112
Provision for loan losses	17,069	4,041	6,300
Noncash compensation expense	2,824	3,334	2,710
Gain on sale of assets	(1,081)	(221)	(414)
Loss (Gain) on sale of investments	39	(698)	(267)
Loss on abandonment of fixed assets	129	—	—
Amortization of premium/discount on investments	1,909	2,807	5,790
Current (benefit) provision for deferred income taxes	(3,236)	1,816	216
Net change in loans held for sale	(2,406)	(2,328)	6,475
Other operating activities, net	(627)	(7,034)	(10,581)

Net Cash Provided by Operating Activities	41,865	33,382	37,893

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	23,737	42,762	100,452
Proceeds from maturities, prepayments and calls of securities available for sale	96,071	134,582	145,731
Purchases of securities available for sale	(137,529)	(269,134)	(328,222)
Proceeds from sales of securities held to maturity	231	227	—
Proceeds from maturities, prepayments and calls of securities held to maturity	10,605	13,010	30,529
Purchases of securities held to maturity	—	—	(8,119)
Proceeds from sale of loans	3,172	—	26,913
Increase in loans receivable, net	(78,414)	(190,959)	(209,959)
Proceeds from sale of premises and equipment	3,296	76	880
Purchases of premises and equipment	(14,686)	(9,430)	(8,381)
Proceeds from disposition of real estate owned	2,038	3,533	1,881
Cash received in excess of cash paid in acquisition	20,736	4,320	21,120
Other investing activities, net	6,277	(3,510)	(5,030)

Net Cash Used in Investing Activities	(64,466)	(274,523)	(232,205)

Cash Flows from Financing Activities
Increase in deposits	277,461	123,303	137,915
Net change in short-term borrowings	(167,604)	73,863	64,461
Proceeds from long-term debt	34,255	51,100	20,000
Repayments of long-term debt	(23,037)	(462)	(12,535)
Dividends paid to shareholders	(8,836)	(6,606)	(5,185)
Proceeds from sale of treasury stock for stock options exercised	1,407	2,549	1,770
Costs of issuance of common stock in acquisition	(6)	—	(191)
Payments to repurchase common stock	(17,504)	(18,862)	(6,177)

Net Cash Provided by Financing Activities	96,136	224,885	200,058

Net Increase (Decrease) In Cash and Cash Equivalents	73,535	(16,256)	5,746
Cash and Cash Equivalents at Beginning of Period	53,265	69,521	63,775

Cash and Cash Equivalents at End of Period	$126,800	$53,265	$69,521

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$1,553	$1,792	$1,702
Common stock issued in acquisition	$47,744	$15,496	$38,586
Exercise of stock options with payment in company stock	$2,075	$134	$798
2,359,854 shares issued in stock split, par value of shares issued	$2,360	$—	$—
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$49,687	$33,420	$30,023
Income taxes, net	$5,029	$5,478	$8,665

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiary, IBERIABANK (the “Bank”), as well as all of the Bank’s subsidiaries, Iberia Financial Services LLC, Acadiana Holdings LLC, Jefferson Insurance Corporation, Finesco LLC and IBERIABANK Insurance Services LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS: The Company is a Louisiana corporation that serves as the bank holding company for the Bank, a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. Management of the Company monitors the revenue streams of the various products, services and markets; however, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and stock based compensation.

CONCENTRATION OF CREDIT RISKS: Most of the Company’s business activity is with customers located within the State of Louisiana. The Company’s lending activity is concentrated in the Company’s five primary market areas in Louisiana. The Company in recent years has emphasized originations of commercial loans, private banking and mortgage loans. Repayment of loans is expected to come from cash flows of the borrower. Losses are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than one year. The Bank may be required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2005 and 2004, the Bank had no required reserve balance.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains/losses on securities sold are recorded on the trade date, using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies.

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of loans. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

In general, all interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management’s opinion, is adequate to absorb credit losses inherent in the portfolio. In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, relationship managers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications. Based on this information, management assigns a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio and its performance. The portfolio is segmented into homogenous pools (i.e., commercial, business banking, consumer, mortgage, indirect, and credit card), which are analyzed based on risk factors, current and historical performance and specific loan reviews (for significant loans). Consideration is given to the specific risk within these segments, the maturity of these segments (e.g., rapid growth versus fully seasoned), the Company’s strategy for each segment (e.g., growth versus maintain), and the historical loss rate for these segments both at the Company and its peers. Consideration is also given to the impact of a number of relevant external factors that influence components of the loan portfolio or the portfolio as a whole, including current and projected economic conditions.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company’s allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture, portfolio management practices and the Company’s emphasis on early detection and management of deteriorating loans.

General reserve estimated loss percentages are based on the current and historical loss experience of each loan category, regulatory guidelines for losses, the status of past due payments, and management’s judgment of economic conditions and the related level of risk assumed. Relative to homogenous loan pools such as mortgage, consumer, indirect and credit cards, the Company has established a general reserve level using information such as actual loan losses, the seasoning of the pool, identified loan impairment, acquisitions, and current and projected economic conditions. General reserves for these pools are adjusted for loans that are considered past due, based on the correlation between historical losses and the payment performance of a loan pool.

The commercial segment of the Company’s loan portfolio is initially assigned a general reserve also based on performance of that portion of the loan portfolio and other general factors discussed earlier. The commercial portion of the portfolio is further segmented by collateral type, which based on experience has a direct relationship to the level of loss experienced if a problem develops. Reserves are set based on management’s assessment of this risk of loss. As commercial loans deteriorate, the Company reviews each for impairment and proper loan grading. Loans on the Company’s Watch List carry higher levels of reserve based largely on a higher level of loss experience for these loans. Loss experience for Watch List loans is reviewed periodically during the year.

Specific reserves are determined for commercial loans individually based on management’s evaluation of loss exposure for each credit, given current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves. Additionally, an unallocated reserve for the total loan portfolio is established to address the imprecision and estimation risk inherent in the calculations of general and specific reserves, and management’s evaluation of various conditions that are not directly measured by any other component of the allowance. Such components would include current economic conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio and the findings of internal credit examinations.

Based on the allowance determination process, the Company determines the current potential risk of loss that exists in the portfolio, even if not fully reflected in current credit statistics, such as nonperforming assets or nonperforming loans. To determine risk of loss, and in turn the appropriateness of the allowance, the Company extends its analysis to a number of other factors, including the level of delinquencies and delinquency trends; the level and mix of Criticized, Classified and Pass/Watch loans; reserve levels relative to nonperforming assets, nonperforming loans, and net charge-offs; the level and trend in consumer and commercial bankruptcies; and financial performance trends in specific businesses and industries to which the Company lends. In response to rapid growth and changes in the mix of the loan portfolio, the Company has increased its required allowance over time and feels that the allowance adequately reflects the current level of risk and incurred losses within the loan portfolio.

The allowance also includes an unallocated component. The unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer, residential and small business loans for impairment disclosures.

LOAN SERVICING: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

DERIVATIVE FINANCIAL INSTRUMENTS: On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value.

The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers.

Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss to the hedged item attributable to the risk being hedged. Earnings will be affected to the extent to which the hedge is not effective in achieving offsetting changes in fair value. For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2005 and 2004.

FORECLOSED PROPERTY: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2005 and 2004.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

GOODWILL: Goodwill is accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly is not amortized but is evaluated at least annually for impairment.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees (see Note 15). SFAS No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has accounted for stock options in accordance with the methodology in APB No. 25. As a result, compensation expense relating to stock options is not reflected in net income provided the exercise price of the stock options granted equals or exceeds the market value of the underlying common stock at the grant date. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for stock options.

	Years Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003
Reported net income	$22,000	$27,339	$23,552
Deduct: Stock option compensation expense under the fair value method, net of related tax effect	4,968	1,340	1,110

Pro forma net income	$17,032	$25,999	$22,442

Reported net income per common share	$2.40	$3.26	$2.97

Pro forma net income per common share	1.86	3.10	2.83

Reported net income per common share–assuming dilution	2.24	3.01	2.74

Pro forma net income per common share–assuming dilution	1.74	2.88	2.64

See Note 15 for additional information on the Company’s stock compensation plans.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and calls for companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company is required to adopt SFAS No. 123(R) as of January 1, 2006. This requirement will represent a significant change in practice for the Company.

SFAS No. 123(R) requires companies to (1) use fair value to measure stock-based compensation awards and (2) cease using the “intrinsic value” method of accounting, which APB No. 25 allowed and resulted in no expense for many awards of stock options for which the exercise price of the option equaled the price of the underlying stock at the grant date. Under SFAS No. 123(R), the fair value of a stock-based compensation award is recognized over the employee’s service period.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and unvested restricted stock, and are determined using the treasury stock method.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

SEGMENT INFORMATION: SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires the reporting of information about a company’s operating segments using a “management approach.” The Statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2005, 2004 or 2003.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS:

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”). SOP 03-3 addressed accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 includes loans acquired in purchase business combinations, but does not apply to loans originated by the entity. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The impact of the adoption of SOP 03-3 on the Company’s financial statements is discussed in Note 4.

In December 2004, the FASB issued SFAS No. 123(R). On March 25, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (SAB 107). SAB 107 provides guidance regarding the valuation of share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS No. 123(R). The impact of the adoption of SFAS No. 123(R) and SAB 107 on the Company’s financial statements is discussed in the Stock Compensation Plans section of Note 1.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 requires that exchanges of nonmonetary assets be accounted for at fair value unless the exchange lacks commercial substance. A nonmonetary exchange has commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. SFAS No. 153 also eliminates a provision in APB Opinion No. 29 that exempted nonmonetary exchanges of similar productive assets from fair value accounting. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. The Company anticipates that the adoption of SFAS No. 153 will not have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of FIN 47 are effective for fiscal years ending after December 15, 2005. The Company anticipates that the adoption of FIN 47 will not have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which requires retrospective application for reporting a voluntary change in accounting principle, unless it is impracticable to do so. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and also addresses the reporting of a correction of error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company anticipates that the adoption of SFAS No. 153 will not have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, (“SFAS No. 155”). SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”) and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (“SFAS No. 140”). SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 155 will not have a material impact on the Company’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1/124-1). FSP 115-1/124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP 115-1/124-1 is effective for reporting periods beginning after December 15, 2005. The Company anticipates that the adoption of FSP 115-1/124-1 will not have a material impact on the Company’s financial position or results of operations.

In December 2005, the FASB issued FSP 94-6-1, Terms of Loan Products That May Give Rise to a Concentration of Credit Risk. FSP defines in what circumstances the terms of loan products give rise to a concentration of credit risk and provides disclosure guidance and accounting considerations for entities that originate, hold, guarantee, service, or invest in loan products whose terms may give rise to a concentration of credit risk. Adoption of FSP 94-6-1 had no impact on the Company’s financial position or results of operations.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2003 and 2004 consolidated financial statements in order to conform to the classifications adopted for reporting in 2005.

NOTE 2 – ACQUISITION ACTIVITY:

Acadiana Bancshares, Inc.

The Company completed the acquisition of 100% of the outstanding stock of Acadiana Bancshares, Inc. (“Acadiana”) at the close of business on February 28, 2003, in exchange for 1,227,276 shares valued at $38.6 million and $9.8 million in cash. The shares were valued by using the closing price of the Company’s stock for the three days immediately prior to, and after, February 14, 2003, the earliest date that the number of shares to be issued was known. This acquisition enhanced the Company’s position as a leading financial services provider in its primary market base area and in the state of Louisiana.

The Acadiana transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using a double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using an interest method.

In the acquisition, shareholders of Acadiana received total consideration of $39.38 per outstanding share of Acadiana common stock in a combination of the Company’s common stock and cash. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$30,901
Investment securities	58,912
Loans held for sale	3,573
Loans, net	189,570
Premises and equipment	8,719
Goodwill	24,122
Core deposit and other intangibles	4,357
Other assets	16,390
Deposits	(209,972)
Short-term borrowings	(1,326)
Long-term debt	(73,707)
Other liabilities	(3,173)

Total purchase price	$48,366

The results of operations of the Company subsequent to the acquisition date are included in the Company’s consolidated statements of income.

Alliance Bank of Baton Rouge

The Company completed the acquisition of 100% of the outstanding stock of Alliance Bank of Baton Rouge (“Alliance”) on February 29, 2004, in exchange for 359,106 shares of the Company’s common stock valued at $15,496,000. The shares were valued by using the average of the closing prices of the Company’s stock for the three trading days immediately prior to and after the date of the definitive agreement. This acquisition expanded the Company’s presence into Baton Rouge, Louisiana.

The Alliance transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of seven years using the straight line method.

In the acquisition, shareholders of Alliance received total consideration of $16.18 per outstanding share of Alliance common stock in exchange for the Company’s common stock. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$4,320
Investment securities	11,218
Loans, net	53,125
Premises and equipment, net	1,125
Goodwill	5,169
Core deposit and other intangibles	1,200
Other assets	1,970
Deposits	(61,772)
Other liabilities	(859)

Total purchase price	$15,496

The results of operations of the Company subsequent to the acquisition date are included in the Company’s consolidated statements of income.

American Horizons Bancorp, Inc.

The Company completed the acquisition of 100% of the outstanding stock of American Horizons Bancorp, Inc. of Monroe (“American Horizons”) on January 31, 2005 in exchange for 990,435 shares of the Company’s common stock valued at $47,744,000 and $653,000 in cash. The shares were valued by using the average of the closing prices of the Company’s stock for the ten trading days five days prior to the definitive agreement. The acquisition expanded the Company’s presence in North Louisiana.

The American Horizons transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method.

In the acquisition, shareholders of American Horizons received total consideration of $22.35 per outstanding share of American Horizons common stock in exchange for a combination of the Company’s common stock and cash. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$21,389
Investment securities	11,504
Loans, net	194,698
Premises and equipment, net	7,238
Goodwill	28,475
Core deposit and other intangibles	5,039
Other assets	8,988
Deposits	(192,653)
Borrowings	(34,207)
Other liabilities	(2,074)

Total purchase price	$48,397

The results of operations of the Company subsequent to the acquisition date are included in the Company’s consolidated statements of income. The following pro forma information for the years ended December 31, 2005 and 2004 reflects the Company’s estimated consolidated results of operations as if the acquisition of American Horizons occurred at January 1 of the respective period, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2005	2004
Interest and noninterest income	$163,054	$150,893
Net Income	22,161	30,139
Earnings per share – basic	$2.40	$3.22
Earnings per share – diluted	$2.24	$2.99

NOTE 3 – INVESTMENT SECURITIES:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005
Securities available for sale:
U.S. Government and federal agency obligations	$98,839	$12	$(1,408)	$97,443
Obligations of state and political subdivisions	39,191	827	(287)	39,731
Mortgage backed securities	415,219	49	(8,947)	406,321

Total securities available for sale	$553,249	$888	$(10,642)	$543,495

Securities held to maturity:
U.S. Government and federal agency obligations	$8,075	$—	$(180)	$7,895
Obligations of state and political subdivisions	13,285	271	(9)	13,547
Mortgage backed securities	7,727	202	(34)	7,895

Total securities held to maturity	$29,087	$473	$(223)	$29,337

December 31, 2004
Securities available for sale:
U.S. Government and federal agency obligations	$53,715	$11	$(490)	$53,236
Obligations of state and political subdivisions	46,815	1,577	(13)	48,379
Mortgage backed securities	425,342	2,338	(2,362)	425,318

Total securities available for sale	$525,872	$3,926	$(2,865)	$526,933

Securities held to maturity:
U.S. Government and federal agency obligations	$13,088	$76	$(27)	$13,137
Obligations of state and political subdivisions	14,053	546	—	14,599
Mortgage backed securities	12,881	457	(13)	13,325

Total securities held to maturity	$40,022	$1,079	$(40)	$41,061

Securities with carrying values of $409,668,000 and $360,767,000 were pledged to secure public deposits and other borrowings at December 31, 2005 and 2004, respectively.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2005 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

		Securities Available for Sale		Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	4.01%	$17,881	$17,794	$—	$—
One through five years	4.04	119,890	117,837	9,523	9,314
After five through ten years	4.35	109,141	107,768	10,309	10,530
Over ten years	4.43	306,337	300,096	9,255	9,493

Totals	4.32%	$553,249	$543,495	$29,087	$29,337

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As of December 31, 2005, management’s assessment concluded that no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2005
Securities available for sale:
U.S. Government and federal agency obligations	$(226)	$35,656	$(1,182)	$40,504	$(1,408)	$76,160
Obligations of state and political subdivisions	(234)	17,446	(53)	2,525	(287)	19,971
Mortgage backed securities	(3,294)	226,571	(5,653)	164,497	(8,947)	391,068

Total securities available for sale	$(3,754)	$279,673	$(6,888)	$207,526	$(10,642)	$487,199

Securities held to maturity:
U.S. Government and federal agency obligations	$(92)	$4,998	$(88)	$2,898	$(180)	$7,896
Obligations of state and political subdivisions	(9)	1,001	—	—	(9)	1,001
Mortgage backed securities	—	—	(34)	1,839	(34)	1,839

Total securities held to maturity	$(101)	$5,999	$(122)	$4,737	$(223)	$10,736

December 31, 2004
Securities available for sale:
U.S. Government and federal agency obligations	$(490)	$52,226	$—	$—	$(490)	$52,226
Obligations of state and political subdivisions	(13)	3,922	—	—	(13)	3,922
Mortgage backed securities	(978)	155,906	(1,384)	56,425	(2,362)	212,331

Total securities available for sale	$(1,481)	$212,054	$(1,384)	$56,425	$(2,865)	$268,479

Securities held to maturity:
U.S. Government and federal agency obligations	$(27)	$2,952	$—	$—	$(27)	$2,952
Mortgage backed securities	(4)	2,705	(9)	822	(13)	3,527

Total securities held to maturity	$(31)	$5,657	$(9)	$822	$(40)	$6,479

At December 31, 2005, one hundred ninety-eight debt securities have unrealized losses of 2.1% of the Company’s amortized cost basis. The unrealized losses for each of the one hundred ninety-eight securities relate principally to market interest rate changes. Seventy-two of the one hundred ninety-eight securities have been in a continuous loss position for over twelve months. The seventy-two securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or Government National Mortgage Association (Ginnie Mae) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The seventy-two securities have an aggregate amortized cost basis and unrealized loss of $219,273,000 and $7,010,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At December 31, 2004, ninety-three debt securities have unrealized losses of 1.0% from the Company’s amortized cost basis. The unrealized losses for each of the ninety-three securities relate principally to market interest rate changes. Twenty-six of the ninety-three securities have been in a continuous loss position for over twelve months. The twenty-six securities were issued by either Fannie Mae, Freddie Mac or Ginnie Mae and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The twenty-six securities have an aggregate amortized cost basis and unrealized loss of $58,640,000 and $1,393,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The following is a summary of realized gains and losses from the sale of securities classified as available for sale, the tax benefit (provision) of which is calculated at the federal income tax rate of 35%.

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Realized gains	$386	$748	$648
Realized losses	(425)	(50)	(381)

Net realized gains (losses)	$(39)	$698	$267

At December 31, 2005, the Company’s exposure to three investment security issuers exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$249,937	$244,613
Federal Home Loan Mortgage Corporation (Freddie Mac)	170,311	166,468
Federal Home Loan Bank (FHLB)	57,396	56,681

Balance, end of year	$477,644	$467,762

NOTE 4 – LOANS RECEIVABLE:

Loans receivable at December 31, 2005 and 2004 consists of the following:

(dollars in thousands)	2005	2004
Residential mortgage loans:
Residential 1-4 family	$430,111	$387,079
Construction	30,611	33,031

Total residential mortgage loans	460,722	420,110

Commercial loans:
Real estate	545,868	419,427
Business	376,966	307,614

Total commercial loans	922,834	727,041

Consumer loans:
Indirect automobile	229,646	222,480
Home equity	230,363	213,533
Other	74,951	67,462

Total consumer loans	534,960	503,475

Total loans receivable	$1,918,516	$1,650,626

Loans receivable includes approximately $567,881,000 and $585,804,000 of adjustable rate loans and $1,350,635,000 and $1,064,822,000 of fixed rate loans at December 31, 2005 and 2004, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $4,773,000 and $4,455,000 at December 31, 2005 and 2004, respectively. The amount of interest income that would have been recorded in 2005, 2004 and 2003 if these loans had been current in accordance with their original terms was approximately $289,000, $322,000 and $276,000, respectively. Accruing loans past due 90 days or more total $1,003,000 and $1,209,000 as of December 31, 2005 and 2004, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 is as follows:

(dollars in thousands)	2005	2004	2003
Balance, beginning of year	$20,116	$18,230	$13,101
Addition due to purchase transaction	4,893	587	2,439
Adjustment for loans transferred to held for sale	(350)	—	—
Provision charged to operations	17,069	4,041	6,300
Loans charged-off	(5,541)	(4,112)	(4,782)
Recoveries	1,895	1,370	1,172

Balance, end of year	$38,082	$20,116	$18,230

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2005	2004
Impaired loans without a valuation allowance	$—	$16
Impaired loans with a valuation allowance	9,180	9,163

Total impaired loans	$9,180	$9,179

Valuation allowance related to impaired loans	$2,001	$1,788

(dollars in thousands)	2005	2004	2003
Average investment in impaired loans	$10,713	$4,128	$3,534
Interest income recognized on impaired loans	74	149	211
Interest income recognized on a cash basis on impaired loans	41	175	170

As of December 31, 2005, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquires loans individually and in groups or portfolios. For certain acquired loans that have experienced deterioration of credit quality between origination and the Company’s acquisition of the loans, the amount paid for a loan reflects the Company’s determination that it is probable the Company will be unable to collect all amounts due according to the loan’s contractual terms. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to loan’s contractual terms. If both conditions exist, the Company determines whether each such loan is to be accounted for individually or whether such loans will be assembled into pools of loans based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan and subsequently aggregated pool of loans. The Company determines the excess of the loan’s or pool’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield).

Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a loss. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

During 2005, the Company acquired certain impaired loans through the American Horizons acquisition which are subject to SOP 03-3. The Company’s valuation allowances for all acquired loans subject to SOP 03-3 would reflect only those losses incurred after acquisition. As of December 31, 2005, there was no valuation allowance associated with loans subject to SOP 03-3. The carrying value of these loans is included in the balance sheet amounts of loans receivable as December 31. The carrying value of these loans was $1,222,000 at December 31, 2005.

(dollars in thousands)	2005
Contractually required principal and interest at acquisition	$8,489
Nonaccretable difference (expected losses and foregone interest)	1,673

Cash flows expected to be collected at acquisition	6,816
Accretable yield	2,326

Basis in acquired loans at acquisition	$4,490

(dollars in thousands)	Accretable Yield
Balance, December 31, 2004	$—
Additions	2,326
Accretion	(68)
Transfers from nonaccretable difference to accretable yield	353
Disposals	(1,082)

Balance, December 31, 2005	$1,529

NOTE 5 – LOAN SERVICING:

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $36,007,000 and $19,153,000 at December 31, 2005 and 2004, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $60,000 and $47,000 at December 31, 2005 and 2004, respectively.

The balance of mortgage servicing rights was $96,000 and $176,000 at December 31, 2005 and 2004, respectively.

NOTE 6 – PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2005 and 2004 consists of the following:

(dollars in thousands)	2005	2004
Land	$14,932	$6,387
Buildings	35,292	29,219
Furniture, fixtures and equipment	27,298	23,970

Total premises and equipment	77,522	59,576
Less accumulated depreciation	22,512	20,019

Total premises and equipment, net	$55,010	$39,557

Depreciation expense was $3,833,000, $2,971,000 and $2,544,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company actively engages in leasing office space it has available. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2005, monthly lease income was $99,000 per month. Total lease income for 2005, 2004 and 2003 was $1,148,000 $1,023,000 and $884,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2005 and 2004 was $7,416,000 and $6,839,000, respectively, with related accumulated depreciation of $1,647,000 and $1,429,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to fifteen years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from three to ten years. Total rent expense for the years ended December 31, 2005, 2004 and 2003 amounted to $1,017,000, $963,000 and $914,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,
2006	$967
2007	717
2008	492
2009	439
2010	342
2011 and thereafter	1,473

Total	$4,430

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS:

Effective January 1, 2002, the Company adopted the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the provisions of SFAS No. 142. Other intangible assets continue to be amortized over their useful lives.

The Company performed the required annual impairment tests of goodwill as of October 1, 2005 and 2004. The results of these tests did not indicate impairment of the Company’s recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2005 and 2004 follows:

(dollars in thousands)	Amount
Balance, December 31, 2003	$59,523
Goodwill acquired during year	5,209
Impairment losses	—

Balance, December 31, 2004	$64,732
Goodwill acquired during year	28,475
Other goodwill adjustments	(40)
Impairment losses	—

Balance, December 31, 2005	$93,167

The Company’s purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles and mortgage servicing rights with the following carrying values:

	December 31, 2005			December 31, 2004
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$10,282	$2,873	$7,409	$5,244	$1,667	$3,577
Mortgage servicing rights	313	269	44	313	210	103

Total	$10,595	$3,142	$7,453	$5,557	$1,877	$3,680

The related amortization expense of purchase accounting intangible assets from prior acquisitions follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2003	$912
For the year ended December 31, 2004	964
For the year ended December 31, 2005	1,265

Estimated amortization expense:
For the year ended December 31, 2006	$1,154
For the year ended December 31, 2007	1,048
For the year ended December 31, 2008	1,035
For the year ended December 31, 2009	1,035
For the year ended December 31, 2010 For the years ended December 31, 2011 and thereafter	1,035 2,147

NOTE 8 – DEPOSITS:

Certificates of deposit with a balance of $100,000 and over were $311,470,000 and $235,724,000 at December 31, 2005 and 2004, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2005 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2006	$459,533
2007	198,186
2008	70,733
2009	13,639
2010	16,108
2011 and thereafter	4,582

Total	$762,781

NOTE 9 – SHORT-TERM BORROWINGS:

Short-term borrowings at December 31, 2005 and 2004 are summarized as follows:

(dollars in thousands)	2005	2004
Securities sold under agreements to repurchase	$68,104	$44,453
Federal Home Loan Bank advances	745	192,000

Total short-term borrowings	$68,849	$236,453

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2005 consist of one FHLB advance with a maturity term of one year, at a fixed interest rate of 4.22%. The short-term borrowings at December 31, 2004 consist of FHLB advances with maturity terms of seven days, at fixed interest rates ranging from 1.98% to 2.38%.

(dollars in thousands)	2005	2004	2003
Outstanding at December 31	$68,849	$236,453	$162,590
Maximum month-end outstandings	199,574	246,354	162,590
Average daily outstandings	143,100	188,589	115,014
Average rate during the year	2.37%	1.40%	1.24%
Average rate at year end	1.83%	2.01%	1.13%

NOTE 10 – LONG-TERM DEBT:

Long-term debt at December 31, 2005 and 2004 is summarized as follows:

(dollars in thousands)	2005	2004
Federal Home Loan Bank notes at:
4.109 to 4.344% variable, 3 month LIBOR index	$55,000	$35,000
2.468 to 7.283% fixed	157,931	140,159
Junior subordinated debt:
Statutory Trust I, 3 month LIBOR plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,351	—

Total long-term debt	$250,212	$206,089

FHLB advance repayments are amortized over periods ranging from eighteen months to twenty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2005 were $344,644,000 under the blanket floating lien and $ 96,046,000 with a pledge of investment securities. The weighted average rate at December 31, 2005 was 4.59%.

The Company and the Bank also have various funding arrangements with commercial banks providing up to $75,000,000 in the form of federal funds and other lines of credit. At December 31, 2005, there was no balance outstanding on these lines and all of the funding was available to the Company.

Junior Subordinated Debt consists of a total of $37,281,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Issues of $10,310,000 each were completed in November 2002, June 2003 and September 2004. The remaining issue of $6,351,000, which was completed in March 2003, was assumed in the American Horizons acquisition. The debentures qualify as Tier 1 Capital for regulatory purposes. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During such period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

Advances and long-term debt at December 31, 2005 have maturities in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2006	$24,082
2007	35,969
2008	34,642
2009	78,054
2010	37,167
2011 and thereafter	40,298

Total	$250,212

NOTE 11 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

The Company has stand alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company’s balance sheet in other assets and other liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated over-the-counter (OTC) contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

At December 31, 2005 and 2004, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2005	2004
Notional amount	$78,450	$61,000
Weighted average pay rate	2.8%	3.5%
Weighted average receive rate	2.3%	1.3%
Weighted average maturity in years	4.6	4.2
Unrealized gain (loss) relating to interest rate swaps	$1,093	$(461)

No interest rate swap agreements were terminated prior to maturity in 2005 or 2004. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest income was increased by $82,000 and $0 and interest expense was increased by $470,000 and $1,221,000 for the years ended December 31, 2005 and 2004, respectively.

Risk management results for the years ended December 31, 2005 and 2004 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 12 – INCOME TAXES:

The provision for income tax expense consists of the following:

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Current federal expense	$8,784	$8,400	$8,554
Deferred federal expense	(3,236)	1,816	216
Tax credits	(568)	(484)	(91)
Tax benefits attributable to equity-based compensation plans allocated to paid in capital	2,452	1,836	1,537

Total income tax expense	$7,432	$11,568	$10,216

There was a balance due of federal income taxes of $2,366,000 and $441,000 at December 31, 2005 and 2004, respectively.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Federal tax based on statutory rate	$10,301	$13,617	$11,819
Increase (decrease) resulting from:
Effect of tax-exempt income	(2,831)	(2,445)	(2,227)
Interest and other nondeductible expenses	372	263	240
Nondeductible ESOP expense	149	625	518
Tax credit	(568)	(484)	(91)
Other	9	(8)	(43)

Income tax expense	$7,432	$11,568	$10,216

Effective rate	25.3%	29.7%	30.3%

The net deferred tax asset (liability) at December 31, 2005 and 2004 is as follows:

(dollars in thousands)	2005	2004
Deferred tax asset:
Allowance for loan losses	$12,803	$6,565
Discount on purchased loans	521	—
Deferred compensation	426	289
Time deposits	391	635
Borrowings	1,468	1,833
Unrealized loss on cash flow hedges	—	161
Unrealized loss on investments classified as available for sale	3,414	—
Other	647	612

Subtotal	19,670	10,095

Deferred tax liability:
FHLB stock	(1,067)	(1,686)
Premises and equipment	(3,636)	(3,526)
Acquisition intangibles	(5,502)	(3,434)
Deferred loan costs	(1,074)	—
Unrealized gain on cash flow hedges	(487)	—
Unrealized gain on investments classified as available for sale	—	(371)
Other	(777)	(682)

Subtotal	(12,543)	(9,699)

Deferred tax asset, net	$7,127	$396

Retained earnings at December 31, 2005 and 2004 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 13 – EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan (“ESOP”) of 1,593, 39,761 and 96,511 shares at December 31, 2005, 2004 and 2003, respectively and the weighted average unvested shares in the Recognition and Retention Plan (“RRP”) of 265,873, 201,128 and 169,591 shares at December 31, 2005, 2004 and 2003, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 22,000, 66,750 and 36,250 and RRP grants of 27,171, 16,875 and 8,750 at December 31, 2005, 2004 and 2003, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,
	2005	2004	2003
Numerator:
Income applicable to common shares	$22,000,000	$27,339,000	$23,552,000

Denominator:
Weighted average common shares outstanding	9,154,994	8,377,008	7,929,334
Effect of dilutive securities:
Stock options outstanding	591,301	656,281	631,046
Warrants	11,099	8,838	—
RRP grants	55,108	50,764	46,555

Weighted average common shares outstanding - assuming dilution	9,812,502	9,092,891	8,606,935

Earnings per common share	$2.40	$3.26	$2.97
Earnings per common share – assuming dilution	$2.24	$3.01	$2.74

NOTE 14 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2005 and 2004, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the table.

	Actual		Minimum		Well Capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2005
Tier 1 leverage capital:
IBERIABANK Corporation	$204,778	7.65%	$107,073	4.00%	$	N/A	N/A	%
IBERIABANK	187,674	7.03	106,844	4.00		133,554	5.00
Tier 1 risk-based capital:
IBERIABANK Corporation	204,778	10.70	76,562	4.00		N/A	N/A
IBERIABANK	187,674	9.81	76,519	4.00		114,779	6.00
Total risk-based capital:
IBERIABANK Corporation	228,878	11.96	153,124	8.00		N/A	N/A
IBERIABANK	211,761	11.07	153,039	8.00		191,298	10.00
December 31, 2004
Tier 1 leverage capital:
IBERIABANK Corporation	$181,445	7.63%	$95,085	4.00%	$	N/A	N/A	%
IBERIABANK	162,127	6.86	94,553	4.00		118,191	5.00
Tier 1 risk-based capital:
IBERIABANK Corporation	181,445	11.13	65,228	4.00		N/A	N/A
IBERIABANK	162,127	9.96	65,091	4.00		97,636	6.00
Total risk-based capital:
IBERIABANK Corporation	201,561	12.36	130,456	8.00		N/A	N/A
IBERIABANK	182,243	11.20	130,181	8.00		162,726	10.00

NOTE 15 – BENEFIT PLANS:

EMPLOYEE STOCK OWNERSHIP PLAN

In 1995, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with SOP 93-6, Employers’ Accounting for Employee Stock Ownership Plans. Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 were eligible to participate in the ESOP.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders’ equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company’s ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares have been used to pay the ESOP debt.

During 2005, the ESOP was fully funded and the plan was merged into the Company’s 401(k) plan.

Compensation cost related to the ESOP for the years ended December 31, 2005, 2004 and 2003 was $530,000, $2,221,000 and $1,953,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $686,000 at December 31, 2004. There were no unearned

ESOP shares outstanding as of December 31, 2005. A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2005	2004	2003
Shares allocated beginning of year	484,974	477,301	464,406
Shares allocated during the year	12,923	54,528	59,074
Shares distributed during the year	(497,897)	(46,855)	(46,179)

Allocated shares held by ESOP at year end	—	484,974	477,301
Unreleased shares	—	12,923	67,450

Total ESOP shares	—	497,897	544,751

STOCK OPTION PLANS

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. On December 30, 2005, the Board of Directors approved the immediate vesting of all outstanding unvested stock options awarded to employees, officers and directors. As a result of the accelerated vesting, the Company recorded $470,000 of compensation expense in 2005. There was no compensation expense recorded in 2004 or 2003 related to stock option plans. At December 31, 2005 future awards of 716,700 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

The following table summarizes the activity related to stock options:

	Options Outstanding	Weighted Average Exercise Price
At January 1, 2003	1,404,343	$16.25
Granted	268,438	32.36
Canceled	(27,623)	24.98
Exercised	(181,203)	14.17

At December 31, 2003	1,463,955	19.30
Granted	316,563	45.75
Canceled	(9,250)	31.43
Exercised	(167,593)	15.06

At December 31, 2004	1,603,675	24.90
Granted	204,611	48.39
Canceled	(15,050)	40.59
Exercised	(242,275)	13.96

At December 31, 2005	1,550,961	$29.55

Exercisable at December 31, 2003	711,099	$14.73
Exercisable at December 31, 2004	741,073	$16.67
Exercisable at December 31, 2005	1,550,961	$29.55

The following table presents the weighted average remaining life as of December 31, 2005 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	169,167	$11.00	4.1 years	169,167	$11.00
$12.70	107,530	$12.70	0.4 years	107,530	$12.70
$13.80 to $15.80	32,036	$14.69	3.3 years	32,036	$14.69
$16.40 to $19.50	130,286	$17.83	3.7 years	130,286	$17.83
$20.00 to $29.90	358,250	$22.36	5.7 years	358,250	$22.36
$30.81 to $39.85	225,959	$31.80	7.2 years	225,959	$31.80
$41.14 to $49.79	505,733	$46.36	8.7 years	505,733	$46.36
$51.11 to $54.91	22,000	$52.96	9.8 years	22,000	$52.96

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2005, 2004 and 2003 grants: dividend yields of 2.00, 1.80 and 1.94 percent; expected volatility of 24.07, 19.08 and 23.42 percent; risk-free interest rate of 4.33, 4.03 and 3.70 percent; and expected lives of 7.0 years. The weighted average fair value per share at the date of grant for shares granted during 2005, 2004 and 2003 was $14.28, $11.58 and $6.63, respectively.

RESTRICTED STOCK PLANS

The Company established a recognition and retention plan (“RRP”) for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 and the 2001 and 2005 Incentive Plans also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2005, 2004 and 2003, the amount included in compensation expense was $1,824,000, $1,113,000 and $757,000, respectively. At December 31, 2005, 1,236 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2005, 2004 and 2003 was $48.85, $46.12 and $34.58, respectively. A summary of the changes in awarded shares follows:

	2005	2004	2003
Balance, beginning of year	214,013	163,620	120,866
Granted	120,207	86,564	85,688
Forfeited	(2,875)	(3,483)	(2,500)
Earned and issued	(43,572)	(32,688)	(40,434)

Balance, end of year	287,773	214,013	163,620

401 (K) PROFIT SHARING PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2005, 2004 and 2003. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 16 – RELATED PARTY TRANSACTIONS:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $628,000 and $569,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, total principal additions were $494,000 and total principal payments were $435,000. Unfunded commitments to executive officers and directors and their affiliates totaled $251,000 at December 31, 2005.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2005, the fair value of guarantees under commercial and standby letters of credit was $135,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2005 and 2004, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2005	2004
Commitments to grant loans	$48,482	$23,927
Unfunded commitments under lines of credit	397,568	280,320
Commercial and standby letters of credit	13,241	6,953

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

NOTE 18 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value.

Investment Securities: Fair value equals quoted market prices and dealer quotes.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2005 and 2004, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2005 and 2004 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2005 and 2004 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Borrowings: The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2005 and 2004, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2005		December 31, 2004
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$126,800	$126,800	$53,265	$53,265
Investment securities	572,582	572,832	566,955	567,994
Loans and loans held for sale, net	1,890,949	1,880,481	1,638,619	1,652,821
Derivative instruments	1,463	1,463	419	419
Financial Liabilities
Deposits	$2,242,956	$2,237,494	$1,773,489	$1,772,975
Short-term borrowings	68,849	68,849	236,453	236,453
Long-term debt	250,212	254,583	206,089	207,707
Derivative instruments	369	369	880	880

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 19 – COMPREHENSIVE INCOME:

The following is a summary of the components of other comprehensive income:

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Unrealized gain (loss) on securities available for sale, net	$(10,854)	$369	$(1,261)
Reclassification adjustment for net (gains) losses realized in net income	39	(698)	(267)

Net unrealized gain (loss)	(10,815)	(329)	(1,528)
Tax effect	3,785	115	535

Net-of-tax amount	(7,030)	(214)	(993)

Unrealized gain (loss) on cash flow hedges	1,555	648	715
Tax effect	(544)	(227)	(251)

Net-of-tax amount	1,011	421	464

Other comprehensive income (loss), net of income taxes	$(6,019)	$207	$(529)

NOTE 20 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2006 without permission will be limited to 2006 earnings plus an additional $3,380,000.

Accordingly, at January 1, 2006, $278,587,000 of the Company’s equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $22,576,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 21 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2005 and 2004

(dollars in thousands)	2005	2004
Assets
Cash in bank	$2,799	$11,023
Investment in subsidiary	281,967	230,610
Other assets	17,172	11,919

Total assets	$301,938	$253,552

Liabilities and Shareholders’ Equity
Liabilities	$38,369	$33,390
Shareholders’ equity	263,569	220,162

Total liabilities and shareholders’ equity	$301,938	$253,552

Condensed Statements of Income

Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Operating income
Dividends from subsidiary	$22,000	$21,500	$12,000
Other income	374	249	64

Total operating income	22,374	21,749	12,064

Operating expenses
Interest expense	2,330	1,498	1,046
Other expenses	3,174	1,942	1,634

Total operating expenses	5,504	3,440	2,680

Income before income tax expense and increase in equity in undistributed earnings of subsidiary	16,870	18,309	9,384
Income tax benefit	1,750	1,117	915

Income before increase in equity in undistributed earnings of subsidiary	18,620	19,426	10,299
Increase in equity in undistributed earnings of subsidiary	3,380	7,913	13,253

Net Income	$22,000	$27,339	$23,552

Condensed Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Cash Flows from Operating Activities
Net income	$22,000	$27,339	$23,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(16)	48	47
Increase in equity in net income of subsidiary	(3,380)	(7,913)	(13,253)
Noncash compensation expense	2,294	1,115	759
Gain on sale of assets	(13)	—	—
Increase in dividend receivable from subsidiary	(5,000)	(2,000)	(8,000)
Other, net	81	2,365	1,644

Net Cash Provided by Operating Activities	15,966	20,954	4,749

Cash Flows from Investing Activities
Cash paid in excess of cash received in acquisition	—	—	(9,538)
Cash received in excess of cash paid in acquisition	410	—	—
Proceeds from sale of premises and equipment	203	—	—
Capital contributed to subsidiary	(15)	(66)	(97)
Payments received from ESOP	151	277	394

Net Cash Provided by (Used in) Investing Activities	749	211	(9,241)

Cash Flows from Financing Activities
Dividends paid to shareholders	(8,836)	(6,606)	(5,185)
Proceeds from long-term debt	—	10,000	10,000
Repayments of long-term debt	—	—	(2,500)
Net change in short-term borrowings	—	—	—
Costs of issuance of common stock in acquisition	(6)	—	(191)
Payments to repurchase common stock	(17,504)	(18,862)	(6,177)
Proceeds from sale of treasury stock for stock options exercised	1,407	2,549	1,770

Net Cash Used in Financing Activities	(24,939)	(12,919)	(2,283)

Net (Decrease) Increase in Cash and Cash Equivalents	(8,224)	8,246	(6,775)
Cash and Cash Equivalents at Beginning of Period	11,023	2,777	9,552

Cash and Cash Equivalents at End of Period	$2,799	$11,023	$2,777

NOTE 22 – QUARTERLY RESULTS OF OPERATIONS:

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2005
Total interest income	$31,454	$33,549	$34,541	$35,786
Total interest expense	10,905	12,274	13,499	13,853

Net interest income	20,549	21,275	21,042	21,933
Provision for loan losses	650	630	15,164	625

Net interest income after provision for loan losses	19,899	20,645	5,878	21,308
Noninterest income	6,081	6,745	6,640	6,674
Noninterest expense	15,676	16,047	15,773	16,943

Income (loss) before income taxes	10,304	11,343	(3,255)	11,039
Income tax expense (benefit)	3,004	3,215	(1,914)	3,126

Net Income (Loss)	$7,300	$8,128	$(1,341)	$7,913

Earnings (loss) per share – basic	$0.81	$0.88	$(0.15)	$0.86
Earnings (loss) per share – diluted	$0.75	$0.82	$(0.15)	$0.80

Year Ended December 31, 2004
Total interest income	$25,402	$26,192	$28,047	$28,969
Total interest expense	7,436	8,073	8,816	9,657

Net interest income	17,966	18,119	19,231	19,312
Provision for loan losses	1,055	704	857	1,425

Net interest income after provision for loan losses	16,911	17,415	18,374	17,887
Noninterest income	5,556	5,825	5,857	5,979
Noninterest expense	13,215	14,013	14,229	13,440

Income before income taxes	9,252	9,227	10,002	10,426
Income tax expense	2,761	2,740	2,966	3,101

Net Income	$6,491	$6,487	$7,036	$7,325

Earnings per share – basic	$0.78	$0.76	$0.84	$0.88
Earnings per share – diluted	$0.72	$0.71	$0.78	$0.80

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Internet Address

www.iberiabank.com

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 3, 2006 at 4:00 p.m. at the Windsor Court (4th Floor Gallery) located at 300 Gravier Street, New Orleans, Louisiana.

Shareholder Assistance

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

800.368.5948

www.invrelations@RTCO.com

For Information

Copies of the Company’s financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders may contact:

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis Senior Executive Vice President

337.521.4005

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2005	HIGH	LOW	CLOSING
First Quarter	$51.04	$43.97	$44.33	$0.22
Second Quarter	$49.07	$43.59	$48.79	$0.24
Third Quarter	$55.56	$47.70	$52.86	$0.26
Fourth Quarter	$56.20	$49.42	$51.01	$0.28

	MARKET PRICE			DIVIDENDS DECLARED
2004	HIGH	LOW	CLOSING
First Quarter	$49.29	$43.90	$45.51	$0.19
Second Quarter	$46.03	$42.00	$45.92	$0.21
Third Quarter	$45.27	$41.69	$45.06	$0.22
Fourth Quarter	$52.60	$44.76	$52.03	$0.22

At December 31, 2005, IBERIABANK Corporation had approximately 1,700 shareholders of record.

Securities Listing

IBERIABANK Corporation’s common stock trades on the NASDAQ Stock Market under the symbol "IBKC." In local and national newspapers, the company is listed under “IBERIABANK.”

Dividend Investment Plan

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or services charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must complete an enrollment form. A summary of the plan and enrollment forms are available from the Register and Transfer Company at the address provided under Shareholder Assistance.

EXHIBIT 31.1

CERTIFICATIONS

SECTION 302 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Daryl G. Byrd, President and Chief Executive Officer of IBERIABANK Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of IBERIABANK Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 15, 2006	/s/ Daryl G. Byrd
Daryl G. Byrd President and Chief Executive Officer

EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Anthony J. Restel, Executive Vice President and Chief Financial Officer of IBERIABANK Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of IBERIABANK Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 15, 2006	/s/ Anthony J. Restel
Anthony J. Restel Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of IBERIABANK Corporation (the “Company”) on Form 10-K for the fiscal year ended December 31, 2005 (the “Report”), I, Daryl G. Byrd, President and Chief Executive Officer of the Company, certify that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Daryl G. Byrd
Daryl G. Byrd President and Chief Executive Officer

March 15, 2006

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of IBERIABANK Corporation (the “Company”) on Form 10-K for the fiscal year ended December 31, 2005 (the “Report”), I, Anthony J. Restel, Executive Vice President and Chief Financial Officer of the Company, certify that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Anthony J. Restel
Anthony J. Restel Executive Vice President and Chief Financial Officer

March 15, 2006

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Appendix D

April 3, 2006

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of IBERIABANK Corporation to be held in the Gallery on the 4th floor at the Windsor Court Hotel, 300 Gravier Street, New Orleans, Louisiana, on Wednesday, May 3, 2006 at 4:00 p.m., Central Time.

The matters to be considered by shareholders at the Meeting are described in the accompanying materials. Also enclosed is an Annual Report to Shareholders for 2005. Directors and officers of the Company, as well as representatives of the Company’s independent auditors, will be present to respond to any questions shareholders may have.

It is very important that you are represented at the Meeting. Whether or not you presently plan to attend the Meeting in person, please indicate your vote by using the enclosed proxy card or by voting via telephone or internet. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

We appreciate your continued support of, and interest in, IBERIABANK Corporation.

Sincerely,

/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

IBERIABANK CORPORATION

200 West Congress Street

Lafayette, Louisiana 70501

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 3, 2006

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of IBERIABANK Corporation will be held in the Gallery on the 4th floor at the Windsor Court Hotel, 300 Gravier Street, New Orleans, Louisiana, on Wednesday, May 3, 2006 at 4:00 p.m., Central Time (the “Meeting”), for the purpose of considering and acting on the following:

1.	election of three directors for three-year terms expiring in 2009;

2.	ratification of the appointment of Castaing, Hussey & Lolan, LLC as the Company’s independent auditors for the fiscal year ending December 31, 2006; and

3.	such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on March 21, 2006 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

By Order of the Board of Directors

/s/ George J. Becker III
George J. Becker III
Secretary

Lafayette, Louisiana

April 3, 2006

Whether or not you expect to attend the Meeting, please vote by internet, or telephone, or complete the enclosed proxy and return promptly in the envelope provided. If you vote by internet or telephone, use the instructions on the enclosed proxy card. If you attend the Meeting, you may vote either in person or by proxy. Any proxy previously executed may be revoked by you in writing or in person at any time prior to its exercise.

IBERIABANK CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

MAY 3, 2006

IBERIABANK Corporation (the “Company”) is furnishing this proxy statement to its shareholders in connection with the solicitation of proxies on behalf of its Board of Directors for use at the 2006 Annual Meeting of Shareholders to be held on May 3, 2006 and at any adjournments or postponements thereof (the “Meeting”).

Your proxy will be voted in the manner you specify if you vote properly and timely by internet, telephone, or complete and return the enclosed proxy card. You may revoke your proxy by notifying the Company’s Secretary in writing or by filing a properly executed proxy of later date with the Secretary at or before the Meeting.

This proxy statement was mailed to each shareholder of record at the voting record date, on or about April 3, 2006. The cost of preparing and mailing the proxy materials as well as soliciting proxies in the enclosed form will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, fax, e-mail and telex. Banks, brokerage houses and other nominees or fiduciaries will be requested to forward the soliciting materials to their principals and to obtain authorization for the execution of proxies, and the Company will, upon request, reimburse them for their expenses in so acting.

VOTING

The presence, in person or by proxy, of the holders of a majority of the total voting power of the Company will constitute a quorum at the Meeting. Only shareholders of record at the close of business on March 21, 2006 are entitled to notice of and to vote at the Meeting. On that date, 9,683,823 shares of common stock, par value $1.00 per share (“Common Stock”), were outstanding, each of which is entitled to one vote. Directors are elected by a plurality of the votes cast (Proposal I). The affirmative vote of a majority of the votes actually cast is required to ratify the appointment of the independent auditors (Proposal II).

Shareholders may vote “FOR” or “WITHHOLD” authority to vote for each nominee for the Board of Directors (Proposal I). If you withhold authority to vote with respect to any nominee, your shares will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee. Shareholders may vote “FOR”, “AGAINST”, or “ABSTAIN” on Proposal II to ratify the appointment of the independent auditors. If you abstain from voting on Proposal II, your shares will be counted as present for purposes of establishing a quorum, but will not be counted as a vote cast for this proposal. If you just sign and submit your proxy card without voting instructions, your shares will be counted for purposes of establishing a quorum and will be voted “FOR” each director nominee and “FOR” Proposal II.

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal as to which your broker does not have discretionary authority to vote. Shares registered in the names of brokers and similar persons who hold the shares for clients and do not receive voting instructions are generally not voted other than on the election of directors, ratification of independent auditors and other routine matters (“broker non-votes”). Broker non-votes will be treated as shares present for the purpose of establishing a quorum, but will not be considered as votes cast.

The form of proxy confers discretionary authority on the persons named therein to vote with respect to the election of any person as a director where the nominee is unable to serve or for good cause will not serve. It also confers discretionary authority with respect to matters incident to the conduct of the Meeting and with respect to any other matter presented to the Meeting if notice of such matter has not been delivered to the Company in accordance with the Company’s Articles of Incorporation. Except for procedural matters incident to the conduct of the Meeting, the Company does not know of any other matters that are to come before the Meeting. If any other matters are properly brought before the Meeting as to which proxies in the accompanying form confer discretionary authority, the persons named in the accompanying proxy will vote the shares represented by such proxies on such matters as determined by a majority of the Board of Directors.

Each share of Common Stock is entitled to one vote. Shares may not be voted at the Meeting unless the record owner is present or represented by proxy. A shareholder can be represented through the return of a physical proxy or by utilizing internet or telephone voting procedures. These procedures are designed to authenticate shareholders by use of a control number and allow shareholders to confirm that their instructions have been properly recorded. The method by which you vote will in no way limit your right to vote at the Meeting, if you later decide to attend and vote in person.

Participants in the Company’s Retirement Savings Plan will receive a proxy card for the Common Stock owned through this plan. Award recipients in the Recognition and Retention Plan also will receive a proxy card for the unvested portion of shares held in this plan. These proxy cards will serve as voting instruction cards for the trustees of these plans.

PROPOSAL I - ELECTION OF DIRECTORS

Directors and Nominees

The Articles of Incorporation of the Company provide that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with each class elected by the shareholders for staggered three-year terms. At the Meeting, shareholders will be asked to elect one class of directors, consisting of three directors, for three-year terms expiring in 2009. The nominees of the Nominating and Corporate Governance Committee of the Board of Directors are currently directors and have not been nominated pursuant to any arrangement or understanding with any person.

The Bylaws of the Company currently provide for a Board of eleven persons.

Unless otherwise directed, each proxy executed and returned by a shareholder will be voted for the election of the three nominees listed below. In the unanticipated event that any nominee is unable or unwilling to stand for election at the time of the Meeting, the Bylaws provide that the number of authorized directors will be automatically reduced by the number of such nominees unless the Board determines otherwise, in which case proxies will be voted for any replacement nominee or nominees recommended by the Nominating and Corporate Governance Committee.

The following table presents information as of the record date concerning the nominees and other directors of the Company.

Name	Age	Principal Occupation During the Past Five Years	Director Since(1)
Nominees For Terms To Expire In 2009:

Ernest P. Breaux, Jr.	61	Chairman/CEO of Iberia Investment Group, LLC, owner of Ernest P. Breaux Electrical, Inc., and Equipment Tool Rental & Supply, Inc.; Regional Operating Officer for Regions 1, 4 & Gulf Plains of Integrated Electrical Services (2001-2004)	1999

John N. Casbon	57	Executive Vice President, First American Title Insurance Company; Chief Executive Officer and President, First American Transportation Title Insurance Company	2001

Jefferson G. Parker	53	President, Howard Weil, Inc., (an energy investment boutique with equity research, institutional sales and trading efforts devoted exclusively to the energy industry) since October 2004; Senior Vice President-Institutional Equities, Howard Weil, Inc. (1976-2004)	2001
Directors Whose Terms Expire In 2007:

Elaine D. Abell	63	Attorney at Law	1993

William H. Fenstermaker	57	Chairman of the Board of the Company; Chairman and Chief Executive Officer of C.H. Fenstermaker and Associates, Inc. (oil and gas surveying, mapping, municipal engineering, environmental consulting and computer information system services)	1990

Larrey G. Mouton	64	Owner and Manager of Mouton Financial Services, LLC (investment counseling, tax services and insurance) since July 2002; Chairman, Acadiana Filter Services, Inc. since June 2004; Community Relations Officer of the Company from July 2000 to June 2002; Chief Executive Officer of the Company from February 1995 to July 2000; President of the Company and President and Chief Executive Officer of the Bank from February 1995 to July 1999	1985

O. Miles Pollard, Jr.	68	Private Investor	2003

(1)	Includes service as a director of IBERIABANK (the “Bank”), a wholly owned subsidiary of the company.

Name	Age	Principal Occupation During the Past Five Years	Directors Since(1)
Directors Whose Terms Expire In 2008:

Harry V. Barton, Jr.	51	Certified Public Accountant in private practice; In 2005, became a Registered Investment Advisor and sole owner/member of Barton Advisory Services, LLC	1993

Daryl G. Byrd	51	Chief Executive Officer of the Company since July 2000; President of the Company and President and Chief Executive Officer of the Bank since July 1999; President and Chief Executive Officer of Bank One New Orleans Region (1998-1999); Executive Vice President of First Commerce Corporation (1992-1998)	1999

E. Stewart Shea III	54	Vice Chairman of the Board of the Company; Managing Partner of The Bayou Companies, LLC; Managing Partner of Bayou Coating, LLC (oil and gas industry service company)	1990

David H. Welch	57	President, Chief Executive Officer and Director of Stone Energy Corporation since April 2004; Senior Vice President of BP America, Inc. (2003-2004); Vice President of BP, Inc. (1999-2003)	2005

(1)	Includes service as a director of the Bank.

Corporate Governance

Board of Director and Shareholder Meetings. The Board of Directors met 13 times during the fiscal year ended December 31, 2005. All directors attended at least 75% of the Board of Directors meetings and assigned committee meetings in 2005. The Company encourages director’s attendance at its annual shareholder meetings and requests that directors make reasonable efforts to attend such meetings. All of the members of the Board of Directors, other than Larrey G. Mouton, attended the 2005 annual meeting of shareholders.

Board of Director Independence. Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ listing standards and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director are considered to be “independent directors.” The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members’ relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which the Company’s Board members are directors or executive officers. After evaluating these factors, the Board of Directors has determined that Ms. Abell and Messrs. Barton, Breaux, Casbon, Fenstermaker, Parker, Pollard, Shea and Welch are independent directors of the Company within the meaning of applicable NASDAQ listing standards. Independent Board members met in executive session without management present four times during the year ended December 31, 2005.

Shareholder Communications. Shareholders may communicate directly with members of the Board of Directors or the individual chairman of a standing Board of Directors committee by writing directly to those individuals at the following address: 200 West Congress Street, Lafayette, Louisiana 70501. The Company’s general policy is to forward, and not to intentionally screen, any mail received at the Company’s corporate office. The Board of Directors reserves the right to revise this policy in the event it is abused, becomes unworkable or otherwise does not efficiently serve the policy’s purpose.

Codes of Ethics. The Board of Directors has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. The Board of Directors also has adopted a Code of Ethics that applies to all officers, other employees and directors. Links to both codes of ethics are on the “Investor Relations” portion of the Company’s website at: http://www.iberiabank.com. Any waiver or substantial amendments of the codes of ethics applicable to the Company’s directors and executive officers also will be disclosed in the Company’s website.

Committees of the Board of Directors

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee and has adopted a charter for each of these three standing committees. The Board of Directors has determined that all of the directors who serve on these committees are independent within the meaning of applicable Securities and Exchange Commission (“SEC”) rules and NASDAQ listing standards.

Audit Committee. The members of the Audit Committee are Mr. Barton, who serves as the chairman, and Messrs. Breaux and Welch. Each of the members of the committee is independent within the meaning of applicable NASDAQ listing standards. The Board of Directors has determined that the Chairman of the Audit Committee, Mr. Barton, is an “audit committee financial expert” as defined in Item 401(h) of SEC Regulation S-K.

The Audit Committee has oversight responsibility for the quality and integrity of the Company’s financial statements. The committee meets privately with the independent auditors, has the sole authority to retain and dismiss the independent auditors and reviews their performance and independence from management. The independent auditors have unrestricted access and report directly to the committee. The Audit Committee met sixteen times during 2005. The primary functions of the Audit Committee are to oversee: (i) the audit of the financial statements of the Company provided to the SEC, the shareholders and the general public; (ii) the Company’s internal financial and accounting processes; and (iii) the independent audit process. Additionally, the Audit Committee has responsibilities relating to: (i) registered public accounting firms; (ii) complaints relating to accounting, internal accounting controls or auditing matters; (iii) authority to engage advisors; and (iv) funding as determined by the Audit Committee. These and other aspects of the Audit Committee’s authority are more particularly described in the Audit Committee Charter, as amended in 2004 and attached as Exhibit A to the Company’s proxy statement furnished in connection with the 2005 Annual Meeting of Shareholders and filed with the SEC on April 11, 2005.

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent auditors, Castaing, Hussey & Lolan, LLC. The policy requires that all services to be provided by Castaing, Hussey & Lolan, LLC, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Castaing, Hussey & Lolan, LLC during 2005.

Compensation Committee. The members of the Compensation Committee are Mr. Shea, who serves as the chairman, and Messrs. Barton, Fenstermaker and Pollard, each of whom is a non-employee director and is also independent within the meaning of NASDAQ listing standards. The Compensation Committee met sixteen times during 2005. The functions of the Compensation Committee include making recommendations to the Board of Directors concerning compensation, including incentive compensation, of the executive officers. The Compensation Committee also administers the Company’s stock incentive plans.

Nominating and Corporate Governance Committee. The independent members of the Board of Directors (i.e., Ms. Abell and Messrs. Barton, Breaux, Casbon, Fenstermaker, Parker, Pollard, Shea and Welch) serve as the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors, including those recommendations submitted by shareholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of corporate governance policies. In 2005, the Nominating and Corporate Governance Committee held four meetings. A link to the Nominating and Corporate Governance Committee Charter is on the “Investor Relations” portion of the Company’s website at: http://www.iberiabank.com.

It is a policy of the Nominating and Corporate Governance Committee that candidates for director possess the highest personal and professional integrity, have demonstrated exceptional ability and judgment and have skills and expertise appropriate for the Company and serving the long-term interests of the Company’s shareholders. The committee’s process for identifying and evaluating nominees is as follows: (1) in the case of incumbent directors whose terms of office are set to expire, the committee reviews such directors’ overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any related party transactions with the Company during the applicable time period; and (2) in the case of new director candidates, the committee first conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The committee meets to discuss and consider such candidates’ qualifications, including whether the nominee is independent within the meaning of NASDAQ listing standards, and then selects a candidate by majority vote. In seeking potential nominees, the Nominating and Corporate Governance Committee uses its and management’s network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates, nor has the committee rejected a timely director nominee from a shareholder(s) holding more than 5% of the Company’s voting stock.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders provided the shareholders follow the procedures set forth in Article 6F of the Company’s Articles of Incorporation. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a shareholder or otherwise.

Article 6F of the Company’s Articles of Incorporation governs nominations of candidates for election as director at any annual meeting of shareholders and provides that such nominations, other than those made by the Board, may be made by any shareholder entitled to vote at such meeting if the nomination is made in accordance with the procedures set forth in Article 6F, which is summarized below.

A shareholder’s notice of nomination must be delivered to, or mailed and received at, the Company’s principal executive offices not later than 60 days before the anniversary date of the immediately preceding annual meeting of shareholders and must set forth (a) as to each person who the shareholder proposes to nominate for election as a director and as to the shareholder giving the notice (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of Company stock which are Beneficially Owned (as defined in Article 9A(e) of the Articles of Incorporation) by such person on the date of such shareholder notice, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the “Exchange Act”) and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the Company’s books, of such shareholder and any other shareholders known by such shareholder to be supporting such nominees and (ii) the class and number of shares of Company stock which are Beneficially Owned by such shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such nominees on the date of such shareholder notice. To be timely under the Articles of Incorporation, nominations by any shareholder eligible to vote at the Meeting must have been received by the Company on or before March 12, 2006.

The Nominating and Corporate Governance Committee may reject any nomination by a shareholder not made in accordance with the requirements of Article 6F. Notwithstanding the foregoing procedures, if neither the Board of Directors nor such committee makes a determination as to the validity of any nominations by a shareholder, the presiding officer of the annual meeting shall determine and declare at the annual meeting whether the nomination was made in accordance with the terms of Article 6F.

Additional Information with Respect to Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of the members of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during 2005 or is a former officer of the Company or any of its subsidiaries.

Compensation of Directors

All Company directors are also directors of the Bank. During 2005, members of the Board of Directors received fees of $2,500 per month for their services as directors of the Bank, except for the Chairman, who received a fee of $2,875 per month, and Mr. Byrd, who was not compensated for such service. In 2005, each director was awarded 813 shares of restricted Common Stock. The restricted shares under the award will vest at the rate of one-third (33-1/3%) upon each of the three anniversaries of the annual meeting of the Company’s shareholders following the date of the award and will be subject to other terms and conditions of the restricted stock award agreement. Members of the Board of Directors receive no additional compensation for their participation on any committee or for other services as directors of the Company.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table includes, as of the record date, certain information as to the Common Stock beneficially owned by (i) the only persons or entities, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, who or which was known to the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) the directors of the Company, (iii) the executive officers of the Company identified in the Summary Compensation Table elsewhere herein (“Named Executive Officers”) and (iv) all directors and executive officers of the Company as a group.

	Common Stock Beneficially Owned as of Record Date (1) (2) (3) (4)
Name of Beneficial Owner	Amount		Percentage
Goldman Sachs Asset Management, L.P. 32 Old Slip New York, New York 10005	544,627	(5)	5.62%
IBERIABANK Corporation Retirement Savings Plan Trust 200 West Congress Street Lafayette, Louisiana 70501	603,792	(6)	6.24%
Directors:
Elaine D. Abell	46,341		*
Harry V. Barton, Jr.	27,188		*
Ernest P. Breaux, Jr.	23,001		*
Daryl G. Byrd	411,208		4.13%
John N. Casbon	14,437		*
William H. Fenstermaker	47,551		*
Larrey G. Mouton	111,249		1.15%
Jefferson G. Parker	47,488		*
O. Miles Pollard, Jr.	4,375		*
E. Stewart Shea III	89,301		*
David H. Welch	813		*
Named Executive Officers who are not Directors:
Michael J. Brown	166,675		1.70%
John R. Davis	177,412		1.81%
Michael A. Naquin	87,456		*
George J. Becker III	132,665		1.36%
All directors and executive officers as a group (17 persons)	1,512,344		14.39%

*	Represents less than 1% of the outstanding Common Stock.

(1)	Unless otherwise indicated, shares are held with sole voting and investment power.

(2)	Includes shares of Common Stock owned directly by directors and executive officers as well as shares held by their spouses, minor children and trusts of which they are trustees. Also includes shares allocated to the accounts of participants in the Company’s Retirement Savings Plan.

(3)	Includes all shares that may be acquired upon the exercise of stock options as of the record date, as follows: 3,125 shares by Ms. Abell; 8,125 shares by Mr. Barton; 10,291 shares by Mr. Breaux; 279,124 shares by Mr. Byrd; 10,313 shares by Mr. Casbon; 3,125 shares by Mr. Fenstermaker; 3,125 shares by Mr. Mouton; 9,415 shares by Mr. Parker; 3,125 shares by Mr. Pollard; 28,286 shares by Mr. Shea; 116,245 shares by Mr. Brown; 112,018 shares by Mr. Davis; 101,736 shares by Mr. Becker; 57,621 by Mr. Naquin and 822,900 shares by all directors and executive officers as a group.

(Footnotes continued on next page)

(4)	Includes unvested restricted shares that may be voted by the following persons: 53,542 shares by Mr. Byrd; 25,801 shares by each of Messrs. Brown and Davis; 12,731 shares by Mr. Becker; 25,625 shares by Mr. Naquin; and 31,617 shares by all directors and executive officers as a group.

(5)	Shares are as reported in the latest Schedule 13G filed by Goldman Sachs Asset Management, L.P., an investment advisor, which disclaims ownership of any securities managed on its behalf by third parties.

(6)	Effective March 31, 2005, the Employee Stock Ownership Plan (“ESOP”) Trust’s 10,334 shares of Common Stock were allocated to the accounts of participating employees. Beneficial ownership of the Named Executive Officers includes their respective shares received in this allocation. On April 1, 2005 the ESOP merged with the IBERIABANK Corporation Profit Sharing Plan and Trust creating the IBERIABANK Corporation Retirement Savings Plan of which the Delaware Charter Guarantee & Trust Company, dba Principal Trust Company, is the trustee (“Trustee”). As of the record date, 545,685 shares were held by the IBERIABANK Corporation Retirement Savings Plan representing shares of Common Stock previously held by both plans. Under the terms of the IBERIABANK Corporation Retirement Savings Plan, the Trustee must vote all shares held therein in accordance with the instructions of the participating employees. Shares for which employees do not give instructions are voted in the in the same proportion as shares for which voting instructions were provided by participants on any matter.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires each of the Company’s directors and executive officers, and each beneficial owner of more than ten percent of the Company’s common stock, to file with the SEC an initial report of the person’s beneficial ownership of the Company’s equity securities and subsequent reports regarding changes in such ownership. To the best of the Company’s knowledge each person who was so subject to Section 16(a) with respect to the Company at any time during 2005 filed, on a timely basis, all reports required for the year pursuant to Section 16(a).

CERTAIN TRANSACTIONS

Directors and executive officers of the Company and members of their families, as well as companies with which they or their families are associated, were customers of the Bank in the ordinary course of business during 2005. All loans and commitments to them by the Bank were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

Edward C. Abell, Jr. is the husband of Elaine D. Abell, a director of the Company and the Bank, and is an attorney with the Onebane Law Firm which the Bank retained during 2005 and expects to retain from time to time during 2006. In the year ended December 31, 2005, the Onebane Law Firm received fees of $315,648 for legal services to the Bank. The total fees paid to the Onebane Law Firm during 2005 did not exceed 5% of the law firm’s gross revenues for that year.

W. Douglas Burch is the husband of Marilyn W. Burch, an executive officer of the Company and the Bank, and is an insurance agent with Burch, Marcus, Pool, Krupp, Daniel & Babineaux, a division of Arthur J. Gallagher, Inc. (“Burch Marcus”), which provided insurance coverage through various insurance carriers to the Company and the Bank during 2005 and is expected to provide insurance coverage during 2006. In the year ended December 31, 2005, Burch Marcus received premiums of $270,422 for insurance coverage provided to the Company and the Bank.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation earned or awarded for services rendered in all capacities for the years indicated, by the individual who served as the Company’s Chief Executive Officer during 2005 and by its other four most highly compensated Named Executive Officers.

	Annual Compensation (1)					Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus		Restricted Stock Award(s) (2)		No. Securities Underlying Options/SARs	All Other Compensation(3)
Daryl G. Byrd	2005	$407,308	(4)	$—	(5)	$652,960	(6)	35,000	$3,966
President and	2004	368,757		—		514,760	(7)	43,750	22,865
Chief Executive Officer	2003	337,077		327,750		599,250	(8)	31,250	22,606
Michael A. Naquin	2005	$215,000		$—	(5)	$266,550	(9)	13,871	$735
Sr. Executive	2004	157,586		50,000		880,500	(10)	43,750	—
Vice President
Michael J. Brown	2005	$214,616		$—	(5)	$266,550	(11)	13,871	$3,966
Sr. Executive	2004	201,013		—		270,750	(12)	20,000	22,865
Vice President	2003	185,000		140,000		344,850	(13)	18,125	22,606
John R. Davis	2005	$214,616		$—	(5)	$266,550	(11)	13,871	$3,966
Sr. Executive	2004	201,013		—		270,750	(12)	20,000	22,865
Vice President	2003	185,000		140,000		344,850	(13)	18,125	22,606
George J. Becker III	2005	$177,308		$38,190		$141,419	(14)	7,361	$3,820
Executive Vice	2004	172,082		62,000		114,000	(15)	16,875	22,175
President & Secretary	2003	160,000		110,000		137,940	(16)	16,250	22,036

(1)	Other annual compensation in the form of perquisites and other personal benefits did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer in 2005, 2004 or 2003 and, as such, is not included in this table.

(2)	Reflects the value of shares of restricted stock granted as of the date of each grant. Such restricted stock vests over seven years from the date of grant.

(3)	Represents the fair market value of the shares of Common Stock allocated to the named individual’s account pursuant to the ESOP as of the date of the allocation, plus any cash allocation. The most recent fiscal year’s allocation is based on currently available estimates and may be adjusted.

(4)	Effective February 27, 2006, Mr. Byrd’s annual base salary was increased to $446,900.

(5)	See “Report of the Compensation Committee.”

(6)	Represents 13,750 shares of restricted Common Stock granted in 2005, which had the indicated value on the date of grant and a fair market value of $701,388 on December 31, 2005.

(7)	Represents 10,625 shares of restricted Common Stock granted in 2004, which had the indicated value on the date of grant and a fair market value of $564,060 on December 31, 2004.

(8)	Represents 18,750 shares of restricted Common Stock granted in 2003, which had the indicated value on the date of grant and a fair market value of $885,000 on December 31, 2003.

(9)	Represents 5,613 shares of restricted Common Stock granted in 2005, which had the indicated value on the date of grant and a fair market value of $286,319 on December 31, 2005.

(10)	Represents 18,750 shares of restricted Common Stock granted in 2004, which had the indicated value on the date of grant and a fair market value of $995,400 on December 31, 2004.

(11)	Represents 5,613 shares of restricted Common Stock granted in 2005, which had the indicated value on the date of grant and a fair market value of $286,319 on December 31, 2005.

(12)	Represents 5,937 shares of restricted Common Stock granted in 2004, which had the indicated value on the date of grant and a fair market value of $315,210 on December 31, 2004.

(13)	Represents 9,375 shares of restricted Common Stock granted in 2003, which had the indicated value on the date of grant and a fair market value of $442,500 on December 31, 2003.

(14)	Represents 2,978 shares of restricted Common Stock granted in 2005, which had the indicated value on the date of grant and a fair market value of $151,908 on December 31, 2005.

(15)	Represents 2,500 shares of restricted Common Stock granted in 2004, which had the indicated value on the date of grant and a fair market value of $132,720 on December 31, 2004.

(16)	Represents 3,750 shares of restricted Common Stock granted in 2003, which had the indicated value on the date of grant and a fair market value of $177,000 on December 31, 2003.

Stock Options

In 2005, the Named Executive Officers were granted options to purchase 83,974 shares of Common Stock at an exercise price of $47.49 per share. In each case the exercise price was based on the fair market value of the Common Stock on the date of grant.

The following table sets forth certain information concerning the grant of stock options to the Named Executive Officers during 2005.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($ per share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (1)
					5% ($)	10% ($)
Daryl G. Byrd	35,000	17.11%	$47.49	3/21/15	$990,086	$2,561,051
Michael A. Naquin	13,871	6.78%	47.49	3/21/15	392,385	1,014,981
Michael J. Brown	13,871	6.78%	47.49	3/21/15	392,385	1,014,981
John R. Davis	13,871	6.78%	47.49	3/21/15	392,385	1,014,981
George J. Becker III	7,361	3.60%	47.49	3/21/15	208,229	538,626

(1)	Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of stock options will depend, in part, on the future performance of the Common Stock, the option holder’s continued employment throughout the option period and the date on which the options are exercised.

The following table sets forth information concerning the value of stock options held at December 31, 2005 by the Named Executive Officers.

Name	Shares Acquired on Exercise	Value of Realized(1)	Number of Unexercised Options at Year End		Value of Unexercised In-The-Money Options at Year End (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daryl G. Byrd	4,000	$149,720	279,123	—	$6,396,538	$—
Michael A. Naquin	—	—	57,621	—	226,041	—
Michael J. Brown	9,750	363,937	122,246	—	3,017,102	—
John R. Davis	26,226	1,065,321	105,770	—	2,345,945	—
George J. Becker III	—	—	101,736	—	2,736,724	—

(1)	Based upon the difference between the fair market value of the Common Stock underlying the options at exercise date and the exercise price of the options.

(Footnotes continued on next page)

(2)	Calculated by determining the difference between the fair market value of the Common Stock underlying the options at December 31, 2005 ($51.01 per share) and the exercise price of the options. An option is in the money if the fair market value of the underlying security exceeds the exercise price of the option.

Effective February 20, 2006, the Compensation Committee of the Board of Directors approved a restricted stock award of 10,420 shares of the Common Stock to Mr. Byrd. The value of the shares was $59.06 per share on the date of the award. On February 20, 2006, Mr. Byrd was also granted options to purchase 25,630 shares of Common Stock at an exercise price of $59.06 per share. The term of the option is 10 years. The restricted stock award and the option will vest over a seven-year period commencing with the first anniversary of the date of the award and grant.

Effective March 3, 2006, the Compensation Committee approved restricted stock awards and option grants to the following Named Executive Officers:

Award Recipient	Restricted Stock Award	Common Stock Underlying Options
Michael J. Brown	4,741	11,556
John R. Davis	4,741	11,556
Michael A. Naquin	4,741	11,556

The value of the shares on the date of the restricted stock awards and the exercise price of the options each were $57.66 per share. The term of the options is 10 years. The restricted stock awards and the options will vest over a seven-year period commencing with the first anniversary of the date of the awards and grants.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning securities authorized for issuance under equity compensation plans, the weighted average price of such securities and the number of securities remaining available for future issuance, as of December 31, 2005.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining and available for future issuance (1)
Plans approved by shareholders	1,843,607	$31.50	713,626
Plans not approved by shareholders (2) (3)	41,005	$32.81	4,310

Total	1,884,612	$31.53	717,936

(1)	The table includes 562,500 shares authorized under the IBERIABANK Corporation 2005 Stock Incentive Plan. As of December 31, 2005, no shares have been issued under this plan.

(2)	The Supplemental Stock Option Plan of 1999 was established for the purpose of improving the growth and profitability of the Company and subsidiary companies by providing employees and consultants with a proprietary interest in the Company as an incentive to contribute to the success of the Company and to reward employees and consultants for outstanding performance and the attainment of targeted goals. The aggregate number of shares authorized for issuance pursuant to this plan was 31,248.

(3)	Stock Purchase Warrants are included in this total and represent warrants to purchase 26,625 shares of Common Stock at weighted average exercise price of $30.88. These warrants were assumed in connection with the acquisition of Alliance Bank of Baton Rouge in February 2004. No subsequent awards of such warrants may be made.

AGREEMENTS WITH MANAGEMENT

In July 2001, the Company entered into a three-year employment agreement with Daryl G. Byrd that is automatically renewed for an additional year on each anniversary of the agreement unless not earlier than 90 days before the anniversary the Company gives notice that it will not be renewed. If his employment is terminated for other than Cause, as defined, disability, retirement or death, or if Mr. Byrd terminates his employment for Good Reason, as defined, he will be entitled to severance payments equal to the greater of one year’s compensation or his compensation for the remaining term of the agreement. If his employment is terminated by him within 30 days of a Change in Control of the Company, as defined, or within 90 days of an event constituting Good Reason occurring within three years of a Change of Control, or within 30 days of the first anniversary of a Change in Control, or if his employment is terminated by the Company without Cause within three years of a Change in Control, he will receive the greater of (i) his salary for the remaining term of the agreement, (ii) twice his salary, or (iii) his “Code 280G Maximum,” defined generally as 2.99 times his average compensation over the previous five years. In addition, he will be entitled to a continuation of benefits similar to those he was receiving at the time of such termination for the period otherwise remaining under the term of the agreement or until he obtains full-time employment with another employer, whichever occurs first. The aggregate severance payment and benefit subsidy that would be made to Mr. Byrd assuming his termination of employment under the foregoing circumstances at December 31, 2005, would have been approximately $2,415,000 and $48,000, respectively. If any payments to be made under the agreement are deemed to constitute “excess parachute payments” and, therefore, subject to an excise tax under Section 4999 of the Internal Revenue Code, the Company will pay him the amount of the excise tax plus an amount equal to any additional federal, state, or local taxes that may result because of such additional payment.

In October 2000, the Company entered into separate Change in Control Severance Agreements with John R. Davis, Michael J. Brown, George J. Becker III and Marilyn W. Burch providing for severance pay and benefits to the individual upon voluntary resignation within 30 days after a Change in Control of the Company, as defined, or if within three years of a Change in Control the individual resigns for Good Reason, as defined, or is terminated by the Company or its successor without Just Cause, as defined. In March 2004, the Company entered into a separate Change in Control Severance Agreement with Michael A. Naquin and in May 2005, the Company entered into a separate Change in Control Severance Agreement with Anthony J. Restel. The severance payment is 100% in the case of Mr. Davis, Mr. Brown and Mr. Naquin; and 70% in the case of Mr. Becker, Ms. Burch, and Mr. Restel, of each individual’s “Code Section 280G Maximum.” In addition, each will be entitled to continued medical and life benefits at Company expense for 39 months following termination of employment. The aggregate severance payment and benefit subsidy that would be made to Messrs. Becker, Brown, Davis, Naquin, Restel and Ms. Burch assuming their termination of employment under the foregoing circumstances at December 31, 2005, would have been respectively as follows: Mr. Becker - $696,045 and $35,138; Mr. Brown - $1,217,571 and $38,963; Mr. Davis - $1,123,051 and $43,037; Mr. Naquin - $771,325 and $42,608; Mr. Restel - $241,002 and $36,977; and Ms. Burch - $483,115 and $51,269. The Company will also make the individual whole for any excise tax imposed by the Internal Revenue Code with respect to any payments under the agreement.

The Company has entered into indemnification agreements with Daryl G. Byrd, Michael J. Brown and Michael A. Naquin providing for indemnification and advancement of expenses to the fullest extent permitted by law with respect to pending or threatened claims against them in their capacities as officers of the Company. Following a Change in Control, as defined, all determinations regarding a right to indemnity and advancement of expenses are to be made by an independent legal counsel. In the event of a potential Change in Control, the Company must create a trust for the benefit of the indemnitees, which upon a Change in Control may not be revoked or the principal thereof invaded without the indemnitees’ written consent. While not requiring the maintenance of directors’ and officers’ liability insurance, the indemnification agreements require that the indemnitees be provided with maximum coverage if there is such insurance.

REPORT OF THE COMPENSATION COMMITTEE

The mission of the Compensation Committee (the “Committee”) is to assure that compensation programs are effective in attracting and retaining Company and Bank executives, link pay to performance, are reasonable in light of Company economics and the relevant practices of other, similar companies, and are administered fairly and in the shareholders’ interests. The Committee acts on behalf of the Board of Directors in setting executive compensation policy, administering Board approved plans, approving benefit programs and making decisions for the Board with respect to the compensation of Company and Bank executives.

The goals of the Committee are to assist the Company and the Bank in attracting and retaining highly qualified management, motivating executives to achieve performance goals, rewarding management for outstanding performance and ensuring that the financial interests of management and shareholders are aligned.

The Committee held sixteen meetings during fiscal year 2005.

Overview. The Company’s compensation program for executive officers is designed to attract, retain, and motivate superior executive talent and to align a significant portion of each officer’s total compensation with the performance of the Company and the interests of its shareholders.

The Company maintains a performance-based compensation program for its senior executive officers. When performance is considered to have been exceptional, rewards can be above average / median labor market values, approaching or exceeding the 75th percentile of the labor market, as determined by the Committee’s independent consultant. When performance falls short of expectations, there may be no incentive compensation awards.

The Company has implemented a competitive total compensation program for executive officers composed of the following elements discussed below: base salary, annual bonus, and long-term incentive compensation.

Base Salary. Executive base salaries reflect the Company’s operating philosophy, culture and business direction with each salary determined subjectively by the skills, experience and performance level of the individual executive, and the needs and resources of the Company. Base salaries are targeted to median labor market levels based on reviews of published salary surveys and peer company compensation conducted by an independent compensation consulting firm. The Committee believes that the Company’s most direct competitors for executive talent are not necessarily restricted to those companies that are included in the industry index used to compare shareholder returns, but encompass a broader group of companies engaged in the recruitment and retention of executive talent in competition with the Company. Thus, the compensation peer group is not the same as, and is broader than, the companies comprising the SNL $1 Billion - $5 Billion Index in the graph under the Proxy Statement caption “Comparison of Five-Year Cumulative Total Returns.”

Annual Bonus. Annual bonuses may be earned by executive officers and other key employees. Payments are discretionary and are based on the overall performance of the Company. Annual bonus targets and goals for the CEO are recommended by the Committee’s independent consultant. The CEO recommends annual bonus targets and goals for other participants. The targets and goals incorporate the achievement of the current business plan projections and / or performance relative to other high performing banks. These goals may include, but are not limited to, earnings per share (“EPS”), EPS growth, balance sheet management, credit quality, operating efficiency, total shareholder return (stock price appreciation plus dividends), return on equity or return on average tangible equity, return on assets or return on average tangible assets, as well as the achievement of non-financial management business objectives. The mix and weighting of the targets and goals vary and are subjectively determined. The level of achievement determines the level of bonus. The maximum payout is two times the annual bonus target.

Long-Term Incentive Compensation. In 2005, the Board of Directors adopted and shareholders approved the IBERIABANK Corporation 2005 Stock Incentive Plan (“2005 Plan”). The maximum number of shares that currently may be issued for all awards is 562,500 shares, provided that the Company shall not issue more than 421,875 shares pursuant to awards in a form other than stock options and stock appreciation rights (“SARs”).

The 2005 Plan is designed to instill the economic incentives of ownership, create management incentives to improve shareholder value and, through the use of vesting periods, encourage executives to remain with the Company and focus on long-term results. The Committee awards stock-based incentives to qualifying participants with the type of award and number of shares awarded varying according to each participant’s current and expected contributions, position responsibility, salary, prior awards, and recent performance results.

The Committee limits the maximum number of awards to any individual in any calendar year to 50,000 shares. In addition, the maximum performance unit award and the maximum performance compensation award that any one participant may receive for any one performance period shall not together exceed 50,000 shares per year and $3,000,000 in cash.

The grant of stock incentives is designed to align the interests of executive officers with those of shareholders in the Company’s long-term performance. Stock options granted have exercise prices equal to the fair market value of the underlying shares on the date of grant so that compensation is earned only through long-term appreciation in the fair market value of the underlying shares. Stock options are generally granted on an annual basis if warranted by the Company’s performance. Shares of restricted stock are awarded in recognition of exceptional Company and individual performance. Repricing of previously granted stock options is not permitted.

In December 2005, the Committee recommended and the Board of Directors approved the acceleration of all outstanding stock options. As a result of this decision, all stock options became immediately exercisable on December 31, 2005 and the Company recorded $470,000 of compensation expense in 2005. All other terms and conditions of the stock option agreements remained unchanged. The Company expects to be able to achieve approximately $6,500,000 of expense savings over the next six years due to this decision.

Compensation of the Chief Executive Officer. The Committee and Board of Directors determined the compensation for Daryl G. Byrd, President and Chief Executive Officer (“CEO”), for 2005. The CEO’s compensation is based upon the same factors as described above for other members of executive management. In establishing the compensation for Mr. Byrd in 2005, including base salary as well as incentive opportunities and awards, the Committee considered the Company’s operational and financial performance as well as shareholder returns. These factors were considered in comparison to the Company’s performance in 2004 and both the salary surveys and peer company compensation described above, as well as the advice of the Committee’s independent compensation consulting firm. Mr. Byrd’s annual base salary for 2005 was increased to $410,000, an increase of 9% over 2004. This increase was less than the competitive labor market median as determined by the Committee’s independent consultant.

In December 2005, Mr. Byrd and the Company’s three Senior Executive Vice Presidents advised the Committee and the Board of Directors that, in light of the cost associated with the Company’s decision to accelerate the vesting of all outstanding stock options, they would forgo their rights to any annual bonus for 2005 to offset the cost of this decision. Accordingly, the Committee gave no consideration to any bonus award for this group of executives for 2005. See the “Summary Compensation Table” in the Proxy Statement.

During 2005, recognizing the CEO’s leadership in expanding a talented management team and in continuing to drive the Company’s operational and financial performance as well as shareholder returns, Mr. Byrd was granted stock options to purchase 35,000 shares of common stock and awarded 13,750 shares of restricted common stock. The stock options expire on the tenth anniversary of the grant. The restricted stock award vests in equal installments over a seven-year period starting with the first anniversary of the grant. These awards reflected recognition of the CEO’s performance described above, as well as the Committee’s and Board of Directors’ recognition of current and expected future contributions by Mr. Byrd to the Company’s success and continuing creation of shareholder value.

The CEO compensation program described above positioned Mr. Byrd’s 2005 total direct compensation (salary plus bonus plus present value of long-term incentives) toward the 75th percentile of the labor market for similar sized, high performing banks, as determined by the Committee’s independent consultant.

Recognizing the CEO’s extraordinary leadership during the difficult circumstances created by Hurricanes Katrina and Rita, as well as the Company’s overall performance in 2005, including its success in continuing to meet strategic objectives and increase shareholder value, and upon the advice of the Committee’s independent compensation consulting firm, effective February 27, 2006, Mr. Byrd’s base salary was increased to $446,900, an increase of 9% over 2005.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code subjects public companies to limits on the deductibility of certain executive compensation. It limits deductible executive compensation to $1 million per year. Certain forms of compensation are exempt from this deductibility limit, primarily performance-based compensation under plans approved by shareholders. The 2005 Plan, as approved by shareholders, is intended to qualify those awards that would be considered performance-based for exemption under Section 162(m). The Committee will continue to examine the impact of the deductibility limit on the Company and the executive group to determine when and if other aspects of the executive compensation program are affected by the limit and the appropriate actions necessary for the best interests of shareholders.

Committee Governance. The Committee will continue to review and evaluate executive compensation programs at least annually. When and where appropriate, the Committee will consult with its independent compensation consultant and its other advisors with respect to the proper design of programs to achieve the Company’s strategic business objectives and balance the interests of shareholders.

Following review and approval by the Committee, all issues pertaining to executive compensation policies and programs as well as recommendations on CEO compensation are submitted to the full Board of Directors for its approval.

E. Stewart Shea III, Chairman
Harry V. Barton, Jr.
William H. Fenstermaker
O. Miles Pollard, Jr.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three non-employee directors. The Board has made a determination that the members of the Audit Committee satisfy the listing standards of NASDAQ as to independence, financial literacy and experience. The responsibilities of the Audit Committee are set forth in the Charter of the Audit Committee, as adopted by the Board of Directors of the Company. A copy of the Audit Committee Charter, as amended in 2004, was attached as Exhibit A to the Company’s proxy statement for the 2005 Annual Meeting of Shareholders. This is a report on the Committee’s activities relating to fiscal year 2005.

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for fiscal year 2005 with the Company’s management, including a discussion of the quality, not just the acceptability, of the accounting principles, underlying estimates and significant judgments used in the financial statements. Management has the responsibility for the preparation of the Company’s financial statements. Management represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee reviewed the audited financial statements with the independent auditors, who are responsible for expressing an opinion on the conformity of those statements with generally accepted accounting principles, and discussed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company’s accounting principles, the matters required to be communicated by Statement on Auditing Standards No. 61, “Communication with Audit Committees”, and their independence from management and the Company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.”

The Audit Committee also considered the compatibility of non-audit services with the independent auditors’ independence. In assessing requests for services by the independent auditors, the Audit Committee considers whether the independent auditors are likely to provide the most effective and efficient services based upon their familiarity with the Company and whether the services could enhance the Company’s ability to manage or control risk or improve audit quality.

The Audit Committee discussed with the Company’s internal auditors and the independent auditors the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent auditors, with and without management present, to discuss the results of their audits, their evaluations of the Company’s systems of internal controls and the overall quality and adequacy of the Company’s financial reporting. The Audit Committee discussed with management, the internal auditors and the independent auditors the internal audit function’s organization, responsibilities, budget and staffing. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee. The Audit Committee held sixteen meetings during fiscal year 2005.

The Audit Committee received reports throughout the year on the Company’s internal controls for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The Audit Committee will continue to obtain updates by management on the process and will review management’s and the independent registered auditors’ evaluation of the Company’s system of internal controls included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (“SEC”).

The Audit Committee, or its Chairman, met with, or held telephonic discussions with, the independent auditors and management prior to the release of the Company’s quarterly and annual financial information or the filing of any such information with the SEC. In reliance on the reviews and discussions referred to above, the Audit Committee also recommended that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the SEC. The Audit Committee appointed, subject to shareholder ratification, the independent auditors for the fiscal year ending December 31, 2006.

Harry V. Barton, Jr., Chairman
Ernest P. Breaux, Jr.
David H. Welch

PERFORMANCE GRAPH

The following graph, which was prepared by SNL Financial LC (“SNL”), compares the cumulative total return on the Common Stock over a measurement period beginning December 31, 2000 with (i) the cumulative total return on the stocks included in the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) Composite Index and (ii) the cumulative total return on the stocks included in the SNL $1 Billion-$5 Billion Bank Index. All of these cumulative returns are computed assuming the quarterly reinvestment of dividends paid during the applicable period.

Index for the Period Ending	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
IBERIABANK Corporation	100.00	130.25	193.40	289.37	331.27	324.74
NASDAQ Composite	100.00	79.18	54.44	82.09	89.59	91.54
SNL $1B-$5B Bank Index	100.00	121.50	140.26	190.73	235.40	231.38

The Common Stock of the Company is traded on the NASDAQ National Market under the “IBKC” ticker symbol. The stock price information shown above is not necessarily indicative of future price performance. Information used was obtained by SNL from sources believed to be reliable. The Company is not responsible for any errors or omissions in such information.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of the Company’s previous filings under the Securities Act of 1933, as amended, or the Exchange Act that may incorporate future filings (including this Proxy Statement, in whole or in part), the preceding Report of the Compensation Committee, the stock price Performance Graph and the Report of the Audit Committee shall not be incorporated by reference in any such filings.

PROPOSAL II - RATIFICATION OF APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors of the Company, subject to shareholder ratification, has appointed the firm of Castaing, Hussey & Lolan, LLC, independent certified public accountants, to serve as the Company’s principal auditors and to perform the audit of the financial statements for the fiscal year ending December 31, 2006 and further directed that the selection of auditors be submitted for ratification by the shareholders at the Meeting.

Representatives of Castaing, Hussey & Lolan, LLC will be present at the Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate shareholder questions.

Shareholder ratification of the selection of Castaing, Hussey & Lolan, LLC as the Company’s independent public accountants is not required by the Company’s Bylaws or other applicable legal requirements. However, the Audit Committee is submitting the selection of Castaing, Hussey & Lolan, LLC to the shareholders for ratification as a matter of good corporate practice. In the event shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees and Other Matters

Castaing, Hussey & Lolan, LLC provided audit services to the Company consisting of the annual audit of the Company’s 2004 and 2005 consolidated financial statements contained in the Company’s Annual Reports on Form 10-K and reviews of the financial statements contained in the Company’s Quarterly Reports on Form 10-Q for 2004 and 2005. Castaing, Hussey & Lolan, LLC did not provide any services related to the financial information systems design/implementation or internal audit outsourcing to the Company during 2004 and 2005.

The following table shows the aggregate fees billed to the Company for professional services by Castaing, Hussey & Lolan, LLC in fiscal years 2004 and 2005.

Fee Category	Fiscal Year 2005	% of Total	Fiscal Year 2004	% of Total
Audit Fees	$172,750	72%	$145,900	59%
Audit-related Fees	40,745	17	70,943	29
Tax Fees	23,456	10	28,190	11
All Other Fees	3,200	1	3,570	1

Total Fees	$240,151	100%	$248,603	100%

Audit Fees. These are fees related to professional services rendered in connection with the audit of the Company’s annual financial statements, reviews of the financial statements included in each of the Company’s Quarterly Reports on Form 10-Q, and accounting consultations that relate to the audited financial statements and are necessary to comply with generally accepted auditing standards.

Audit-related Fees. These fees consisted primarily of audits of employee benefit plans, specific internal control process reviews and consultations regarding accounting and financial reporting.

Tax Fees. These are fees billed for professional services related to tax compliance, tax advice and tax planning, including services provided in connection with assistance in the preparation and filing of tax returns.

All Other Fees. These are fees for all other permissible services that do not meet the above category descriptions.

Pre-approval Policy

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Castaing, Hussey & Lolan, LLC. The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. Pre-approved services for 2005 and 2004 included only those non-audit services described above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” RATIFICATION OF THE SELECTION OF CASTAING, HUSSEY & LOLAN, LLC AS INDEPENDENT AUDITORS OF THE COMPANY.

SHAREHOLDER PROPOSALS

Any proposal which a shareholder wishes to have included in the proxy materials relating to the next annual meeting of shareholders must be in compliance with Rule 14a-8 under the 1934 Act and received at the principal executive offices of the Company, 200 West Congress Street, Lafayette, Louisiana 70501, Attention: George J. Becker III, Secretary, no later than December 4, 2006. With respect to the 2007 annual meeting, if the Company is not provided notice of a shareholder proposal by December 4, 2006, it will not be included in the Company’s proxy statement and form of proxy.

Shareholder proposals which are not submitted for inclusion in the Company’s proxy materials may be brought before an annual meeting pursuant to Article 9D of the Company’s Articles of Incorporation, which provides that the shareholder must give timely notice thereof in writing to the Secretary of the Company, setting forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the Company’s books, of the shareholder proposing such business and, to the extent known, any other shareholders known by such shareholder to be supporting such proposal, (c) the class and number of shares of the Company’s capital stock which are beneficially owned by the shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such proposal on the date of such shareholder notice, and (d) any financial interest of the shareholder in such proposal (other than interests which all shareholders would have). To be timely with respect to the annual meeting of shareholders to be held in 2007, a shareholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company no later than 60 days prior to the anniversary date of the immediately preceding annual meeting of shareholders, or March 4, 2007. With respect to the 2007 annual meeting, if the Company does not receive a shareholder’s notice by such date, proxy holders will be allowed to use their discretionary authority to vote on such proposal without any discussion of the matter in the proxy statement.

In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder’s notice as described above.

OTHER MATTERS

Management is not aware of any business to come before the Meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the Meeting as to which proxies in the accompanying form confer discretionary authority, the persons named therein will vote such proxies as determined by a majority of the Board of Directors.

By Order of the Board of Directors

/s/ George J. Becker III
George J. Becker III
Secretary

Lafayette, Louisiana

April 3, 2006

Appendix E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

Commission File Number 0-25756

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	72-1280718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 West Congress Street Lafayette, Louisiana	70501
(Address of principal executive office)	(Zip Code)

(337) 521-4003

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Securities Exchange Act Rule 12b-2).

Large	Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

At October 31, 2006, the Registrant had 9,705,231 shares of common stock, $1.00 par value, which were issued and outstanding.

IBERIABANK CORPORATION AND SUBSIDIARY

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

IBERIABANK CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	(Unaudited)
	September 30, 2006	December 31, 2005
Assets
Cash and due from banks	$58,516	$66,697
Interest-bearing deposits in banks	12,550	60,103

Total cash and cash equivalents	71,066	126,800
Securities available for sale, at fair value	576,634	543,495
Securities held to maturity, fair values of $24,160 and $29,337, respectively	24,023	29,087
Mortgage loans held for sale	20,055	10,515
Loans, net of unearned income	2,173,484	1,918,516
Allowance for loan losses	(33,954)	(38,082)

Loans, net	2,139,530	1,880,434
Premises and equipment, net	68,231	55,010
Goodwill	93,167	93,167
Other assets	119,558	114,084

Total Assets	$3,112,264	$2,852,592

Liabilities
Deposits:
Noninterest-bearing	$348,023	$350,065
Interest-bearing	2,057,814	1,892,891

Total deposits	2,405,837	2,242,956
Short-term borrowings	169,327	68,849
Long-term debt	234,265	250,212
Other liabilities	22,576	27,006

Total Liabilities	2,832,005	2,589,023

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 25,000,000 shares authorized; 11,801,979 shares issued	11,802	11,802
Additional paid-in-capital	198,533	190,655
Retained earnings	168,169	150,107
Unearned compensation	(13,928)	(9,594)
Accumulated other comprehensive income	(6,335)	(5,629)
Treasury stock at cost - 2,104,248 and 2,253,167 shares, respectively	(77,982)	(73,772)

Total Shareholders’ Equity	280,259	263,569

Total Liabilities and Shareholders’ Equity	$3,112,264	$2,852,592

See Notes to Consolidated Financial Statements

IBERIABANK CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(dollars in thousands, except per share data)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2006	2005	2006	2005
Interest and Dividend Income
Loans, including fees	$35,537	$27,781	$96,689	$79,514
Mortgage loans held for sale, including fees	298	222	630	519
Investment securities:
Taxable interest	6,893	5,367	20,125	16,324
Tax-exempt interest	504	622	1,538	1,872
Other	413	528	2,044	1,284

Total interest and dividend income	43,645	34,520	121,026	99,513

Interest Expense
Deposits	15,236	9,789	41,218	26,005
Short-term borrowings	1,310	935	2,097	2,977
Long-term debt	3,173	2,754	8,609	7,666

Total interest expense	19,719	13,478	51,924	36,648

Net interest income	23,926	21,042	69,102	62,865
(Negative) Provision for loan losses	(2,389)	15,164	(3,856)	16,444

Net interest income after provision for loan losses	26,315	5,878	72,958	46,421

Noninterest Income
Service charges on deposit accounts	3,426	3,576	9,669	10,400
ATM/debit card fee income	857	633	2,516	1,933
Income from bank owned life insurance	524	510	1,548	1,471
Gain on sale of loans, net	420	864	1,206	1,971
Gain on sale of assets	62	10	89	262
Loss on sale of investments, net	(870)	—	(2,259)	(28)
Trading gains and settlements on swaps	1,252	—	1,252	—
Other income	1,604	1,047	4,779	3,458

Total noninterest income	7,275	6,640	18,800	19,467

Noninterest Expense
Salaries and employee benefits	11,477	7,995	30,487	24,466
Occupancy and equipment	2,414	2,145	7,045	6,068
Franchise and shares tax	790	811	2,464	2,401
Communication and delivery	841	765	2,376	2,348
Marketing and business development	411	340	1,444	1,439
Data processing	701	445	1,918	1,316
Printing, stationery and supplies	244	219	756	725
Amortization of acquisition intangibles	276	307	849	908
Professional services	511	646	1,563	1,785
Other expenses	1,926	2,100	5,267	6,039

Total noninterest expense	19,591	15,773	54,169	47,495

Income (Loss) before income tax expense	13,999	(3,255)	37,589	18,393
Income tax expense	4,120	(1,914)	10,809	4,306

Net Income (Loss)	$9,879	$(1,341)	$26,780	$14,087

Earnings (Loss) per share - basic	$1.06	$(0.15)	$2.87	$1.54

Earnings (Loss) per share - diluted	$0.99	$(0.15)	$2.70	$1.44

See Notes to Consolidated Financial Statements

IBERIABANK CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

(dollars in thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2004	$10,812	$136,841	$137,887	$(5,581)	$390	$(60,187)	$220,162
Comprehensive income:
Net income			14,087				14,087
Change in unrealized gain on securities available for sale, net of deferred taxes					(4,379)		(4,379)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					794		794

Total comprehensive income							10,502
Cash dividends declared, $0.72 per share			(6,909)				(6,909)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 139,145 shares		930				1,305	2,235
Common stock released by ESOP trust		519		104			623
Common stock issued for recognition and retention plan		3,250		(4,894)		1,644	—
Common stock issued for acquisition	990	46,945	(198)				47,737
Share-based compensation cost		202		1,084			1,286
Treasury stock acquired at cost, 365,488 shares						(17,504)	(17,504)

Balance, September 30, 2005	$11,802	$188,687	$144,867	$(9,287)	$(3,195)	$(74,742)	$258,132

Balance, December 31, 2005	$11,802	$190,655	$150,107	$(9,594)	$(5,629)	$(73,772)	$263,569
Comprehensive income:
Net income			26,780				26,780
Change in unrealized loss on securities available for sale, net of deferred taxes					(154)		(154)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(552)		(552)

Total comprehensive income							26,074
Cash dividends declared, $0.90 per share			(8,718)				(8,718)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 179,019 shares		2,754				2,302	5,056
Common stock issued for recognition and retention plan		4,766		(6,286)		1,520	—
Share-based compensation cost		358		1,952			2,310
Treasury stock acquired at cost, 138,253 shares						(8,032)	(8,032)

Balance, September 30, 2006	$11,802	$198,533	$168,169	$(13,928)	$(6,335)	$(77,982)	$280,259

See Notes to Consolidated Financial Statements

IBERIABANK CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(dollars in thousands)

	For The Nine Months Ended September 30,
	2006	2005
Cash Flows from Operating Activities
Net income	$26,780	$14,087

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,932	3,177
Provision for loan losses	(3,856)	16,444
Noncash compensation expense	2,310	1,815
Gain on sale of assets	(89)	(262)
Loss on sale of investments	2,263	28
Amortization of premium/discount on investments	119	1,525
Net change in loans held for sale	(9,540)	(7,472)
Cash retained from tax benefit associated with share-based payment arrangements	(2,213)	—
Other operating activities, net	952	(7,618)

Net Cash Provided by Operating Activities	20,658	21,724

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	56,040	5,149
Proceeds from maturities, prepayments and calls of securities available for sale	208,193	73,066
Purchases of securities available for sale	(308,855)	(69,089)
Proceeds from maturities, prepayments and calls of securities held to maturity	5,027	9,931
Increase in loans receivable, net	(257,802)	(34,424)
Proceeds from sale of premises and equipment	703	1,050
Purchases of premises and equipment	(16,959)	(7,718)
Proceeds from disposition of real estate owned	769	1,794
Cash received in excess of cash paid in acquisition	—	20,736
Other investing activities, net	(1,118)	505

Net Cash (Used in) Provided by Investing Activities	(314,002)	1,000

Cash Flows from Financing Activities
Increase in deposits	163,387	137,056
Net change in short-term borrowings	100,478	(93,249)
Proceeds from long-term debt	10,000	34,255
Repayments of long-term debt	(24,990)	(14,996)
Dividends paid to shareholders	(8,289)	(6,266)
Proceeds from sale of treasury stock for stock options exercised	2,843	952
Costs of issuance of common stock in acquisition	—	(6)
Payments to repurchase common stock	(8,032)	(17,504)
Cash retained from tax benefit associated with share-based payment arrangements	2,213	—

Net Cash Provided by Financing Activities	237,610	40,242

Net (Decrease) Increase In Cash and Cash Equivalents	(55,734)	62,966
Cash and Cash Equivalents at Beginning of Period	126,800	53,265

Cash and Cash Equivalents at End of Period	$71,066	$116,231

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$1,632	$1,428

Common stock issued in acquisition	$—	$47,743

Exercise of stock options with payment in company stock	$384	$1,516

2,359,854 shares issued in stock split, par value of shares issued	$—	$2,360

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$50,986	$36,900

Income taxes, net	$8,800	$5,029

See Notes to Consolidated Financial Statements

IBERIABANK CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

(unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These interim financial statements should be read in conjunction with the audited financial statements and note disclosures for the Company previously filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiary, IBERIABANK (the “Bank”), as well as all of the Bank’s subsidiaries, Iberia Financial Services LLC, Acadiana Holdings LLC, Jefferson Insurance Corporation, Finesco LLC and IBERIABANK Insurance Services LLC. All significant intercompany balances and transactions have been eliminated in consolidation. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state of Louisiana, including New Orleans, Baton Rouge, Shreveport, Northeast Louisiana, LaPlace, Houma, and the Acadiana and Northshore regions of Louisiana.

All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation.

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported shareholders’ equity or net income.

Note 2 – Proposed Mergers

On July 27, 2006, the Company announced the signing of a definitive merger agreement to acquire Pocahontas Bancorp, Inc. (“Pocahontas”), the holding company for First Community Bank of Jonesboro, Arkansas. The acquisition would extend the Company’s presence into Northeast Arkansas. According to the Agreement, Pocahontas shareholders will receive 0.2781 shares of IBERIABANK Corporation common stock per outstanding Pocahontas common stock share. Based on the closing price of IBERIABANK Corporation’s common stock on September 30, 2006, the transaction had an estimated total value of $79 million ($82 million assuming full conversion of stock options). At September 30, 2006, total assets of Pocahontas were approximately $740 million, including loans totaling $430 million, and total deposits were $560 million. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the transaction will be accounted for as a purchase and is expected to be consummated on or near January 1, 2007.

Pocahontas’ stock is traded on the NASDAQ Global Market under the symbol “PFSL”. At September 30, 2006, Pocahontas had 4,641,717 shares outstanding. Pocahontas shareholders are projected to control approximately 9% of the pro forma combined company, including the proposed merger described below.

On August 9, 2006, the Company announced the signing of a definitive merger agreement to acquire Pulaski Investment Corporation (“Pulaski”), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas. The acquisition would extend the Company’s presence into central Arkansas. According to the

Agreement, Pulaski shareholders will receive a fixed exchange of 0.2274 shares of IBERIABANK Corporation common stock per outstanding Pulaski share and a floating share exchange of $13.323 of IBERIABANK Corporation common stock for each Pulaski share based on the weighted average trading price of IBERIABANK Corporation common stock over the predetermined 15-day trading period ending one day before the effective date of the merger. Pulaski shareholders will also receive cash of $55 million, or $26.6464 for each outstanding share of Pulaski common stock. Based on the closing price of IBERIABANK Corporation’s common stock on September 30, 2006, the transaction had an estimated total value of approximately $130 million. At September 30, 2006, total assets of Pulaski were approximately $500 million, including loans totaling $350 million, and total deposits were $410 million. This transaction will also be accounted for as a purchase and is expected to be consummated on or near January 1, 2007.

At September 30, 2006, Pulaski had 2,439,356 shares outstanding. Pulaski shareholders are projected to control approximately 11% of the pro forma combined company.

In connection with the proposed merger with Pulaski, the Company has raised $15 million through a trust preferred securities (junior subordinated debt) offering which closed on October 31, 2006. The trust preferred securities were issued by a newly established subsidiary of the Company, IBERIABANK Statutory Trust IV, a Delaware statutory business trust. The trust preferred securities are expected to qualify as Tier I capital for regulatory purposes and will bear an interest rate equal to three-month LIBOR plus a specified percentage. The securities are redeemable by IBERIABANK Corporation in whole or in part after five years, or earlier under certain circumstances. The Company is also currently developing other avenues for raising additional funds to finance the cash portion of the Pulaski acquisition.

Note 3 – Accounting for Certain Derivative Transactions

IBERIABANK Corporation hedging policies permit the use of interest rate swaps to manage interest rate risk or to hedge specified assets and liabilities. IBERIABANK Corporation uses derivative instruments, primarily interest rate swaps, to manage interest rate risk on certain liabilities by hedging the cash flow variability associated with certain variable rate debt by converting the debt to fixed rates.

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with the junior subordinated debt. The Company had previously accounted for these swaps using hedge accounting as prescribed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under hedge accounting, changes in the fair value of the swaps were recorded in Shareholders’ Equity. At the time the Company entered into the interest rate swaps, it conducted a detailed analysis of the appropriate accounting method. The Company determined that based upon SFAS No. 133 guidance available at the time, the “short-cut” method was an appropriate accounting method because the terms of the interest rate swaps and the corresponding debt matched and, as a result, the Company assumed no ineffectiveness in the hedging relationships. In light of recent technical interpretations of SFAS No. 133, the Company has determined that the swaps do not qualify for hedge accounting under the short-cut method. Accordingly, the Company revised its method of accounting for the swaps, and changes in the fair value of these swaps are now recorded as noninterest income. The Company evaluated the impact of applying the change in fair value of these swaps compared to the short-cut method used under hedge accounting and concluded that the impact was not material to prior annual and quarterly periods. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1.3 million during the third quarter of 2006, which is included in Trading gains and settlements on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $271,000 ($176,000 after tax), relates to the first and second quarters of 2006 and $1,021,000 ($663,000 after tax) relates to periods prior to 2006. In addition, $0.4 million in net cash swap settlements since the beginning of 2006, which were previously reported in interest expense, were reported in noninterest income in the third quarter of 2006, which is included in Trading gains and settlements on swaps in the Consolidated Statements of Income. Going forward, earnings in future periods will include the increase or decrease in fair value of these derivative instruments.

Note 4 – Stock Split

In July 2005, the Board of Directors declared a five-for-four stock split in the form of a 25% stock dividend. The dividend was paid on August 15, 2005 to shareholders of record as of August 1, 2005. All share and per share amounts have been restated to reflect the stock split.

Note 5 – Earnings Per Share

For the three months ended September 30, 2006, basic earnings per share were based on 9,337,060 weighted average shares outstanding and diluted earnings per share were based on 9,932,163 weighted average shares outstanding. For the same period, the calculations for both basic and diluted shares outstanding exclude: (a) the weighted average shares owned by the Recognition and Retention Plan Trust (“RRP”) of 339,923; and (b) the weighted average shares purchased in Treasury Stock of 2,124,996.

For the nine months ended September 30, 2006, basic earnings per share were based on 9,327,976 weighted average shares outstanding and diluted earnings per share were based on 9,918,988 weighted average shares outstanding. For the same period, the calculations for both basic and diluted shares outstanding exclude: (a) the weighted average shares owned by the Recognition and Retention Plan Trust (“RRP”) of 330,922; and (b) the weighted average shares purchased in Treasury Stock of 2,143,082.

Note 6 – Share-based Compensation

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. See Note 15 of the Company’s consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for additional information related to these share-based compensation plans.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), Share-Based Payment (SFAS No. 123(R)) utilizing the modified prospective method. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants for the three or nine month periods ended September 30, 2005.

As a result of adopting SFAS No. 123(R), the Company’s net income for the three and nine months ended September 30, 2006 included $75,000 and $157,000, respectively, of compensation costs and $26,000 and $55,000, respectively, of income tax benefits related to stock options granted under share-based compensation arrangements. The impact on basic and diluted earnings per share was less than $0.01 for the third quarter and $0.01 for the nine month period ended September 30, 2006.

The Company reported $189,000 and $2.2 million of excess tax benefits as financing cash inflows during the three and nine months ended September 30, 2006, respectively, related to the exercise and vesting of share-based compensation grants. Since the Company selected the modified-prospective transition method, third quarter 2005 cash flows have not been restated. Net cash proceeds from the exercise of stock options were $624,000 and $2.8 million for the three and nine months ended September 30, 2006, respectively.

The following table illustrates the effect on operating results and per share information had the Company accounted for share-based compensation in accordance with SFAS No. 123(R) for the three and nine months ended September 30, 2005:

(dollars in thousands, except per share amounts)	For the Three Months Ended September 30, 2005	For the Nine Months Ended September 30, 2005
Net Income (Loss):
As reported	$(1,341)	$14,087
Deduct: Stock option compensation expense under the fair value method, net of related tax effect	(416)	(1,181)

Pro forma	$(1,757)	$12,906

Earnings (Loss) per share:
As reported - basic	$(0.15)	$1.54
diluted	$(0.15)	$1.44

Pro forma - basic	$(0.19)	$1.41
diluted	$(0.19)	$1.32

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Expected dividends	2.0%	2.0%	2.0%	2.0%
Expected volatility	24.75%	23.00%	24.77%	20.11%
Risk-free interest rate	4.8%	4.1%	4.7%	4.3%
Expected term (in years)	7.0	7.0	7.0	7.0
Weighted-average grant-date fair value	$16.59	$13.46	$16.53	$11.21

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At September 30, 2006, there was $2.1 million of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 6.8 years.

The following table represents stock option activity for the nine months ended September 30, 2006:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2005	1,550,961	$29.55
Granted	132,726	58.30
Exercised	(179,495)	17.09
Forfeited or expired	(2,500)	43.46

Outstanding options, September 30, 2006	1,501,692	$33.56	6.3 Years

Outstanding exercisable, September 30, 2006	1,368,966	$31.16	6.0 Years

Shares reserved for future stock option grants to employees and directors under existing plans were 475,677 at September 30, 2006. At September 30, 2006, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $41.2 and $40.9 million, respectively. Total intrinsic value of options exercised was $8.6 million for the nine months ended September 30, 2006.

The share-based compensation plans described in Note 15 in the consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned share-based compensation related to these awards is being amortized to compensation expense over the vesting period (generally three to seven years). The share-based compensation expense for these awards was determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted amortized over the vesting period. As of September 30, 2006, unearned share-based compensation associated with these awards totaled $13.9 million. Upon adoption of SFAS No. 123(R), the Company was required to change its policy from recognizing forfeitures as they occur to one where expense is recognized based on expectations of the awards that will vest over the requisite service period. This change had an immaterial cumulative effect on the Company’s results of operations.

The following table represents the compensation expense that was included in noninterest expense in the accompanying consolidated statements of income related to these restricted stock grants for the periods indicated below (in thousands):

	For the Nine Months Ended
	September 30, 2006	September 30, 2005
Compensation expense related to restricted stock	$2,153	$1,286

The following table represents restricted stock award activity for the nine months ended September 30, 2006 and 2005, respectively:

	For the Nine Months Ended
	September 30, 2006	September 30, 2005
Balance, beginning of year	287,773	214,013
Granted	112,252	105,607
Forfeited	(4,930)	(2,875)
Earned and issued	(52,882)	(36,967)

Balance, September 30, 2006 and 2005, respectively	342,213	279,778

Note 7 – Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Under these rules, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives. The Company performed its annual impairment tests as of October 1, 2006 and 2005. These tests indicated no impairment of the Company’s recorded goodwill. Management is not aware of any events or changes in circumstances since the impairment testing that would indicate that goodwill might be impaired.

There was no change in the carrying amount of goodwill for the three or nine months ended September 30, 2006.

The Company records purchase accounting intangible assets that consist of core deposit intangibles and mortgage servicing rights. The following table summarizes the Company’s purchase accounting intangible assets subject to amortization:

	September 30, 2006			September 30, 2005
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$10,282	$3,722	$6,560	$10,282	$2,574	$7,708
Mortgage servicing rights	313	298	15	313	256	57

Total	$10,595	$4,020	$6,575	$10,595	$2,830	$7,765

The amortization expense related to purchase accounting intangibles for the three months ended September 30, 2006 and 2005, was $284,000 and $321,000, respectively. The amortization expense of the purchase accounting intangibles for the nine months ended September 30, 2006 and 2005 was $878,000 and $954,000, respectively.

Note 8 – Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is currently evaluating the effect of the Statement on the Company’s results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in selected situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose either the amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 156 will not have a material impact on the Company’s financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The Interpretation also prescribes a recognition threshold and measurement attribute for recognition in financial statements of the recognition and measurement of a tax position taken in a tax return. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. This Statement is effective as of the beginning of the first fiscal year that begins after December 15, 2006. The Company anticipates that the adoption of FIN 48 will not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings, and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is still evaluating the effect the standard will have on its results of operations and financial condition.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion and analysis is to focus on significant changes in the financial condition and results of operations of the Company during the nine months ended September 30, 2006. This discussion and analysis highlights and supplements information contained elsewhere in this quarterly report on Form 10-Q, particularly the preceding consolidated financial statements and notes. This discussion and analysis should be read in conjunction with the Company’s 2005 Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

To the extent that statements in this Form 10-Q relate to future plans, objectives, financial results or performance of the Company, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. The Company’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. Factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk factors described in Item 1A of the Company’s 2005 Annual Report on Form 10-K and Part II, Item 1A of this Quarterly Report on Form 10-Q.

THIRD QUARTER OVERVIEW

During the third quarter of 2006, the Company earned $9.9 million, or $0.99 per share on a diluted basis. This represents an $11.2 million increase over the $1.3 million net loss reported in the third quarter of 2005. The net loss of $0.15 per diluted share in the third quarter of 2005 was primarily the result of a large loan loss provision taken as a result of the estimated losses from Hurricanes Katrina and Rita. Net income for the nine months ended September 30, 2006 totaled $26.8 million, up 90.1%, compared to the $14.1 million earned during the first nine months of 2005. Year-to-date comparatives are influenced, in part, by the acquisition of American Horizons Bancorp, Inc., the holding company for American Horizons Bank, of Monroe, Louisiana (“American Horizons”) on January 31, 2005. The key components of the Company’s performance are summarized below.

•	Total assets at September 30, 2006 were $3.1 billion, up $259.7 million, or 9.1%, from $2.9 billion at December 31, 2005. Shareholders’ equity increased by $16.7 million, or 6.3%, from $263.6 million at December 31, 2005 to $280.3 million at September 30, 2006.

•	Total loans at September 30, 2006 were $2.2 billion, an increase of $255.0 million, or 13.3%, from $1.9 billion at December 31, 2005. Commercial loans continue to drive this increase with year-to-date growth of over $200 million.

•	Total customer deposits increased $162.9 million, or 7.3%, from $2.2 billion at December 31, 2005 to $2.4 billion at September 30, 2006. This growth has been split between NOW accounts, savings and money market accounts and certificates of deposit.

•	Net interest income increased $2.9 million, or 13.7%, for the three months ended September 30, 2006, compared to the same period of 2005. For the nine months ended September 30, 2006, net interest income increased $6.2 million, or 9.9%, compared to the same period of 2005. These increases were largely attributable to increased volume. Net interest income also benefited from $1.4 million of interest income recorded during the third quarter of 2006 as a result of the acceleration of a discount recorded on an impaired credit originated by American Horizons. The corresponding net interest margin ratios on a tax-equivalent basis were 3.54% and 3.47% for the quarters ended September 30, 2006 and 2005, respectively. The accelerated discount increased the third quarter 2006 tax-equivalent net interest margin by 20 basis points.

•	Noninterest income increased $635,000, or 9.6%, for the third quarter of 2006 as compared to the same period of 2005. The increase was primarily driven by the inclusion of derivative gains on swaps and net cash settlements on derivative transactions. The Company also realized a 35% increase in ATM/debit card income and an 81% increase in broker dealer commissions compared to the third quarter of 2005. These increases were offset partially by a $0.9 million loss on the sale of $16 million in investment securities and a $444,000 reduction in gains on the sales of loans during the quarter. For the nine months ended September 30, 2006, noninterest income decreased $667,000, or 3.4%, compared to the same period of 2005.

•	Noninterest expense increased $3.8 million, or 24.2%, for the quarter ended September 30, 2006, as compared to the same quarter last year. This increase was primarily due to higher compensation as a result of strategic hiring over the past twelve months and an increased bonus accrual during the third quarter of 2006. For the nine months ended September 30, 2006, noninterest expense increased $6.7 million, or 14.1%, compared to the same period of 2005.

•	The Company’s credit quality remained exceptional during the third quarter of 2006. As a result of improvements in Hurricane Katrina-related credits and improving credit quality statistics, the Company recorded a negative provision for possible loan losses of $2.4 million during the third quarter of 2006, compared to a provision of $15.2 million for the third quarter of 2005. The $15.2 million provision for the third quarter of 2005 resulted primarily from the potential losses related to Hurricanes Katrina and Rita. Of the initial reserve for credits potentially impacted by Hurricane Katrina, approximately $9 million remains in the allowance for loan losses as of September 30, 2006. A total of $3.9 million in negative provision for possible loan losses was recorded for the first nine months of 2006, compared to a provision of $16.4 million for the same period of 2005. As of September 30, 2006, the allowance for loan losses as a percent of total loans was 1.56%, compared to 2.03% at September 30, 2005. Net charge-offs for the third quarter of 2006 were $76,000, or 0.01%, of average loans on an annualized basis, compared to $1.8 million, or 0.39%, a year earlier. The coverage of nonperforming assets by the allowance for loan losses was 5.70 times at the end of the third quarter of 2006, as compared to 6.31 times at December 31, 2005 and 7.00 times at September 30, 2005.

•	During the third quarter of 2006, the Company opened three full service branch offices in Slidell, Prairieville and Monroe, Louisiana. The Company has opened a total of nine new branch offices under the Company’s branch expansion initiative. The estimated net after-tax cost of the branch expansion initiative was $0.05 per diluted share in the third quarter of 2006.

•	In September 2006, the Company’s Board of Directors declared a quarterly cash dividend of $0.32 per common share, a 23% increase compared to the same quarter of 2005.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company’s primary source of income. Earning assets averaged $2.8 billion during the quarter ended September 30, 2006, an increase of $296.0 million, or 11.9%, from the year ended December 31, 2005. For the nine months ended September 30, 2006, average earning assets amounted to $2.7 billion, an increase of $252.0 million, or 10.2%, from the same period of 2005, and an increase of $234.8 million, or 9.5%, from the year ended December 31, 2005. Commercial loan growth was the primary driver of the quarterly and year-to-date increases.

Loans and Leases – The loan portfolio increased $255.0 million, or 13.3%, during the first nine months of 2006. Loan growth was primarily driven by commercial loans and private banking mortgages.

The Company’s loan to deposit ratios at September 30, 2006 and December 31, 2005 were 90.3% and 85.5%, respectively. The percentage of fixed rate loans within the total loan portfolio has increased slightly from 70% at the end of 2005 to 72% as of September 30, 2006. The following table sets forth the composition of the Company’s loan portfolio as of the dates indicated:

(dollars in thousands)	September 30, 2006	December 31, 2005	Increase/(Decrease)
			Amount	Percent
Residential mortgage loans:
Residential 1-4 family	$472,499	$430,111	$42,388	9.9%
Construction	38,336	30,611	7,725	25.2

Total residential mortgage loans	510,835	460,722	50,113	10.9
Commercial loans:
Real estate	680,300	545,868	134,432	24.6
Business	443,743	376,966	66,777	17.7

Total commercial loans	1,124,043	922,834	201,209	21.8
Consumer loans:
Indirect automobile	227,315	229,646	(2,331)	(1.0)
Home equity	233,304	230,363	2,941	1.3
Other	77,987	74,951	3,036	4.1

Total consumer loans	538,606	534,960	3,646	0.7

Total loans receivable	$2,173,484	$1,918,516	$254,968	13.3%

The Company remains focused on growing the commercial loan portfolio as evidenced by the increase in commercial loans during 2006 and over the past five years. The Company continues to add depth to its commercial lending team with the intention of growing this segment of the portfolio further.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company retains certain residential mortgage loans to high net worth individuals made through the private banking area. These mortgage loans traditionally have shorter durations, lower servicing costs and provide an opportunity to deepen client relationships.

The consumer loan portfolio was relatively unchanged during the third quarter because rising interest rates have prompted consumers to pay down home equity lines or refinance these lines into longer-term, fixed rate financing. The pay downs were largely offset by consumer loan originations during the period.

Investment Securities – The following table summarizes activity in the Company’s investment securities portfolio during the first nine months of 2006:

(dollars in thousands)	Available for Sale	Held to Maturity
Balance, December 31, 2005	$543,495	$29,087
Purchases	298,991	—
Sales	(57,340)	—
Principal maturities, prepayments and calls	(208,193)	(5,027)
Amortization of premiums and accretion of discounts	(82)	(37)
Decrease in market value	(237)	—

Balance, September 30, 2006	$576,634	$24,023

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and insight provided by industry analysts’ reports. As of September 30, 2006, management’s assessment concluded that no declines are deemed to be other than temporary.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank (“FHLB”) of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions decreased $47.6 million, or 79.1%, to $12.6 million at September 30, 2006, compared to $60.1 million at December 31, 2005.

Mortgage Loans Held for Sale – Loans held for sale increased $9.5 million, or 90.7%, to $20.1 million at September 30, 2006, compared to $10.5 million at December 31, 2005. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies.

Asset Quality and Allowance for Loan Losses

The Company determines its allowance for loan losses in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan-an Amendment of FASB Statements No. 5 and 15 and SFAS No. 5, Accounting for Contingencies. For a detailed description of the Company’s process for determining the amount of the allowance for loan losses, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Due to the devastation caused by Hurricanes Katrina and Rita in August and September 2005, the Company performed an extensive review of the loan portfolios impacted by these storms. As a result of this review, the Company recorded a hurricane-related loan loss provision of $14.4 million in the third quarter of 2005. Since establishing the Katrina/Rita provision, the Company has continued to update its assessment based on additional information received from borrowers, insurance carriers, government agencies and others. During the second quarter of 2006, the Company determined a significant portion of the reserve for loans associated with Hurricane Rita was no longer required. As a result of this determination and continued exceptional asset quality of the loan portfolio not affected by the hurricanes, the Company recorded a $1.9 million negative loan loss provision in the second quarter of 2006. During the third quarter of 2006, the Company recorded a $2.4 million negative loan loss provision as a result of improvements in Hurricane Katrina-related credits and the Company’s favorable asset quality position. Also due to the improvements in Katrina-related credits, a portion of the Katrina reserve has been reallocated to the Company’s general loan loss reserve during the year. Due to significant uncertainties in the New Orleans market, including open concerns about insurance, flood maps, how much of the City of New Orleans will be rebuilt, and the City’s vulnerability through the current hurricane season, the allowance for loan losses includes approximately $9 million associated with Hurricane Katrina-related credits as of September 30, 2006.

Actual default and loss rates may differ materially from levels assumed by the Company.

The following table presents the activity in the allowance for loan losses during the first nine months of 2006:

(dollars in thousands)	Amount
Balance, December 31, 2005	$38,082
(Negative) provision charged to operations	(3,856)
Loans charged off	(2,031)
Recoveries	1,759

Balance, September 30, 2006	$33,954

Nonperforming assets, defined as nonaccrual loans, accruing loans past due 90 days or more and foreclosed property, amounted to $6.0 million, or 0.19% of total assets at September 30, 2006, compared to $6.0 million, or 0.21% of total assets at December 31, 2005. The allowance for loan losses amounted to $34.0 million, or 1.56% of total loans and 710.8% of total nonperforming loans at September 30, 2006, compared to 1.98% and 659.3%, respectively, at December 31, 2005. The following table sets forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 days or more, as of the dates indicated:

(dollars in thousands)	September 30, 2006	December 31, 2005
Nonaccrual loans:
Commercial, financial and agricultural	$971	$2,377
Mortgage	508	384
Loans to individuals	1,425	2,012

Total nonaccrual loans	2,904	4,773
Accruing loans 90 days or more past due	1,873	1,003

Total nonperforming loans (1)	4,777	5,776
Foreclosed property	1,177	257

Total nonperforming assets (1)	5,954	6,033
Performing troubled debt restructurings	—	—

Total nonperforming assets and troubled debt restructurings (1)	$5,954	$6,033

Nonperforming loans to total loans (1)	0.22%	0.30%
Nonperforming assets to total assets (1)	0.19%	0.21%
Allowance for loan losses to nonperforming loans (1)	710.8%	659.3%
Allowance for loan losses to total loans	1.56%	1.98%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.

The percentage of nonperforming assets to total loans decreased slightly from 0.31% at the end of 2005 to 0.27% at September 30, 2006, primarily due to a $587,000, or 29.2%, decrease in nonaccrual loans to individuals and $1.4 million, or 59.2%, decrease in commercial nonaccrual loans. Nonperforming asset balances decreased by $79,000, or 1.3%, since the end of 2005. Decreases in nonaccrual loans were partially offset by a $920,000, or 358% increase in foreclosed property. Net charge-offs for the third quarter of 2006 were $76,000, or 0.01% of average loans on an annualized basis, as compared to $1.8 million, or 0.39% for the same quarter last year.

Other Assets

The following table details the changes in other asset balances during the first nine months of 2006:

(dollars in thousands)	September 30, 2006	December 31, 2005	Increase/(Decrease)
			Amount	Percent
Cash and due from banks	$58,516	$66,697	$(8,181)	(12.3)%
Premises and equipment	68,231	55,010	13,221	24.0
Goodwill	93,167	93,167	—	—
Bank-owned life insurance	46,168	44,620	1,548	3.5
Other	73,390	69,464	3,926	5.7

Total other assets	$339,472	$328,958	$10,514	3.2%

The $8.2 million decrease in cash and due from banks is the result of loan fundings. Loan growth has exceeded deposit growth by $92.1 million year to date.

The $13.2 million increase in premises and equipment is primarily the result of land, building and equipment purchases associated with the Company’s branch expansion initiative.

The $3.9 million increase in other assets is primarily a result of an increase of $1.6 million in FHLB stock, as well as a $1.4 million increase in the fair market value of derivative contracts.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during the first nine months of the year.

Deposits – Total end of period deposits increased $162.9 million, or 7.3%, to $2.4 billion at September 30, 2006, compared to $2.2 billion at December 31, 2005. The following table sets forth the composition of the Company’s deposits at the dates indicated:

(dollars in thousands)	September 30, 2006	December 31, 2005	Increase/(Decrease)
			Amount	Percent
Noninterest-bearing DDA	$348,023	$350,065	$(2,042)	(0.6)%
NOW accounts	632,273	575,379	56,894	9.9
Savings and money market accounts	613,938	554,731	59,207	10.7
Certificates of deposit	811,603	762,781	48,822	6.4

Total deposits	$2,405,837	$2,242,956	$162,881	7.3%

The Company has experienced strong deposit growth over the past year primarily as a result of several factors, including increased economic activity in the region due to the recovery from Hurricanes Katrina and Rita, higher deposit rates and new branch locations.

Short-term Borrowings – Short-term borrowings increased $100.5 million, or 145.9%, to $169.3 million at September 30, 2006, compared to $68.8 million at December 31, 2005. This resulted from loan growth exceeding deposit growth. The Company’s short-term borrowings at September 30, 2006 were comprised of $80.5 million in FHLB of Dallas advances with maturities of one month or less and $88.8 million of securities sold under agreements to repurchase. The average rates paid on short-term borrowings were 3.66% and 2.74% for the quarters ended September 30, 2006 and 2005, respectively.

Long-term Borrowings – Long-term borrowings decreased $15.9 million, or 6.4%, to $234.3 million at September 30, 2006, compared to $250.2 million at December 31, 2005. At September 30, 2006, the Company’s long-term borrowings were comprised of $197.0 million of fixed and variable rate advances from the FHLB of Dallas and $37.2 million in junior subordinated debt. The average rates paid on long-term borrowings were 5.22% and 4.18% for the quarters ended September 30, 2006 and 2005, respectively.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At September 30, 2006, shareholders’ equity totaled $280.3 million, an increase of $16.7 million, or 6.3%, compared to $263.6 million at December 31, 2005. The following table details the changes in shareholders’ equity during the first nine months of 2006:

(dollars in thousands)	Amount
Balance, December 31, 2005	$263,569
Net income	26,780
Share-based compensation cost	2,310
Sale of treasury stock for stock options exercised	5,056
Cash dividends declared	(8,718)
Repurchases of common stock placed into treasury	(8,032)
Decrease in other comprehensive income	(706)

Balance, September 30, 2006	$280,259

Stock repurchases generally are effected through open market purchases, and may be made through unsolicited negotiated transactions. The Company did not repurchase any shares of its Common Stock during the quarter ended September 30, 2006. Approximately 17,000 shares may still be purchased under the currently authorized plan.

RESULTS OF OPERATIONS

Net income for the third quarter of 2006 totaled $9.9 million, compared to a net loss of $1.3 million during the third quarter of 2005, an increase of $11.2 million. For the nine months ended September 30, 2006, the Company reported net income of $26.8 million, compared to $14.1 million earned during the same period of 2005, an increase of $12.7 million, or 90.1%.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets.

Net interest income increased $2.9 million, or 13.7%, to $23.9 million for the three months ended September 30, 2006, compared to $21.0 million for the three months ended September 30, 2005. The increase was due to a $9.1 million, or 26.4%, increase in interest income, which was partially offset by a $6.2 million, or 46.3%, increase in interest expense. The increase in net interest income was the result of a $278.8 million, or 11.2%, increase in the average balance of earning assets, which was partially offset by a $226.5 million, or 10.4%, increase in the average balance of interest-bearing liabilities. The yield on average earnings assets increased 74 basis points during this period from 5.61% to 6.35%, while the rate on average interest-bearing liabilities increased 79 basis points over the same period from 2.46% to 3.25%. Net interest income was aided by $1.4 million in additional interest income due to the accelerated accretion of a discount recorded on an impaired loan in accordance with AICPA Statement of Position 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3). The loan, which was acquired via the American Horizons merger, was refinanced by another financial institution during the third quarter of 2006. Prior to the refinancing of the loan, the Company was accreting the discount into interest income over the remaining life of the loan using the interest method.

For the nine months ended September 30, 2006, net interest income increased $6.2 million, or 9.9%, to $69.1 million, compared to $62.9 million for the first nine months of 2005. The increase was due to a $21.5 million, or 21.6%, increase in interest income, which was partially offset by a $15.3 million, or 41.7%, increase in interest expense. The increase in net interest income was the result of a $252.0 million, or 10.2%, increase in the average balance of earning assets, which was partially offset by a $184.3 million, or 8.6%, increase in the average balance of interest-bearing liabilities. The yield on average earnings assets increased 54 basis points during this period, while the rate on average interest-bearing liabilities increased 69 basis points over the same period.

The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.10% during the three months ended September 30, 2006, compared to 3.15% for the comparable period in 2005. For the nine months ended September 30, 2006 and 2005, the average interest rate spread was 3.09% and 3.24%, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.54% and 3.47%, for the three months ended September 30, 2006 and 2005, respectively. For the nine months ended September 30, 2006 and 2005, the net interest margin on a taxable equivalent (TE) basis was 3.50% and 3.52%, respectively. The declines in net interest spread and net interest margin for the year are primarily attributable to the increases in average yield on NOW accounts and CDs, offset, to a limited extent, by an increasing average yield on earning assets, primarily commercial and consumer loans that are tied to floating rate indices. The accelerated accretion discussed above increased the tax-equivalent net interest margin by 20 and 7 basis points for the three and nine months ended September 30, 2006, respectively. The change in accounting for certain derivative instruments discussed in Note 3 decreased the tax equivalent net interest margin by 5 and 2 basis points for the three and nine months ended September 30, 2006, respectively

As of September 30, 2006, the Company’s interest rate risk model indicated that the Company remained essentially neutral in terms of interest rate sensitivity. However, management believes competitive deposit pricing pressures may make the Company slightly more liability sensitive than indicated by the model. Based on the Company’s interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	(1.8)%
+100	(0.9)
-100	1.9
-200	0.6

The impact of a flattening yield curve, as anticipated in the forward curve as of September 30, 2006, would approximate a 2.0% decrease in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The Company continues to monitor investment opportunities and weigh the associated risk/return. Volume increases in earning assets and improvements in the mix of earning assets and interest-bearing liabilities are expected to improve net interest income, but may negatively impact the net interest margin ratio.

As part of its activities to manage interest rate risk, the Company has engaged in interest rate swap transactions, which are a form of derivative financial instrument, to modify the net interest sensitivity to levels deemed to be appropriate. At September 30, 2006, the Company had interest rate swaps in the notional amount of approximately $128.7 million. In addition to using derivative instruments as an interest rate risk management tool, the Company also enters into derivative instruments to help its commercial customers manage their exposure to interest rate fluctuations. To mitigate the interest rate risk associated with these customer contracts, the Company enters into offsetting derivative contract positions. The Company manages its credit risk, or potential risk of default by its commercial customers, through credit limit approval and monitoring procedures. Both the derivative contracts entered into with its customers and the offsetting derivative positions are recorded at their estimated fair value. At September 30, 2006, the Company had $36.9 million notional amount of interest rate contracts with corporate customers and $36.9 million notional amount of offsetting interest rate contracts with other financial institutions to mitigate the Company’s rate exposure on its corporate customers’ contracts.

The following table presents average balance sheets, net interest income and average interest rates for the three and nine month periods ended September 30, 2006 and 2005.

Average Balances, Net Interest Income and Interest Yields / Rates

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect of the adjustments is included in nonearning assets. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

	Three Months Ended September 30,						Nine Months Ended September 30,
	2006			2005			2006			2005
(dollars in thousands)	Average Balance	Interest	Average Yield/ Rate (1)	Average Balance	Interest	Average Yield/ Rate (1)	Average Balance	Interest	Average Yield/ Rate (1)	Average Balance	Interest	Average Yield/ Rate (1)
Earning assets:
Loans receivable:
Mortgage loans	$497,266	$6,997	5.63%	$443,644	$5,973	5.39%	$477,181	$19,751	5.52%	$433,568	$17,391	5.35%
Commercial loans (TE) (2)	1,055,086	18,716	7.17%	862,834	12,323	5.81%	995,131	48,557	6.67%	850,346	34,959	5.64%
Consumer and other loans	536,998	9,824	7.26%	548,473	9,485	6.86%	531,936	28,381	7.13%	537,325	27,164	6.76%

Total loans	2,089,350	35,537	6.83%	1,854,951	27,781	6.02%	2,004,248	96,689	6.52%	1,821,239	79,514	5.90%
Mortgage loans held for sale	17,166	298	6.94%	15,621	222	5.68%	12,836	630	6.55%	12,825	519	5.40%
Investment securities (TE) (2)(3)	634,941	7,397	4.82%	571,725	5,989	4.42%	638,253	21,663	4.70%	578,080	18,196	4.43%
Other earning assets	32,093	413	5.10%	52,421	528	3.99%	56,970	2,044	4.80%	48,213	1,284	3.56%

Total earning assets	2,773,550	43,645	6.35%	2,494,718	34,520	5.61%	2,712,307	121,026	6.05%	2,460,357	99,513	5.51%

Allowance for loan losses	(35,642)			(25,184)			(37,470)			(24,484)
Nonearning assets	284,499			268,824			286,495			260,856

Total assets	$3,022,407			$2,738,358			$2,961,332			$2,696,729

Interest-bearing liabilities:
Deposits:
NOW accounts	$626,580	$4,204	2.66%	$542,518	$2,410	1.76%	$625,418	$11,312	2.42%	$559,124	$6,701	1.60%
Savings and money market accounts	590,385	3,177	2.14%	501,449	1,820	1.44%	581,712	8,186	1.88%	465,805	4,190	1.20%
Certificates of deposit	801,504	7,855	3.89%	734,369	5,559	3.00%	791,809	21,720	3.67%	720,692	15,114	2.80%

Total interest-bearing deposits	2,018,469	15,236	2.99%	1,778,336	9,789	2.18%	1,998,939	41,218	2.76%	1,745,621	26,005	1.99%
Short-term borrowings	140,043	1,310	3.66%	133,688	935	2.74%	95,935	2,097	2.88%	165,522	2,977	2.37%
Long-term debt	238,058	3,173	5.22%	258,090	2,754	4.18%	242,884	8,609	4.67%	242,364	7,666	4.17%

Total interest-bearing liabilities	2,396,570	19,719	3.25%	2,170,114	13,478	2.46%	2,337,758	51,924	2.96%	2,153,507	36,648	2.27%

Noninterest-bearing demand deposits	334,453			286,959			334,106			266,059
Noninterest-bearing liabilities	17,240			14,693			18,955			15,343

Total liabilities	2,748,263			2,471,766			2,690,819			2,434,909
Shareholders’ equity	274,144			266,592			270,513			261,820

Total liabilities and shareholders’ equity	$3,022,407			$2,738,358			$2,961,332			$2,696,729

Net earning assets	$376,980			$324,604			$374,549			$306,850

Ratio of earning assets to interest-bearing liabilities	115.73%			114.96%			116.02%			114.25%

Net Interest Spread		$23,926	3.10%		$21,042	3.15%		$69,102	3.09%		$62,865	3.24%

Tax-equivalent Benefit			0.13%			0.13%			0.13%			0.13%

Net Interest Income (TE) / Net Interest Margin (TE) (1)		$24,810	3.54%		$21,870	3.47%		$71,677	3.50%		$65,286	3.52%

(1)	Annualized.
(2)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(3)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

Provision For Loan Losses – Management of the Company assesses the allowance for loan losses quarterly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting adjustments associated with loans acquired in mergers.

As a result of reduced risk associated with borrowers impacted by Hurricane Katrina and strong asset quality statistics, the Company recorded a negative provision for loan losses of $2.4 million during the quarter ended September 30, 2006, compared to a provision of $15.2 million for the same period in 2005. For the nine months ended September 30, 2006, the provision for loan losses was a negative $3.9 million compared to $16.4 million for the first nine months of 2005. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased from 1.98% at December 31, 2005, to 1.56% at September 30, 2006. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 2.03% as of September 30, 2005.

Noninterest Income – The Company’s total noninterest income was $7.3 million for the three months ended September 30, 2006, $635,000, or 9.6%, higher than the $6.7 million earned for the same period in 2005. For the nine months ended September 30, 2006, total noninterest income decreased $667,000, or 3.4%, from $19.5 million to $18.8 million compared to the nine months ended September 30, 2005. The following table illustrates the changes in each significant component of noninterest income:

	Three Months Ended September 30,		Percent Increase (Decrease)	Nine Months Ended September 30,		Percent Increase (Decrease)
(dollars in thousands)	2006	2005		2006	2005
Service charges on deposit accounts	$3,426	$3,576	(4.2)%	$9,669	$10,400	(7.0)%
ATM/debit card fee income	857	633	35.4	2,516	1,933	30.2
Income from bank owned life insurance	524	510	2.7	1,548	1,471	5.2
Gain on sale of loans, net	420	864	(51.4)	1,206	1,971	(38.8)
Gain (loss) on sale of assets	62	10	520.0	89	262	(66.0)
Loss on sale of investments, net	(870)	—	—	(2,259)	(28)	(7,967.9)
Trading gains and settlements on swaps	1,252	—	—	1,252	—	—
Other income	1,604	1,047	53.2	4,779	3,458	38.2

Total noninterest income	$7,275	$6,640	9.6%	$18,800	$19,467	(3.4)%

Service charges on deposit accounts decreased $150,000 for the third quarter and $731,000 for the first nine months of 2006 primarily due to customer migration to lower fee accounts and reduced overdraft and account analysis fees.

ATM/debit card fee income increased $224,000 for the third quarter and $583,000 for the first nine months of 2006 resulting from increased usage and an expanded cardholder base.

Gain on sale of loans decreased $444,000 for the third quarter and $765,000 for the first nine months of 2006. The third quarter of 2005 included the sale of $3.7 million of nonperforming loans to a third party resulting in an aggregate gain of $290,000. The remaining decrease in 2006 results from reduced demand for new mortgage loans and refinancings and associated sales of these loans into the secondary market.

Gain on sale of assets increased $52,000 for the third quarter and decreased $173,000 for the first nine months of 2006. 2005 asset sale gains included the sale of a branch in the New Orleans market during the second quarter.

Loss on sale of investments increased $0.9 million for the third quarter and $2.2 million for the first nine months of 2006. The quarterly loss resulted from the sale of $16 million in investment securities in September 2006. The investment securities sold had a weighted average yield of 3.89%. Subsequent to this sale, investment securities with approximately similar durations were purchased yielding an average of 5.49%. A similar sale was completed in the second quarter of 2006, as the Company recorded a $1.4 million loss on the sale of $42.0 million in securities.

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with junior subordinated debt. The Company had previously accounted for these swaps using hedge accounting as prescribed by SFAS No. 133. In light of recent technical interpretations of SFAS 133, the Company has determined that the swaps do not qualify for hedge accounting under the short-cut method. Accordingly, the Company revised its method of accounting for the swaps and changes in the fair value of these swaps are now recorded as noninterest income. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1.3 million during the third quarter, which was partially offset by a decline in the fair value of the swaps during the third quarter. In addition, $0.4 million in net cash swap settlements since the beginning of 2006, which was previously reported in interest expense, is reported in noninterest income in the third quarter of 2006. The effect of this change decreased the tax-equivalent net interest margin by five basis points in the third quarter of 2006 and two basis points for the nine months ended September 30, 2006.

Other noninterest income increased $557,000 for the third quarter and $1.3 million for the first nine months of 2006. The increases were primarily due to rising broker dealer commissions.

Noninterest Expense - The Company’s total noninterest expense was $19.6 million for the three months ended September 30, 2006, $3.8 million, or 24.2%, higher than the $15.8 million expense incurred for the same period in 2005. Noninterest expense increased $6.7 million, or 14.1%, for the nine months ended September 30, 2006, to $54.2 million, compared to $47.5 million for the nine months ended September 30, 2005. The following table illustrates the changes in each significant component of noninterest expense:

	Three Months Ended September 30,		Percent Increase (Decrease)	Nine Months Ended September 30,		Percent Increase (Decrease)
(dollars in thousands)	2006	2005		2006	2005
Salaries and employee benefits	$11,477	$7,995	43.6%	$30,487	$24,466	24.6%
Occupancy and equipment	2,414	2,145	12.5	7,045	6,068	16.1
Franchise and shares tax	790	811	(2.6)	2,464	2,401	2.6
Communication and delivery	841	765	9.9	2,376	2,348	1.2
Marketing and business development	411	340	20.9	1,444	1,439	0.3
Data processing	701	445	57.5	1,918	1,316	45.7
Printing, stationery and supplies	244	219	13.5	756	725	4.3
Amortization of acquisition intangibles	276	307	11.4	849	908	(6.5)
Professional services	511	646	(20.9)	1,563	1,785	(12.4)
Other expenses	1,926	2,100	(8.3)	5,267	6,039	(12.8)

Total noninterest expense	$19,591	$15,773	24.2%	$54,169	$47,495	14.1%

Salaries and employee benefits increased $3.5 million for the third quarter and $6.0 million for the first nine months of 2006 due to higher compensation expense as a result of hiring associated with the Company’s branch expansion initiative and other strategic hires during 2006. The Company also increased its employee bonus accrual during the third quarter of 2006.

Occupancy and equipment increased $269,000 for the third quarter and $977,000 for the first nine months of 2006 primarily due to the branch expansion initiative. Communication and delivery also increased, in part, due to the branch expansion initiative and communication upgrades.

Data processing increased $256,000 for the third quarter and $602,000 for the first nine months of 2006 primarily due to increased computer hardware and software maintenance costs as the Company continues to expand the franchise, invest in leading edge technologies to serve the needs of customers and employees and enhance data redundancy processes.

Other noninterest expenses decreased $174,000 for the third quarter and $772,000 for the first nine months of 2006. The decrease primarily relates to $346,000 of hurricane-specific expenses recorded in 2005. However, this decrease was offset by slight increases in travel expenses as a result of merger-related work. The nine month period ended September 30, 2005 includes $650,000 of one-time expenses associated with the integration and conversion of American Horizons; hence, the decrease in 2006.

Income Tax Expense – Income tax expense increased $6.0 million for the three months ended September 30, 2006, primarily due to the net loss in the third quarter of 2005. For the nine months ended September 30, 2006, income tax expense increased $6.5 million, or 151.0%, to $10.8 million, compared to $4.3 million for the nine months ended September 30, 2005. The increase in income tax expense was principally due to the increase in pre-tax earnings.

The effective tax rates for the nine months ended September 30, 2006 and 2005 were 28.8% and 23.4%, respectively. The decrease in the Company’s effective tax rate for 2005 is attributable to the effect of the third quarter net loss.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at September 30, 2006 totaled $558.6 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company, including those obtained through acquisitions. Additionally, the majority of the investment securities portfolio is classified by the Company as available-for-sale, which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loans and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At September 30, 2006, the Company had $274.2 million of outstanding advances from the FHLB of Dallas. Additional advances available from the FHLB at September 30, 2006 were $347.4 million. The Company and the Bank also have various funding arrangements with commercial banks providing up to $75 million in the form of federal funds and other lines of credit. At September 30, 2006, the Company had no balance outstanding on these lines and all of the funding was available to the Company. In addition, the Company issued junior subordinated debt totaling $37.2 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt.

The Company has been able to generate sufficient cash through its deposits as well as borrowings and anticipates it will continue to have sufficient funds to meet its liquidity requirements. At September 30, 2006, the total approved unfunded loan commitments outstanding amounted to $27.4 million. At the same time, commitments under unused lines of credit, including credit card lines, amounted to $530.0 million.

At September 30, 2006, the Company and the Bank had regulatory capital that was in excess of regulatory requirements. The following table details the Company’s actual levels and current requirements as of September 30, 2006:

	Actual Capital		Required Capital
(dollars in thousands)	Amount	Percent	Amount	Percent
Tier 1 Leverage	$222,972	7.63%	$116,907	4.00%
Tier 1 Risk-based	$222,972	10.16%	$87,810	4.00%
Total Risk-based	$250,493	11.41%	$175,620	8.00%

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are presented at December 31, 2005 in Item 7A of the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2006. Additional information at September 30, 2006 is included herein under Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 4. Controls and Procedures

An evaluation of the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2006, was carried out under the supervision, and with the participation of, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”).

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosures. Disclosure controls include review of internal controls that are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported. There was no significant change in the Company’s internal controls over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

Any control system, no matter how well conceived and operated, can provide only reasonable assurance that its objectives are achieved. The design of a control system inherently has limitations, including the controls’ cost relative to their benefits. Additionally, controls can be circumvented. No cost-effective control system can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

Not Applicable

Item 1A. Risk Factors

There have been no material changes in the risk factors disclosed by the Company in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2006.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Information regarding purchases of equity securities is included herein under Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item 3. Defaults Upon Senior Securities

Not Applicable

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable

Item 5. Other Information

Effective October 1, 2006, the Compensation Committee of the Board of Directors of the Company approved salary increases for certain executive officers of the Company as follows:

Executive Officer	Previous Annual Salary	New Annual Salary
Michael J. Brown	$236,500	$285,000
John R. Davis	$236,500	$285,000
Anthony J. Restel	$155,000	$195,000

Item 6. Exhibits

Exhibit No. 31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No. 31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No. 32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No. 32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERIABANK Corporation

Date: November 9, 2006	By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

Date: November 9, 2006	By:	/s/ Anthony J. Restel
Anthony J. Restel
Executive Vice President and Chief Financial Officer

Date: November 9, 2006	By:	/s/ Joseph B. Zanco
Joseph B. Zanco
Executive Vice President and Corporate Controller and Principal Accounting Officer

EXHIBIT 31.1

CERTIFICATIONS

SECTION 302 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Daryl G. Byrd, President and Chief Executive Officer of IBERIABANK Corporation, certify that:

1. I have reviewed this quarterly report on Form 10-Q of IBERIABANK Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 9, 2006	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Anthony J. Restel, Executive Vice President and Chief Financial Officer of IBERIABANK Corporation, certify that:

1. I have reviewed this quarterly report on Form 10-Q of IBERIABANK Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 9, 2006	/s/ Anthony J. Restel
Anthony J. Restel
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of IBERIABANK Corporation (the “Company”) on Form 10-Q for the period ended September 30, 2006 (the “Report”), I, Daryl G. Byrd, President and Chief Executive Officer of the Company, certify that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

November 9, 2006

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of IBERIABANK Corporation (the “Company”) on Form 10-Q for the period ended September 30, 2006 (the “Report”), I, Anthony J. Restel, Executive Vice President and Chief Financial Officer of the Company, certify that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Anthony J. Restel
Anthony J. Restel
Executive Vice President and Chief Financial Officer

November 9, 2006

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Appendix F

ARKANSAS CODE OF 1987 ANNOTATED

TITLE 4. BUSINESS AND COMMERCIAL LAW

SUBTITLE 3. CORPORATIONS AND ASSOCIATIONS

CHAPTER 27. BUSINESS CORPORATION ACT OF 1987

SUBCHAPTER 13. DISSENTERS’ RIGHTS

PART A: RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

§ 4-27-1301. Definitions

In this subchapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 4-27-1302 and who exercises that right when and in the manner required by § § 4-27-1320 — 4-27-1328.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

§ 4-27-1302. Right of dissent

(a) A shareholder is entitled to dissent from and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 4-27-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under § 4-27-1104;

(2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 4-27-604; or

(5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this subchapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 4-27-1303. Dissent by nominees and beneficial owners

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§ § 4-27-1304 — 4-27-1319. [Reserved.]

§ 4-27-1320. Notice of dissenters’ rights

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under § 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 4-27-1322.

§ 4-27-1321. Notice of intent to demand payment

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.

§ 4-27-1322. Dissenters’ notice

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 4-27-1321.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was taken, and must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and

(5) be accompanied by a copy of this subchapter.

§ 4-27-1323. Duty to demand payment

(a) A shareholder sent a dissenters’ notice described in § 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this subchapter.

§ 4-27-1324. Share restrictions

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under § 4-27-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

§ 4-27-1325. Payment

(a) Except as provided in § 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with § 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand payment under § 4-27-1328; and

(5) a copy of this subchapter.

§ 4-27-1326. Failure to take action

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under § 4-27-1322 and repeat the payment demand procedure.

§ 4-27-1327. After-acquired shares

(a) A corporation may elect to withhold payment required by § 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 4-27-1328.

§ 4-27-1328. Procedure if shareholder dissatisfied with payment or offer

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 4-27-1325), or reject the corporation’s offer under § 4-27-1327 and demand payment of the fair value of his shares and interest due, if:

(1) the dissenter believes that the amount paid under § 4-27-1325 or offered under § 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) the corporation fails to make payment under § 4-27-1325 within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

§ 4-27-1329. [Reserved.]

§ 4-27-1330. Court action

(a) If a demand for payment under § 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 4-27-1327.

§ 4-27-1331. Court costs and counsel fees

(a) The court in an appraisal proceeding commenced under § 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 4-27-1328.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of § § 4-27-1320 — 4-27-1328; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 83 of the Louisiana Business Corporation Law (the “LBCL”) gives Louisiana corporations broad powers to indemnify their present and former directors, officers, agents and employees and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are, or might be, made parties by reason of being, or having been, such directors, officers, agents or employees; subject to specific conditions and exclusions, gives a director, officer, agent or employee who successfully defends an action the right to be so indemnified, and in some cases permits even those who unsuccessfully defend actions to be so indemnified; and authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, authorization of shareholders or otherwise.

In accordance with LBCL, Article 8 of our Articles of Incorporation provides as follows:

Article 8. Personal Liability, Indemnification, Advancement of Expenses and Other Rights of Officers, Directors, Employees and Agents.

A. Personal Liability of Directors and Officers. A director or officer of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited.

B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Louisiana law.

C. Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending an action, suit or proceeding described in Section B of this Article 8 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized by the board of directors (without regard to whether participating members thereof are parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, insurance or other agreement, vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

E. Insurance. The Corporation shall have the power to purchase and maintain insurance or other similar arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 8.

F. Security Fund. Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 8.

G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 8 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 8, and no amendment or termination of any trust or other fund or form of self-insurance arrangement created pursuant to Section F of this Article 8, shall alter to the detriment of such person the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 8, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.

The foregoing discussion of our Articles of Incorporation and the LBCL is not intended to be exhaustive and is qualified in its entirety by our Articles of Incorporation and the LBCL, respectively.

We have entered into indemnification agreements with three of our executive officers, Daryl G. Byrd, Michael J. Brown and Michael A. Naquin, providing for indemnification and advancement of expenses to the fullest extent permitted by law with respect to pending or threatened claims against them in their capacities as officers. Following a change in control, as defined, all determinations regarding a right to indemnity and advancement of expenses are to be made by an independent legal counsel. In the event of a potential change in control, we must create a trust for the benefit of the indemnitees, which upon a change in control may not be revoked or the principal thereof invaded without the indemnitees’ written consent. While not requiring the maintenance of directors’ and officers’ liability insurance, the indemnification agreements require that the indemnitees be provided with maximum coverage if there is such insurance.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for the purpose of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*  *  *  *  *  *  *  *  *  *

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on January 12, 2007.

IBERIABANK CORPORATION

By:	/s/ DARYL G. BYRD
Daryl G. Byrd
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Daryl G. Byrd his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date

/s/ DARYL G. BYRD Daryl G. Byrd	President, Chief Executive Officer and Director	January 12, 2007

/s/ ANTHONY J. RESTEL Anthony J. Restel	Executive Vice President and Chief Financial Officer	January 12, 2007

/s/ JOSEPH B. ZANCO Joseph B. Zanco	Controller and Principal Accounting Officer	January 12, 2007

* Elaine D. Abell	Director	January 12, 2007

* Harry V. Barton, Jr.	Director	January 12, 2007

* Ernest P. Breaux, Jr.	Director	January 12, 2007

* John N. Casbon	Director	January 12, 2007

* William H. Fenstermaker	Chairman of the Board	January 12, 2007

Signatures	Title	Date

Larrey G. Mouton	Director	January , 2007

Jefferson G. Parker	Director	January , 2007

* O. Miles Pollard, Jr.	Director	January 12, 2007

* E. Stewart Shea, III	Director	January 12, 2007

* David H. Welch	Director	January 12, 2007

* /S/ DARYL G. BYRD
Daryl G. Byrd Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of August 9, 2006, as amended as of December 28, 2006, between the Registrant and Pulaski Investment Corporation (incorporated by reference to Appendix A to the information statement-prospectus)

2.2	Agreement and Plan of Merger dated as of July 26, 2006, as amended as of November 21, 2006, between the Registrant and Pochahontas Bancorp, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated July 26, 2006

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated December 19, 2005)

5	Opinion of Jones Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

8	Opinion of Friday, Eldredge & Clark, LLP on certain tax matters

23.1	Consent of Castaing, Hussey & Lolan, LLC

23.2	Consent of Jones Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5)

23.3	Consent of Kemp & Company

23.4	Consent of Deloitte & Touche, LLP

23.5	Consent of KraftCPAs

23.6	Consent of Stifel, Nicolaus & Company, Incorporated

24	Powers of Attorney of directors of the registrant (See Signature Page)

99.1	Form of Unanimous Consent to Corporate Action Without a Meeting by the Stockholders of Pulaski Investment Corporation